
11007090

Notice of 2011 Annual Meeting, Proxy Statement and 2010 Annual Report

PHH Corporation

PHH

Five-Year Historical Financial Table

	Year Ended and As of December 31,				
	2010	2009	2008[1]	2007	2006
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,438	$ 2,606	$ 2,056	$ 2,240	$ 2,288
Net income (loss) attributable to PHH Corporation	48	153	(254)	(12)	(16)
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.87	$ 2.80	$ (4.68)	$ (0.23)	$ (0.29)
Diluted earnings (loss) per share attributable to PHH Corporation	0.86	2.77	(4.68)	(0.23)	(0.29)
Consolidated Balance Sheets Data:					
Total assets	$ 11,270	$ 8,123	$ 8,273	$ 9,357	$ 10,760
Debt	8,085	5,160	5,764	6,279	7,647
PHH Corporation stockholders' equity	1,564	1,492	1,266	1,529	1,515

[1] Net loss attributable to PHH Corporation for the year ended December 31, 2008 included $42 million of income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment ($26 million net of a $5 million income tax benefit and $30 million impact in net income (loss) attributable to noncontrolling interest).

Market Price of Common Stock

Shares of our Common Stock are listed on the NYSE under the symbol "PHH." The following table sets forth the high and low sales prices for our Common Stock for the periods indicated as reported by the NYSE for the year ended December 31, 2010:

	Stock Price	
	High	Low
January 1, 2010 to March 31, 2010	$ 23.81	$ 15.84
April 1, 2010 to June 30, 2010	25.86	19.04
July 1, 2010 to September 30, 2010	22.39	17.83
October 1, 2010 to December 31, 2010	23.36	18.68

Stock Price Performance

The following graph and table compare the cumulative total stockholder return of PHH Common Stock with (i) the Russell 2000 Financial Services Index and (ii) the Russell 2000 Total Return Index.



PHH Common Stock
Russell 2000 Financial Services Index
Russell 2000 Total Return Index
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
DEC 31, 2005
DEC 31, 2006
DEC 31, 2007
DEC 31, 2008
DEC 31, 2009
DEC 31, 2010

	Amount in Dollars					
	DEC 31, 2005	DEC 31, 2006	DEC 31, 2007	DEC 31, 2008	DEC 31, 2009	DEC 31, 2010
■ PHH Common Stock	100.00	103.03	62.96	45.43	57.49	82.62
● Russell 2000 Financial Services Index	100.00	116.12	93.67	67.45	64.83	75.65
▲ Russell 2000 Total Return Index	100.00	118.37	116.51	77.15	98.11	124.46

The graph and table above assume that $100 was invested in PHH Common Stock, the Russell 2000 Financial Services Index and the Russell 2000 Total Return Index on December 31, 2005. Total stockholder performance returns assume reinvestment of dividends. The stock price performance depicted in the graph and table above may not be indicative of future stock price performance.

PHH Corporation



3000 LEADENHALL ROAD
MOUNT LAUREL, NJ 08054

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M35514-P11049 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

PHH CORPORATION

The Board of Directors recommends that you vote FOR the following:

Vote on Directors

	For All	Withhold All	For All Except
1. To elect two Class III directors, each to serve until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Mr. James W. Brinkley
02) Mr. Jerome J. Selitto

Vote on Proposals

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011.	☐	☐	☐
3. To approve an advisory resolution concerning the compensation of our named executive officers.	☐	☐	☐

The Board of Directors recommends you vote for 1 year:

	1 Year	2 Years	3 Years	Abstain
4. To recommend, by non-binding vote, the frequency of executive compensation votes.	☐	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice of 2011 Annual Meeting, Proxy Statement and 2010 Annual Report are available at www.proxyvote.com.

M35515-P11049

PHH CORPORATION
2011 Annual Meeting of Stockholders
June 8, 2011, 10:00 AM EDT
This proxy is solicited by the Board of Directors

The undersigned hereby (1) acknowledges receipt of the Notice of 2011 Annual Meeting, Proxy Statement and 2010 Annual Report for the 2011 Annual Meeting to be held on June 8, 2011 starting at 10:00 a.m., local time, at PHH's offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, and (2) hereby appoints Jerome J. Selitto, William F. Brown, J. Christopher Clifton and each of them (with full power to act alone) as proxies, with the powers the undersigned would possess if personally present and with full power of substitution to vote all common shares of PHH Corporation held by the undersigned as indicated on the reverse side hereof at the 2011 Annual Meeting and at any adjournment(s) or postponement(s) thereof, and with discretionary authority as to any other matters that may properly come before the 2011 Annual Meeting, all in accordance with, and as described in the accompanying Notice of 2011 Annual Meeting.

The undersigned hereby revokes any proxy heretofore given to vote or act with respect to the common stock of PHH Corporation and hereby ratifies and confirms all that the trustee, proxies, their substitutes, or any of them may lawfully do by virtue hereof.

Please date, sign exactly as your name appears on the form and promptly mail this proxy in the enclosed envelope. No postage is required. If a signed proxy card is not returned and received by 11:59 p.m. eastern daylight time on June 7, 2011, the proxies shall not vote such shares.

Continued and to be signed on reverse side

Letter from Jerry Selitto

Dear Fellow PHH Stockholder:

2010 was a transformative year for PHH as we made substantial progress in the pursuit of our mission as a cost-competitive provider of high quality outsourced services. We increased our market share across all channels in our Mortgage business and improved net margins in our Fleet operations. We also reduced expenses and increased operational efficiencies across the entire corporation. We achieved our objective of stabilizing our funding to enable business growth.

Our progress has enabled us to further our investment in our people and in technology. We remain focused on delivering outstanding service to our customers, at an attractive level of return to our stockholders, while providing a dynamic and rewarding work environment for our employees.

The Vision. The Plan. The Results.

In early 2010, we laid out a comprehensive plan to transform PHH and increase value for our stockholders, clients and employees. A key part of our plan called for strengthening leadership in strategic areas of our business including risk management, Mortgage and sales.

Our transformation initiatives were instrumental in enabling PHH to deliver a 20% increase in year-over-year core earnings (pre-tax)* in 2010.

PHH grew mortgage originations 30% in 2010 – from less than $38 billion in 2009 to $49 billion – in an originations market that declined by 20%.[1] In fact, PHH was one of the few major originators to increase volume in 2010 over 2009, and of the top 20, we recorded the greatest year-over-year percentage increase.[2] As a result, we increased our market share of mortgage originations from 2% to over 3%.[3]

Our mortgage servicing portfolio also grew by 9.6%. The unpaid principal balance of our servicing portfolio increased by $15 billion during the year and stood at $166 billion by year-end 2010. Our originations volume served to increase our servicing portfolio and helped fuel core earnings growth in our Mortgage business.

Our earnings in Fleet were $63 million, up 17% from 2009, and we added more than 50,000 fee-for-service vehicles, reflective of our strategic effort to grow fee-based services. 2010 was a very good year for both new client signings and client retention in our Fleet business.

These achievements in Mortgage and Fleet contributed to a significant increase in the share price of PHH stock, which rose 43.7% between December 31, 2009 and December 31, 2010, as compared to the Russell 2000 Financial Services Index, which saw an increase of 16.7%.

Funding

When I joined PHH, stabilizing our funding was a key priority. I am pleased to report that our 2010 financing objectives have been met. We were successful in extending maturities, better matching the scheduled repayment of liabilities with our expected asset cash flows, diversifying sources of funds and expanding available liquidity.

(continued)

Transformation Update

Through our transformation initiatives in 2010, we achieved approximately $88 million of annualized run-rate savings. Our initial target was $100 to $120 million; we re-prioritized some transformation projects and delayed others to allow us to respond to clients' needs arising from the surge in profitable mortgage volume which we experienced in the second half of 2010.

In 2011, our transformation focus is shifting from streamlining our operations to enhancing our competitive edge and establishing a foundation for growth. One very promising transformation activity that should serve PHH well through the mortgage cycle is a flexible workforce initiative. This will enable us to respond more rapidly to shifts in market demand without sacrificing customer service or shareholder returns. In addition, we will be investing some of our 2010 savings into technology initiatives in both Fleet and Mortgage, including:

- Infrastructure that will drive scalability and operating flexibility.
- Upgrades to our call centers to enhance the customer experience.
- Innovative product development, including mobile applications. Both Fleet and Mortgage have introduced apps for the iPhone® and other mobile computing devices.

A portion of our realized savings in 2010 will also be reinvested in sales, marketing and risk management.

Our Perspective on the Mortgage and Fleet Industries

During 2010, mortgage industry news was dominated by foreclosures. Based on an independent, comprehensive review of our foreclosure procedures, PHH did not impose a foreclosure moratorium as deemed necessary by some other mortgage companies. We take our responsibility to borrowers seriously and we are continuously improving our mortgage servicing processes to better serve our clients.

In addition, our total mortgage servicing portfolio delinquencies showed improvement, standing at 4.24% at the end of 2010, compared to 4.92% at the end of 2009.[4] Our delinquency rate continues to be one of the lowest among large mortgage servicers in the industry.[5]

The mortgage industry continues to face uncertainty regarding the role of the government sponsored enterprises Fannie Mae and Freddie Mac, the introduction of significant new regulation resulting from the implementation of the Dodd-Frank Act and the interest rate risk inherent in the mortgage business. Mortgage industry forecasts call for originations to contract once again this year, by one-third, from approximately $1.5 trillion in 2010 to around $1 trillion in 2011,[6] reflecting continued high unemployment, unstable home prices and the significant refinance activity that occurred during 2010.

While there has always been a measure of unpredictability and cyclicality in the mortgage industry, the changes we have seen in the past few years have been unprecedented and we are well-prepared to respond. We are broadening the investor base for the mortgages we originate and our unique mortgage business model positions us well to tackle these challenges.

The fleet industry is also confronting unexpected developments. World events continue to impact the price of gasoline and diesel fuel. The earthquake in Japan has disrupted the availability of parts and global motor company vehicle production. These and other macroeconomic factors impel us to help our clients address these challenges through consulting, value-added services, and targeted, innovative solutions for managing their fleets in 2011 and beyond.

Our Outlook for 2011

We are preparing to further tap the enormous potential of our mortgage distribution channels while also expanding relationships with strategic partners to broaden our reach in both Fleet and Mortgage. Our existing channels provide mortgage outsourcing services to leading wealth management and financial institutions, real estate brands and quality correspondents. These channels enable us to achieve greater economies of scale by touching hundreds of thousands of borrowers nationwide as we leverage our infrastructure. For example:

- Our Private Label channel provides PHH with a nationwide footprint that drives originations through more than 30,000 financial advisors, 4,300 bank branches and 750 loan officers.
- Through our strategic relationship with Realogy, we have access to one of the largest networks of real estate agents and offices in the nation. Realogy brands include Century 21®, Coldwell Banker®, ERA®, Sotheby's International Realty® and Better Homes and Gardens® Real Estate.
- We will continue to expand our presence in correspondent lending, where we increased penetration significantly in 2010 while maintaining prudent underwriting discipline.

In Fleet, nearly one-third of our top customers are *Fortune* 500 companies and over 100 clients have been with us for 20 years or more. Our focus in 2011 is to step up our efforts to drive revenue and higher ROE business. Growth will come from gaining market share by providing more fee-based services to current customers, expanding our truck business and providing services to fleets that do not lease from PHH. We continue to differentiate ourselves as an innovation leader in technology for the fleet industry, and many of our 2011 investments support that leadership position.

PHH is one of the country's largest independent outsourcers in the mortgage and fleet management businesses. We've emerged from the past few years of unprecedented turmoil as a more efficient company. In particular, during these past 18 months we have accomplished more than transforming our operations and processes to run smarter – our corporate culture has also been reshaped to reflect the energetic, disciplined values of a world-class competitor. Going forward, we will continue to be thoughtful and prudent stewards of our stockholders' capital as we strive to grow and improve not only absolute earnings and return on equity, but also the sustainability of such earnings.

In closing, I thank our stockholders, clients and employees for supporting our vision and seeing us through this period of change. Our 2010 achievements in business transformation, funding, increasing mortgage market share and expanding opportunities in Fleet have put us in a position of renewed strength to compete and deliver attractive results to our stockholders.

Sincerely,



Jerome J. Selitto
President and Chief Executive Officer
April 29, 2011

1. Based on statistics from the *MBA Mortgage Finance Forecast* from January 14, 2011 and the *MBA Mortgage Finance Forecast* from April 14, 2011. 2. Based on 2010 statistics from *Inside Mortgage Finance*, January 28, 2011. 3. Based on 2010 statistics from *Inside Mortgage Finance*, January 28, 2011 and PHH internal analysis. 4. Total delinquencies (30, 60, and 90 or more days) excluding foreclosures and real estate-owned. 5. Based on 2010 statistics from *Inside Mortgage Finance*, March 4, 2011. 6. Duncan, Doug and Orawin T. Velz. "March Economic Outlook," *Economics and Mortgage Market Analysis*, Fannie Mae. March 10, 2011.

* NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Core earnings (loss) (pre-tax and after-tax) and core earnings (loss) per share are financial measures that are not in accordance with GAAP. See Non-GAAP Reconciliations below for a reconciliation of these measures to the most directly comparable GAAP financial measures.

Core earnings (loss) (pre-tax and after-tax) and core earnings (loss) per share measure the Company's financial performance excluding certain unrealized changes in value of mortgage servicing rights that are based upon projections of future voluntary and involuntary prepayments.

The unrealized changes in value of our mortgage servicing rights for voluntary and involuntary prepayments are reflected as market-related and credit related fair value adjustments, respectively. Core earnings (loss) (pre-tax and after-tax) and core earnings (loss) per share may also include other adjustments, as applicable based upon facts and circumstances, consistent with the intent of providing investors a means of evaluating our core operating performance.

The Company believes that these Non-GAAP Financial Measures can be useful to investors because they provide a means by which investors can evaluate the Company's underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of the business for a given period.

The Company also believes that any meaningful analysis of the Company's financial performance by investors requires an understanding of the factors that drive the underlying operating performance which can be obscured by significant unrealized changes in value of our mortgage servicing rights in a given period that is included in Segment profit (loss), Income (loss) before income taxes, Net income (loss) attributable to PHH Corporation and Basic earnings (loss) per share attributable to PHH Corporation in accordance with GAAP.

Use of Core Earnings by Management

The unrealized changes in the value of mortgage servicing rights are based upon numerous assumptions, which include estimated changes in future prepayments that may or may not be actually realized in the future. The market-related fair value adjustments are based upon assumptions of future interest rates, the shape of the yield curve, volatility and other factors. The credit-related fair value adjustments are based upon projected levels of delinquencies and foreclosures that are assumed to remain at current period-end levels throughout the life of the asset for purposes of modeling the expected future cash flows of the mortgage servicing rights. Value lost from actual voluntary and involuntary prepayments are recorded when the underlying loans actually prepay or when foreclosure proceedings are complete, and are included in core earnings based on the current value of the mortgage servicing rights.

The Company manages the business and has designed certain management incentives based upon the achievement of core earnings targets. In addition, the Company believes that it will likely replenish most, if not all, realized value lost from changes in value from actual prepayments through new loan originations and actively manages and monitors economic replenishment rates to measure our ability to continue to do so. Therefore, management does not believe the unrealized change in value of the mortgage servicing rights is representative of the economic change in value of the business as a whole. The presentation of core earnings is designed to more closely align the timing of recognizing the actual value lost from prepayments in the mortgage servicing segment with the associated value created through new originations in the mortgage production segment.

Limitations on the Use of Core Earnings

Since core earnings (loss) (pre-tax and after-tax) and core earnings (loss) per share measure the Company's financial performance excluding certain unrealized changes in value of mortgage servicing rights, they may not reflect the rate of value lost on subsequent actual payments or prepayments over time. As such, core earnings (loss) (pre-tax and after-tax) and core earnings (loss) per share may tend to overstate operating results in a declining interest rate environment and understate operating results in a rising interest rate environment.

Core earnings (loss) (pre-tax and after-tax) and core earnings (loss) per share involves differences from Segment profit (loss), Income (loss) before income taxes, Net income (loss) attributable to PHH Corporation, Basic earnings (loss) per share attributable to PHH Corporation and Net revenues computed in accordance with GAAP. Core earnings (loss) (pre-tax and after-tax) and core earnings (loss) per share should be considered as supplementary to, and not as a substitute for, Segment profit (loss), Income (loss) before income taxes, Net income (loss) attributable to PHH Corporation, Basic earnings (loss) per share attributable to PHH Corporation or Net revenues computed in accordance with GAAP as a measure of the Company's financial performance.

PHH Corporation and Subsidiaries

NON-GAAP RECONCILIATIONS – CORE EARNINGS
(In millions, except per share data)
See "Note Regarding Non-GAAP Financial Measures" for a description of the uses and limitations of these Non-GAAP Financial Measures.

Regulation G Reconciliation

	Year Ended December 31,	
	2010	2009
Income before income taxes – as reported	$ 115	$ 280
Less: net income attributable to noncontrolling interest	28	20
Segment income	87	260
Certain MSRs fair value adjustments:		
Market-related[(1)]	166	(111)
Credit-related[(2)]	36	91
Core earnings (pre-tax)	$ 289	$ 240

(1) Represents the Change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.
(2) Represents the Change in fair value of MSRs primarily due to the impact of changes in estimated portfolio delinquencies and foreclosures.

FORWARD-LOOKING STATEMENTS

Certain statements in this Notice of 2011 Annual Meeting, Proxy Statement and 2010 Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors. Investors are cautioned not to place undue reliance on these forward-looking statements. You should understand that these statements are not guarantees of performance or results and are preliminary in nature. Statements preceded by, followed by or that otherwise include the words "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may result", "will result", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts.

You should consider the areas of risk described under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in our periodic reports filed with the Securities and Exchange Commission under the Exchange Act, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, applicable stock exchange listing standards and unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements or to report the occurrence or non-occurrence of anticipated or unanticipated events.

PHH Corporation



April 29, 2011

Dear Fellow Stockholder:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation (the "Company"), which will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Wednesday, June 8, 2011, at 10:00 a.m., local time. At the Annual Meeting, stockholders will be asked to elect two Class III directors to hold office until the 2014 Annual Meeting of Stockholders, to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011, to vote upon an advisory resolution approving the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, to vote upon an advisory resolution concerning the frequency of advisory votes on the compensation of our named executive officers, and to consider and vote upon such other business as may properly come before the meeting. This Notice of 2011 Annual Meeting, Proxy Statement and 2010 Annual Report describes in more detail the business to be conducted at the Annual Meeting and provides other information concerning us of which you should be aware when you vote your shares.

YOUR VOTE IS EXTREMELY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

In order to ensure that your shares are represented at the Annual Meeting, whether you plan to attend or not, please vote in accordance with the enclosed instructions. You can vote your shares by telephone, electronically via the Internet or by completing and returning the enclosed proxy card or vote instruction form. If you vote using the enclosed proxy card or vote instruction form, you must sign, date and mail the proxy card or vote instruction form in the enclosed envelope. If you decide to attend the Annual Meeting and wish to modify your vote, you may revoke your proxy and vote in person at the meeting.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

Pursuant to rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing via the Internet our proxy statement and other proxy materials to stockholders holding less than 1,000 shares of our common stock as of the record date for the Annual Meeting. We believe this e-proxy process reduces the environmental impact of our Annual Meeting, reduces our printing and postage costs, and expedites the receipt of proxy materials by our stockholders.

The Board of Directors appreciates your time and attention in reviewing the accompanying Notice of 2011 Annual Meeting, Proxy Statement and 2010 Annual Report. Thank you for your continued interest in PHH Corporation. We look forward to seeing you at the meeting.

Sincerely,

Jerome J. Selitto
President and Chief Executive Officer

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

NOTICE OF 2011 ANNUAL MEETING

To Our Stockholders:

The 2011 Annual Meeting of Stockholders of PHH Corporation (the "Company") will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Wednesday, June 8, 2011, at 10:00 a.m., local time (the "Annual Meeting"), for the following purposes:

1. To elect two Class III directors, each to serve until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation;

2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;

3. To conduct an advisory vote concerning the compensation of our named executive officers;

4. To conduct an advisory vote concerning the frequency of advisory votes on the compensation of our named executive officers; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 23, 2011 as the record date for the Annual Meeting. Only stockholders of record as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors



William F. Brown
Senior Vice President, General Counsel and Secretary

April 29, 2011

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 8, 2011.

THIS NOTICE OF 2011 ANNUAL MEETING, PROXY STATEMENT AND 2010 ANNUAL REPORT IS AVAILABLE ON THE INTERNET AT:
http://www.proxyvote.com

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

PROXY STATEMENT FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is being furnished to the holders of common stock, par value $0.01 per share, of PHH Corporation, a Maryland corporation (the "Company"), in connection with the solicitation by our Board of Directors of proxies to be voted at the 2011 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Wednesday, June 8, 2011, at 10:00 a.m., local time, or at any postponement or adjournment of the Annual Meeting, for the purposes set forth in the accompanying Notice of 2011 Annual Meeting.

This Proxy Statement and the other proxy materials are being mailed to stockholders and are first being made available via the Internet on or about April 29, 2011. If a stockholder executes and returns the enclosed proxy card or vote instruction form or submits vote instructions to us by telephone or via the Internet, the stockholder may nevertheless revoke their proxy at any time prior to its use by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date or by submitting revised vote instructions to us by telephone or via the Internet prior to 11:59 p.m. EDT on Tuesday, June 7, 2011, in accordance with the instructions on the enclosed proxy card or vote instruction form. A stockholder who attends the Annual Meeting in person may revoke his or her proxy at that time and vote in person if so desired.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

Unless revoked or unless contrary instructions are given, each proxy that is properly signed, dated and returned or authorized by telephone or via the Internet in accordance with the instructions on the enclosed proxy card or vote instruction form prior to the start of the Annual Meeting will be voted as indicated on the proxy card or via telephone or the Internet and if no indication is made, each such proxy will be deemed to grant authority to vote, as applicable:

(1) Proposal 1: **FOR** the election of each of Mr. James W. Brinkley and Mr. Jerome J. Selitto as Class III directors, each to serve until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation (the "Director Election Proposal");

(2) Proposal 2: **FOR** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011 (the "Ratification of Auditors Proposal");

(3) Proposal 3: **FOR** the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K (the "Say on Pay Vote");

(4) Proposal 4: for an **ANNUAL** advisory vote on the compensation of our named executive officers (the "Say When on Pay Vote"); and

(5) At the discretion of the persons named in the enclosed proxy card or vote instruction form, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED UNDER THE DIRECTOR ELECTION PROPOSAL, "FOR" THE RATIFICATION OF AUDITORS PROPOSAL, "FOR" THE SAY ON PAY VOTE AND FOR AN "ANNUAL" SAY WHEN ON PAY VOTE.

TABLE OF CONTENTS

GENERAL INFORMATION ABOUT THE 2011 ANNUAL MEETING

Why am I receiving these proxy materials?

You are receiving these proxy materials because our Board of Directors (the "Board") is soliciting your proxy to cast your vote at the 2011 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation, a Maryland corporation ("we," "our," "us," "PHH" or the "Company"), and any adjournment or postponement of the Annual Meeting. This Proxy Statement, the accompanying Notice of 2011 Annual Meeting, our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (the "SEC") on February 28, 2011 (the "2010 Annual Report"), and the enclosed proxy card or vote instruction form for those stockholders that have been sent printed copies of our proxy materials are being mailed to stockholders or are first being made available to stockholders via the Internet on or about April 29, 2011.

When and where is the Annual Meeting going to be held?

The Annual Meeting will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Wednesday, June 8, 2011, at 10:00 a.m., local time. Registration and seating will begin at 9:00 a.m., local time.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will vote on the matters described in the accompanying Notice of 2011 Annual Meeting and this Proxy Statement. The only matters expected to be voted upon at the Annual Meeting are (1) the Director Election Proposal, (2) the Ratification of Auditors Proposal, (3) the Say on Pay Vote and (4) the Say When on Pay Vote.

What are the Board's recommendations for how I should vote my shares?

The Board recommends that you vote your shares as follows:

- Proposal 1: **FOR** the election of each of Mr. James W. Brinkley and Mr. Jerome J. Selitto as Class III directors, each to serve until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation;
- Proposal 2: **FOR** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;
- Proposal 3: **FOR** the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K; and
- Proposal 4: for an **ANNUAL** advisory vote on the compensation of our named executive officers.

Who can attend the Annual Meeting?

Only stockholders of record as of the close of business on March 23, 2011, or their duly appointed proxies, may attend the Annual Meeting. Stockholders will be asked to present valid picture identification, such as a driver's license or passport. Please note that, if you hold your shares in "street name" (that is, through a bank, broker or other nominee), you must bring either a copy of the vote instruction form provided by your bank, broker or other nominee or a copy of a brokerage statement reflecting your stock ownership as of the record date.

Cameras and video recording devices will not be permitted at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose germane to the Annual Meeting beginning ten days prior to the Annual Meeting during ordinary business hours at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, our principal place of business, and ending on the date of the Annual Meeting.

Do I need an admission ticket to attend the Annual Meeting?

Yes. Attendance at the Annual Meeting will be limited to stockholders of record as of the record date, their authorized representatives and our guests. Admission will be by admission ticket only. For registered stockholders, the top portion of the proxy card enclosed with the Proxy Statement will serve as an admission ticket. If you are a beneficial owner and hold your shares in "street name," or through an intermediary, such as a bank, broker or other nominee, you should request an admission ticket from your bank, broker or other nominee or send a request in writing to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, and include proof of ownership of PHH Corporation common stock, such as a bank or brokerage firm account statement or letter from the bank, broker or other nominee holding your stock, confirming your beneficial ownership. Stockholders who do not obtain admission tickets in advance of the Annual Meeting may obtain them on the date of the Annual Meeting at the registration desk upon verifying their stock ownership as of the record date. In accordance with our security procedures, all persons attending the Annual Meeting must present picture identification along with their admission ticket or proof of beneficial ownership in order to gain admission to the meeting. Admission to the Annual Meeting will be expedited if admission tickets are obtained in advance. Admission tickets may be issued to others at our discretion.

How many votes must be present at the Annual Meeting to constitute a quorum?

Stockholders holding a majority of the issued and outstanding shares of our common stock as of the record date, March 23, 2011, must be present, in person or by proxy, to constitute a quorum at the Annual Meeting. As of the record date, there were 56,167,692 shares of our common stock issued and outstanding. Shares represented by abstentions on any proposal to be acted upon by stockholders at the Annual Meeting will be treated as present at the Annual Meeting for purposes of determining whether a quorum is present.

How many votes can be cast by all stockholders?

56,167,692 votes may be cast at the Annual Meeting. Each stockholder is entitled to cast one vote for each share of common stock held by such stockholder as of the record date. There is no cumulative voting and the holders of our common stock vote together as a single class.

What vote is needed for each of the proposals to be adopted?

- Proposal 1 — Director Election Proposal: Directors are elected by a plurality of the votes cast by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. The two candidates with the highest number of "**FOR**" votes will be elected, subject to our majority vote standard for directors in uncontested elections as set forth in our Corporate Governance Guidelines and described below. Under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast for the election of directors and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for purposes of determining whether a quorum is present at the meeting.

  Under our Corporate Governance Guidelines, a director that fails to receive more votes cast "for" than "against" his or her election or re-election is expected to tender his or her resignation from the Board and, within 90 days following certification of the stockholder vote, the Corporate Governance Committee of the Board is required to determine whether to accept the director's resignation and to submit such recommendation for prompt consideration by the Board. Under our Corporate Governance Guidelines, the Board is required to act on any such recommendation from the Corporate Governance Committee.

- Proposal 2 — Ratification of Auditors Proposal: Approval of the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011, requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote.

- Proposal 3 — Say on Pay Vote: Approval of the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions and broker non-votes, if any, will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote. Although the Say on Pay Vote is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with future executive compensation decisions.
- Proposal 4 — Say When on Pay Vote: The frequency of the advisory vote concerning the compensation of our named executive officers receiving the greatest number of votes — every year, every two years or every three years — will be the frequency recommended by our stockholders. Under applicable Maryland law, abstentions and broker non-votes, if any, will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote. Although the Say When on Pay Vote is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with future decisions concerning the frequency of our advisory vote on executive compensation.
- Other business: All other business that may properly come before the Annual Meeting requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast or shares voting on the proposal and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for the purpose of determining whether a quorum is present at the meeting.

What is a broker non-vote?

Generally, a broker non-vote occurs when shares held by a bank, broker or other nominee for a beneficial owner are not voted with respect to a particular proposal because (i) the nominee has not received voting instructions from the beneficial owner and (ii) the nominee lacks discretionary voting power to vote such shares. Under the rules of The New York Stock Exchange, LLC (the "NYSE"), a nominee does not have discretionary voting power with respect to "non-routine" matters.

Historically, uncontested director elections were deemed "routine" matters under the NYSE's rules and banks, brokers and other nominees could vote your shares on your behalf even in the absence of specific voting instructions given by you to your bank, broker or other nominee. Recently, however, the NYSE amended its rules to prohibit banks, brokers and other nominees from exercising discretionary voting authority in uncontested director elections or with respect to executive compensation matters. As a result, director elections, whether contested or uncontested, as well as votes concerning executive compensation matters are now deemed to be "non-routine" matters and your bank, broker or other nominee may only vote your shares for director nominees and on executive compensation matters if you have provided your bank, broker or other nominee with specific voting instructions.

Thus, if your shares are held in "street name" and you do not provide instructions as to how your shares are to be voted in the election of directors or with respect to executive compensation matters, your bank, broker or other nominee will not be able to vote your shares for director nominees or with respect to executive compensation matters, and your shares will not be voted on such matters. We urge you to provide instructions to your bank, broker or other nominee so that your votes may be counted. You should vote your shares by following the instructions provided on the vote instruction form that you receive from your bank, broker or other nominee.

If you fail to provide your bank, broker or other nominee with specific voting instructions as to how you would like your shares voted for non-routine matters, your bank, broker or other nominee will not vote your shares on your behalf and your shares will be reported as "broker non-votes." For matters that are still considered "routine" under the NYSE's rules (e.g., ratification of auditors), your bank, broker or other nominee may continue to exercise discretionary voting authority and may vote your shares on your behalf for such routine matters even if you fail to provide your bank, broker or other nominee with specific voting instructions as to how you would like your shares voted on such routine matters.

How do I vote?

You can vote in person or by valid proxy received by telephone, via the Internet or by mail. We urge you to vote by doing one of the following:

- Vote by Telephone: You can vote your shares by calling the toll-free number indicated on your proxy card using a touch-tone telephone 24 hours a day. Easy-to-follow voice prompts enable you to vote your shares and confirm that your voting instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote by telephone.
- Vote by Internet: You can also vote via the Internet by following the instructions on your proxy card. The website address for Internet voting is indicated on your proxy card. Internet voting is also available 24 hours per day. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote via the Internet.
- Vote by Mail: If you choose to vote by mail, complete, sign, date and return your proxy card in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received on or before June 7, 2011.

The deadline for voting by telephone or electronically through the Internet is 11:59 p.m. EDT on June 7, 2011.

Can I change my vote?

Yes. A proxy may be revoked at any time prior to the voting at the Annual Meeting by submitting a later dated proxy (including a proxy authorization submitted by telephone or electronically through the Internet prior to the deadline for voting by telephone or the Internet), by giving timely written notice of such revocation to our Corporate Secretary in advance of the Annual Meeting or by attending the Annual Meeting and voting in person. However, if you hold shares in "street name," you may not vote shares in person at the Annual Meeting unless you bring with you a legal proxy from the stockholder of record. Only the latest dated and properly executed or authorized proxy that you timely submit will be counted.

Could other matters be decided at the Annual Meeting?

The Board does not intend to bring any matter before the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the enclosed proxy, or their duly appointed substitutes acting at the Annual Meeting, will be authorized to vote or otherwise act in respect of any such matters in their discretion.

How do participants in our employee savings plans vote?

For participants in the PHH Corporation Employee Savings Plan and the PHH Home Loans, LLC Employee Savings Plan (the "Savings Plans") with shares of our common stock credited to their accounts, voting instructions for the trustees of the Savings Plans are also being solicited through this Proxy Statement. In accordance with the provisions of the Savings Plans, the respective trustees will vote shares of our common stock in accordance with instructions received from the plan participants to whose accounts such shares are credited. To the extent such instructions are not received prior to 11:59 p.m. EDT on June 3, 2011, the trustees of the Savings Plans will vote the shares with respect to which they have not received instructions proportionately in accordance with the votes received for shares which they have received instructions. Instructions given with respect to shares in accounts of the Savings Plans may be changed or revoked only in writing, and no such instructions may be revoked after

11:59 p.m. EDT on June 3, 2011. Participants in the Savings Plans are not entitled to vote in person at the Annual Meeting. If a participant in the Savings Plans has shares of our common stock credited to his or her account and also owns other shares of our common stock in registered form or through a bank, broker or other nominee, he or she should receive a separate proxy card or vote instruction form for shares credited to his or her account in the Savings Plans and any other shares that he or she owns. All such proxy cards and vote instruction forms should be completed, signed and returned to ensure that votes are cast for all shares owned either directly or beneficially.

What if I vote for some but not all of the proposals?

Shares of our common stock represented by proxies received by us (whether received through the return of the enclosed proxy card or received via telephone or the Internet) where the stockholder has provided voting instructions with respect to the proposals described in this Proxy Statement, including the Director Election Proposal, the Ratification of Auditors Proposal, the Say on Pay Vote and the Say When on Pay Vote will be voted in accordance with the voting instructions so made. If your proxy card is properly executed and returned but does not contain voting instructions as to one or more of the proposals to be voted upon at the Annual Meeting, or if you give your proxy by telephone or via the Internet without indicating how you want to vote on each of the proposals to be voted upon at the Annual Meeting, your shares will be voted:

- **FOR** the Director Election Proposal;
- **FOR** the Ratification of Auditors Proposal;
- **FOR** the Say on Pay Vote;
- For an **ANNUAL** Say When on Pay Vote; and
- at the discretion of the persons named in the enclosed proxy card or vote instruction form, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

If your shares are held in street name and you do not properly instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee may either use its discretion to vote your shares on matters deemed "routine" by the NYSE or may not vote your shares. For any matters deemed "non-routine" by the NYSE, your bank, broker or other nominee would not be able to vote your shares on such matters. We encourage you to provide instructions to your bank, broker or other nominee by carefully following the instructions provided to ensure that your shares are voted at the Annual Meeting in accordance with your desires.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies on behalf of our Board. Our directors, officers and employees may solicit proxies on our behalf in person or by telephone, facsimile or electronically through the Internet, as described above. We have engaged Broadridge Financial Solutions, Inc. ("Broadridge") to assist us in the distribution and solicitation of proxies. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending our proxy materials to beneficial owners of our common stock as of the record date.

Who will count and certify the vote?

Representatives of Broadridge will count the votes and certify the voting results. The voting results are expected to be published in a Current Report on Form 8-K filed with the SEC within four business days following the conclusion of the Annual Meeting.

How can I access the proxy materials and 2010 Annual Report electronically?

Copies of the Notice of 2011 Annual Meeting, Proxy Statement and 2010 Annual Report, as well as other materials filed by us with the SEC, are available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. You can elect to receive future annual reports, proxy statements and other proxy materials electronically by marking the appropriate box on your proxy card or vote instruction form or by following the instructions provided if you vote by telephone or via the Internet.

Copies of our Corporate Governance Guidelines, Independence Standards for Directors, Code of Business Conduct and Ethics for Directors, Code of Conduct for employees and officers, and the charters of each standing committee of our Board, including our Audit Committee, Human Capital and Compensation Committee, Corporate Governance Committee, and Finance and Risk Management Committee, are also available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

PROPOSAL 1 — TO ELECT TWO CLASS III DIRECTORS

The Board has nominated Mr. James W. Brinkley and Mr. Jerome J. Selitto, currently Class III directors, for re-election at the Annual Meeting, each to serve as Class III directors until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation. Each nominee has consented to being named in this Proxy Statement and to serve if elected. Shares of our common stock represented by duly authorized proxies will be voted **FOR** Messrs. Brinkley and Selitto, or any substitute nominee or nominees designated by the Board if, prior to the Annual Meeting, any nominee should become unable to serve, unless the Board determines to reduce the total number of directors in accordance with our Articles of Amendment and Restatement (as amended) (the "Charter") and amended and restated by-laws.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF MESSRS. BRINKLEY AND SELITTO USING THE ENCLOSED PROXY CARD OR VOTE INSTRUCTION FORM. UNLESS MARKED TO THE CONTRARY, PROPERLY EXECUTED PROXY CARDS RECEIVED BY US WILL BE VOTED "FOR" THE ELECTION OF MESSRS. BRINKLEY AND SELITTO.

BOARD OF DIRECTORS

Our Board currently consists of seven members. The principal occupations of, and certain other information regarding, each of the Class III director nominees and our other incumbent directors, as of April 29, 2011, are set forth below. During 2010, our Board held sixteen meetings and each incumbent director and director nominee attended at least 75% of the meetings held by the Board during the period in which each such director served as a member of the Board. All directors are expected to attend each regularly scheduled meeting of the Board, as well as each annual meeting of our stockholders (subject to certain limited exceptions). All of our directors that were serving as directors on June 15, 2010, attended the 2010 Annual Meeting of Stockholders held on June 15, 2010.

Nominees to Serve as Class III Directors — Term Expires in 2014

James W. Brinkley, 74, has served as a director since January 31, 2005. In July 2009, Mr. Brinkley became Vice Chairman of Morgan Stanley Smith Barney Global Wealth Management, effective with the new joint venture of Morgan Stanley and Smith Barney. In December 2005, Mr. Brinkley became Vice Chairman of Smith Barney's Global Private Client Group following Citigroup Inc.'s acquisition of Legg Mason Wood Walker, Incorporated ("LMWW"). Mr. Brinkley served as a director of Legg Mason, Inc., a holding company that, through its subsidiaries, provides financial services to individuals, institutions, corporations, governments and government agencies since its formation in 1981. Mr. Brinkley has served as a Senior Executive Vice President of Legg Mason, Inc. since December 1983. Mr. Brinkley became Chairman of LMWW, Legg Mason Inc.'s principal brokerage subsidiary, in February 2004. Mr. Brinkley previously served as LMWW's Vice Chairman and Chief Executive Officer from July 2003 through February 2004, as its President from 1985 until July 2003 and as its Chief Operating Officer from February 1998 until July 2003. Mr. Brinkley is Chairman of the Mason School of Business Foundation Board of the College of William and Mary, the Founding Board Chair of Business Volunteers Unlimited of Maryland and a former Director of AARP Services Inc. Mr. Brinkley's nearly five decades of senior management and leadership experience in the financial services industry, as well as his past contributions to the Board, led to a conclusion that it is appropriate that he be nominated to stand for re-election as a director.

Jerome J. Selitto, 69, has served as a director and as President and Chief Executive Officer since October 26, 2009. Prior to joining PHH, Mr. Selitto worked most recently at Ellie Mae, Inc., a provider of enterprise solutions, including an online network, software and services for the residential mortgage industry. While at Ellie Mae, Mr. Selitto initially served as a senior consultant beginning in 2007 and, later in 2007 through 2009, as Executive Vice President, Lender Division, a role in which he helped to develop a sales and marketing strategy for a new division of the company focused on linking lenders and mortgage originators on a real-time basis, allowing the lender to immediately screen for loan attributes that met its purchase criteria. Prior to that, in 2000, Mr. Selitto founded and served as Chief Executive Officer of DeepGreen Financial, a privately-held, innovative web-based federal savings bank and mortgage company that grew to become one of the nation's most successful online home equity lenders, originating over $5 billion in home equity loans during the period from its founding in 2000 through January 2005. From 1992 to 1999, he served as founder and Vice Chairman of Amerin Guaranty Corporation (now Radian Guaranty), a mortgage insurance company he helped grow to an 8% market share and a successful IPO. Mr. Selitto previously served as a Managing Director at First Chicago Corporation and PaineWebber Inc., and as a senior executive at Kidder, Peabody & Co., William R. Hough & Company, and the Florida Federal Savings and Loan Association. Mr. Selitto's position as our President and Chief Executive Officer and his financial services industry and leadership experience led to a conclusion that it is appropriate that he be nominated to stand for re-election as a director.

Continuing Class I Directors — Term Expires in 2012

James O. Egan, 62, serves as our Non-Executive Chairman of the Board and has served as a director since March 30, 2009. Mr. Egan served as a Managing Director of Investcorp International, Inc., an alternative asset management firm specializing in private equity, hedge fund offerings and real estate and technology investments, from 1998 through 2008. Mr. Egan was the partner-in-charge, M&A Practice, U.S. Northeast Region for KPMG LLP from 1997 to 1998 and served as the Senior Vice President and Chief Financial Officer of Riverwood International, Inc. from 1996 to 1997. Mr. Egan began his career with PricewaterhouseCoopers (formerly Coopers & Lybrand) in 1971 and served as partner from 1982 to 1996 and a member of the Board of Partners from 1995 to 1996. Mr. Egan possesses over forty years of business experience involving companies of varying sizes from start-ups to Fortune 500 public companies operating across numerous industries, including twenty-five years of public accounting experience having served as lead audit partner involved in the audits of annual financial statements of numerous public companies. He also has ten years of private equity experience working with portfolio companies in the US and Europe to create shareholder value. He has served on numerous Boards of Directors of both public and private companies. Mr. Egan currently serves as a director of Thermadyne Technologies Holdings, Inc. Mr. Egan's business, financial, accounting, and private equity experience led to a conclusion that it is appropriate that he continue to serve as a director.

Allan Z. Loren, 72, has served as a director since June 10, 2009. Mr. Loren currently serves as an Executive Coach to chief executive officers. He served as both Chairman and Chief Executive Officer of Dun & Bradstreet from 2000 through 2004 and as Chairman in 2005. Prior to joining Dun & Bradstreet, he served as Executive Vice President and Chief Information Officer of American Express from 1994 to 2000, as President and Chief Executive Officer of Galileo International from 1991 to 1994, as President of Apple Computer USA from 1988 to 1990, and as Chief Information Officer of Apple Computer from 1987 to 1988. Mr. Loren was also the Chief Administrative Officer and Chief Information Officer of Cigna from 1979 to 1987 and 1971 to 1987, respectively. He currently serves on the Board of Trustees of Queens College, City University of New York as a director. Mr. Loren previously served on the board of directors of Fair Isaac Corporation, Hershey Foods, Reynolds & Reynolds, U.S. Cellular, and Venator Group (currently known as Foot Locker, Inc.) Mr. Loren's operational, technological, executive coaching and leadership experience, including experience leading transformational change, led to a conclusion that it is appropriate that he continue to serve as a director.

Gregory J. Parseghian, 50, has served as a director since June 10, 2009. Mr. Parseghian is currently a private investor and, from September 2007 through December 2008, served as Director of Research for Brahman Capital. He has substantial experience in the financial and mortgage industries, having served in executive positions at First Boston Corp., BlackRock Financial Management and Salomon Brothers from 1982 through 1995. In 1996, Mr. Parseghian became Chief Investment Officer of Freddie Mac and served in that position until June 2003 at which time he was promoted by Freddie Mac's board of directors to Chief Executive Officer. He currently serves on the board of directors of the Armenian Church Endowment Fund and The Langley School, both of which are non-profit organizations, and Everquest Financial, Ltd., a specialty finance holding company. Mr. Parseghian has had over twenty-five years of progressively increasing responsibility in the areas of investment banking, investment management and risk management. His background includes substantial involvement in the analysis, securitization and management of mortgage-backed securities. Mr. Parseghian's mortgage industry and risk management experience led to a conclusion that it is appropriate that he continue to serve as a director.

Continuing Class II Directors — Term Expires in 2013

Deborah M. Reif, 58, has served as a director since April 1, 2010. Ms. Reif served most recently as Chief Executive Officer and President of the Equipment Services division of General Electric Company, a global transportation equipment enterprise, from 2006 through 2009 with responsibility for a global operating lease portfolio and a supply chain service strategy. From 2005 to 2006, Ms. Reif served as President of Digital Media of NBC Universal where she led the transformation of that operation to a digital business model. Prior to that, Ms. Reif served as Executive Vice President of Financial Structuring for NBC Universal where she led the assessment and restructuring of the Universal Theme Park portfolio from 2004 through 2005. From 2001 through 2004, she served as Chairman and Chief Executive Officer of Financial Guaranty Insurance Company and earlier in her career, in various financial roles of increasing importance with GE Capital from 1971 through 2001. Ms. Reif's financial, risk management and relevant operational experience and leadership roles within a large, publicly-traded global enterprise led to a conclusion that it is appropriate that she continue to serve as a director.

Carroll R. Wetzel, Jr., 67, has served as a director since January 1, 2010. Mr. Wetzel also serves as a director of Exide Technologies, Inc. He previously served as Vice Chairman and lead director at Arch Wireless from 2001 through 2002; as non-executive Chairman of the Board of Directors of Safety Components International from 2000-2005; as a director of Laidlaw International, Inc. from 2004 to 2007; as a director of Brink's Home Security Holdings, Inc. from 2008-2010; and as a director of The Brink's Company during 2008. Before that, he spent approximately 20 years working in investment banking and corporate finance. From 1988 to 1996, Mr. Wetzel served as head of the Merger and Acquisition Group at Chemical Bank and following its merger with Chase Manhattan Bank as co-head of the Merger and Acquisition Group and also previously served as a corporate finance officer at Dillon Read & Co., Inc. and Smith Barney. Mr. Wetzel's investment banking and financial services industry experience and his past service as a member of several other public company Board's led to a conclusion that it is appropriate that he continue to serve as a director.

Independence of the Board of Directors

Under the rules of the NYSE and the SEC, our Board is required to affirmatively determine which directors are independent and to disclose such determination in our annual report to stockholders and in our proxy statement for each annual meeting of stockholders. Our Board has reviewed each director's relationships with us in conjunction with our previously adopted categorical Independence Standards for Directors (the "Independence Standards") and Section 303A of the NYSE's Listed Company Manual (the "NYSE Listing Standards"). A copy of our categorical Independence Standards is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of our Independence Standards is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. Based on the Board's review, our Board has affirmatively determined that each of our current non-employee directors and director nominees — Messrs. Brinkley, Egan, Loren, Parseghian and Wetzel and Ms. Reif — is independent within the meaning of our categorical Independence Standards and the NYSE Listing Standards and has no material relationship with us or any of our subsidiaries, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Our Board has also determined that Mr. Selitto, who serves as our Chief Executive Officer, is not an independent director. Accordingly, approximately 86% of our incumbent directors, representing more than two-thirds of our incumbent directors as required by our Corporate Governance Guidelines, are independent.

COMMITTEES OF THE BOARD

The Board has a standing Audit Committee, Human Capital and Compensation Committee, Corporate Governance Committee, and Finance and Risk Management Committee. Each such committee consists solely of directors who have been affirmatively determined to be "independent" within the meaning of the NYSE Listing Standards and our Independence Standards. In addition, the Board has a standing Executive Committee which may take certain actions on behalf of the Board when the Board is not in session.

Audit Committee

The Audit Committee assists our Board in the oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our independent registered public accounting firm and our internal audit function, and our compliance with legal and regulatory requirements. The Audit Committee also oversees our corporate accounting and reporting practices by:

- meeting with our financial management and independent registered public accounting firm to review and discuss our financial statements, quarterly earnings releases and financial data, and internal controls over financial reporting;
- appointing and pre-approving all services provided by the independent registered public accounting firm that will audit our financial statements;
- reviewing the internal audit plan and the performance of our internal audit function; and
- reviewing the scope, procedures and results of our audits.

The Audit Committee is currently comprised of Messrs. Egan (Chair), Parseghian and Wetzel. Our Board has determined that Mr. Egan qualifies as an "audit committee financial expert" within the meaning of applicable SEC rules and is an independent director under the Independence Standards and the NYSE Listing Standards. During 2010, the Audit Committee met nineteen times and each incumbent member of the Audit Committee attended at least 75% of the meetings held by the Audit Committee during the period in which each such member served as a member of the Audit Committee.

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee operates pursuant to a written charter that was materially amended during 2010. A copy of the Audit Committee's amended charter is included as Appendix A hereto and is also available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Audit Committee's amended charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Human Capital and Compensation Committee

The Human Capital and Compensation Committee determines and approves all elements of compensation for our senior management and our Chief Executive Officer, whose compensation is subject to further approval by the Board; reviews and approves our compensation strategy, including the elements of total compensation for senior management; reviews and approves the annual bonus and long-term bonus incentive plans, and reviews and grants equity awards for our employees. The Human Capital and Compensation Committee also assists us in developing compensation and benefit strategies to attract, develop and retain qualified employees. See "Executive Compensation" for additional information regarding the process for the determination and consideration of executive compensation. The Human Capital and Compensation Committee is also responsible for reviewing and recommending to the Board the compensation of our non-employee directors. The Human Capital and Compensation Committee is currently comprised of Messrs. Loren (Chair) and Brinkley and Ms. Reif. During 2010, the Human Capital and Compensation Committee met eighteen times and each incumbent member of the Human Capital and Compensation Committee attended at least 75% of the meetings held by the Human Capital and Compensation Committee during the period in which each such member served as a member of the Human Capital and Compensation Committee.

The Human Capital and Compensation Committee operates pursuant to a written charter that was materially amended during 2010. A copy of the Human Capital and Compensation Committee's amended charter is included as Appendix B hereto and is also available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Human Capital and Compensation Committee's amended charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Corporate Governance Committee

The Corporate Governance Committee's responsibilities with respect to its governance function include considering matters of corporate governance and reviewing and revising our Corporate Governance Guidelines, Code of Business Conduct and Ethics for Directors and our Code of Conduct for employees and officers. The Corporate Governance Committee identifies, evaluates and recommends nominees for our Board for each annual meeting (see "Corporate Governance — Nomination Process and Qualifications for Director Nominees" below); evaluates the composition, organization and governance of our Board and its committees, and develops and recommends corporate governance principles and policies applicable to us. The Corporate Governance Committee is currently comprised of Messrs. Egan (Chair), Brinkley, Loren and Parseghian and Ms. Reif. During 2010, the Corporate Governance Committee met eight times and each incumbent member of the Corporate Governance Committee attended at least 75% of the meetings held by the Corporate Governance Committee during the period in which each such member served as a member of the Corporate Governance Committee.

The Corporate Governance Committee operates pursuant to a written charter that was materially amended during 2010. A copy of the Corporate Governance Committee's amended charter is included as Appendix C hereto and is also available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Corporate Governance Committee's amended charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Finance and Risk Management Committee

The Finance and Risk Management Committee was formed on February 27, 2008 to assist our Board in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices. The Finance and Risk Management Committee is currently comprised of Messrs. Parseghian (Chair) and Wetzel and Ms. Reif. During 2010, the Finance and Risk Management Committee met nine times and each incumbent member of the Finance and Risk Management Committee attended at least 75% of the meetings held by the Finance and Risk Management Committee during the period in which each such member served as a member of the Finance and Risk Management Committee.

The Finance and Risk Management Committee operates pursuant to a written charter that was materially amended during 2010. A copy of the Finance and Risk Management Committee's amended charter is included as Appendix D hereto and is also available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Finance and Risk Management Committee's amended charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Executive Committee

The Executive Committee may generally exercise all of the powers of our Board when the Board is not in session, including, subject to certain limitations, the power to authorize the issuance of stock, except that the Executive Committee has no power to alter, amend or repeal our by-laws or any resolution or resolutions of the Board, declare any dividend or make any other distribution to our stockholders, appoint any member of the Executive Committee or take any other action which legally may be taken only by the full Board. The Executive Committee is currently comprised of Messrs. Egan, Brinkley, Loren, Parseghian and Wetzel and Ms. Reif. During 2010, the Executive Committee did not meet.

CORPORATE GOVERNANCE

Board of Directors' Role in Risk Oversight

Our business and affairs are managed under the direction of the Board in accordance with our amended and restated by-laws. The role of the Board is one of oversight, including as to matters relating to risk management. Our management is responsible for managing our day-to-day operations and affairs, including the development and implementation of systems and processes to identify and monitor risks to the Company and policies and procedures to ensure that risks undertaken by the Company are consistent with our business objectives and risk tolerances. To assist it in fulfilling its oversight function, including as to matters related to risk management, the Board has established four standing committees: the Audit Committee, the Human Capital and Compensation Committee, the Corporate Governance Committee, and the Finance and Risk Management Committee. Each standing committee regularly reports to the Board and is responsible for risk oversight in connection with actions taken by such committee consistent with the exercise of fiduciary duties by the directors serving on such committee. Our risk management process is intended to ensure that our risks are undertaken knowingly and purposefully.

The primary purpose of the Finance and Risk Management Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices, among other things. The Finance and Risk Management Committee regularly discusses with our management, including, among others, our Chief Executive Officer, Chief Financial Officer, Chief Risk Officer and Treasurer, risks facing the Company and management's plans and initiatives undertaken to mitigate such risks.

The Audit Committee charter provides that the Audit Committee is responsible for discussing our guidelines and policies governing the process by which we undertake risk assessment and risk management, including our major financial risk exposures and the steps our management has taken to monitor and control such exposures. Further, as part of our periodic reporting process, management reviews with the Audit Committee our disclosure process and the disclosures contained in our periodic reports filed with the SEC, including disclosure concerning our risk factors.

Board Leadership Structure

Since 2005, our Chairman of the Board has been an independent, non-employee director. The Chairman of the Board is elected by a majority vote of the directors. Currently, James O. Egan serves as our non-executive Chairman of the Board, a position he has held since June 17, 2009. Mr. Egan has served as a director and as Chair of the Audit Committee of the Board since March 30, 2009. Mr. Egan has also served as Chair of the Corporate Governance Committee of the Board since June 17, 2009.

In his capacity as non-executive Chairman of the Board, Mr. Egan leads all meetings of our Board at which he is present, but does not serve as an employee or corporate officer. The non-executive Chairman of the Board serves on appropriate committees as requested by the Board, sets meeting schedules and agendas and manages information flow to the Board to assure appropriate understanding of, and discussion regarding matters of interest or concern to the Board. The non-executive Chairman of the Board also has such additional powers and performs such additional duties consistent with organizing and leading the actions of the Board as the Board may from time-to-time prescribe.

The decision to separate the positions of Chairman of the Board and Chief Executive Officer was made at the time of our spin-off in early 2005. Although the Board does not currently have a policy requiring that the positions of Chairman of the Board and Chief Executive Officer be separated, the Board continues to believe that it is appropriate for the Chairman of the Board to be an independent, non-employee director to ensure that the Board operates independently of management in the fulfillment of its oversight function and that the matters presented for consideration by the Board and its committees reflect matters of key importance to the Company and its stockholders as determined by the independent directors.

Executive Sessions of Non-Management Directors

Executive sessions of non-management directors are held regularly by the Board and its Committees without management present to discuss the criteria upon which the performance of the Chief Executive Officer and other senior executives is based, the performance of the Chief Executive Officer and other senior executives against such criteria, the compensation of the Chief Executive Officer and other senior executives and any other relevant matters. Our Board has designated Mr. Egan, our non-executive Chairman of the Board and Chairman of the Corporate Governance Committee, as the presiding director of executive sessions of the non-management directors of the Board.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assist the Board in monitoring the effectiveness of decision-making, both at the Board and management levels and to enhance long-term stockholder value. The Corporate Governance Guidelines outline the following:

- the responsibilities of the Board;
- the composition of the Board, including the requirement that two-thirds of the directors be independent within the meaning of the NYSE Listing Standards;
- Director duties, tenure, retirement and succession;
- conduct of Board and Committee meetings; and
- the selection and evaluation of the Chief Executive Officer.

Our Corporate Governance Guidelines are available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of our Corporate Governance Guidelines is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Business Conduct and Ethics for Directors

We are committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, our Board promotes ethical behavior and has adopted a Code of Business Conduct and Ethics for Directors (the "Directors Code") that is applicable to all of our directors. The Directors Code provides, among other things:

- guidelines for directors with respect to what constitutes a conflict of interest between a director's private interests and interests of PHH;
- a set of standards that must be followed whenever we contemplate a business relationship between us and a director;
- restrictions on competition between our directors and PHH and the use of our confidential information by directors for their personal benefit; and
- disciplinary measures for violations of the Directors Code and any other applicable rules and regulations.

The Directors Code is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." We will post any amendments to the Directors Code, or waivers of its provisions, to our corporate website under the heading "Investor Relations — Corporate Governance." A copy of the Directors Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Conduct for Employees and Officers

Our Board has also adopted a Code of Conduct for employees and officers (the "Employees and Officers Code") that is applicable to all of our officers and employees, including our Chief Executive Officer and Chief Financial Officer. The Employees and Officers Code provides, among other things:

- guidelines for our officers and employees with respect to ethical handling of conflicts of interest, including examples of the most common types of conflicts of interest that should be avoided (e.g., receipt of improper personal benefits, having an ownership interest in other businesses that may compromise an officer's loyalty to us, obtaining outside employment with a competitor of ours, etc.);
- a set of standards to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us, including, for example, a specific requirement that all accounting records must be duly preserved and must accurately reflect our assets and liabilities;
- a requirement to comply with all applicable laws, rules and regulations;
- guidance promoting prompt internal communication of any suspected violations of the Employees and Officers Code to the appropriate person or persons identified in the Employees and Officers Code; and
- disciplinary measures for violations of the Employees and Officers Code and any other applicable rules and regulations.

The Employees and Officers Code is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." We will post any amendments to the Employees and Officers Code, or waivers of its provisions for any of our executive officers, to our corporate website under the heading "Investor Relations — Corporate Governance." A copy of the Employees and Officers Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Nomination Process and Qualifications for Director Nominees

The Board has established certain procedures and criteria for the selection of nominees for election to our Board. In accordance with such procedures and criteria as set forth in our Corporate Governance Guidelines, the Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Pursuant to its charter, the Corporate Governance Committee is required to identify individuals qualified to become members of the Board, which shall be consistent with the Board's criteria for selecting new directors. In identifying possible director candidates, the Corporate Governance Committee considers recommendations of professional search firms, stockholders, and members of management or the Board. In evaluating possible director candidates, the Corporate Governance Committee, consistent with the Board's Corporate Governance Guidelines and its charter, considers criteria such as skills, experience, age, diversity, and availability to prepare, attend and participate in Board and Board Committee meetings, as well as personal qualities of leadership, character, judgment, and reputation for integrity and adherence to the highest ethical standards, so as to enhance the Board's ability to oversee in the interest of our stockholders our affairs and business, including, when applicable, to enhance the ability of Committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NYSE requirement. In considering diversity, in particular, the Corporate Governance Committee considers general principles of diversity in the broadest sense. The Corporate Governance Committee seeks to recommend the nomination of directors who represent different qualities and attributes and a mix of professional and personal backgrounds and experiences that will enhance the quality of the Board's deliberations and oversight of our business. The Corporate Governance Committee is also responsible for conducting a review of the credentials of individuals it wishes to recommend to the Board as a director nominee, recommending director nominees to the Board for submission for a stockholder vote at either an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, reviewing the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a significant change in status, including but not limited to an employment change, and recommending whether such a director should be re-nominated to the Board or continue as a director. The Corporate Governance Committee's assessment of director nominees includes an examination of whether the individual is independent and whether the individual's service as a director may give rise to a conflict of interest, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board. Additionally, the Corporate Governance Committee conducts a vetting process that generally includes, among other things, personal interviews, discussions with professional references, background and credit checks, and resume verification. When formulating its director nominee recommendations, the Corporate Governance Committee also considers the advice and recommendations from others as it deems appropriate.

Our amended and restated by-laws provide the procedure for stockholders to make director nominations either at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. A stockholder who is both a stockholder of record on the date of notice as provided for in our amended and restated by-laws and on the record date for the determination of stockholders entitled to vote at such meeting and gives timely notice can nominate persons for election to our Board either for an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. The notice must be delivered to or mailed and received by the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054:

- in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 90th day prior to the date of such annual meeting and not later than the close of business on the later of the 60th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made, and
- in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was sent or public announcement of the date of the special meeting was made, whichever first occurs.

The stockholder's notice to our Corporate Secretary must be in writing and include the following information, as more fully described in Section 1.10 of our amended and restated by-laws:

(i) as to each person whom the stockholder proposes to nominate for election as a director (each, a "Proposed Nominee"):

- all information relating to the Proposed Nominee that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act; and
- a statement of the background and qualifications of each such Proposed Nominee;

(ii) as to the stockholder giving the notice of any Proposed Nominee and any Stockholder Associated Person (as defined in the amended and restated by-laws):

- the class, series and number of all shares of stock or other securities of the Company or any affiliate of the Company (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person;
- the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person;
- whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly, is subject to or during the last six months has engaged in any hedging, derivative or similar transactions with respect to any Company Securities; and
- any interest, direct or indirect, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Company or any affiliate of the Company, other than an interest arising from the ownership of Company Securities;

(iii) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in (ii) above, and any Proposed Nominee, the name and address of such stockholder, as they appear on our stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee;

(iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the Proposed Nominee(s) in its notice, and

(v) any other information relating to such stockholder that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act.

Such notice must be accompanied by a written consent of each Proposed Nominee to be named as a nominee and to serve as a director if elected. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in our amended and restated by-laws. If the chairman of the meeting determines that a nomination was not made in accordance with the above-described procedures, the chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice of a stockholder proposal under our amended and restated by-laws.

Communication with Non-Management Directors

In accordance with our Corporate Governance Guidelines, all stockholder and interested party communications to any director, the non-management directors as a group or the Board shall be forwarded to the attention of the Chair of the Corporate Governance Committee, c/o the Corporate Secretary, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. The Corporate Secretary shall review all such stockholder and interested party communications and discard those which (i) are not related to our business or governance of our Company, (ii) are commercial solicitations which are not relevant to the Board's responsibilities and duties, (iii) pose a threat to health or safety or (iv) the Chair of the Corporate Governance Committee has otherwise instructed the Corporate Secretary not to forward. The Corporate Secretary will then forward all relevant stockholder and interested party communications to the Chair of the Corporate Governance Committee for review and dissemination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

Pursuant to the Audit Committee's amended charter, the Audit Committee reviews and approves all transactions with related persons, including executive officers and directors, as described in Item 404(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. We review any relationships or transactions in which we and our directors or executive officers, or their immediate family members, are participants to determine whether these persons have a direct or indirect material interest. Our Directors Code and our Employees and Officers Code provide specific provisions regarding such relationships between our directors or executive officers and us. Our Directors Code requires that any monetary arrangement for goods or services between, on the one hand, an independent Director, or any member of an independent Director's immediate family, and, on the other hand, either the Company or a member of our senior management be subject to approval by the Board as a whole, unless it falls into one of the following categories in which case approval by the Board as a whole is not required:

- the director's sole interest in the arrangement is by virtue of his or her status as a director, executive officer and/or holder of less than 10% equity interest (other than a general partnership interest) in an entity with which we have concluded such an arrangement;
- the arrangement involves payments to or from the entity that constitute less than the greater of $1 million or 2% of the entity's consolidated gross revenues; and
- the director is not personally involved in (i) the negotiation and execution of the arrangement, (ii) performance of the services or provision of the goods or (iii) the monetary arrangement.

See "Corporate Governance — Code of Business Conduct and Ethics for Directors" and "Corporate Governance — Code of Conduct for Employees and Officers" above for more information.

Transactions with BlackRock, Inc.

On February 8, 2011, BlackRock, Inc. ("BlackRock") filed a Schedule 13G/A with the U.S. Securities and Exchange Commission disclosing that its subsidiaries held, in the aggregate, approximately 8.15% of our common stock as of December 31, 2010. Subsidiaries of BlackRock provide us with various investment management and risk analytics products and services. During the year ended December 31, 2010, we paid subsidiaries of BlackRock approximately $125,000 for investment management products and services. During the year ending December 31, 2011, we expect to pay subsidiaries of BlackRock approximately $1.6-1.7 million for investment management and risk analytics products and services. All of our agreements with BlackRock's subsidiaries were made pursuant to arm's length transactions at prevailing market rates for the services or products rendered or delivered.

Employment of Mr. George J. Kilroy's Immediate Family Member

Bradford C. Burgess, who serves as a Vice President, Sales at PHH Arval, is the son-in-law of George J. Kilroy, our Executive Vice President, Fleet. Mr. Burgess received compensation, including base and bonus payments, of $288,750 for 2010 and was eligible to participate in employee benefit plans available to employees generally on a non-discriminatory basis. His compensation and benefits were commensurate with other employees in comparable positions at PHH Arval. Mr. Kilroy has not been involved in decisions with respect to Mr. Burgess' compensation or job performance, and procedures have been established to limit Mr. Kilroy's access to such information.

Consumer Credit Loans in the Ordinary Course of Business

One or more of our mortgage lending subsidiaries has made, in the ordinary course of their respective consumer credit businesses, mortgage loans and/or home equity lines of credit to certain of our directors and executive officers or their immediate family members of types generally made available to the public by such mortgage lending subsidiaries. Such mortgage loans and/or home equity lines of credit were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with our other customers generally, and they did not involve more than the normal risk of collectability or present other unfavorable features. Generally, we sell these mortgage loans and/or home equity lines of credit, soon after origination, into the secondary market in the ordinary course of business.

DIRECTOR COMPENSATION

Our non-employee director compensation program is intended to align our non-employee directors' interests with those of our stockholders by providing for equity-based compensation, to focus our non-employee directors on sustainable value creation and to provide our non-employee directors with market-competitive compensation for their Board service. Members of our Board who are also our officers or employees do not receive any additional compensation for serving as a director. Currently, our only employee director is our Chief Executive Officer.

We do not have share ownership guidelines for non-employee directors because our non-employee directors are restricted from selling their vested equity-based compensation until at least one year after their Board service ends. We believe that this restriction, along with the payment of at least 50% of non-employee director compensation in the form of equity-based compensation, is more effective than stock ownership guidelines in aligning non-employee directors with stockholder interests.

The Corporate Governance Committee had been responsible for reviewing and recommending to the Board the compensation of our non-employee directors since 2005. In July 2010, in connection with the adoption of new Charters for our Corporate Governance Committee and Human Capital and Compensation Committee, the Human Capital and Compensation Committee assumed responsibility for reviewing and making recommendations to the Board concerning our non-employee director compensation. This shift in responsibility has not changed the requirement that the Human Capital and Compensation Committee recommends to the full Board the compensation for non-employee directors, and the full Board must approve any changes to that program. None of our executive officers played a role in determining or recommending the amount or form of non-employee director compensation.

In 2009, the Corporate Governance Committee and the Compensation Committee (the predecessor of the Human Capital and Compensation Committee) jointly requested that the Compensation Committee's compensation consultant undertake an analysis of market-competitive director compensation levels and practices. Although the consultant's analysis determined that our non-employee director compensation program was below market-competitive median levels, the Corporate Governance Committee decided to defer any discussion of potential changes to the non-employee director compensation program until mid-2010. Consistent with that decision, the Human Capital and Compensation Committee asked its compensation consultant in mid-2010 to again analyze market-competitive director compensation levels and practices. The analysis revealed that our non-employee directors were paid below a competitive market level.

Our non-employee director compensation program in effect at the time of the review in 2010 was the same one that had been implemented in early 2005, and had not been increased or otherwise modified since that time. That program had the following annual compensation for non-employee directors, with all retainers split equally between cash and restricted stock units ("RSUs") under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "2005 Equity and Incentive Plan"):

- Board Chair retainer: $170,000
- Board member retainer: $120,000
- Committee Chair stipends: $9,000 — $20,000, depending on the Committee
- Committee member stipends: $7,000 — $12,000, depending on the Committee
- New director equity grant (paid in RSUs): $60,000

Based on the 2010 review, the Human Capital and Compensation Committee recommended to the Board, and the Board adopted, changes to the non-employee director compensation program. The Board took into account the following factors in considering its changes:

- Our non-employee directors cannot sell any shares of our stock until one year after leaving the Board. This ensures that our non-employee directors are directly aligned with shareholder interests. Unlike directors at many other companies, our non-employee directors cannot monetize any of their equity during their term of Board service.
- At least 50% of all Board retainers and Committee stipends are paid in the form of equity awards.

- Our non-employee directors are serving on our Board during a time of transformation. Our operating and support processes are undergoing a multi-year performance improvement process, which is expected to migrate to continuous improvement.
- Our Board processes have been revamped, including new Charters for the Board's Committees.
- Due to these and other responsibilities, as well as the relatively small size of our Board, each Board member attends a greater number of Board and Committee meetings than Board members at other comparable companies, and Board members do not receive either Board or Committee meeting fees to compensate them for the additional time commitments.

The Board adopted the following market competitive non-employee director compensation program on a prospective basis effective August 18, 2010:

	Annualized Amount
Non-Executive Chairman of the Board Retainer	$295,000
Board Member Retainer	220,000
Audit Committee, Chair Stipend	25,000
Audit Committee, Member Stipend	15,000
Human Capital and Compensation Committee, Chair Stipend	25,000
Human Capital and Compensation Committee, Member Stipend	15,000
Corporate Governance Committee, Chair Stipend	10,000
Corporate Governance Committee, Member Stipend	8,000
Finance and Risk Management Committee, Chair Stipend	25,000
Finance and Risk Management Committee, Member Stipend	15,000

The Board also eliminated new director equity grants for non-employee directors that first commence service on the Board after August 18, 2010. As Mr. Wetzel and Ms. Reif first commenced service on the Board during 2010 and prior to August 18, 2010, they each received new director equity grants during 2010. Mr. Wetzel joined the Board on January 1, 2010, and received a new director equity grant on March 31, 2010. Ms. Reif joined the Board on April 1, 2010, and received a new director equity grant on June 30, 2010. No further new director equity grants will be made to new non-employee directors that first commence service on the Board unless the Board approves a subsequent change to our non-employee director compensation program.

Consistent with our prior non-employee director compensation program, all Committee stipends are payable 50% in cash and 50% in the form of RSUs under the 2005 Equity and Incentive Plan. The Non-Executive Chairman of the Board Retainer is payable $122,500 in cash and $172,500 in RSUs under the 2005 Equity and Incentive Plan. The Non-Executive Board Member Retainer is payable $85,000 in cash and $135,000 in RSUs under the 2005 Equity and Incentive Plan.

With the exception of the now-eliminated new director equity grants, non-employee director compensation is paid in arrears in four equal quarterly installments at the end of each calendar quarter (each payment date, a "Fee Payment Date") and is paid at least 50% in RSUs that are granted under our 2005 Equity and Incentive Plan (the "Director RSUs") and the remainder in cash. It is our practice to pro rate non-employee director compensation for the portion of each calendar quarter during which an individual director actually serves as a member or chairperson of the Board or a committee of the Board.

Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs are immediately vested and are settled in shares of our common stock one year after the director is no longer a member of the Board. Director RSUs may not be sold or otherwise transferred for value prior to the director's termination of service on the Board.

The number of Director RSUs granted to each non-employee director on each Fee Payment Date is determined by dividing the total dollar amount of compensation that is payable to each such non-employee director on such Fee Payment Date in the form of Director RSUs by the closing price of our common stock on the NYSE on such Fee

Payment Date (or, if there was no trading of our common stock on the NYSE on such Fee Payment Date, the closing price of our common stock on the date last preceding such Fee Payment Date upon which our common stock was traded on the NYSE). Fractional Director RSUs are not granted and any fractional portion resulting from the foregoing calculation is paid in cash.

As previously disclosed, the Board also terminated the PHH Corporation Directors' Deferred Compensation Plan, as well as various other inactive compensation related plans, during 2010. None of our current non-employee directors and none of our former non-employee directors that served on the Board during 2010 received any payments or distributions in connection with the termination of such plans.

We do not maintain a pension plan for non-employee directors. Non-employee directors did not receive any form of compensation for 2010 other than as described above.

Director Compensation Table

The following table sets forth the compensation paid to or earned by each of our current and former non-employee directors that served as directors during 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1],[9]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James W. Brinkley [2]	78,892	97,282	—	—	—	—	176,174
James O. Egan [3]	114,524	132,889	—	—	—	—	247,413
Ann D. Logan [4]	19,135	19,115	—	—	—	—	38,250
Allan Z. Loren [5]	82,298	100,724	—	—	—	—	183,022
Gregory J. Parseghian [6]	90,079	108,476	—	—	—	—	198,554
Deborah M. Reif [7]	64,863	143,282	—	—	—	—	208,144
Carroll R. Wetzel, Jr. [8]	82,086	160,443	—	—	—	—	242,529

(1) The amounts shown in this column reflect the aggregate grant date fair value of awards to our non-employee directors of RSUs during 2010. See Note 18, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report for the assumptions used in calculating our equity-based compensation expense. Included in this column for each of Ms. Reif and Mr. Wetzel is approximately $60,000 of RSUs representing new director equity grants.

(2) Throughout 2010, Mr. Brinkley served as a non-employee director and as a member of the Corporate Governance, Human Capital and Compensation, and Executive Committees.

(3) Throughout 2010, Mr. Egan served as Non-Executive Chairman of the Board, as Chair of the Audit and Corporate Governance Committees, and as a member of the Executive Committee.

(4) Ms. Logan served on the Board until April 1, 2010. From January 1, 2010, through April 1, 2010, Ms. Logan served as a non-employee director and as a member of the Audit, Finance and Risk Management, and Human Capital and Compensation Committees.

(5) Throughout 2010, Mr. Loren served as a non-employee director, as Chair of the Human Capital and Compensation Committee, and as a member of the Corporate Governance and Executive Committees.

(6) Throughout 2010, Mr. Parseghian served as a non-employee director, as Chair of the Finance and Risk Management Committee, and as a member of the Corporate Governance and Executive Committees. From April 1, 2010, through December 31, 2010, Mr. Parseghian served as a member of the Human Capital and Compensation Committee.

(7) Ms. Reif commenced service on the Board on April 1, 2010. Since April 1, 2010, Ms. Reif has served as a non-employee director and as a member of the Finance and Risk Management Committee. Since June 15, 2010, Ms. Reif has also served as a member of the Corporate Governance, Human Capital and Compensation, and Executive Committees.

(8) Mr. Wetzel commenced service on the Board on January 1, 2010. Since January 1, 2010, Mr. Wetzel has served as a non-employee director and as a member of the Audit, Finance and Risk Management, and Executive Committees.

(9) The following table sets forth the grant date fair value computed in accordance with FAS 123R of each equity award made to non-employee directors during 2010 and the aggregate number of stock awards (representing RSUs that are settled one year following termination of service as a Director) and option awards outstanding at fiscal year-end 2010 for each non-employee director that served as a non-employee director during 2010:

Name	Quarter Ended March 31, 2010 ($)	Quarter Ended June 30, 2010 ($)	Quarter Ended September 30, 2010 ($)	Quarter Ended December 31, 2010 ($)	Total ($)	Aggregate Number of Stock Awards Outstanding at Fiscal Year End 2010 (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End 2010 (#)
James W. Brinkley	17,112	17,117	26,430	36,623	97,282	24,182	—
James O. Egan	24,866	24,866	35,676	47,481	132,889	14,274	—
Ann D. Logan	19,115	—	—	—	19,115	21,550	—
Allan Z. Loren	17,748	17,745	27,357	37,873	100,724	10,128	—
Gregory J. Parseghian	18,055	18,050	30,748	41,624	108,476	10,518	—
Deborah M. Reif	—	76,731	28,052	38,498	143,282	7,025	—
Carroll R. Wetzel, Jr.	77,852	17,860	27,252	37,480	160,443	7,154	—

PROPOSAL 2 — TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011. The submission of this matter for approval by stockholders is not legally required; however, the Board believes that such submission provides stockholders an opportunity to provide feedback to the Board on an important issue of corporate governance. If stockholders do not approve the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered. In the event that Deloitte & Touche LLP is unable to serve as independent registered public accounting firm for the fiscal year ending December 31, 2011, for any reason, the Audit Committee will appoint another independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

AUDIT COMMITTEE REPORT

In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2010, the Audit Committee:

- Reviewed and discussed the Company's audited consolidated financial statements with management;
- Discussed with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP their independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the Securities and Exchange Commission.

Date: April 14, 2011

Audit Committee of the Board of Directors

James O. Egan (Chair)
Gregory J. Parseghian
Carroll R. Wetzel, Jr.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee is responsible for pre-approving all audit services and permitted non-audit services, including the fees and terms thereof, to be performed for us and our subsidiaries by our independent registered public accounting firm, Deloitte & Touche LLP (the "Independent Auditor"). The Audit Committee has adopted a pre-approval policy and implemented procedures that provide that all engagements of our Independent Auditor are reviewed and pre-approved by the Audit Committee, except for such services that fall within the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that our Audit Committee approves prior to the completion of the audit. The pre-approval policy also permits the delegation of pre-approval authority to a member of the Audit Committee between meetings of the Audit Committee, and any such approvals are reviewed and ratified by the Audit Committee at its next scheduled meeting.

For the years ended December 31, 2010 and 2009, professional services were performed for us by our Independent Auditor pursuant to the oversight of our Audit Committee. Representatives of our Independent Auditor are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

Set forth below are the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates. All fees and services were approved in accordance with the Audit Committee's pre-approval policy.

Fees by Type	Year Ended December 31, 2010	2009
	(In millions)	
Audit fees	$3.9	$5.1
Audit-related fees	0.6	0.8
Tax fees	0.2	0.6
All other fees	0.0	0.0
Total	$4.7	$6.5

Audit Fees. Audit fees primarily related to the annual audits of the Consolidated Financial Statements included in our Annual Reports on Form 10-K and our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the reviews of the Condensed Consolidated Financial Statements included in our Quarterly Reports on Form 10-Q and services provided in connection with regulatory and statutory filings.

Audit-Related Fees. Audit-related fees primarily related to audit fees for our employee benefit plans, comfort letters for registration statements and agreed upon procedures.

Tax Fees. Tax fees related to tax compliance, tax advice and tax planning.

All Other Fees. The aggregate fees billed for all other services during the years ended December 31, 2010 and 2009 were not significant and primarily related to software license fees.

PROPOSAL 3 — SAY ON PAY VOTE

In accordance with recently enacted Section 14A of the Securities Exchange Act of 1934, as amended, and rules promulgated by the SEC, we are requesting the approval of the following advisory resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 404 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Although the foregoing resolution is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with future executive compensation decisions.

THE BOARD RECOMMENDS A VOTE "FOR" THE SAY ON PAY VOTE. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED "FOR" THE SAY ON PAY VOTE.

PROPOSAL 4 — SAY WHEN ON PAY VOTE

In accordance with recently enacted Section 14A of the Securities Exchange Act of 1934, as amended, and rules promulgated by the SEC, we are requesting an advisory vote as to whether future Say on Pay advisory votes on executive compensation should occur every year, every two years or every three years. Stockholders will be able to specify one of four choices for this proposal on their proxy card: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the Board's recommendation for an annual Say on Pay advisory vote on executive compensation.

Although this Say When on Pay Vote is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with determining the frequency with which we will hold future Say on Pay Vote advisory votes on executive compensation.

THE BOARD RECOMMENDS A VOTE FOR AN "ANNUAL" SAY ON PAY ADVISORY VOTE ON EXECUTIVE COMPENSATION. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED FOR AN "ANNUAL" SAY ON PAY ADVISORY VOTE ON EXECUTIVE COMPENSATION.

COMPENSATION COMMITTEE REPORT

The Human Capital and Compensation Committee reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review, recommended to the Board of Directors that the Compensation Discussion and Analysis set forth below be included in the Company's Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2010.

Date: April 18, 2011

Human Capital and Compensation Committee of the Board of Directors
Allan Z. Loren (Chair)
James W. Brinkley
Deborah M. Reif

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We Delivered Solid Operational Performance and Shareholder Value Creation in 2010. We continued our turnaround with solid operational performance in 2010. We deepened market penetration and enhanced efficiencies through our transformation initiative. Our solid operating performance was accomplished in the context of a challenging year in the mortgage and fleet management services industries. We confronted these challenges by engaging in a transformation initiative that delivered $88 million in estimated annualized run rate savings through increased operating efficiencies. Both our mortgage and fleet businesses improved their operating performance.

- Mortgage Production Segment
  - Origination market share increased from 2.1% in 2009 to 3.1% in 2010
  - Mortgage origination volume increased 30% in 2010 from 2009 despite a 20% decline in industry-wide mortgage originations
- Fleet Segment
  - Segment profit increased 17% in 2010 from 2009.

We intend to continue our transformation, as we reinvest some of the initiative savings into strengthened capabilities in sales, marketing, and enterprise risk management, while building scalability for profitable growth through technology. We are committed to delivering continuous improvement in mortgage origination market share and profitability, fleet segment profitability, and productivity, on a sustainable basis.

Our Compensation Program is Designed to Deliver Pay-for-Performance. Our compensation program places a strong emphasis on pay-for-performance. We created and implemented a pay-for-performance-based Total Rewards Philosophy which aligns the compensation programs with sustainable shareholder value creation. Under the Philosophy, all of our compensation programs should:

- Link total rewards with our profitable financial performance and individual performance and behaviors that create sustainable value
- Provide both fixed and variable compensation that is both market-competitive and delivers pay commensurate with shareholder value creation
- Create sustainable value creation without encouraging unnecessary or excessive risk
- Attract and retain high performing talent through the flexibility to modify the programs as necessary

The compensation program design is based on the Total Rewards Philosophy, and has the following elements:

- Base salaries: Set at market-competitive levels
- Annual cash incentive plan: Drives a focus on profitable growth by providing payouts for both strong financial performance and achievement of key objectives
- Long-term incentive plan: Intended to align employees who drive our success with shareholder interests

Our 2010 Compensation Program Delivered on the Pay-for-Performance Promise. Our compensation program was designed to provide executives and other employees with rewards in 2010 that aligned with sustainable shareholder value creation.

We did not make base salary increases in 2010. We did not increase base salaries for the Named Executive Officers in 2010 due to the challenging business environment.

The 2010 Management Incentive Plan ("MIP") paid out at below target levels. Our annual cash incentive plan (called the Management Incentive Plan, or "MIP") had the following design elements for 2010:

- Target performance level of Core Earnings (Pre-Tax) of $292 million ("Plan"). Achieving this target performance level would provide sufficient funding for all participants to potentially receive their target award amounts.
- Exceeding Plan would have resulted in progressively greater payouts. These payouts were capped at 150% of an individual's target award amount.
- Decreased payouts for performance below Plan. Failure to achieve 90% of Plan would have resulted in no payouts.
- Each MIP participant also had individual Management by Objectives ("MBOs"). Named Executive Officers had MBOs that included financial, risk, transformation and/or talent objectives, reflecting the Human Capital and Compensation Committee's view that these areas are critical to sustainable shareholder value creation. Potential payouts could be reduced if the MBOs were not met.

Our Core Earnings (Pre-Tax) increased 20% over 2009, but were between 95% and 99% of Plan target performance. The Human Capital and Compensation Committee therefore determined that each individual's maximum potential payout was 75% of their respective individual target amount in accordance with the 2010 MIP design. Actual payouts were at or below that level, depending on whether the individual met all of his or her MBOs.

Our Long-term Incentive Plan provided rewards commensurate with shareholder value creation. In 2008 and 2009 (as well as prior to that), we provided RSUs to key executives, as well as stock options to our senior executive group. The RSUs granted in 2008 were time-vested but provided for accelerated vesting based upon achievement of profitability goals. Our actual performance resulted in the accelerated vesting of a portion of such RSUs in 2010, with the opportunity for continued vesting of the remaining unvested portion of such RSUs in future years. The RSUs granted in 2009 to the Named Executive Officers employed by us at the time such RSUs were granted are performance-vested RSUs that only vest upon achievement of a cumulative three year profitability goal. This focus on multi-year profitability, and the granting of stock options, continued to align executives with shareholders by making wealth accumulation contingent on both long-term financial performance and share price appreciation.

We did not provide a broad-based equity grant in 2010, as we were beginning our transformation initiative, and in the process of developing a new long-term incentive program. We did, however, make equity awards to certain newly hired employees in 2010. We intend to evaluate whether long-term incentive grants will be made to key executives in 2011, consistent with our Total Rewards Philosophy.

Executive Compensation Program

Introduction. We continued our transformation in 2010, building upon the significant changes made in 2009. We built upon our positive 2009 results through process and business improvements, resulting in cost savings and improved operational performance. These changes were accompanied by changes to the executive compensation programs in 2010, as we continued our efforts to better align employee rewards with sustainable profitable growth.

In 2010, at the request of the Human Capital and Compensation Committee and in consultation with the Committee's compensation consultant, we continued to work towards developing a new executive compensation program that is market-competitive, pay-for-performance driven, and aligned with our achievement of our short-term and long-term strategic objectives and sustainable stockholder value creation. This approach consisted of:

1. Designing a new Management Incentive Plan for 2010 that aligned rewards with achievement of our key objectives, including the focus on achieving Core Earnings (Pre-Tax), and the continuing transformation objectives that are reengineering our operations and organizational structure. The 2010 Management Incentive Plan resulted in payouts commensurate with not only overall operating performance, but meeting our underlying key organizational objectives; and

2. Developing a new Total Rewards Philosophy in 2010 that focused on sustainable shareholder value creation, and was the underpinning of executive compensation decision-making.

These activities were expected to form the basis for continued improvements in the executive compensation program in 2011, with consideration of the following potential changes:

1. Designing a new, integrated executive compensation program, based on our Total Rewards Philosophy, our key strategic objectives, including transformation, and leading market practices around compensation design and risk.

2. Designing a new long-term incentive plan consistent with the integrated executive compensation program in the context of leading market practices around the linkage to sustainable stockholder value creation and risk management.

Corporate Governance

Human Capital and Compensation Committee Oversight of Executive Compensation. During 2010, the Board of Directors approved a new Human Capital and Compensation Committee Charter which sets forth the purpose, composition, authority and responsibilities of the Committee. The new Charter reflects the Human Capital and Compensation Committee's focus on sustainable shareholder value creation as the underpinning of our compensation programs, and the expanded scope of the Committee's responsibilities. The Charter further demonstrates the Human Capital and Compensation Committee's responsibilities for leadership development and succession planning, overall human capital development, Directors compensation, compensation risk assessments, employee benefits plans, and compensation disclosure.

The Human Capital and Compensation Committee retained the responsibility for overseeing our executive compensation policies, including evaluating and approving the compensation of our Named Executive Officers as listed in the "Summary Compensation Table" below. The Human Capital and Compensation Committee reviews and determines the base salary, annual and long-term incentive awards, equity awards and other compensation for each Named Executive Officer, including our President and Chief Executive Officer, and evaluates our compensation policies. The Human Capital and Compensation Committee also has the authority to engage and retain executive compensation consultants to assist with such evaluations, and has, in fact, retained PricewaterhouseCoopers LLP ("PwC") as its consultant. Board members who are not members of the Human Capital and Compensation Committee are not involved in the decision surrounding the engagement and/or retention of the Human Capital and Compensation Committee's consultant.

Role of Management in Executive Compensation Decisions. Generally, our Chief Executive Officer makes recommendations to the Human Capital and Compensation Committee as it relates to the compensation of our other executive officers. In addition, our executive officers, including our Chief Executive Officer, Chief Human Resources Officer, Chief Financial Officer and other human resources personnel, may provide input and make proposals as requested by the Human Capital and Compensation Committee regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for key employees. These proposals may be made on the initiative of the Chief Executive

Officer, the executive officers or upon the request of the Human Capital and Compensation Committee. Our Chief Executive Officer is not involved in deliberations relating to his own compensation.

During 2010, our Chief Executive Officer, in consultation with our Chief Human Resources Officer and the Human Capital and Compensation Committee's compensation consultant, made recommendations to the Committee concerning the compensation of executive officers hired in 2010, including Mr. Hayden, the performance achievement of our executive officers against their individual MBOs and corresponding payouts under the 2010 MIP, and the terms of Mr. Danahy's severance agreement. The Committee makes the ultimate decisions relating to executive compensation design and payouts to our executive officers other than our Chief Executive Officer and may take into consideration the recommendations, if any, of our Chief Executive Officer in connection with determining the amount or form of compensation paid to our executive officers. The Committee meets in executive session to determine the Chief Executive Officer's compensation and presents its recommendations on the Chief Executive Officer's compensation to the full Board of Directors for final approval.

Executive Compensation Consultants. During 2010, the Human Capital and Compensation Committee retained PwC to assist with the evaluation of our executive compensation. In determining to retain PwC, the Human Capital and Compensation Committee considered PwC's prior engagements by the Committee since February 2008, which was prior to Mr. Egan joining the Board, and did not consider Mr. Egan's past employment relationship with PwC that ended in 1996. Mr. Egan is not a member of the Human Capital and Compensation Committee and played no role in the Committee's decision to engage PwC. Pursuant to its engagement, PwC analyzed and provided comparative executive and director compensation data and compensation program design assistance for the Human Capital and Compensation Committee's consideration in evaluating and setting the compensation of the Named Executive Officers and the overall structure of our compensation policies. The compensation services PwC provided to the Human Capital and Compensation Committee resulted in approximately $288,000 in fees paid to PwC during 2010. During 2010, with notification to the Committee, PwC also provided certain other consulting services to management. These additional services were provided by individuals different from those who work directly with the Human Capital and Compensation Committee. These additional services, which mainly related to corporate tax management/planning, internal audit outsourcing and other consulting services, resulted in payments to PwC of approximately $625,000 during 2010. The Human Capital and Compensation Committee believes that these other services, which are performed by PwC employees other than the PwC employees providing compensation consulting services to the Human Capital and Compensation Committee, do not compromise PwC's ability to provide the Human Capital and Compensation Committee with an independent perspective on executive compensation. The Human Capital and Compensation Committee has asked PwC to provide executive compensation consulting services to the Committee again in 2011.

Compensation Process

Executive Compensation Objectives. The primary objective of our executive compensation policies, as overseen by the Human Capital and Compensation Committee, is to attract, retain and motivate qualified executive officers to manage our business in order to create sustainable profitable growth and underlying stockholder value creation within approved risk profiles. Our executive compensation policies are intended to facilitate the achievement of our short-term and long-term business strategies through aligning compensation with performance by:

- providing base salaries and other compensation that are competitive and designed to attract and retain highly talented executives;
- rewarding executive performance through variable, at-risk compensation that is dependent upon meeting specified performance targets; and
- aligning the interests of our executive officers with the interests of our stockholders through equity-based compensation.

The Human Capital and Compensation Committee does not rely upon a fixed formula or specific numerical criteria in determining each Named Executive Officer's total compensation or the allocation of compensation among the various components of compensation described below. Moreover, the Human Capital and Compensation

Committee does not have a specific policy for the allocation of compensation between short-term and long-term compensation or cash and equity compensation. The Human Capital and Compensation Committee considers this to be a "best practice," such that the Committee has the flexibility to make compensation-related decisions that reflect our changing business needs. The Human Capital and Compensation Committee exercises its business judgment, consistent with our Total Rewards Philosophy, in determining total compensation based upon the following criteria:

- our short-term and long-term strategic objectives, financial and other performance criteria and individual MBOs;
- the competitive compensation levels for executive officers at companies in similar businesses and/or of similar size;
- the overall economic environment and industry conditions;
- unique circumstances impacting us and our executive officers; and
- the recommendations of the Human Capital and Compensation Committee's executive compensation consultants.

Based upon its analysis of these criteria, the Human Capital and Compensation Committee determines each component of executive compensation (as discussed below) for the Named Executive Officers, taking into consideration the total compensation relative to Peer Group (as defined in "Benchmarking" below) and other market-competitive practice. The Human Capital and Compensation Committee presents its recommendations on the Chief Executive Officer's compensation to the full Board of Directors for final approval.

Benchmarking. The Human Capital and Compensation Committee believes that an understanding of market-competitive practices is a critical underpinning to making sound executive compensation decisions. In early 2009, the peer group against which our executive compensation was benchmarked was revised to include the following seven companies with whom we compete for executive talent and/or investor capital and that operate businesses similar to ours, including mortgage, leasing or financial services:

- Fidelity National Information Services, Inc.
- Flagstar Bancorp Inc.
- GATX Corp.
- MGIC Investment Corp.
- Radian Group, Inc.
- Ryder System, Inc.
- Wright Express Corp.

In mid-2010, Human Capital and Compensation Committee further revised the peer group for purposes of benchmarking executive compensation for newly hired executive officers, including Mr. Hayden, to ensure that we were competitive in attracting executive talent. The peer group that was utilized for benchmarking newly hired executive officer compensation during 2010 consisted of the following companies in the mortgage related, outsourcing and fleet management industries, where our revenues were between the median and 75th percentile of the peer group:

- Americredit Corp.
- MGIC Investment Corp.
- Radian Group, Inc.
- Alliance Data Systems Corp.
- Fidelity National Information Services, Inc.
- Lender Processing Services, Inc.
- GATX Corp.
- Ryder System, Inc.

In the fourth quarter of 2010, in connection with making 2011 compensation decisions, the Human Capital and Compensation Committee conducted its annual review of the peer group, and determined that it could be further refined to better reflect market changes, our ongoing business transformation and size, and our search for executive talent beyond our traditional competitors. The lack of any companies that precisely meet our profile as a provider of mortgage and fleet management services, and the fact that many of the competitors in each of our business segments are divisions of much larger organizations, or are privately-held, complicated the peer group development. Working with PwC, the Human Capital and Compensation Committee identified 8 additional organizations with whom we may compete for executive talent, business and/or capital in the broader financial services, fleet services, and outsourcing industries, considering our revenue size. Our revenue is between the median and 75th percentile of the following revised peer group (the "Peer Group"):

- Astoria Financial Corp.
- Flagstar Bancorp Inc.
- MBIA, Inc.
- MGIC Investment Corp.
- New York Community Bancorp, Inc.
- Radian Group, Inc.
- Alliance Data Systems Corp.
- Euronet Worldwide, Inc.
- Fidelity National Information Services, Inc.
- Heartland Payment Systems, Inc.
- Hewitt Associates, Inc.
- Lender Processing Services, Inc.
- Avis Budget Group, Inc.
- GATX Corp.
- Ryder System, Inc.
- United Rentals, Inc.

The Human Capital and Compensation Committee also asked PwC to provide data from multiple national compensation databases (the "Survey Data") in order to assist in the compensation evaluation due to the unique nature of our business units and the lack of peer companies with a similar business unit mix for comparison.

The Human Capital and Compensation Committee evaluated the base salary, short-term and long-term incentives and actual and target total compensation levels, as well as shareholder dilution levels, for the Peer Group and Survey Data, including the median and percentile ranges for each compensation component, for comparison with that of our Named Executive Officers. The Human Capital and Compensation Committee also compared the performance of the Peer Group companies on various value creation metrics to our performance to understand the relative pay-for-performance relationship of our compensation programs. Based on the compensation, dilution, and performance review, the Human Capital and Compensation Committee determined that for 2010, total executive compensation for our Named Executive Officers should incent them to achieve above-market performance by paying them commensurate with that performance. The Human Capital and Compensation Committee will consider this compensation philosophy in 2011 and may adjust target total compensation levels as well as base salary, short-term and long-term incentives of our executive officers based upon how they advance sustainable stockholder value creation.

2010 Executive Compensation Program Design

Components of Executive Compensation. The primary potential components of the executive compensation arrangements for our Named Executive Officers are base salaries, variable annual compensation programs and long-term incentive awards.

Base Salaries. The Human Capital and Compensation Committee is responsible for determining the base salary of our Chief Executive Officer and other Named Executive Officers, which includes the review and approval of annual adjustments to their base salaries. Base salaries are intended to provide a level of cash compensation that is externally competitive in relation to the responsibilities of the executive's position in order to attract and retain executive talent.

During 2010, the Human Capital and Compensation Committee evaluated salary levels based upon competitive compensation levels for companies in the Peer Group, as well as consideration of the nature of each executive officer's position and the contribution, achievement, experience and tenure of each executive officer. No market-based compensation adjustments were made to the compensation for the Named Executive Officers, due to the challenging business environment at the time.

The following table sets forth the annualized base salaries for our Named Executive Officers for 2010:

Name	Title	Annualized Base Salary for 2010
Jerome J. Selitto	President and Chief Executive Officer	$800,000
Sandra Bell*	Former Executive Vice President and Chief Financial Officer	$400,000
George J. Kilroy	Executive Vice President, Fleet	$450,000
Luke S. Hayden*	Executive Vice President, Mortgage	$450,000
Mark R. Danahy*	Former Executive Vice President, Mortgage	$375,000
William F. Brown	Senior Vice President, General Counsel and Secretary	$330,000

* Sandra Bell ceased employment in 2011. Luke Hayden commenced employment on May 14, 2010, and his reported salary has been annualized. Mark Danahy ceased employment May 14, 2010, and his reported salary has been annualized solely for purposes of comparison.

Variable Annual Cash Compensation Programs. In 2010, our Named Executive Officers, other executive officers, and certain other employees were eligible for additional cash compensation through participation in our annual cash-based Management Incentive Plan ("MIP"). We moved to one company-wide annual cash incentive plan for 2010, rather than the individual business unit based plans that had been in effect for 2009, in order to focus all employees on the same key objective. Under the MIP, each employee was eligible for a target payout based on our achieving a target performance objective, and the employee achieving all of his or her MBOs. Performance above or below the target performance goal would increase or decrease employees' payout eligibility.

Our MIP performance metric for 2010 was Core Earnings (Pre-Tax). The 2010 performance targets and relative payout percentages that MIP participants would be eligible for were as follows:

2010 Core Earnings (Pre-Tax) Performance Goal	Level	Maximum Payout as a Percentage of an Individual's Target Award Amount
$365 million	Outstanding	150%
$336 million	Exceeds	125%
$292 million	Plan	100%
$277 million	95% of Plan	75%
$263 million	90% of Plan	50%
Less than $263 million	Not Meeting Plan	0%

In order to tie a greater percentage of each executive officer's compensation to the achievement of our annual performance objective, our executive officers' target award amounts as a percentage of their base salaries were based on each such executive officer's duties and responsibilities, with greater target payouts as a percentage of base salary for executive officers with greater duties and responsibilities.

The Human Capital and Compensation Committee set the performance targets under the 2010 MIP at levels that were consistent with our business plan and that were considered to be challenging based on historical performance as well as industry and market conditions, and then adjusted actual payouts based on the achievement of individual MBOs consistent with supporting our overall strategy, and operational expectations. Individual MBOs were set based on the critical responsibilities for each position, and their need to drive overall shareholder value creation. Each Named Executive Officer had financial (including transformation and Core Earnings (Pre-Tax)), risk and talent based MBOs.

Our 2010 Core Earnings (Pre-Tax) of $289 million increased approximately 20% over 2009, compared to our targeted performance goal of $292 million. Consistent with the 2010 MIP design, the Human Capital and Compensation Committee determined that participants would be eligible for a potential payout of 75% of their individual target award amounts.

Individual MBOs were then reviewed. The process began with each individual preparing a self-assessment of his or her performance against their respective MBOs. Individuals' managers, our Human Resources personnel, and then our Chief Executive Officer reviewed those assessments, and developed recommendations for relative MBO performance. Our Chief Executive Officer presented those recommendations for a defined group of senior executives, including the Named Executive Officers, to the Human Capital and Compensation Committee, which determined their final relative performance against their MBOs. Our Chief Executive Officer approved the final relative performance for all other MIP participants. The Human Capital and Compensation Committee reviewed our Chief Executive Officer's self-assessment, and made a recommendation to the full Board relating to our Chief Executive Officer's relative MBO performance. Individual executives' payouts were reduced to the extent they did not meet all of their respective MBOs. Our Chief Executive Officer has the ability to recommend, and the Human Capital and Compensation Committee has the ability to approve, discretionary incentive awards. No such awards were recommended or approved for 2010.

Due in part to the Core Earnings (Pre-Tax) targeted performance level not being met, which impacted the MBO achievement of our Named Executive Officers, our Named Executive Officers received below target MIP payouts for 2010 as reflected in the following table:

Name	Position	2010 Annualized Base Salary	Annualized Target 2010 MIP Award Amount	Annualized Potential 2010 MIP Payout Range	Actual 2010 MIP Payout
Jerome J. Selitto	President and Chief Executive Officer	$800,000	$1.2 million	$0-$1.8 million	$800,000
Sandra Bell*	Former Executive Vice President and Chief Financial Officer	$400,000	$400,000	$0-$600,000	$195,000
George J. Kilroy	Executive Vice President, Fleet	$450,000	$450,000	$0-$675,000	$320,625
Luke S. Hayden*	Executive Vice President, Mortgage	$450,000	$450,000	$0-$675,000	$171,616
Mark R. Danahy*	Former Executive Vice President, Mortgage	$375,000	$375,000	$0-$562,500	$281,250
William F. Brown	Senior Vice President, General Counsel and Secretary	$330,000	$247,500	$0-$371,250	$157,781

* Sandra Bell ceased employment in 2011. Luke Hayden commenced employment on May 14, 2010, and his actual 2010 MIP payout was prorated from his employment commencement date. Mark Danahy ceased employment May 14, 2010, and his base salary, target MIP award amount and potential MIP payout range amounts have been annualized solely for comparison purposes.

Variable Annual Long-Term Incentive Awards. The Human Capital and Compensation Committee administers the 2005 Equity and Incentive Plan, which provides for equity-based awards, including RSUs and options to purchase our common stock ("Stock Options"). The Human Capital and Compensation Committee considers equity-based awards to our Named Executive Officers an appropriate and effective method of retaining key management employees and aligning their interests with the interests of our stockholders. Eligibility for equity-based awards, the number of shares underlying each award and the terms and conditions of each award are determined by the Human Capital and Compensation Committee upon consultation with our management and the Human Capital and Compensation Committee's compensation consultant.

In 2009, the Compensation Committee (the predecessor of the Human Capital and Compensation Committee) changed the long-term incentive plan to move away from performance-accelerated RSUs to a mix of (1) premium-priced Stock Options, and (2) performance-vested RSUs, for its awards under the 2005 Equity and Incentive Plan. Our use of premium-priced stock options in 2009 was a direct consequence of the turbulence in the capital markets, and the resulting reduction in our share price. The Human Capital and Compensation Committee did not make long-term incentive grants in 2010, while we underwent significant transformation in our people and processes. The Human Capital and Compensation Committee will determine whether to approve a new long-term incentive program in 2011, and whether to make grants under that program, in order to align executives with stockholder interests. Our Named Executive Officers that remain employed with us will continue to see their wealth accumulation aligned with our stockholders' interests through their holdings of previously granted equity-based awards. Mr. Hayden received a sign-on equity grant in connection with his being hired.

Consistent with the Human Capital and Compensation Committee's focus on profitable growth on an ongoing basis and consistent with the Human Capital and Compensation Committee's commitment to stockholders, the Human Capital and Compensation Committee set the 2010 vesting acceleration performance metric for the RSUs granted in 2008 based on Core Earnings (Pre-Tax). Core Earnings (Pre-Tax) is based on pre-tax income after non-controlling interest adjusted for the effects of the following special items: (a) the pre-tax change in the fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model and (b) the pre-tax change in the fair value of mortgage service rights primarily due to changes in estimated portfolio delinquencies and foreclosures. Any 2008 RSUs for which the vesting has not been accelerated following the conclusion of the 2010 performance period will vest ratably in 2012 and 2013 subject to the employee's continued employment with us throughout such period, with the exception of our former Chief Executive Officer, Mr. Terence

W. Edwards, whose unvested 2008 RSUs will become fully vested at the end of his two year severance period notwithstanding that he is no longer employed by us as previously disclosed.

2011 Executive Compensation Decision-making

Base Salaries. During 2011, the Human Capital and Compensation Committee evaluated salary levels based upon market-competitive compensation levels, as well as consideration of the nature of each executive officer's position and the contribution, achievement, experience and tenure of each executive officer. No market-based or other compensation adjustments were made to the compensation for the Named Executive Officers for 2011, based on the challenging business environment.

2011 Management Incentive Plan. The Human Capital and Compensation Committee approved the use of Core Earnings (Pre-Tax) for the 2011 MIP. Above-target performance will result in commensurately greater payouts, and below-target performance will result in commensurately lower payouts. In addition, all participants will have MBOs tied to our key operational and strategic objectives, and will need to meet all their MBOs to receive their full MIP target award amount. The Human Capital and Compensation Committee intends to implement "clawbacks" in the design of our compensation programs as SEC rulemaking in this area becomes clearer, however, the use of MBOs acts to focus MIP participants on sustainable profitable growth. The Human Capital and Compensation Committee retains the right to exercise its judgment and provide cash incentive awards for performance that creates profitable growth that is not otherwise captured by the MIP.

Long-Term Incentive Awards. The Human Capital and Compensation Committee has asked management to develop recommendations for an integrated executive compensation program in 2011. The Human Capital and Compensation Committee will determine whether it will make long-term incentive awards in 2011, and the nature and amount of those awards. The Human Capital and Compensation Committee will consider the use of deferrals and "clawbacks" as appropriate in the long-term incentive plan design.

Retirement Benefits

Messrs. Kilroy and Brown are participants in the PHH Corporation Pension Plan, which is a defined benefit pension plan that was available to all of our employees prior to 2005. The benefits payable under the PHH Corporation Pension Plan have been frozen for Messrs. Kilroy and Brown and the other plan participants. See "— Pension Benefits" for more information regarding benefits available to Messrs. Kilroy and Brown under this plan. In addition, all of our Named Executive Officers are eligible to participate in the PHH Corporation Employee Savings Plan (the "PHH Savings Plan") on the same basis as other employees during the term of their employment. The PHH Savings Plan is a tax-qualified retirement savings plan that provides for employee contributions made on a pre-tax basis and matching contributions based on a portion of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. The matching contribution percentage under the PHH Savings Plan was reduced effective January 1, 2009, from 6% to 4% of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit, in order to come closer to market practice of 3%. See "All Other Compensation" in Footnote 6 under "— Summary Compensation Table" for more information regarding matching contributions to the PHH Savings Plan made on behalf of each Named Executive Officer.

Perquisites and Other Compensation

We provide only a limited number of perquisites to our Named Executive Officers. Our Named Executive Officers generally are provided with or have use of company vehicles, financial planning services and tax reimbursements on the foregoing perquisites. Considering our fleet management business, the provision of vehicles to our Named Executive Officers is considered an appropriate perquisite. The Human Capital and Compensation Committee may review the appropriateness of these perquisites in 2011. Each of our Named Executive Officers also are entitled to participate in various employee benefit plans available generally to all employees on a non-discriminatory basis. In addition, during 2010, Mr. Selitto and Mr. Hayden received certain relocation related benefits and associated tax reimbursements in connection with their respective relocations. Effective April 21, 2011, we eliminated on a prospective basis tax reimbursements on perquisites to our executive officers other than tax reimbursements in respect of relocation related benefits pursuant to our relocation policies.

Change in Control and Other Severance Arrangements

We maintain a general severance program for its executives and other employees. Except for Mr. Selitto, whose employment agreement contains severance provisions, no employee has a special severance agreement. See "— Potential Payments upon Termination of Employment or Change in Control" below for additional information relating to Mr. Selitto's severance provisions. Under the 2005 Equity and Incentive Plan, unvested equity-based awards generally will become fully and immediately vested and, in the case of stock options, exercisable, upon the occurrence of a change in control transaction (as defined in the 2005 Equity and Incentive Plan). See "— Potential Payments upon Termination of Employment or Change in Control" below for additional information regarding payments in the event of a change in control or other termination of employment for each Named Executive Officer.

During 2010, we entered into a Separation Agreement with Mr. Danahy. We obtained a non-competition and non-solicitation agreement from Mr. Danahy (in addition to other restrictive covenants) that will run for 13 months until June 30, 2011. In exchange for these covenants, we agreed to provide Mr. Danahy with various severance and related benefits as previously disclosed.

Deductibility of Executive Compensation

In accordance with Section 162(m) of the Internal Revenue Code, the deductibility for federal corporate income tax purposes of compensation paid to certain of our executive officers in excess of $1 million in any year may be restricted. The Human Capital and Compensation Committee believes that it is in the best interests of our stockholders to provide tax-deductible compensation when consistent with meeting our key strategic and operational goals and objectives. Accordingly, where it is deemed necessary and in our best interests to attract and retain the best possible executive talent and to motivate such executives to achieve the goals inherent in our business strategy, the Human Capital and Compensation Committee may approve compensation to executive officers that may exceed the limits of deductibility imposed by Section 162(m). The 2010 and 2011 Management Incentive Plans were specifically designed, approved and implemented for favorable tax treatment under Section 162(m). The Human Capital and Compensation Committee retains the ability to exercise its judgment to make awards that it believes are in the best interests of shareholders, even if those awards do not result in favorable tax treatment.

Compensation Risk Assessment

Our management, with the assistance of the Human Capital and Compensation Committee's compensation consultant, conducted a risk assessment of our compensation programs to determine whether such programs are reasonably likely to have a material adverse effect on us. The risk assessment determined that our compensation programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on us. While risk-taking is a necessary part of profitable growth, the Human Capital and Compensation Committee has focused on aligning our compensation policies with our long-term interests of and avoiding short-term rewards for management decisions that could pose long-term risks to us, as follows:

- Limits on MIP awards. MIP awards are capped at 150% of an executive's target award to protect against disproportionately large short-term incentives, and the Human Capital and Compensation Committee has discretion in determining reductions in the size of MIP awards based on those factors it deems appropriate, including whether an executive has caused us to incur unnecessary or excessive risk. Further, senior executive officers have specific risk components embedded in their MBOs.
- Use of Long-Term Incentive Compensation. Equity-based long-term incentive compensation that vests over a period of years, including awards with performance objectives, is a component of senior executive compensation. This vesting period encourages our executives to focus on sustaining our long-term performance.
- Multi-Level Review and Oversight. We have multi-level review and oversight of our business operations and compensation processes, in order to mitigate the possibility of employees receiving rewards for engaging in short-term, unsustainable performance decisions.

Additionally, we hired a Chief Risk Officer in 2010, whose responsibilities include understanding the risks posed by our operations and processes, including our compensation programs. Our Chief Risk Officer's input is expressly solicited when changes to our compensation programs are being considered. Further, the Human Capital and Compensation Committee consults with the Board's Audit Committee and Finance and Risk Management Committee around compensation and risk.

In sum, our compensation programs are structured so that a considerable amount of wealth of our executives is tied to our long-term health, which encourages risk oversight. Our compensation programs avoid the type of disproportionately large short-term incentives that could encourage executives and other employees to take risks that may not be in our long-term interests, explicitly include risk management in the individual objectives of executives and other key employees to align them with incentive payouts, and provide incentives to manage for long-term performance. The Human Capital and Compensation Committee believes this combination of factors encourages our executives and other employees to manage our businesses in a prudent manner.

Compensation Committee Interlocks and Insider Participation

The Human Capital and Compensation Committee is currently comprised of Messrs. Loren and Brinkley and Ms. Reif. During 2010, Mr. Gregory J. Parseghian and Ms. Ann D. Logan, a former director, served on the Human Capital and Compensation Committee for part of the year. Throughout 2010, the Human Capital and Compensation Committee consisted entirely of "outside directors" within the meaning of the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended, "non-employee directors" under SEC Rule 16b-3, and "independent" directors as affirmatively determined by the Board pursuant to the NYSE Listing Standards and our categorical Independence Standards. The current members of the Human Capital and Compensation Committee are the individuals named as signatories to the Compensation Committee Report set forth above under "Compensation Committee Report." None of the individuals that served on the Human Capital and Compensation Committee during 2010 and none of the current members of the Human Capital and Compensation Committee are former officers or employees of the Company.

SUMMARY COMPENSATION TABLE

The information below sets forth the compensation awarded to, earned by or paid to our "named executive officers" as defined in Item 402 of Regulation S-K (collectively referred to as our "Named Executive Officers"). The form and amount of the compensation awarded to, earned by or paid to our Named Executive Officers for the year ended December 31, 2010, was determined by the Human Capital and Compensation Committee of our Board. The 2008 amounts included in the "Stock Awards," "Option Awards" and "Total" columns in the table below have been restated from amounts reported in years prior to 2010 in accordance with SEC rule changes. Specifically, the 2008 amounts reported in the "Stock Awards" and "Option Awards" columns now reflect the aggregate grant date fair value of equity-based compensation awards made during 2008, as opposed to the amount of equity-based compensation expense recognized by us during 2008, and the amounts in the "Total" column for 2008 have been correspondingly adjusted. Accordingly, the 2008 amounts in the "Stock Awards," "Option Awards" and "Total" columns are not comparable to 2008 amounts reported in years prior to 2010.

Name and Principal Position(s)	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)
Jerome J. Selitto	2010	800,000	—	—	—	800,000	—	155,736	1,755,736
President and Chief	2009	138,462	—	251,650	2,185,000	—	—	20,328	2,595,440
Executive Officer	2008	—	—	—	—	—	—	—	—
Sandra E. Bell	2010	400,000	—	—	—	195,000	—	35,595	630,595
Former Executive Vice President	2009	400,000	—	206,850	226,343	486,800	—	1,137,957	2,457,950
and Chief Financial Officer	2008	87,671	87,671	—	206,000	—	—	32,288	413,630
George J. Kilroy	2010	450,000	—	—	—	320,625	88,927	39,189	898,741
Executive Vice President, Fleet	2009	450,000	—	206,850	226,343	684,113	44,836	36,653	1,648,795
	2008	450,000	—	739,237	—	513,000	45,397	36,130	1,783,764
Luke S. Hayden	2010	286,027	—	291,900	122,850	171,616	—	173,608	1,046,001
Executive Vice President,	2009	—	—	—	—	—	—	—	—
Mortgage	2008	—	—	—	—	—	—	—	—
Mark R. Danahy	2010	144,231	—	436,701	392,660	281,250	—	296,968	1,551,810
Former Executive Vice President,	2009	374,423	122,132	206,850	226,343	456,750	—	48,662	1,435,160
Mortgage	2008	325,000	—	505,958	—	—	—	48,723	879,681
William F. Brown	2010	330,000	—	—	—	157,781	25,464	61,131	574,376
Senior Vice President, General	2009	317,308	37,500	115,298	126,160	200,805	19,198	56,489	872,758
Counsel and Secretary	2008	300,000	—	654,894	—	85,500	12,650	61,706	1,114,750

(1) For Messrs. Danahy and Hayden, amounts in this column for 2010 represent the salary paid to such persons during the period of their respective employment during 2010. Ms. Bell's employment with us ceased on March 1, 2011. Mr. David J. Coles was appointed as Interim Executive Vice President and Chief Financial Officer effective March 1, 2011.

(2) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers, or modifications of outstanding awards previously made to our Named Executive Officers, in the form of common stock or RSUs. Amounts included in this column for 2010 for Mr. Danahy represent the incremental grant date fair value attributable to the modification during 2010 of RSU awards that were initially made prior to 2010. There were no initial grants of equity-based compensation made to our Named Executive Officers during 2010 other than initial sign-on grants made to Mr. Hayden. See "— Grants of Plan-Based Awards During 2010" for more information regarding equity-based compensation awards made during 2010, as well as modifications during 2010 of equity-based compensation awards made prior to 2010. See "— Outstanding Equity Awards at Fiscal Year-End 2010" for more information regarding outstanding awards of equity-based compensation as of December 31, 2010. See also Note 18, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(3) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers, or modifications of outstanding awards previously made to our Named Executive Officers, in the form of stock options. Amounts included in this column for 2010 for Mr. Danahy represent the incremental grant date fair value attributable to the modification during 2010 of stock option awards that were initially made prior to 2010. There were no initial grants of equity-based compensation made to our Named Executive Officers during 2010 other than initial sign-on grants made to Mr. Hayden. See "— Grants of Plan-Based Awards During 2010" for more information regarding equity-based compensation awards made during 2010, as well as modifications during 2010 of equity-based compensation awards made prior to 2010. See "— Outstanding Equity Awards at Fiscal Year-End 2010" for more information regarding

outstanding awards of equity-based compensation as of December 31, 2010. See also Note 18, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(4) For Messrs. Selitto, Hayden, Kilroy and Brown and Ms. Bell, amounts included in this column for 2010 represent awards earned under the PHH Corporation Management Incentive Plan. For Mr. Danahy, amounts included in this column for 2010 represent awards earned under the PHH Corporation Management Incentive Plan that are payable pursuant to Mr. Danahy's severance agreement with us. See "— Compensation Discussion and Analysis — 2010 Executive Compensation Program Design — Variable Annual Cash Compensation Programs" above for more information.

(5) The 2010 amounts in this column reflect the change in the actuarial present value of the accumulated benefit under the PHH Corporation Pension Plan for each participating Named Executive Officer. The PHH Corporation Pension Plan has been frozen and the final average compensation and years of service for each Named Executive Officer participating in the PHH Corporation Pension Plan is based on the years of service and compensation earned prior to October 31, 1999 (October 31, 2004 for Mr. Kilroy). See "— Pension Benefits" for additional information regarding the benefits accrued for each of these Named Executive Officers and Note 12, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report for more information regarding the calculation of our pension costs.

(6) Amounts included in this column for 2010 are set forth in the following "All Other Compensation" table:

All Other Compensation

Name	Insurance Premiums	401(k) Matching Contrib-ution	Financial Planning Services	Company Car and Fuel	Travel, Meals and Lodging	Tax Gross-Up	Other	Total
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	
Jerome J. Selitto	$20,776	$ —	$ —	$ 4,962	$29,812	$ 8,542	$ 91,644	$155,736
Sandra E. Bell	20,089	—	—	10,750	—	4,756	—	35,595
George J. Kilroy	11,157	3,462	—	15,867	—	8,703	—	39,189
Luke S. Hayden	7,455	—	8,854	630	7,904	5,035	143,730	173,608
Mark R. Danahy	13,347	5,769	—	47,083	—	—	230,769	296,968
William F. Brown	19,796	9,646	8,924	12,504	—	10,261	—	61,131

(a) Reflects the employer paid portion of insurance premiums paid for the Named Executive Officers pursuant to our group benefit plans, which are available to all salaried employees of the Company and certain of its subsidiaries on a non-discriminatory basis and include medical, dental, life, accidental death and dismemberment, and short- and long-term disability insurance coverage.

(b) Reflects matching contributions made under the PHH Corporation Employee Savings Plan. Following the completion of one year of service with the Company, matching contributions are available to all of our employees up to the amount of their voluntary contributions to the plan not to exceed the statutory limit.

(c) Reflects the value of financial planning services utilized by certain of our Named Executive Officers. We also provided a tax gross-up for these amounts for Messrs. Hayden and Brown in the amount of $4,196 and $4,231, respectively. See Footnote (f) below.

(d) Reflects the value of the personal benefit received by each Named Executive Officer for the use of a company car and, in the case of Mr. Selitto, fuel reimbursement, which values are based on our aggregate incremental costs for such benefits, with the exception of Mr. Danahy. Amounts for Mr. Danahy reflect the value of a car the title to which was transferred to Mr. Danahy pursuant to his severance agreement. We also provided a tax gross-up for these amounts for Messrs. Kilroy, Hayden, and Brown in the amount of $8,703, $245, and $6,030, respectively, and Ms. Bell in the amount of $4,756. See Footnote (f) below.

(e) Reflects amounts paid to or on behalf of Messrs. Selitto and Hayden for expenses for transportation, parking, meals and lodging incurred in connection with their respective relocations.

(f) Reflects the tax gross-up amounts paid during 2010 (i) in respect of the relocation related benefits described in Footnote (g) below for Mr. Selitto, (ii) in respect of car costs for Ms. Bell and Mr. Kilroy, (iii) in respect of financial planning, car costs and the relocation related benefits described in Footnote (g) below for Mr. Hayden, and (iv) in respect of financial planning and car costs for Mr. Brown.

(g) Reflects (i) amounts paid to or on behalf of Mr. Selitto in connection with his relocation for moving and storage expenses of $82,820 attributable to the transport of Mr. Selitto's household goods and home sale assistance of $8,823 attributable to the sale of Mr. Selitto's former residence, (ii) amounts paid to or on behalf of Mr. Hayden in connection with his relocation for moving and storage expenses of $51,953 attributable to the transport of Mr. Hayden's household goods, home sale assistance of $79,246 attributable to the sale of Mr. Hayden's former residence, an $11,000 relocation allowance, and home purchase assistance of $1,530 attributable to the purchase of Mr. Hayden's new residence, and (iii) severance payments and benefits payable pursuant to the terms of Mr. Danahy's severance agreement.

During 2010, we entered into a Separation Agreement with Mr. Danahy (the "Danahy Separation Agreement"). Pursuant to the Danahy Separation Agreement, Mr. Danahy's unvested equity awards were modified to generally permit Mr. Danahy to continue to vest in such awards through June 30, 2011. Absent such modifications, such awards would have been forfeited. Included in the "Stock Awards" column of the Summary Compensation Table for Mr. Danahy for 2010 is $436,701 representing the incremental grant date fair value attributable to the modification of Mr. Danahy's unvested RSU awards. Included in the "Option Awards" column of the Summary Compensation Table for Mr. Danahy for 2010 is $392,660 representing the incremental grant date fair value attributable to the modification of Mr. Danahy's unvested Stock Option awards. See "— Grants of Plan-Based Awards During 2010" below for further information concerning the modification of Mr. Danahy's unvested equity-based awards.

During 2010, we provided certain relocation benefits and related tax gross-up payments to Messrs. Selitto and Hayden in connection with their relocations to the Greater Philadelphia region as a term of their employment. Such amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2010 for Messrs. Selitto and Hayden. See also Footnote 6 to the Summary Compensation Table above for additional details.

GRANTS OF PLAN-BASED AWARDS DURING 2010

The following table sets forth the grants of plan-based awards made during 2010 or deemed made during 2010 due to modifications during 2010 of awards made prior to 2010:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jerome J. Selitto:	3/31/2010	600,000	1,200,000	1,800,000	—	—	—	—	—	—	—
Sandra E. Bell:.	3/31/2010	200,000	400,000	600,000	—	—	—	—	—	—	—
George J. Kilroy:	3/31/2010	225,000	450,000	675,000	—	—	—	—	—	—	—
Luke S. Hayden:.	5/14/2010	143,014	286,027	429,041	—	—	—	—	—	—	—
	5/24/2010	—	—	—	—	—	—	14,000 [(2)]	—	—	291,900
	5/24/2010	—	—	—	—	—	—	—	15,000 [(3)]	20.85	122,850
Mark R. Danahy:	3/31/2010	187,500	375,000	562,500	—	—	—	—	—	—	—
	8/4/2010	—	—	—	—	—	—	—	43,712 [(4)]	18.549	44,586
	8/4/2010	—	—	—	—	—	—	—	35,844 [(4)]	17.433	145,527
	8/4/2010	—	—	—	—	—	—	—	17,504 [(4)]	20.775	129,180
	8/4/2010	—	—	—	—	—	—	—	11,554 [(4)]	16.548	73,368
	8/4/2010	—	—	—	—	—	—	2,401 [(5)]	—	—	52,894
	8/4/2010	—	—	—	—	—	—	17,422 [(5)]	—	—	383,807
William F. Brown:.	3/31/2010	123,750	247,500	371,250	—	—	—	—	—	—	—

(1) Amounts represent awards under the PHH Corporation Management Incentive Plan.

(2) Represents an award of time-vested RSUs under the 2005 Equity and Incentive Plan that that vest ratably over three years provided that Mr. Hayden remains continuously employed by us through May 24, 2013.

(3) Represents an award of time-vested non-qualified stock options under the 2005 Equity and Incentive Plan that vest ratably over three years provided that Mr. Hayden remains continuously employed by us through May 24, 2013.

(4) Represents modifications during 2010 of non-qualified stock options that were awarded to Mr. Danahy prior to 2010 under the 2005 Equity and Incentive Plan (the "2010 Modified Options"). The 2010 Modified Options were modified pursuant to the Danahy Separation Agreement. The number of stock options reflects the number of stock options that were modified and, as such, were deemed to be re-granted as of the date of the modification. The incremental grant date fair value of $392,660 that is attributable to the modification during 2010 of these 2010 Modified Options is included in the "Option Awards" column of the Summary Compensation Table for Mr. Danahy for 2010. See also Note 18, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(5) Represents modifications during 2010 of RSUs that were awarded to Mr. Danahy prior to 2010 under the 2005 Equity and Incentive Plan (the "2010 Modified RSUs"). The 2010 Modified RSUs were modified pursuant to the Danahy Separation Agreement. The number of RSUs reflects the number of RSUs that were modified and, as such, were deemed to be re-granted as of the date of the modification. The incremental grant date fair value of $436,701 that is attributable to the modification during 2010 of these 2010 Modified RSUs is included in the "Stock Awards" column of the Summary Compensation Table for Mr. Danahy for 2010. See also Note 18, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

On March 25, 2009, Mr. Danahy was awarded performance units representing 15,000 shares at the target level of achievement (the "2009 Performance Units") and 34,662 non-qualified stock options (the "2009 Stock Options"). On August 4, 2010, Mr. Danahy's 2009 Performance Units were forfeited and one-third of Mr. Danahy's 2009 Stock Options were forfeited. The remaining unvested portion of Mr. Danahy's 2009 Stock Options, as well as Mr. Danahy's other outstanding unvested equity-based awards that were initially granted prior to 2010, were modified pursuant to the Danahy Separation Agreement to avoid the forfeiture by Mr. Danahy of such 2009 Stock Options and other unvested equity-based awards in connection with his separation of employment. The number of 2009 Stock Options indicated in the Grants of Plan-Based Awards During 2010 table above for Mr. Danahy reflects one-third of the number of 2009 Stock Options that were originally granted to Mr. Danahy on March 25, 2009, and that were subsequently modified on August 4, 2010, and, as such, were deemed to be re-granted as of August 4, 2010. The incremental grant date fair value of $73,368 that is attributable to the modification on August 4, 2010, of the modified 2009 Stock Options is included in the "Grant Date Fair Value of Stock and Option Awards" column of the Grant of Plan-Based Awards table above and is also included in the "Option Awards" column of the Summary Compensation Table above for Mr. Danahy for 2010. Similarly, the incremental grant date fair value of $319,293 that is attributable to the modification on August 4, 2010, of Mr. Danahy's other outstanding unvested stock option awards that were initially granted prior to 2010 is included in the "Grant Date Fair Value of Stock and Option Awards" column of the Grant of Plan-Based Awards table above and is also included in the "Option Awards" column of the Summary Compensation Table above for Mr. Danahy for 2010. Lastly, the incremental grant date fair value of $436,701 that is attributable to the modification on August 4, 2010, of each of Mr. Danahy's other outstanding unvested RSU awards that were initially granted prior to 2010 is included in the "Grant Date Fair Value of Stock and Option Awards" column of the Grant of Plan-Based Awards table above and is also included in the "Stock Awards" of the Summary Compensation Table above for Mr. Danahy for 2010. See also "— Summary Compensation Table" above and the narrative disclosure immediately following the Summary Compensation Table for additional information.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2010

The following table sets forth the outstanding equity awards for each of our Named Executive Officers as of December 31, 2010:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Jerome J. Selitto:	83,334	166,666 (2)	—	16.450	10/26/2019	—	—	—	—
Sandra E. Bell:	20,000	30,000 (3)	—	9.050	10/13/2018	—	—	—	—
	11,554	23,108 (4)	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	—	—	15,000 (5)	347,250
George J. Kilroy:	23,247	—	—	20.775	3/3/2015	—	—	—	—
	10,406	3,468 (6)	—	24.990	6/28/2015	—	—	—	—
	11,554	23,108 (4)	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	1,594 (7)	36,901	—	—
	—	—	—	—	—	12,343 (8)	285,740	—	—
	—	—	—	—	—	—	—	15,000 (5)	347,250
Luke S. Hayden:	—	15,000 (9)	—	20.85	5/24/2020	—	—	—	—
	—	—	—	—	—	14,000 (10)	324,100	—	—
Mark R. Danahy:	43,712	—	—	18.549	7/17/2011	—	—	—	—
	17,504	—	—	20.775	3/3/2015	—	—	—	—
	—	11,554 (11)	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	2,401 (7)	55,583	—	—
	—	—	—	—	—	17,422 (8)	403,319	—	—
William F. Brown:	24,916	—	—	17.433	1/22/2012	—	—	—	—
	16,410	—	—	20.775	3/3/2015	—	—	—	—
	6,440	12,880 (4)	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	2,251 (7)	52,111	—	—
	—	—	—	—	—	13,066 (8)	302,478	—	—
	—	—	—	—	—	—	—	8,361 (5)	193,557

(1) Calculated using the closing price of our common stock on December 31, 2010 ($23.15 per share).

(2) Represents stock options scheduled to vest ratably in two equal installments beginning October 26, 2011, subject to continued employment.

(3) Represents stock options scheduled to vest ratably in three equal annual installments beginning October 13, 2011, subject to continued employment.

(4) Represents stock options scheduled to vest ratably in two equal annual installments beginning March 25, 2011, subject to continued employment.

(5) Represents the threshold number, equal to 50% of the target number, of unvested 2009 Performance Units granted under the 2005 Equity and Incentive Plan on March 25, 2009. Recipients of the 2009 Performance Units will earn shares of our common stock pursuant to the awards in accordance with the percentage by which we attain or exceed a minimum threshold amount of cumulative pre-tax income after non-controlling interest during the target measurement period of January 1, 2009 through December 31, 2011. The minimum threshold performance level required for a recipient of a 2009 Performance Unit to earn shares pursuant to such award is 50% of the target amount of cumulative pre-tax income after non-controlling interest during the target measurement period (in which case, such recipient will earn 50% of the target level of shares awarded). Recipients may not earn more than 120% of the target level of shares subject to the award. The Human Capital and Compensation Committee has the authority and discretion to exclude the impact of certain extraordinary or unusual accounting adjustments or income/expense items from the calculation of pre-tax income after non-controlling interest during the target measurement period that, in the discretion of the Human Capital and Compensation Committee, are reasonably considered to be outside of the control of management. Provided the requisite minimum threshold of pre-tax income after non-controlling interest is satisfied, the 2009 Performance Units will be settled, and shares earned pursuant thereto will be issued, on or after January 1, 2012, and on or before April 30, 2012. See also Note 18, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(6) Represents unvested stock options scheduled to vest on June 28, 2011, subject to continued employment.

(7) Represents unvested awards of RSUs granted on June 28, 2005 (the "2005 RSU Awards") under the 2005 Equity and Incentive Plan scheduled to vest on June 28, 2011, subject to each person's continued employment, with the exception of Mr. Danahy, who will continue to vest in these 2005 RSU Awards in accordance with their terms notwithstanding that Mr. Danahy is no longer employed by us.

(8) Represents unvested awards of RSUs granted on January 10, 2008 (the "2008 RSU Awards") pursuant to the 2005 Equity and Incentive Plan. At the date of grant, the 2008 RSU Awards were scheduled to vest ratably, subject to continued employment, in two equal annual installments beginning January 10, 2012, with the potential acceleration of vesting of up to 1/3 of the total award on each of February 28, 2009, February 28, 2010, and February 28, 2011, upon the achievement of performance targets for the applicable fiscal year immediately preceding each such date. For Mr. Brown, the performance targets for his 2008 RSU Awards are based 50% on the performance achieved by PHH Arval and 50% on the performance achieved by PHH Mortgage. Accordingly, if both PHH Arval and PHH Mortgage meet their respective performance targets in respect of any accelerated vesting date, vesting of 1/3 of the total 2008 RSU Awards will be accelerated for Mr. Brown. If only PHH Arval or PHH Mortgage, but not both, meet their respective performance target in respect of any accelerated vesting date, vesting of only 1/6 of the total 2008 RSU Awards will be accelerated for Mr. Brown. For Messrs. Kilroy and Danahy, the performance targets for their 2008 RSU Awards are based 100% on the performance achieved by PHH Arval and PHH Mortgage, respectively. The performance target for 2008 was achieved for PHH Arval, but was not achieved for PHH Mortgage. As a result, vesting of 1/6 of the total 2008 RSU Awards for Mr. Brown and 1/3 of the total 2008 RSU Awards for Mr. Kilroy was accelerated on March 11, 2009, upon the approval of the Compensation Committee. The performance target for 2009 was achieved for PHH Arval and PHH Mortgage. As a result, vesting of 1/3 of the total 2008 RSU Awards for Messrs. Brown, Kilroy and Danahy was accelerated on February 28, 2010, upon the approval of the Compensation Committee. The performance target for 2010 was achieved for PHH Arval, but was not achieved for PHH Mortgage. As a result, vesting of 1/6 of the total 2008 RSU Awards for Mr. Brown and 1/3 of the total 2008 RSU Awards for Mr. Kilroy was accelerated on February 23, 2011, upon the approval of the Human Capital and Compensation Committee. The remaining portion of Mr. Danahy's unvested 2008 RSU Awards were forfeited on February 28, 2011.

(9) Represents stock options that vest ratably in three equal annual installments beginning May 24, 2011, subject to Mr. Hayden's continued employment.

(10) Represents RSUs that vest ratably in three equal annual installments beginning May 24, 2011, subject to Mr. Hayden's continued employment.

(11) Represents stock options that vested on March 25, 2011, in accordance with Mr. Danahy's Separation Agreement. On August 4, 2010, Mr. Danahy forfeited 11,554 stock options and an additional 11,554 stock options were modified to permit Mr. Danahy to continue to vest in such modified stock options.

See also "— Summary Compensation Table" and "— Grants of Plan-Based Awards During 2010" above and the narrative disclosure immediately following the Summary Compensation Table and Grants of Plan-Based Awards During 2010 table for additional information.

OPTION EXERCISES AND STOCK VESTED DURING 2010

The following table sets forth information for our Named Executive Officers regarding the number and value of shares of our common stock that vested and stock options that were exercised during 2010:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jerome J. Selitto	—	—	17,500	391,650
Sandra E. Bell	—	—	—	—
George J. Kilroy	—	—	13,934	259,784
Luke S. Hayden	—	—	—	—
Mark R. Danahy	47,398	235,500	11,111	210,683
William F. Brown	—	—	10,961	205,522

PENSION BENEFITS

The following table sets forth information relating to the PHH Corporation Pension Plan and PHH Corporation Retiree Medical Plan, which are defined benefit plans adopted as of our spin-off in 2005. Both the PHH Corporation Pension Plan and the PHH Corporation Retiree Medical Plan have been frozen for all participants, including our Named Executive Officers that are participants in such plans, and no further benefits are accruing under such plans for any of our Named Executive Officers. The PHH Corporation Pension Plan and the PHH Corporation Retiree Medical Plan assumed all liabilities and obligations owed to participants that were actively employed by us at the time of the spin-off under the respective predecessor plans of Cendant Corporation, including Messrs. Kilroy and Brown as participants in the PHH Corporation Pension Plan. Certain of our current and former employees, including Messrs. Selitto, Hayden and Danahy and Ms. Bell, were not participants in the predecessor plans of Cendant Corporation and are not participants in the PHH Corporation Pension Plan or PHH Corporation Retiree Medical Plan.

Name	Plan Name	Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Jerome J. Selitto	N/A	—	—	—
Sandra E. Bell	N/A	—	—	—
George J. Kilroy	PHH Corporation Pension Plan	28.1	952,562	—
Luke S. Hayden	N/A	—	—	—
Mark R. Danahy	N/A	—	—	—
William F. Brown	PHH Corporation Pension Plan	14.9	158,697	—

(1) The number of years of credited service shown in this column is calculated based on the actual years of service with us for each Named Executive Officer through October 31, 1999, or, in the case of Mr. Kilroy, October 31, 2004.

(2) The valuations included in this column have been calculated as of December 31, 2010 assuming the Named Executive Officer will retire at the normal retirement age of 65 and using the interest rate and other assumptions as described in Note 12, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2010 Annual Report.

No pension benefits were paid to the Named Executive Officers in 2010. Messrs. Kilroy and Brown are eligible to receive a benefit under the PHH Corporation Pension Plan based on 2% of their final average cash compensation as of the date the plan was frozen with respect to such persons multiplied by their number of years of benefit service (up to a maximum of 30 years) measured as of the date the plan was frozen with respect to such persons minus 50% of their annualized primary Social Security benefit. For purposes of determining the participating Named Executive Officers' benefits under the PHH Corporation Pension Plan, their final average compensation and years of benefit service was based on compensation and service earned prior to October 31, 1999 (October 31, 2004 for Mr. Kilroy). The participating Named Executive Officers' benefits under the PHH Corporation Pension Plan were frozen as of October 31, 1999 (October 31, 2004 for Mr. Kilroy).

NON-QUALIFIED DEFERRED COMPENSATION

We no longer maintain a non-qualified deferred compensation plan. The PHH Corporation Executive Deferred Compensation Plan (the "Deferred Compensation Plan") was established in 1994 for specified executive officers at that time and was frozen to further participation in 1997. On December 16, 2010, the Board, upon the recommendation of the Human Capital and Compensation Committee, terminated the Deferred Compensation Plan. None of the Named Executive Officers were participants in the Deferred Compensation Plan and none of the Named Executive Officers received earnings or distributions under the Deferred Compensation Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Jerome J. Selitto	—	—	—	—	—
Sandra E. Bell	—	—	—	—	—
George J. Kilroy	—	—	—	—	—
Luke S. Hayden	—	—	—	—	—
Mark R. Danahy	—	—	—	—	—
William F. Brown	—	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following table sets forth the estimated payments and benefits payable to each Named Executive Officer pursuant to the terms of any contract, agreement, plan or arrangement that existed as of December 31, 2010, and that provided for payments and benefits following, or in connection with, a termination of the Named Executive Officer's employment, including by voluntary termination with or without good reason, involuntary termination not for cause, involuntary termination for cause, retirement, death, disability, or a change in control with or without a termination of the Named Executive Officer's employment. For purposes of calculating the amounts in the table below, we have assumed that the termination or change in control event took place on December 31, 2010, as required by SEC rules under the Exchange Act. For purposes of calculating the value on December 31, 2010, of any equity-based awards in accordance with the SEC rules under the Exchange Act, we used the closing price of our common stock on December 31, 2010, or $23.15 per share. See the discussion that follows the table for additional information regarding these estimated payments and benefits.

Name and Description of Potential Payments	Voluntary Termination without Good Reason	Involuntary Termination Not for Cause or Voluntary Termination for Good Reason	Involuntary Termination for Cause	Change in Control without Termination	Change in Control with Termination	Death	Disability	Retirement
Jerome J. Selitto								
Severance	$ —	$1,600,000	$ —	$ —	$1,600,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	1,116,662	1,116,662	1,116,662	1,116,662	—
Accelerated Payout of 2010 MIPs	—	1,200,000	—	1,200,000	1,200,000	1,200,000	1,200,000	—
Health Insurance Premiums	—	23,620	—	—	23,620	—	—	—
Total	$ —	$2,823,620	$ —	$2,316,662	$2,823,620	$2,316,662	$2,316,662	$ —
Sandra E. Bell								
Severance	$ —	$ 407,500	$ —	$ —	$ 407,500	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	754,500	754,500	754,500	754,500	—
Accelerated Payout of 2010 MIPs	—	—	—	400,000	400,000	400,000	400,000	—
Total	$ —	$ 407,500	$ —	$1,154,500	$1,562,000	$1,154,500	$1,154,500	$ —
George J. Kilroy								
Severance	$ —	$ 457,500	$ —	$ —	$ 457,500	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	1,169,701	1,169,701	1,169,701	1,169,701	—
Accelerated Payout of 2010 MIPs	—	—	—	450,000	450,000	450,000	450,000	—
Retirement Plans	—	—	—	—	—	—	—	952,562
Total	$ —	$ 457,500	$ —	$1,619,701	$2,077,201	$1,619,701	$1,619,701	$952,562
Luke S. Hayden								
Severance	$ —	$ 457,500	$ —	$ —	$ 457,500	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	358,600	358,600	358,600	358,600	—
Accelerated Payout of 2010 MIPs	—	—	—	286,027	286,027	286,027	286,027	—
Total	$ —	$ 457,500	$ —	$ 644,627	$1,102,127	$ 644,627	$ 644,627	$ —
Mark R. Danahy								
Severance	$ —	$ 892,789	$ —	$ —	$ —	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	535,182	535,182	535,182	535,182	—
Accelerated Payout of 2010 MIPs	—	—	—	—	—	—	—	—
Health Insurance Premiums	—	—	—	—	—	—	—	—
Total	$ —	$ 892,789	$ —	$ 535,182	$ 535,182	$ 535,182	$ 535,182	$ —
William F. Brown								
Severance	$ —	$ 337,500	$ —	$ —	$ 337,500	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	826,737	826,737	826,737	826,737	—
Accelerated Payout of 2010 MIPs	—	—	—	247,500	247,500	247,500	247,500	—
Retirement Plans	—	—	—	—	—	—	—	158,697
Total	$ —	$ 337,500	$ —	$1,074,237	$1,411,737	$1,074,237	$1,074,237	$158,697

The amounts shown in the table above include estimates of what would be paid to the Named Executive Officers upon the occurrence of the specified event. The actual amounts to be paid to the Named Executive Officers can only be determined at the time of such event. We have included payments related to the PHH Corporation Pension Plan in the table since this is a frozen plan and is not available to all of our current employees. We have not included payments related to the PHH Corporation Pension Plan in the specified events other than the "Retirement" column, as these payments are not triggered by termination, death or disability of the Named Executive Officer or a change in control. These amounts would be payable to the Named Executive Officer at some time after the specified event once the minimum retirement age and other PHH Corporation Pension Plan requirements were met. In addition, the table does not include payments of life or disability insurance payable upon the death or disability of the Named Executive Officers as these benefits are available to all employees on the same basis.

Potential Payments and Benefits

Severance. We provide post-termination payments of salary or severance to our Named Executive Officers under a policy applicable to our executive officers in the event of a reduction in our workforce or the elimination or discontinuation of their position, except to the extent that our Named Executive Officers have waived their respective rights to such benefits pursuant to separate individual severance agreements with such Named Executive Officers. Pursuant to our policy and subject to the foregoing, the minimum severance is 26 weeks of base salary and the maximum severance is 52 weeks of base salary for the Named Executive Officers payable in a lump-sum amount. In addition, our severance policy applicable to our executive officers includes $7,500 in outplacement services. These outplacement services may be declined by the Named Executive Officer in lieu of an equivalent cash payment.

On October 26, 2009, we entered into an employment agreement with Mr. Selitto that provides severance benefits in the form of salary continuance and health insurance benefits for a period of twelve months in the event of a termination without cause or for good reason occurring on or before October 26, 2010, or twenty-four months in the event of a termination without cause or for good reason occurring after October 26, 2010. Mr. Selitto is also subject to non-competition, non-solicitation, confidentiality, non-disparagement and certain other restrictive covenants. The payment of severance benefits under our severance policy and Mr. Selitto's employment agreement is conditioned upon, among other things, the execution of a general release of claims such executive officer may have against us. See "— Compensation Discussion and Analysis — Change in Control and Other Severance Arrangements" above for further information.

Accelerated Vesting of Stock Awards. All of the stock awards made to our Named Executive Officers have been granted under the 2005 Equity and Incentive Plan and are subject to the vesting and other terms set forth in award agreements and the 2005 Equity and Incentive Plan. Pursuant to the terms of the 2005 Equity and Incentive Plan, in the event of a Change in Control (defined below), any Stock Option award carrying a right to exercise that was not previously vested and exercisable becomes fully vested and exercisable, and any restrictions, deferral limitations, payment conditions and forfeiture conditions for RSU and other equity-based awards lapse and such equity-based awards are deemed fully vested. In addition, any performance conditions imposed with respect to such equity-based awards are deemed to be fully achieved. Pursuant to the terms of the 2005 Equity and Incentive Plan, a Change in Control is deemed to have occurred if:

- any person, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) us, (ii) any trustee or other fiduciary holding securities under one of our employee benefit plans and (iii) any corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our common stock), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our common stock representing 30% or more of the combined voting power of our then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such transaction or, if we or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof);
- the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors) whose appointment or election by the Board or nomination for election by our stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors or whose appointment, election or nomination for election was previously so approved or recommended;
- there is consummated a merger or consolidation of us or any of our direct or indirect subsidiaries with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if we or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or
- our stockholders approve a plan of complete liquidation or there is consummated an agreement for the sale or disposition by us of all or substantially all of our assets (or any transaction having a similar effect), other than

a sale or disposition by us of all or substantially all of our assets to an entity, immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

The amounts in the table are calculated using the closing price of our common stock on December 31, 2010, and the number of Stock Options and RSUs used to calculate the amounts in the table are those unexercisable Stock Options and unvested RSUs that would become exercisable and vested as a result of the Change in Control event pursuant to the SEC rules under the Exchange Act.

Accelerated Payout of 2010 MIPs. As discussed above with regard to equity-based awards, in the event of a Change in Control, the performance conditions imposed with respect to awards under the PHH Corporation Management Incentive Plan are deemed to be fully achieved and the target payout amount under each Named Executive Officer's respective MIP award will be deemed to be earned and payable to the each such Named Executive Officer. In the event of the death of a Named Executive Officer, the performance conditions under the MIP are deemed to be fully achieved and the target payout amount, prorated according to the extent of time that the Named Executive Officer participated in the MIP during the performance period, is deemed earned and payable to such Named Executive Officer's estate. See "— Compensation Discussion and Analysis — 2010 Executive Compensation Program Design — Variable Annual Cash Compensation Programs" and the "— Grants of Plan-Based Awards During 2010" table above for information regarding the MIP.

Retirement Plans. Messrs. Kilroy and Brown are participants in the PHH Corporation Pension Plan. This plan was available to all employees prior to 1999 on a non-discriminatory basis. Participants in the PHH Corporation Pension Plan are entitled to payments in the form of an annuity upon attaining retirement age. The amounts reflected in the table above are based on the estimated present value on December 31, 2010, of the payout for each participating Named Executive Officer assuming they had attained the normal retirement age of 65. Only Mr. Kilroy had attained the minimum retirement age under the PHH Corporation Pension Plan as of December 31, 2010. See the "— Pension Benefits" table above for more information.

EQUITY COMPENSATION PLAN INFORMATION

The table below presents information as of December 31, 2010:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders (1)	2,946,437	$18.23	4,639,544
Equity compensation plans not approved by security holders	—	—	—
Total	2,946,437 (2)	$18.23 (3)	4,639,544

(1) Equity compensation plans approved by security holders include the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan that was approved by our stockholders on June 10, 2009. See also Note 18, "Stock-Based Compensation" in the Notes to the Consolidated Financial Statements included in the 2010 Annual Report for more information.

(2) Includes 1,281,819 RSUs and 1,646,209 stock options.

(3) Because there is no exercise price associated with RSUs, RSUs described in Footnote 2 above are not included in the weighted-average exercise price calculation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our outstanding common stock by those persons who are known to us to be beneficial owners of 5% or more of our common stock, by each of our current directors and director nominees, by each of the Named Executive Officers that were employed by us as of March 23, 2011, and by our current directors, director nominees and Executive Officers employed by us as of March 23, 2011, as a group. As of December 31, 2010, there were 55,699,218 shares of our common stock issued and outstanding. See also "Director Compensation" above for additional information concerning the holdings of vested RSUs by each of our non-employee directors.

Name and Address	Number of Shares Beneficially Owned [1]	Percent of Class
Principal Stockholders:		
Pennant Capital Management, LLC [2] 26 Main Street, Suite 203 Chatham, NJ 07928	5,510,629	9.9%
Wellington Management Company, LLP [3] 75 State Street Boston, MA 02109	4,753,602	8.5%
BlackRock, Inc. [4] 40 East 52nd St. New York, NY 10022	4,524,783	8.1%
Dimensional Fund Advisors LP [5] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	4,187,355	7.5%
Hotchkis and Wiley Capital Management, LLC [6] 725 South Figueroa Street, 39th Floor Los Angeles, CA 90017	3,602,600	6.5%
Scopia Management Inc. [7] 152 West 57th Street, 33rd Floor New York, NY 10019	3,589,181	6.4%
Third Point LLC [8] 390 Park Avenue New York, NY 10022	3,300,000	5.9%
Directors and Current Named Executive Officers:		
Jerome J. Selitto [9]	112,299	*
David J. Coles [10]	—	—
George J. Kilroy [11]	93,471	*
Luke S. Hayden [12]	—	—
William F. Brown [13]	51,199	*
James W. Brinkley [14], [20]	250	*
James O. Egan [15],[20]	7,000	*
Allan Z. Loren [16],[20]	5,000	*
Gregory J. Parseghian [17],[20]	5,000	*
Deborah M. Reif [18],[20]	—	—
Carroll R. Wetzel, Jr. [19],[20]	4,000	*
All Directors and Executive Officers as a Group (17 persons)	333,336	*

* Represents less than one percent.

(1) Based upon information furnished to us by the respective stockholders or contained in filings made with the SEC. For purposes of this table, if a person has or shares voting or investment power with respect to any of our common stock, then such common stock is considered beneficially owned by that person under the SEC rules. Shares of our common stock beneficially owned by our executive officers and non-

employee directors include direct and indirect ownership of shares issued and outstanding, and shares as to which any such person has a right to acquire within 60 days of March 23, 2011. Unless otherwise indicated in the table, the address of all listed stockholders is c/o PHH Corporation, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

(2) Based solely on a Form 13F filed with the SEC on February 15, 2011, Pennant Capital Management, LLC and certain of its affiliates ("Pennant") reported aggregate beneficial ownership of 5,510,629 shares of our common stock representing approximately 9.9% of our common stock outstanding as of December 31, 2010.

(3) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2011, Wellington Management Company, LLP ("Wellington") reported aggregate beneficial ownership of 4,753,602 shares of our common stock representing approximately 8.5% of our common stock outstanding as of December 31, 2010. Wellington reported that it possessed shared voting power over 4,344,455 shares and shared dispositive power over 4,753,602 shares. Wellington also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(4) Based solely on a Schedule 13G/A filed with the SEC on February 8, 2011, BlackRock, Inc. and certain of its affiliates ("BlackRock") reported aggregate beneficial ownership of 4,524,783 shares of our common stock representing approximately 8.1% of our common stock outstanding as of December 31, 2010. BlackRock reported that it possessed sole voting power over 6,615,877 shares and sole dispositive power over 6,615,877 shares. BlackRock also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(5) Based solely on a Schedule 13G/A filed with the SEC on February 11, 2011, Dimensional Fund Advisors LP and certain of its affiliates ("DFA") reported aggregate beneficial ownership of 4,187,355 shares of our common stock representing approximately 7.5% of our common stock outstanding as of December 31, 2010. DFA reported that it possessed sole voting power over 4,098,023 shares and sole dispositive power over 4,187,355 shares. DFA also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(6) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2011, Hotchkis and Wiley Capital Management, LLC ("Hotchkis") reported aggregate beneficial ownership of 3,602,600 shares of our common stock representing approximately 6.5% of our common stock outstanding as of December 31, 2010. Hotchkis reported that it possessed sole voting power over 2,101,200 shares and sole dispositive power over 3,602,600 shares. Hotchkis also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(7) Based solely on a Schedule 13G/A filed with the SEC on February 10, 2011, Scopia Management Inc. and certain of its affiliates ("Scopia") reported aggregate beneficial ownership of 3,589,181 shares of our common stock representing approximately 6.4% of our common stock outstanding as of December 31, 2010. Scopia reported that it possessed shared voting power over 3,589,181 shares and shared dispositive power over 3,589,181 shares. Scopia also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(8) Based solely on a Schedule 13G/A filed with the SEC on February 11, 2011, Third Point LLC and certain of its affiliates ("Third Point") reported aggregate beneficial ownership of 3,300,000 shares of our common stock representing approximately 5.9% of our common stock outstanding as of December 31, 2010. Third Point reported that it possessed shared voting power over 3,300,000 shares and shared dispositive power over 3,300,000 shares. Third Point also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(9) Represents 28,965 shares of our common stock held directly, 0 shares of our common stock held indirectly and 83,334 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of March 23, 2011.

(10) Mr. Coles commenced employment March 1, 2011.

(11) Represents 36,075 shares of our common stock held directly, 635 shares of our common stock held indirectly and 56,761 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of March 23, 2011.

(12) Excludes 14,000 shares of our common stock underlying unvested RSUs and 15,000 shares of our common stock underlying unvested stock options that do not vest within sixty days of March 23, 2011.

(13) Represents 21,909 shares of our common stock held directly, 0 shares of our common stock held indirectly and 29,290 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of March 23, 2011.

(14) Represents 250 shares of our common stock held indirectly by Brinkley Investments, LLC. Excludes 24,182 shares of our common stock underlying fully vested RSUs held as of March 23, 2011. See Footnote 19 below for further information.

(15) Represents 7,000 shares of our common stock held directly. Excludes 14,274 shares of our common stock underlying fully vested RSUs held as of March 23, 2011. See Footnote 19 below for further information.

(16) Represents 5,000 shares of our common stock held directly. Excludes 10,128 shares of our common stock underlying fully vested RSUs held as of March 23, 2011. See Footnote 19 below for further information.

(17) Represents 5,000 shares of our common stock held indirectly. Excludes 10,518 shares of our common stock underlying fully vested RSUs held as of March 23, 2011. See Footnote 19 below for further information.

(18) Excludes 7,025 shares of our common stock underlying fully vested RSUs held as of March 23, 2011. See Footnote 19 below for further information.

(19) Represents 4,000 shares of our common stock held directly. Excludes 7,154 shares of our common stock underlying fully vested RSUs held as of March 23, 2011. See Footnote 19 below for further information.

(20) Each non-employee director has been granted Director RSUs that are immediately vested upon grant and that are settled in shares of our common stock one year after the director is no longer a member of the Board. Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs may not be sold or otherwise transferred for value, and directors have no right to acquire the shares underlying Director RSUs, prior to the date that is one year after termination of service on the Board. As a result, the shares underlying Director RSUs have been omitted from the above table. As of March 23, 2011, Messrs. Brinkley, Egan, Loren, Parseghian and Wetzel and Ms. Reif held 24,182, 14,274, 10,128, 10,518, 7,154 and 7,025 Director RSUs, respectively.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and any persons that beneficially own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. To our knowledge, based solely upon our review of Forms 3 and 4 that have been filed with the SEC and written representations from our executive officers and directors that no Form 5s were required, we believe that all of our executive officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2010, except for the known failure to timely file a Form 4 by Mr. Prime, which Form 4 was inadvertently filed one day late.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING OF STOCKHOLDERS

We provide stockholders with the opportunity, under certain circumstances and consistent with our amended and restated by-laws and the rules of the SEC, to participate in the governance of the Company by submitting proposals and director nominations for consideration at our annual meeting of stockholders. Proposals from stockholders are given careful consideration by us in accordance with Rule 14a-8 promulgated under the Exchange Act ("Rule 14a-8"). For a proposal to be included in our proxy statement and proxy card for our 2012 Annual Meeting of Stockholders, such proposal must comply with Rule 14a-8 and must be received by us in writing no later than December 31, 2011. Additionally, if our 2011 Annual Meeting of Stockholders is held on June 8, 2011, as expected, any stockholder proposal or director nomination for our 2012 Annual Meeting of Stockholders that is not intended for inclusion in our proxy statement and proxy card in respect of such meeting will be considered "untimely" if it is received by us earlier than February 8, 2012 or after March 9, 2012. An untimely proposal may not be brought before or considered at our 2012 Annual Meeting of Stockholders. Any stockholder proposal or director nomination submitted must also be made in compliance with our amended and restated by-laws. For more information regarding our by-law procedures for director nominations, please refer to "Corporate Governance — Nomination Process and Qualifications for Director Nominees."

Proxies solicited by the Board for our 2012 Annual Meeting of Stockholders may confer discretionary authority to vote on any untimely stockholder proposals or director nominations without express direction from stockholders giving such proxies. All stockholder proposals and director nominations must be addressed to the attention of our Secretary at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. The chairman of our annual meeting of stockholders may refuse to acknowledge the introduction of any stockholder proposal or director nomination not made in compliance with the foregoing procedures.

HOUSEHOLDING INFORMATION

Stockholders that share the same address may not receive separate copies of proxy materials, unless we have received contrary instructions from such stockholders. This practice is known as "householding" and is intended to reduce the printing and postage costs associated with mailing duplicative sets of proxy materials to stockholders sharing the same address. If you are receiving multiple sets of our proxy materials and wish to receive only one set in the future, or if you are currently only receiving one set of our proxy materials and wish to receive separate sets of proxy materials for you and the other stockholders sharing your address, please notify us or your bank, broker or other nominee by indicating your preference on the enclosed proxy card or vote instruction form. We will deliver an additional copy of our proxy materials to you, without charge, upon written request sent to Investor Relations at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. Our proxy materials are also available on our website at http://www.phh.com.

OTHER BUSINESS

As of April 29, 2011, our Board is not aware of any other business to come before the meeting. However, if any additional matters are presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their judgment on those matters.

By Order of the Board of Directors



William F. Brown
Senior Vice President, General Counsel and Secretary

APPENDIX A — AUDIT COMMITTEE CHARTER

PHH CORPORATION

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

(Approved January 12, 2011)

PURPOSE

The Board of Directors (the "Board") of PHH Corporation (the "Company") has constituted and established an Audit Committee (the "Committee") with the authority, responsibility, and specific duties as described in this charter (the "Charter"). In fulfilling its duties under this Charter, the Committee shall foster an environment of open and candid communications among representatives of the Company's independent registered public accounting firm, the Company's financial and senior management, the Company's internal audit function, and the Board.

The purpose of the Committee shall be (a) to assist the Board's oversight of (i) the integrity of the Company's consolidated financial statements, (ii) the Company's process for monitoring compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent registered public accounting firm, and (iv) the performance of the Company's internal audit function, and (b) to prepare a report for inclusion in the Company's annual proxy statement, in accordance with applicable law, regulation and stock exchange listing standards; in each case, as more fully described in this Charter.

Committee Authority and Responsibility

The Committee's role is one of oversight. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to prepare, or opine on the accuracy or completeness of, the Company's consolidated financial statements. The Company's management is responsible for preparing the Company's consolidated financial statements and for ensuring that such financial statements fairly present the Company's consolidated financial position and results of operations and cash flows in accordance with U.S. generally accepted accounting principles and applicable law. In fulfilling its purpose and performing its oversight responsibilities, the Committee shall:

Financial Reporting and Accounting Policies

- Review the annual audited and quarterly unaudited consolidated financial statements with the Company's management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's periodic reports filed with the U.S. Securities and Exchange Commission.
- Review and discuss any proposed disclosure by the Company of "pro-forma" or "adjusted" non-GAAP measures, earnings guidance, and any material non-public financial information, including the Company's earnings press releases and investor presentations and financial information to be provided to analysts and rating agencies.

- Review any significant estimates, reporting issues and judgments made in connection with the Company's consolidated financial statements and discuss with the Company's management and representatives of the independent registered public accounting firm any significant, complex or unusual transactions and any off-balance sheet transactions or entities.

- Review the Company's significant accounting principles and financial statement presentation and any changes thereto, the adequacy of the Company's internal controls over financial reporting, and any remedial measures adopted in light of any identified material weaknesses or significant deficiencies in internal control over financial reporting.

- Review the financial statement impact of acceptable alternative accounting principles that are communicated by the independent registered public accounting firm, the chief audit executive or other representatives of the Company's management.

- Review with the Company's management pending or proposed regulatory and accounting initiatives that could have a material impact on the Company's consolidated financial statements.

- Review and discuss the quarterly evaluation by the Company's management of the adequacy of the Company's disclosure controls and procedures and internal control over financial reporting, including any significant changes to such controls.

- Review the Company's audited consolidated financial statements and make a recommendation to the Board as to the inclusion of the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K to be filed with the U.S. Securities and Exchange Commission.

Legal Compliance & Risk Management

- Establish and maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

- Review and approve all transactions with related persons, including executive officers and directors, as described in Item 404(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission.

- Establish clear policies, compliant with applicable law, concerning the hiring by the Company of employees or former employees of the Company's independent registered public accounting firm.

- Review with the Company's management the Company's processes and procedures for monitoring compliance with applicable laws, regulations and stock exchange listing standards, including compliance with applicable tax laws, as well as the effectiveness of such processes and procedures and the results, if any, of any investigation by management of any alleged non-compliance and any remedial or disciplinary actions taken as a result of any such investigation.

- Review with the Company's management all legal and compliance matters that could have a material impact on the Company's financial position, results of operations or cash flows, including actual or proposed legislative or regulatory changes, pending or threatened litigation, and regulatory inquiries, examinations and enforcement proceedings.
- In conjunction with the Finance and Risk Management Committee of the Board, discuss the Company's guidelines and policies governing the process by which the Company undertakes risk assessment and risk management, including the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Prepare an audit committee report to be included in the Company's annual proxy statement to the extent required by applicable law.

Independent Registered Public Accounting Firm

- Appoint (subject to ratification by the Company's stockholders), compensate and oversee the work performed by the independent registered public accounting firm for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.
- The Company's independent registered public accounting firm shall report directly to the Committee and the Committee shall oversee the resolution of disagreements between management and the independent registered public accounting firm in the event that they arise.
- Review and, in the Committee's sole discretion, approve in advance the services and terms of all audit and, subject to applicable law and regulation, all permissible non-audit services and relationships between the Company and the independent registered public accounting firm. Approval of audit and permissible non-audit services may also be made by one or more members of the Committee, as shall be designated by the Committee from time to time, and the person(s) granting such approval shall report such approval to the Committee at the next scheduled meeting.
- At least annually, obtain and review a report by the independent registered public accounting firm describing the independent registered public accounting firm's quality control procedures, all relationships between the independent registered public accounting firm and the Company consistent with applicable auditing standards, any material issues raised by the most recent peer review of the independent registered public accounting firm or by any inquiry or investigation by governmental or professional authorities, within the five preceding years, respecting one or more independent audits carried out by the independent registered public accounting firm, and any steps taken by the independent registered public accounting firm to deal with any such issues.
- Discuss the foregoing report by the independent registered public accounting firm, including the matters required to be discussed by applicable auditing standards, and, to the extent such report discloses any material issues, relationships or services that may impact the performance, objectivity or independence of the independent registered public accounting firm, take such actions as the Committee shall deem appropriate.

- Evaluate with the assistance of the Company's management, the qualifications, performance and independence of the independent registered public accounting firm, including the lead partner of the independent registered public accounting firm and, if so determined by the Committee, terminate the engagement of the independent registered public accounting firm.

The Committee should present its conclusions with respect to the above matters, as well as its review of the lead partner of the independent registered public accounting firm, to the Board.

Audit Process of the Independent Registered Public Accounting Firm

- Meet with representatives of the independent registered public accounting firm prior to their commencing the audit to review the scope of the audit and the planning and staffing of the audit, and approve any significant modifications to the audit plan.

- Discuss with the independent registered public accounting firm communications required to be made to the Committee by the independent registered public accounting firm under applicable auditing standards relating to the conduct of the audit, including consideration of the quality of the Company's accounting principles as applied in its financial reporting.

- Review with the independent registered public accounting firm any problems or difficulties encountered in connection with the audit and management's response; review and discuss the independent registered public accounting firm's attestation report regarding the Company's internal control over financial reporting; and discuss with the independent registered public accounting firm the following:

  - All critical accounting policies and practices of the Company;

  - All alternative accounting treatments that have been discussed with the Company's management, the financial statement impact of the use of such alternative accounting treatments, and the accounting treatment preferred or recommended by the independent registered public accounting firm; and

  - Other material written communications between the independent registered public accounting firm and management including, but not limited to, management's representation letter delivered to the independent registered public accounting firm and any schedule of unadjusted differences.

Internal Audit Function

- As the Company's chief audit executive reports directly to the Committee, approve in advance any replacement of the chief audit executive.

- Review and approve the Company's annual internal audit plan and any significant modifications to the internal audit plan.

- Review and approve the charter of the Company's internal audit department and any significant modifications to such charter.

- Review and discuss with the Company's management the adequacy and qualifications of the Company's senior internal audit staff and the organizational structure, responsibilities and budget of the Company's internal audit function.
- Review any significant reports or summaries of internal audit findings prepared by the Company's internal audit staff and the responses of the Company's management to such findings.
- Review and evaluate with the Company's management, including the chief audit executive, and the independent registered public accounting firm the adequacy of internal controls over financial reporting that could significantly affect the Company's consolidated financial statements.
- Review with the chief audit executive any significant difficulties or disagreements with management or scope restrictions encountered in the course of any internal audits performed by the Company's internal audit staff.

Other Matters

- Discuss and provide input to the Company's management and the Human Capital and Compensation Committee of the Board in connection with any evaluation of the performance and qualifications of the key members of the Company's management with whom the Committee regularly interacts.

Membership

The Committee shall consist of not less than three members. Each member of the Committee shall be appointed by the Board upon the recommendation of the Corporate Governance Committee of the Board and shall satisfy the independence and financial literacy requirements of the New York Stock Exchange. At least one member of the Committee shall be an "audit committee financial expert" within the meaning of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the U.S. Securities and Exchange Commission. To ensure that each Committee member can devote the appropriate time to their oversight role, each member is limited to serving simultaneously on the audit committees of no more than three public companies. The members of the Committee may be removed by a majority vote of the Board.

The Committee may form and delegate authority to subcommittees or the Chair of the Committee as appropriate and in accordance with the Company's By-laws and applicable laws, regulations and stock exchange listing standards.

Procedures & Reporting to the Board

The Committee shall meet as often as it determines is appropriate and shall meet at least four times per calendar year. The Committee shall report to the Board periodically and at least at the next regularly scheduled meeting of the Board following a meeting of the Committee.

The members of the Committee shall select a chair, who will preside at each meeting of the Committee and, in consultation with the other members of the Committee and management, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, shall constitute a quorum.

Periodically, the Committee shall meet in separate executive session without any members of the Company's management present. Periodically, the Committee shall also meet in separate executive sessions with the chief audit executive, with representatives of the Company's independent registered public accounting firm and with other representatives of the Company's management as requested by the Committee from time to time.

At least annually, the Committee shall evaluate its own performance and shall report to the Board on such evaluation. The Committee shall, at least annually, review and assess this Charter and recommend any proposed changes to the Board for approval.

Resources

The Committee shall have the authority to conduct investigations into any matters within the scope of this Charter and, following notice to the Chairman of the Board, to retain and compensate legal, accounting or other advisors to advise the Committee and assist it in fulfilling its duties and responsibilities. In connection with any such investigation, the Committee may request any officer or employee of the Company, or the Company's outside counsel or independent registered public accounting firm, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

The Company shall provide the Committee with appropriate funding, as determined by the Committee, for payment of (i) compensation to any independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisers employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPENDIX B — HUMAN CAPITAL & COMPENSATION COMMITTEE CHARTER

PHH CORPORATION

CHARTER OF THE HUMAN CAPITAL AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

(Approved December 16, 2010)

PURPOSE

The Board of Directors (the "Board") of PHH Corporation (the "Company") has constituted and established a Human Capital and Compensation Committee (the "Committee"), with the authority and responsibility to ensure that:

- The executive compensation programs focus the Management Operating Committee ("MOC") on sustainable shareholder value creation, and those programs reward MOC members commensurate with their value creation.
- The management of the Company's human capital assets creates sustainable shareholder value through effective attraction, retention, organization, people development, employee benefits and other practices.
- The Company is properly managing the risks that may arise from the compensation and people management programs.
- The Directors compensation programs are aligned with sustainable shareholder value creation and market-competitive practice.

Committee Authority and Responsibility

The Committee will perform the following activities in meeting its responsibilities described above:

Review and Approve Compensation Philosophy

- Review and approve at least annually the Company's stated compensation philosophy and strategy for all employees, and that compensation programs are developed consistent with that philosophy, so that those programs will appropriately reward MOC members and other employees for their contributions to Company growth, profitability and sustainable shareholder value creation.

Establish, Review and Approve Compensation Policies and Programs

- Establish, review, approve and modify all compensation arrangements and programs for the MOC, including salaries, bonuses, cash incentive plans, perquisites and equity-based compensation.
- Establish, review, approve and modify all severance and termination policies for all employees.
- Review and approve all proposed employment and retention agreements for MOC members.

- Review and approve all severance arrangements for MOC members that provide benefits in excess of those set forth in any severance and termination plans previously approved by the Committee or the Board.
- Review and approve the peer group used for benchmarking Named Executive Officer compensation, as well as the metrics used in determining relative performance for compensation purposes.
- Review the impact of compensation programs and payouts under Internal Revenue Code Section 162(m), in coordination with the Finance & Risk Management Committee.

Review and Approve MOC Member Compensation

- The Committee will
  - Set performance goals for annual incentive plans and performance-based equity awards granted to the Chief Executive Officer ("CEO") and review and approve those goals for other MOC members.
  - Evaluate the CEO's performance based on previously-established goals and objectives, and recommend to the Board for final approval its determination of the Chief Executive Officer's compensation based on such evaluation and such other factors as may be deemed appropriate and in the best interests of the Company.
  - Review the Chief Executive Officer's compensation recommendation for each MOC member based on the goals and objectives set for each person, and approve the compensation of each person based on such recommendation and such other factors as may be deemed appropriate and in the best interests of the Company.
  - Consider, in determining the compensation of each MOC member, the Company's performance, shareholder return and the value of compensation provided at comparable companies, and such other factors as the Committee deems appropriate and in the best interests of the Company.
  - Approve the compensation packages for all newly-hired MOC members prior to their start date.

Determine and Recommend Directors Compensation

- The Committee shall review at least annually and recommend to the Board for final approval its determination of the amount and elements of the compensation provided to the non-executive Directors.
- This review shall include information relating to market-competitive Directors compensation practices.

Share Ownership and Retention

- The Committee shall determine, as appropriate, share retention and ownership guidelines for all employees who receive equity compensation, and any modifications to such guidelines, and shall periodically review compliance with such guidelines.

- The Committee shall further recommend to the Board for final approval share retention and ownership guidelines for non-executive Directors.

Executive Succession Planning and Leadership Development

- The Committee shall review and recommend to the Board for final approval the development and implementation of executive succession planning and leadership development programs.
- The Committee shall recommend to the Board for final approval determination of internal potential candidates for CEO succession, the evaluation of those candidates, and their developmental activities.

Human Capital Management

The Committee shall provide advice and guidance to management in its development and implementation of broad-based employee performance management programs.

Risk and Compensation Review

- The Committee shall review and approve, at least annually, a compensation risk assessment to be prepared by the Company's management, and modifications to the compensation programs based on the results of the risk review.
- The Committee shall review and approve an analysis prepared by the Company's management of all incentive plans which consists of a stress test demonstrating the maximum payouts under the incentive plans, and any subsequent changes to those plans.
- The Committee shall coordinate with the designated Board Committee on risk to review the relationship between the Company's compensation programs and business risk.

Review and Approve Employee Benefit Plans

- The Committee shall review and approve the design of all the Company's employee benefits plans.
- The Committee shall take the actions required by law in administering the employee benefits plans.

Administer Equity-based Compensation Plans

- The Committee shall serve as the granting and administrative committee for any stock option or equity-based plans of the Company; provided, that, subject to the Company's By-laws, applicable law, stock exchange listing standards, and the terms of each applicable plan, the Committee may delegate to one or more officers of the Company the authority to make grants and awards (other than grants and awards to any officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under such of the Company's incentive compensation or other equity-based plans as the Committee deems appropriate and in accordance with the terms of such plans.

- The Committee shall approve the equity grants for all employees, including new hires, taking into account potential dilution.

Disclosure

- The Committee shall review and discuss with the Company's management the Compensation Discussion and Analysis ("CD&A") section of the Company's annual proxy statement, as well as the tabular data, and determine whether it recommends that the CD&A be included in the Company's proxy statement relating to the Company's annual meeting to shareholders.
- The Committee shall prepare a compensation committee report to be included in the Company's annual proxy statement to the extent required by applicable law.

Membership

- The Committee shall consist of not less than three members, each of whom shall be "independent" directors within the meaning of the Company's corporate governance guidelines and any applicable stock exchange listing standards. Members of the Committee shall also meet the definition of "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (provided, that any inadvertent non-compliance shall not impair the authority of the Committee or the validity of any actions taken by the Committee.)
- Each member of the Committee shall be appointed by the Board upon the recommendation of the Corporate Governance Committee of the Board. The members of the Committee may be removed by a majority vote of the Board at any time.
- The members of the Committee shall select a Chair who will preside at each meeting of the Committee.
- The Committee may form and delegate authority to subcommittees or the Chair of the Committee as appropriate and in accordance with the Company's By-laws and applicable laws, regulations or stock exchange listing standards.

Shareholder Proposals

The Committee shall review shareholder proposals that relate to matters within the scope of the Committee's responsibilities, and make recommendations to the Board regarding such proposals.

Reporting to the Board

- The Committee shall report to the Board periodically and at least at the next regularly scheduled meeting following a Committee meeting. This report shall include a review of any recommendations or issues that arise with respect to Company compensation and benefits policies overseen by the Committee, MOC compensation, and any other matters that the Committee deems appropriate or is requested to be included by the Board.

- At least annually, the Committee shall evaluate its own performance and report to the Board on such evaluation.
- The Committee shall, at least annually, review and assess this Charter and recommend any proposed changes to the Board for approval.

Public Disclosure

Consistent with New York Stock Exchange listing standards, this Charter will be included on the Company's website and will be made available in print, free of charge, upon request or sent to the Company's Corporate Secretary. The Company's annual proxy statement will state that this Charter is available on the Company's website and will be made available in print, free of charge, upon request sent to the Company's Corporate Secretary.

Procedures

- The Committee shall meet as often as it determines is appropriate. The Chair of the Committee, in consultation with the other Committee members and management, shall determine the frequency and length of the Committee meetings and shall determine meeting agendas consistent with this Charter. A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other shall constitute a quorum.
- The Committee is authorized to retain legal and other advisors as it determines necessary to carry out its duties, has direct and unrestricted access to any officer or employee of the Company, or the Company's outside counsel, and may solicit any support or assistance as needed, as well as require them to meet with any members of, or advisors to, the Committee.
- Without limiting the foregoing, the Committee has the sole authority to retain and terminate any compensation consultant assisting the Committee in carrying out its responsibilities under this Charter, including sole authority to approve all such compensation consultants' fees and other retention terms. This authority includes a review, at least annually, of the performance of each compensation consultant engaged by the Committee, the fees of each such consultant for services provided to the Committee and to the Company, and any actual or potential conflicts of interest involving any such consultants.
- The Company shall provide for appropriate funding, as determined by the Committee, for (i) the costs of any consultant or legal or other advisors retained by the Committee, and (ii) the administrative expenses of the Committee that are necessary or appropriate to carrying out its duties.

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APPENDIX C — CORPORATE GOVERNANCE COMMITTEE CHARTER

PHH CORPORATION

CHARTER OF THE CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

(Approved July 29, 2010)

PURPOSE

The Board of Directors (the "Board") of PHH Corporation (the "Company") has constituted and established a Corporate Governance Committee (the "Corporate Governance Committee") with authority, responsibility, and specific duties as described in this Corporate Governance Committee Charter (this "Charter"), subject to and in accordance with any applicable provisions set forth in the By-Laws of the Company, which provisions are incorporated by reference herein.

The purpose of the Corporate Governance Committee is to (a) identify and recommend to the Board appropriate candidates who could serve as director nominees for the next annual meeting of shareholders; (b) advise the Board with respect to the Board composition, procedures and committees; and (c) develop and recommend to the Chief Executive Officer and the Board a set of corporate governance guidelines applicable to the Company and monitor such governance guidelines.

Organization of Corporate Governance Committee

The Corporate Governance Committee shall consist of three or more directors, each of whom shall satisfy the applicable independence requirements of the New York Stock Exchange ("NYSE").

The members of the Corporate Governance Committee shall be elected annually to one year terms by a majority vote of the Board.

Vacancies on the Corporate Governance Committee shall be filled by majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy. The members of the Corporate Governance Committee may be removed by a majority vote of the independent directors then in office.

The Corporate Governance Committee may form and delegate authority to subcommittees as appropriate and in accordance with applicable law, regulation or NYSE listing requirement.

Authority and Responsibilities of Corporate Governance Committee

To fulfill its responsibilities, the Corporate Governance Committee shall:

A. Board Candidates and Nominees

1. Identify individuals qualified to become members of the Board, which shall be consistent with the Board's criteria for selecting new directors. Such criteria include consideration of such diversity, age, skills and experience so as to enhance the Board's ability to manage and direct the affairs and business of the Company, including, when applicable, to

enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NYSE listing requirement.

2. Conduct a review in respect of such individuals it wishes to recommend to the Board as a director nominee and recommend that the Board select the director nominees for the next annual meeting of shareholders.

3. Review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a significant change in status, including but not limited to an employment change, and recommend whether or not the director should be re-nominated to the Board or continue as a director.

4. Set a policy regarding the consideration of director candidates recommended by shareholders and procedures for submitting such recommendations.

B. Board and Committee Composition and Procedures

1. Review annually with the Board the size and composition of the Board as a whole and recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, age, skills and experience required for the Board as a whole and contains at least the minimum number of independent directors required by the NYSE and satisfies any other legal or regulatory requirements.

2. Make recommendations to the Board with respect to size and composition of committees of the Board, including the Corporate Governance Committee, and recommend individual directors to fill any vacancy that might occur on a committee, including the Corporate Governance Committee.

3. Make recommendations on the frequency and structure of Board meetings.

4. Monitor and evaluate the functioning of the committees of the Board and make recommendations for any changes, including the creation and elimination of committees and committee assignments.

5. Make recommendations concerning any other aspect of the procedures of the Board that the Corporate Governance Committee considers warranted, including, but not limited to, procedures with respect to the waiver by the Board of any company rule, guideline, procedure or corporate governance principle.

6. Maintain an orientation program for new directors and continuing education programs for directors.

C. Evaluation

1. Oversee the evaluation of the Board as a whole and the management of the Company, including the Chief Executive Officer.

2. Receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board's performance.

3. Review and evaluate the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Corporate Governance Committee.

4. Review its own performance annually.

D. Corporate Governance

1. Prepare and recommend to the Board a set of corporate governance guidelines applicable to the Company. Review and evaluate the adequacy of such guidelines annually and recommend to the Board any changes deemed appropriate by the Corporate Governance Committee.

2. Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Corporate Governance Committee or as the Board deems appropriate.

Meetings of Corporate Governance Committee

The Corporate Governance Committee shall meet regularly prior to, or following, meetings of the Board of Directors.

The Corporate Governance Committee shall report regularly to the Board, at a minimum, after each meeting of the Corporate Governance Committee, and shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Company.

The members of the Corporate Governance Committee shall select a chair, who will preside at each meeting of the Corporate Governance Committee and, in consultation with the other members of the Corporate Governance Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. A majority of the members of the Corporate Governance Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other shall constitute a quorum. In addition, at the first meeting of the Corporate Governance Committee and at each first meeting held in each successive year, the chair, in consultation with the other members of the Corporate Governance Committee, shall propose a list of items to be addressed by the Corporate Governance Committee during the coming year.

The Corporate Governance Committee may request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Corporate Governance Committee, attend any meeting of the Corporate Governance Committee to provide such pertinent information as the Corporate Governance Committee requests.

The chair shall ensure that the agenda for each upcoming meeting of the Corporate Governance Committee is circulated to each member of the Corporate Governance Committee as well as to each other director in advance of the meeting, and that the list of items to be addressed by the Corporate Governance Committee during the coming year is circulated to each member of the Corporate Governance Committee as well as to each other director not later than ten business days after the first meeting of the Corporate Governance Committee each year. The chair, subject to the approval of a majority of the members of the Corporate Governance Committee, shall have the authority to change the agenda to respond to any matters that warrant attention.

Resources of Corporate Governance Committee

The Corporate Governance Committee has sole authority to retain and terminate any search firm to be used to identify director candidates. The Corporate Governance Committee also has sole authority to negotiate contracts with the search firm and to establish the fees payable to the search firm. The Corporate Governance Committee also has the authority to retain other professionals to assist it with any background checks or other related matters.

The Corporate Governance Committee shall have the sole authority to determine the extent of funding necessary for payment of compensation to any search firm and the authority to determine the extent of funding necessary for payment of compensation to any other professionals retained to advise the Corporate Governance Committee.

APPENDIX D — FINANCE & RISK MANAGEMENT COMMITTEE CHARTER

PHH CORPORATION

CHARTER OF THE FINANCE & RISK MANAGEMENT COMMITTEE OF THE BOARD OF DIRECTORS

(Approved October 28, 2010)

PURPOSE

The Board of Directors (the "Board") of PHH Corporation (the "Company") has constituted and established a Finance & Risk Management Committee (the "Committee") with the authority, responsibility, and specific duties as described in this charter (the "Charter").

The purpose of the Committee shall be to assist the Board in fulfilling its oversight responsibility with respect to (i) the Company's policies and practices relating to financing matters and (ii) the Company's enterprise risk management framework, including oversight of the Company's risk management function and the policies, procedures and practices used in identifying and managing the Company's material risks, including liquidity, market, credit and operational risks.

Committee Authority and Responsibility

The Committee's role is one of oversight. The Company's management is responsible for executing the Company's financing and risk management policies and for designing, implementing and maintaining an effective enterprise risk management program. In fulfilling its purpose and performing its oversight responsibilities, the Committee shall:

Oversight of Financing Matters

- Review the Company's policies and practices relating to financing matters, including management's strategies for mitigating liquidity and interest rate risk and the Company's financing plans and capital allocation procedures;
- Review and make recommendations to the Board concerning the Company's annual financing plan, changes to the Company's capital structure proposed by management, including dividends, repurchases of debt or equity securities, and issuances of debt or equity securities, and any proposed changes to the Company's Delegation of Authority policy relating to financing matters;

Oversight of Risk Management

- Review the Company's enterprise risk management framework, including management's strategies, policies, procedures, systems and personnel that support the identification, measurement, monitoring, management, stress testing and reporting of the Company's material liquidity, market, credit and operational risks;
- Review the adequacy, performance and functioning of the Company's risk management function and approve in advance any replacement of the Company's Chief Risk Officer;

- Review management's policies and guidelines detailing the Company's risk tolerances as to material risks, including material liquidity, market, credit and operational risks, and the Company's exposures and significant risk concentrations within each risk category; and
- Review management reports regarding the Company's compliance with applicable risk related policies, procedures and tolerances and the Company's performance relative to such policies, procedures and tolerances.
- Review the impact of compensation programs and payouts under Internal Revenue Code Section 162(m), in coordination with the Human Capital and Compensation Committee.
- Coordinate with the Human Capital and Compensation Committee to review the relationship between the Company's compensation programs and business risk.

Membership

The Committee shall consist of not less than three members. Each member of the Committee shall be appointed by the Board upon the recommendation of the Corporate Governance Committee of the Board and shall satisfy the independence requirements of the New York Stock Exchange. The members of the Committee may be removed by a majority vote of the Board.

Procedures & Reporting to the Board

The Committee shall meet as often as it determines is appropriate. The Committee shall report to the Board periodically and at least at the next regularly scheduled meeting of the Board following a meeting of the Committee.

The members of the Committee shall select a chair, who will preside at each meeting of the Committee and, in consultation with the other members of the Committee and management, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, shall constitute a quorum.

Periodically, the Committee shall meet in separate executive session without any members of the Company's management present. Periodically, the Committee shall also meet in separate executive sessions with the Chief Risk Officer and with other representatives of the Company's management as requested by the Committee from time to time.

At least annually, the Committee shall evaluate its own performance and shall report to the Board on such evaluation. The Committee shall, at least annually, review and assess this Charter and recommend any proposed changes to the Board for approval.

Resources

The Committee shall have the authority to conduct or authorize reviews of any matters within the scope of this Charter and, following notice to the Chairman of the Board, to retain and compensate legal, accounting or other advisors to advise the Committee and assist it in fulfilling its duties and responsibilities. In connection with any such review, the Committee may request any officer or employee of the Company, or the Company's outside counsel or independent registered public accounting firm, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

The Company shall provide the Committee with appropriate funding, as determined by the Committee, for payment of (i) compensation to any advisers employed by the Committee, and (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______to______

Commission File No. 1-7797

PHH CORPORATION

(Exact name of registrant as specified in its charter)

MARYLAND	**52-0551284**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
3000 LEADENHALL ROAD MT. LAUREL, NEW JERSEY	**08054**
(Address of principal executive offices)	*(Zip Code)*

856-917-1744
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, par value $0.01 per share	The New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of our Common stock held by non-affiliates of the registrant as of June 30, 2010 was $1.054 billion.

As of February 22, 2011, 55,986,486 shares of PHH Common stock were outstanding.

Documents Incorporated by Reference: Portions of the registrant's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, which will be filed by the registrant on or prior to 120 days following the end of the registrant's fiscal year ended December 31, 2010 are incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

Except as expressly indicated or unless the context otherwise requires, the "Company," "PHH," "we," "our" or "us" means PHH Corporation, a Maryland corporation, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be made in other documents filed or furnished with the SEC or may be made orally to analysts, investors, representatives of the media and others.

Generally, forward-looking statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Such statements may be identified by words such as "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could". Forward-looking statements contained in this Form 10-K include, but are not limited to, statements concerning the following:

- the impact of the adoption of recently issued accounting pronouncements on our financial statements;
- future origination volumes and loan margins in the mortgage industry;
- actuarial estimate of total reinsurance losses and expected future reinsurance premiums;
- mortgage repurchase and indemnification claims and associated reserves and provisions; and
- savings to be realized from the execution of our transformation plan.

Actual results, performance or achievements may differ materially from those expressed or implied in forward-looking statements due to a variety of factors, including but not limited to the factors listed and discussed in "Part I—Item 1A. Risk Factors" in this Form 10-K and those factors described below:

- the effects of continued market volatility or continued economic decline on the availability and cost of our financing arrangements and the value of our assets;
- the effects of a continued decline in the volume of U.S. home sales and home prices, due to adverse economic changes or otherwise, on our Mortgage Production and Mortgage Servicing segments;
- the effects of changes in current interest rates on our business and our financing costs;
- our decisions regarding the use of derivatives related to mortgage servicing rights, if any, and the resulting potential volatility of the results of operations of our Mortgage Servicing segment;
- the effects of increases in our actual and projected repurchases of, indemnification given in respect of, or related losses associated with, sold mortgage loans for which we have provided representations and warranties or other contractual recourse to purchasers and insurers of such loans, including increases in our loss severity and reserves associated with such loans;
- the effects of reinsurance claims in excess of projected levels and in excess of reinsurance premiums we are entitled to receive or amounts currently held in trust to pay such claims;
- the effects of any significant adverse changes in the underwriting criteria or existence or programs of government-sponsored entities, including Fannie Mae and Freddie Mac, including any changes caused by the Dodd-Frank Wall Street Reform and Consumer Protection Act;
- the effects of any inquiries and investigations of foreclosure procedures by attorney generals of certain states and the U.S. Department of Justice;

- the ability to maintain our status as a government sponsored entity-approved seller and servicer, including the ability to continue to comply with the respective selling and servicing guides, including any changes caused by the Dodd-Frank Act;
- the effects of any changes to the servicing compensation structure for mortgage servicers pursuant to the programs of government sponsored-entities;
- changes in laws and regulations, including changes in mortgage- and real estate-related laws and regulations (including changes caused by the Dodd-Frank Act), status of government sponsored-entities and state, federal and foreign tax laws and accounting standards;
- the effects of the insolvency of any of the counterparties to our significant customer contracts or financing arrangements or the inability or unwillingness of such counterparties to perform their respective obligations under, or to renew on terms favorable to us, such contracts, or our ability to continue to comply with the terms of our significant customer contracts, including service level agreements;
- the effects of competition in our existing and potential future lines of business, including the impact of consolidation within the industries in which we operate and competitors with greater financial resources and broader product lines;
- the ability to obtain financing (including refinancing existing indebtedness) on acceptable terms, if at all, to finance our operations or growth strategy, to operate within the limitations imposed by our financing arrangements and to maintain the amount of cash required to service our indebtedness;
- the ability to maintain our relationships with our existing clients and to establish relationships with new clients;
- the ability to attract and retain key employees;
- a deterioration in the performance of assets held as collateral for secured borrowings;
- the impact of the failure to maintain our credit ratings;
- any failure to comply with covenants under our financing arrangements;
- the effects of the consolidation of financial institutions and the related impact on the availability of credit; and
- the impact of actions taken or to be taken by the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System on the credit markets and the U.S. economy.

Forward-looking statements speak only as-of the date on which they are made. Factors and assumptions discussed above, and other factors not identified above, may have an impact on the continued accuracy of any forward-looking statements that we make. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. Business

HISTORY

We were incorporated in 1953 as a Maryland corporation. For periods between April 30, 1997 and February 1, 2005, we were a wholly owned subsidiary of Cendant Corporation (now known as Avis Budget Group, Inc.) and its predecessors that provided mortgage banking services, facilitated employee relocations and provided vehicle fleet management and fuel card services. On February 1, 2005, we began operating as an independent, publicly traded company pursuant to our spin-off from Cendant.

OVERVIEW

We are a leading outsource provider of mortgage and fleet management services. We provide mortgage banking services to a variety of clients, including financial institutions and real estate brokers, throughout the U.S. Our mortgage banking activities include originating, purchasing, selling and servicing mortgage loans through our wholly owned subsidiary, PHH Mortgage Corporation and its subsidiaries (collectively, "PHH Mortgage"). We provide commercial fleet management services to corporate clients and government agencies throughout the U.S. and Canada through our wholly owned subsidiary, PHH Vehicle Management Services Group LLC ("PHH Arval"). PHH Arval is a fully integrated provider of fleet management services with a broad range of product offerings, including managing and leasing vehicle fleets and providing other fee-based services for our clients' vehicle fleets.

According to *Inside Mortgage Finance*, as of December 31, 2010, PHH Mortgage was the 4th largest retail mortgage loan originator in the U.S. with a 4.2% market share, the 7th largest overall mortgage loan originator with a 3.1% market share and the 7th largest mortgage loan servicer with a 1.6% market share. According to the *Automotive Fleet 2010 Fact Book*, PHH Arval is the 3rd largest provider of outsourced commercial fleet management services in the U.S. and Canada combined and had over 500,000 in vehicle units under management as of December 31, 2010.

Our corporate website is www.phh.com, and our reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available free on our website under the tabs "Investor Relations—SEC Reports" as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. The SEC also maintains a website (www.sec.gov) where our filings can be accessed for free. Our Corporate Governance Guidelines, our Code of Business Conduct for Employees, our Code of Business Conduct and Ethics for Directors and the charters of the committees of our Board of Directors are also available on our corporate website and printed copies are available upon request. The information contained on our corporate website is not part of this Form 10-K.

OPERATING SEGMENTS

Our business activities are organized and presented in three operating segments: (i) Mortgage Production (ii) Mortgage Servicing and (iii) Fleet Management Services. A description of each operating segment is presented below and the results of operations for each of our reportable segments is presented in "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

Mortgage Production Segment

Our Mortgage Production segment provides mortgage services, including private-label mortgage services, to financial institutions and real estate brokers through PHH Mortgage. The Mortgage Production segment generates revenue through fee-based mortgage loan origination services and the origination and sale of mortgage loans into the secondary market. PHH Mortgage generally sells all mortgage loans that it originates to secondary market investors, which include a variety of institutional investors, and typically retains the servicing rights on mortgage loans sold. During 2010, 95% of our mortgage loans were sold to, or were sold pursuant to programs sponsored by Fannie Mae, Freddie Mac or Ginnie Mae and the remaining 5% were to private investors.

The Mortgage Production segment includes PHH Home Loans, LLC (together with its subsidiaries, "PHH Home Loans"), which is a joint venture that we maintain with Realogy Corporation. We own 50.1% of PHH Home Loans through our subsidiaries and Realogy owns the remaining 49.9% through their affiliates. We have the exclusive right to use the Century 21, Coldwell Banker and ERA brand names in marketing our mortgage loan products through PHH Home Loans and other arrangements that we have with Realogy.

The Mortgage Production segment also includes our appraisal services business, Speedy Title & Appraisal Review Services LLC, which provides appraisal services utilizing a network of approximately 2,200 third-party professional licensed firms offering local coverage throughout the U.S. and also provides credit research, flood certification and tax services. The appraisal services business is closely linked to the processes by which our mortgage operations originate mortgage loans and derives substantially all of its business from our various channels.

We originate mortgage loans through three principal business channels: (i) private label services (outsourced mortgage services for financial institutions); (ii) real estate (mortgage services for brokers associated with brokerages owned or franchised by Realogy and third-party brokers); and (iii) relocation (mortgage services for clients of Cartus Corporation).

- ***Private Label Services Channel:*** We are a leading provider of private-label mortgage loan originations for financial institutions and other entities throughout the U.S. In this channel, we offer a complete outsourcing solution, from processing applications through funding, for clients that wish to offer mortgage services to their customers but are not equipped to handle all aspects of the process cost-effectively. We also purchase closed mortgage loans from financial institutions. Representative clients include Merrill Lynch Credit Corporation, USAA Federal Savings Bank and Charles Schwab Bank, which represented approximately 15%, 14% and 11% of our mortgage loan originations for the year ended December 31, 2010, respectively.

- ***Real Estate Channel:*** We work with real estate brokers to provide their customers with mortgage loans. Through our affiliations with real estate brokers, we have access to home buyers at the time of purchase. We work with brokers associated with NRT Incorporated, Realogy's owned real estate brokerage business, brokers associated with Realogy's franchised brokerages ("Realogy Franchisees") and third-party brokers that are not affiliated with Realogy. NRT Incorporated is the largest owner and operator of residential real estate brokerages in the U.S. and Realogy is a franchisor of some of the most recognizable residential real estate brands. During the year ended December 31, 2010, approximately 27% of our mortgage loan originations were derived from our relationship with Realogy and its affiliates. The following presents a summary of the relationships with Realogy-owned brokers and its franchisees and third-party brokers within the Real Estate Channel:

  Realogy-owned Brokers
  Realogy has agreed that the real estate brokerage business owned and operated by NRT Incorporated and the title and settlement services business owned and operated by Title Resource Group LLC will exclusively recommend PHH Home Loans as provider of mortgage loans to: (i) the independent sales associates affiliated with Realogy, excluding the independent sales associates of any Realogy Franchisee; and (ii) all customers of Realogy Services Group LLC and Realogy Services Venture Partner, Inc., excluding Realogy Franchisees. In general, our capture rate of mortgage loans where we are the exclusive recommended provider is much higher than in other situations.

Realogy Franchisees and Third Party Brokers

Certain Realogy Franchisees have agreed to exclusively recommend PHH Mortgage as provider of mortgage loans to their respective independent sales associates. Additionally, for other Realogy Franchisees and third-party brokers, we endeavor to enter into separate marketing service agreements or other arrangements whereby we are the exclusive recommended provider of mortgage loans to each franchise or broker. We have entered into exclusive marketing service agreements with 5% of Realogy Franchisees as of December 31, 2010.

Substantially all of the originations through the real estate channel during the years ended December 31, 2010, 2009 and 2008, were originated from Realogy and Realogy Franchisees. For the year ended December 31, 2010, we originated mortgage loans for approximately 18% of the transactions in which real estate brokerages owned by Realogy represented the home buyer and approximately 9% of the transactions in which real estate brokerages franchised by Realogy where we have exclusive marketing service agreements, represented the home buyer.

- ***Relocation Channel:*** In this channel, we work with Cartus Corporation, Realogy's relocation business, to provide mortgage loans to employees of Cartus' clients. Cartus is the industry leader of outsourced corporate relocation services in the U.S. Substantially all of the originations through this channel during the years ended December 31, 2010, 2009 and 2008 were from Cartus.

Our mortgage loan origination channels are supported by our retail and wholesale/correspondent platforms as further described below:

- ***Retail Platform:*** Through our retail platform, we maintain direct contact with borrowers who are purchasing a home or refinancing a mortgage loan. This contact is made through our teleservices operation or through our network of field sales professionals.

  Teleservices

  We operate a teleservices operation (also known as our Phone In, Move In program) that provides centralized processing in an effort to ensure consistent customer service. We utilize Phone In, Move In for all three origination channels described above. We also maintain multiple internet sites that provide online mortgage application capabilities for our customers.

  Field Sales Professionals

  Members of our field sales force are generally located in real estate brokerage offices or are affiliated with financial institution clients around the U.S., and are equipped to provide product information, quote interest rates and help customers prepare mortgage applications. Through our MyChoice program, certain of our mortgage advisors are assigned a dedicated territory for marketing efforts and customers are provided with the option of applying for mortgage loans over the telephone, in person or online through the internet.

- ***Wholesale/Correspondent Platform:*** Through our wholesale/correspondent platform, we purchase closed mortgage loans from community banks, credit unions, mortgage brokers and mortgage bankers. We also acquire mortgage loans from mortgage brokers that receive applications from and qualify the borrowers.

The following table sets forth the composition of our mortgage loan originations by channel and platform for each of the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
Total Mortgage Originations by Channel:			
Private label services	73%	63%	63%
Real estate	25%	35%	33%
Relocation	2%	2%	4%
Total Mortgage Originations by Platform:			
Retail	68%	85%	85%
Wholesale/Correspondent	32%	15%	15%

Mortgage Servicing Segment

We principally generate revenue in our Mortgage Servicing segment through fees earned from our servicing rights or from our subservicing agreements. Mortgage servicing rights are the rights to receive a portion of the interest coupon and fees collected from the mortgagors for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance, performing loss mitigation activities on behalf of investors, and otherwise administering our mortgage loan servicing portfolio. Mortgage servicing rights for sold loans are initially recorded at fair value in our Mortgage Production Segment's results of operations. Changes in fair value subsequent to the initial capitalization are recorded in our Mortgage Servicing Segment's results of operations. Our Mortgage Servicing segment also includes the results of our reinsurance activities from our wholly owned subsidiary, Atrium Reinsurance Corporation.

We provide mortgage reinsurance to certain third-party insurance companies that provide primary mortgage insurance on loans originated in our Mortgage Production segment. While we do not underwrite primary mortgage insurance directly, we provide reinsurance that covers losses in excess of a specified percentage of the principal balance of a given pool of mortgage loans, subject to a contractual limit. In exchange for assuming a portion of the risk of loss related to the reinsured loans, Atrium receives a portion of borrowers' premiums from the third-party insurance companies. Our two contracts with primary insurance companies are inactive and in runoff. While in runoff, Atrium will continue to collect premiums and have risk of loss on the existing population of loans reinsured, but may not add to that population of loans. For additional information regarding mortgage reinsurance, see "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" in this Form 10-K.

See "—Our Business—Mortgage Production and Mortgage Servicing Segments—Mortgage Production Segment" and "—Item 1A. Risk Factors—Risks Related to our Company—The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it would have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.

Fleet Management Services Segment

We provide fleet management services to corporate clients and government agencies throughout the U.S. and Canada. The following table sets forth the Net revenues attributable to our domestic and foreign operations for our Fleet Management Services segment:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Net revenues:			
Domestic	$ 1,378	$ 1,489	$ 1,702
Foreign	215	160	125

We are a fully integrated provider of these services with a broad range of product offerings. We primarily focus on clients with fleets of greater than 75 vehicles. As of December 31, 2010, we had more than 280,000 vehicles leased, primarily consisting of cars and light-duty trucks and, to a lesser extent, medium and heavy-duty trucks, trailers and equipment, and approximately 285,000 additional vehicles serviced under fuel cards, maintenance cards, accident management services arrangements and/or similar arrangements. During the year ended December 31, 2010, we purchased approximately 54,000 vehicles.

We differentiate ourselves from our competitors primarily on three factors: the breadth of our product offering, customer service and technology. We are able to offer customized solutions to clients based on their needs. We believe we have developed an industry-leading technology infrastructure. Our data warehousing, information management and online systems enable clients to download customized reports to better monitor and manage their corporate fleets. We place an emphasis on customer service and focus on a consultative approach with our clients. Our employees support each client in achieving the full benefits of an outsourced fleet management program, including lower costs and increased productivity. We offer 24-hour customer service for the end-users of our products and services.

We provide corporate clients and government agencies the following services and products:

- ***Fleet Leasing and Fleet Management Services.*** These services include vehicle leasing, fleet policy analysis and recommendations, benchmarking, vehicle recommendations, ordering and purchasing vehicles, arranging for vehicle delivery and administration of the title and registration process, as well as tax and insurance requirements, pursuing warranty claims and remarketing used vehicles. We lease vehicles to our clients under both open-end and closed-end leases:

  Open-End Leases
  Open-end leases represent 97% of our lease portfolio and are a form of lease in which the client bears substantially all of the vehicle's residual value risk. These leases typically have a minimum term of 12 months and can be continued after that at the lessee's election for successive monthly renewals. Upon return of the vehicle by the lessee, we typically sell the vehicle into the secondary market and the client receives a credit or pays the difference between the sale proceeds and the vehicle's book value.

  Open-end leases may be classified as operating or direct financing depending upon the nature of the residual guarantee. Revenues for operating leases contain a depreciation component, an interest component and a management fee component, and are recognized over the lease term. For direct financing leases, revenues contain an interest component and a management fee component, and are recognized over the lease term.

  Closed-End Leases
  Closed-end leases represent 3% of our lease portfolio, and are a form of lease in which we retain the residual risk of the value of the vehicle at the end of the lease term.

- ***Maintenance Services.*** We offer clients vehicle maintenance service cards that are used to facilitate payment for repairs and maintenance. We maintain an extensive network of third-party service providers in the U.S. and Canada to ensure ease of use by the clients' drivers. The vehicle maintenance service cards provide clients with the following benefits: (i) negotiated discounts off of full retail prices through our convenient supplier network; (ii) access to our in-house team of certified maintenance experts that monitor transactions for policy compliance, reasonability and cost-effectiveness; and (iii) inclusion of vehicle maintenance transactions in a consolidated information and billing database, which assists clients with the evaluation of overall fleet performance and costs. For the year ended December 31, 2010, we averaged 287,000 maintenance service cards outstanding in the U.S. and Canada. We receive a fixed monthly fee for these services from our clients as well as additional fees from service providers in our third-party network for individual maintenance services.

- ***Accident Management Services.*** We provide our clients with comprehensive accident management services such as immediate assistance upon receiving the initial accident report from the driver (e.g., facilitating emergency towing services and car rental assistance), an organized vehicle appraisal and repair process through a network of third-party preferred repair and body shops and coordination and negotiation of potential accident claims. Our accident management services provide our clients with the following benefits: (i) convenient, coordinated 24-hour assistance from our call center; (ii) access to our relationships with the repair and body shops included in our preferred supplier network, which typically provide clients with favorable terms; and (iii) expertise of our damage specialists, who ensure that vehicle appraisals and repairs are appropriate, cost-efficient and in accordance with each client's specific repair policy. For the year ended December 31, 2010, we averaged 290,000 vehicles that were participating in accident management programs with us in the U.S. and Canada. We receive fees from our clients for these services as well as additional fees from service providers in our third-party network for individual incident services.

- ***Fuel Card Services.*** We provide our clients with fuel card programs that facilitate the payment, monitoring and control of fuel purchases. Fuel is typically the single largest fleet-related operating expense. Our fuel cards provide our clients with the following benefits: (i) access to more fuel brands and outlets than other private-label corporate fuel cards; (ii) point-of-sale processing technology for fuel card transactions that enhances clients' ability to monitor purchases and consolidated billing; and (iii) access to other information on fuel card transactions, which assists clients with the evaluation of overall fleet performance and costs. Our fuel cards are offered through relationships with Wright Express LLC and another third party in the U.S. and a proprietary card in Canada, which offer expanded fuel management capabilities on one service card. For the year ended December 31, 2010, we averaged 276,000 fuel cards outstanding in the U.S. and Canada. We receive both monthly fees from our fuel card clients and additional fees from fuel partners and providers.

Trademarks and Intellectual Property

The trade names and related logos of our private-label clients are material to our Mortgage Production and Mortgage Servicing segments, as these clients license the use of their names to us in connection with our mortgage outsourcing business. These trademark licenses generally run for the duration of our origination services agreements with such financial institution clients and facilitate the origination services that we provide to them. Realogy's brand names and related items, such as logos and domain names, of its owned and franchised residential real estate brokerages are material to our Mortgage Production and Mortgage Servicing segments.

Realogy licenses its real estate brands and related items, such as logos and domain names, to us for use in the mortgage loan origination services that we provide to Realogy's owned real estate brokerage, relocation and settlement services businesses. In connection with our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.), we entered into trademark license agreements with TM Acquisition Corp., Coldwell Banker Real Estate Corporation and ERA Franchise Systems, Inc. Pursuant to these agreements, PHH Mortgage was granted a license in connection with mortgage loan origination services on behalf of Realogy's franchised real estate brokerage business and PHH Home Loans was granted a license in connection with its mortgage loan origination services on behalf of Realogy's owned real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus Corporation and the settlement services business owned and operated by Title Resource Group LLC.

The service mark "PHH" and related trademarks and logos are material to our Fleet Management Services segment. All of the material marks used by us in our Fleet Management Services segment are registered (or have applications pending for registration) with the U.S. Patent and Trademark Office. All of the material marks used by us in our Fleet Management Services segment are also registered in Canada and the "PHH" mark and logo are registered (or have applications pending) in those major countries where we have strategic partnerships with local providers of fleet management services. Except for the "Arval" mark, which we license from a third party so that we can do business as PHH Arval in the U.S., we own the material marks used by us in our Fleet Management Services segment.

Competition

The industries in which we operate are highly competitive. The principal factors for competition in our business are service, quality, products and price. We focus on customer service while working to enhance the efficiency of our operating platform. Excellent customer service is also a critical component of our competitive strategy to win new clients and maintain existing clients. We, along with our clients, consistently track and monitor customer service levels and look for ways to improve customer service. Some of our largest competitors in the mortgage business include Bank of America, Wells Fargo Home Mortgage, Chase Home Finance, GMAC Mortgage and CitiMortgage. Our competitors in the fleet management business include GE Commercial Finance Fleet Services, Wheels Inc., Automotive Resources International, Lease Plan International, and other local and regional competitors, including numerous competitors who focus on one or two products.

Competitive conditions in the mortgage business can be impacted by shifts in consumer preference between variable-rate and fixed-rate mortgage loans, depending on the interest rate environment. Many smaller and mid-sized financial institutions may find it difficult to compete in the mortgage industry due to the consolidation in the industry and the need to invest in technology in order to reduce operating costs while maintaining compliance in an increasingly complex regulatory environment. Additionally, more restrictive underwriting standards and the elimination of Alt-A and subprime products has resulted in a more homogenous product offering, which has increased competition for conforming mortgages across the industry.

We are party to a strategic relationship agreement dated as of January 31, 2005 between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy Services Venture Partner, Inc. and Cendant Corporation (now known as Avis Budget Group, Inc.), which, among other things, restricts us and our affiliates, subject to limited exceptions, from engaging in certain residential real estate services, including any business conducted by Realogy. The strategic relationship agreement also provides that we will not directly or indirectly sell any mortgage loans or mortgage loan servicing to certain competitors in the residential real estate brokerage franchise businesses in the U.S. (or any company affiliated with them).

Many of our competitors are larger than we are and have access to greater financial resources than we do, which can place us at a competitive disadvantage. In addition, many of our largest competitors are banks or affiliated with banking institutions, the advantages of which include, but are not limited to, the ability to hold new mortgage loan originations in an investment portfolio and having access to financing with more favorable terms than we do, including lower rate bank deposits as a source of liquidity. See "—Item 1A. Risk Factors—Risks Related to our Company—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.

Seasonality

Our Mortgage Production segment is generally subject to seasonal trends. These seasonal trends reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. Seasonality has less of an effect on mortgage refinancing activity, which is primarily driven by prevailing mortgage rates.

Our Mortgage Servicing and Fleet Management segments are generally not subject to seasonal trends.

Employees

As of December 31, 2010, we employed a total of approximately 5,610 persons. Management considers our employee relations to be satisfactory. As of December 31, 2010, none of our employees were covered under collective bargaining agreements.

Item 1A. Risk Factors

Risks Related to our Company

The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. These laws, regulations and judicial and administrative decisions to which our Mortgage Production and Mortgage Servicing segments are subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure and licensing requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures; other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies. By agreement with our private-label clients, we are required to comply with additional requirements that our clients may be subject to through their regulators.

During the third quarter of 2010, several of our mortgage servicing competitors announced the suspension of foreclosure proceedings in various judicial foreclosure states due to concerns associated with the preparation and execution of affidavits used in connection with foreclosure proceedings in such states. Due in part to these announcements, we have received inquiries from regulators and attorneys general of certain states requesting information as to our foreclosure processes and procedures. Additionally, various inquiries and investigations of, and legal proceedings against, certain of our competitors have been initiated by attorneys general of certain states and the U.S. Department of Justice, and certain title insurance companies have announced that they will suspend issuing title insurance policies on properties that have been foreclosed upon by such firms. Further, some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether.

While we are continuing to monitor these developments, these developments could result in new legislation and regulations that could materially and adversely affect the manner in which we conduct our mortgage servicing business, heightened federal or state regulation and oversight of our mortgage servicing activities, increased costs and potential litigation associated with our mortgage servicing business and foreclosure related activities, and a temporary decline in home purchase loan originations in our mortgage production business due to the heightened number of distressed property sales that have recently characterized existing home sales. Such regulatory changes in the foreclosure process or delays in completing foreclosures could increase mortgage servicing costs and could reduce the ultimate proceeds received on the resale of foreclosed properties if real estate values continue to decline. In such event, these changes would also have a negative impact on our liquidity as we may be required to repurchase loans without the ability to sell the underlying property on a timely basis.

Additionally, on July 21, 2010 the Dodd-Frank Act was signed into law for the express purpose of further regulating the financial services industry, including mortgage origination, sales, and securitization. Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae and Freddie Mac and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Federal regulators have been authorized to provide exceptions to the risk retention requirements for certain "qualified mortgages" and mortgages meeting certain underwriting standards prescribed in such regulations. It is unclear whether future regulations related to the definition of "qualified mortgages" will include the types of conforming mortgage loans we typically sell into government-sponsored entity ("GSE")-sponsored mortgage-backed securities. If the mortgage loans we typically sell into GSE-sponsored mortgage-backed securities do not meet the definition of a "qualified mortgage," then the GSEs may be required to retain a portion of the risk of assets they securitize, which may in turn substantially reduce or eliminate the GSEs' ability to issue mortgage-backed securities. Substantial reduction in, or the elimination of, GSE demand for the mortgage loans we originate would have a material adverse effect on our business, financial condition, results of operations and cash flows since we sell substantially all of our loans pursuant to GSE sponsored programs. It is also unclear what effect future laws or regulations may have on the ability of the GSEs to issue mortgage-backed securities and it is not currently possible to determine what changes, if any, Congress may make to the structure of the GSEs.

The Dodd-Frank Act also establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower's ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. In addition, our ability to enter into future asset-backed securities transactions may be impacted by the Dodd-Frank Act and other proposed reforms related thereto, the effect of which on the asset-backed securities market is currently uncertain. While we are continuing to evaluate all aspects of the Dodd-Frank Act, such legislation and regulations promulgated pursuant to such legislation could materially and adversely affect the manner in which we conduct our businesses, result in heightened federal regulation and oversight of our business activities, and result in increased costs and potential litigation associated with our business activities.

Our failure to comply with the laws, rules or regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it would have a material adverse effect on our business, financial position, results of operations or cash flows.

We operate in highly competitive industries that could become even more competitive as a result of economic, legislative, regulatory or technological changes. Competition for mortgage loan originations comes primarily from commercial banks and savings institutions. Many of our competitors for mortgage loan originations that are commercial banks or savings institutions typically have access to greater financial resources, have lower funding costs, are less reliant than we are on the sale of mortgage loans into the secondary markets to maintain their liquidity, and may be able to participate in government programs that we are unable to participate in because we are not a state or federally chartered depository institution, all of which places us at a competitive disadvantage. The advantages of our largest competitors include, but are not limited to, their ability to hold new mortgage loan originations in an investment portfolio and their access to lower rate bank deposits as a source of liquidity. Additionally, more restrictive loan underwriting standards and the widespread elimination of Alt-A and subprime mortgage products throughout the industry have resulted in a more homogenous product offering, which has increased competition across the industry for mortgage originations.

The fleet management industry in which we operate is also highly competitive. We compete against national competitors, such as GE Commercial Finance Fleet Services, Wheels, Inc., Automotive Resources International, Lease Plan International and other local and regional competitors, including numerous competitors who focus on one or two products. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. Competitive pressures in the Fleet Management industry resulting in a decrease in our market share or lower prices would adversely affect our revenues and results of operations.

We are substantially dependent upon our secured and unsecured funding arrangements. If any of our funding arrangements are terminated, not renewed or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would have a material adverse effect on our business, financial position, results of operations and cash flows.

We are substantially dependent upon various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage warehouse facilities and other secured credit facilities to fund mortgage loans and vehicle acquisitions, a significant portion of which is short-term in nature. Our access to both the secured and unsecured credit markets is subject to prevailing market conditions. Renewal of our existing series of, or the issuance of new series of, vehicle lease asset-backed notes on terms acceptable to us or our ability to enter into alternative vehicle management asset-backed debt arrangements could be adversely affected in the event of: (i) the deterioration in the quality of the assets underlying the asset-backed debt arrangement; (ii) increased costs associated with accessing or our inability to access the asset-backed debt market; (iii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent or (iv) our failure to maintain a sufficient level of eligible assets or credit enhancements, including collateral intended to provide for any differential between variable-rate lease revenues and the underlying variable-rate debt costs. In addition, our access to and our ability to renew our existing mortgage asset-backed debt could suffer in the event of: (i) the deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) increased costs associated with accessing or our inability to access the mortgage asset-backed debt market; (iv) our inability to access the secondary market for mortgage loans or (v) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent.

Certain of our debt arrangements require us to comply with certain financial covenants and other affirmative and restrictive covenants, including requirements to post additional collateral or to fund assets that become ineligible under our secured funding arrangements. An uncured default of one or more of these covenants would result in a cross-default between and amongst our various debt arrangements. Consequently, an uncured default under any of our debt arrangements that is not waived by our lenders and that results in an acceleration of amounts payable to our lenders or the termination of credit facilities would materially and adversely impact our liquidity, could force us to sell assets at below market prices to repay our indebtedness, and could force us to seek relief under the U.S. Bankruptcy Code, all of which would have a material adverse effect on our business, financial position, results of operations and cash flows. See Note 11, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding our debt arrangements and related financial covenants and other affirmative and restrictive covenants.

If any of our credit facilities are terminated, including as a result of our breach, or are not renewed or if conditions in the credit markets worsen dramatically and it is not possible or economical for us to complete the sale or securitization of our originated mortgage loans or vehicle leases, we may be unable to find replacement financing on commercially favorable terms, if at all, which could prevent us from originating new mortgage loans or vehicle leases, reduce our revenues attributable to such activities, or require us to sell assets at below market prices, all of which would have a material adverse effect on our overall business and consolidated financial position, results of operations and cash flows.

Adverse developments in the secondary mortgage market have had, and in the future could have, a material adverse effect on our business, financial position, results of operations and cash flows.

We historically have relied on selling or securitizing our mortgage loans into the secondary market in order to generate liquidity to fund maturities of our indebtedness, the origination and warehousing of mortgage loans, the retention of mortgage servicing rights and for general working capital purposes. We bear the risk of being unable to sell or securitize our mortgage loans at advantageous times and prices or in a timely manner. Demand in the secondary market and our ability to complete the sale or securitization of our mortgage loans depends on a number of factors, many of which are beyond our control, including general economic conditions, general conditions in the banking system, the willingness of lenders to provide funding for mortgage loans, the willingness of investors to purchase mortgage loans and mortgage-backed securities and changes in regulatory requirements. If it is not possible or economical for us to complete the sale or securitization of certain of our mortgage loans held for sale, we may lack liquidity under our mortgage financing facilities to continue to fund such mortgage loans and our revenues and margins on new loan originations would be materially and negatively impacted, which would materially and negatively impact our Net revenues and Segment profit (loss) of our Mortgage Production segment and also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows. The severity of the impact would be most significant to the extent we were unable to sell conforming mortgage loans to the government-sponsored entities or securitize such loans pursuant to GSE sponsored programs.

Our senior unsecured long-term debt ratings are below investment grade and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all.

Our senior unsecured long-term debt ratings are below investment grade due, in part, to substantial losses incurred in 2008 and high volatility in our earnings, our reliance on short-term secured funding arrangements to finance a substantial portion of our assets, our limited ability to access the credit markets during the height of the recent global credit crisis, and broader economic trends. As a result of our senior unsecured long-term debt credit ratings being below investment grade, our access to the public debt markets may be severely limited in comparison to the ability of investment grade issuers to access such markets. We may be required to rely on alternative financing, such as bank lines and private debt placements and pledge otherwise unencumbered assets. There can be no assurances that we would be able to find such alternative financing on terms acceptable to us, if at all. Furthermore, we may be unable to renew all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance our mortgage loans held for sale, mortgage servicing rights and net investment in fleet leases. Any of the foregoing would have a material adverse effect on our business, financial position, results of operations and cash flows.

There can be no assurances that our credit rating by the primary ratings agencies reflects all of the risks of an investment in our Common stock or our debt securities. Our credit ratings are an assessment by the rating agency of our ability to pay our obligations. Actual or anticipated changes in our credit ratings will generally affect the market value of our Common stock and our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors on the market value of, or trading market for, our Common stock or our debt securities.

We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows.

Our ability to generate revenues through mortgage loan sales to institutional investors in the form of mortgage-backed securities depends to a significant degree on programs administered by Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of mortgage-backed securities in the secondary market. These entities play a powerful role in the residential mortgage industry, and we have significant business relationships with them. Our status as a Fannie Mae, Freddie Mac and Ginnie Mae approved seller/servicer is subject to compliance with each entity's respective selling and servicing guides.

During 2010, 95% of our mortgage loan sales were sold to, or were sold pursuant to programs sponsored by, Fannie Mae, Freddie Mac or Ginnie Mae. We also derive other material financial benefits from our relationships with Fannie Mae, Freddie Mac and Ginnie Mae, including the assumption of credit risk by these entities on loans included in mortgage-backed securities in exchange for our payment of guarantee fees, the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures and the use of mortgage warehouse facilities with Fannie Mae pursuant to which, as of December 31, 2010, we had total capacity of $3.0 billion, made up of $1 billion of committed and $2 billion uncommitted capacity. Any discontinuation of, or significant reduction or material change in, the operation of these entities or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these entities would likely prevent us from originating and selling most, if not all, of our mortgage loan originations, and the discontinuation or material decrease in the availability of, or our capacity under, our uncommitted mortgage warehouse facilities with Fannie Mae, could materially and adversely affect our ability to originate mortgage loans.

In addition, we service loans on behalf of Fannie Mae and Freddie Mac, as well as loans that have been securitized pursuant to securitization programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae in connection with the issuance of agency guaranteed mortgage-backed securities and a majority of our mortgage servicing rights relate to these servicing activities. These entities establish the base service fee in which to compensate us for servicing loans. In January 2011, the Federal Housing Finance Agency directed Fannie Mae and Freddie Mac to develop a joint initiative to consider alternatives for future mortgage servicing structures and compensation. Under this proposal, the GSEs are considering potential structures in which the minimum service fee would be reduced or eliminated altogether. The GSEs are also considering different pricing options for non-performing loans to better align servicer incentives with MBS investors and provide the loan guarantor the ability to transfer non-performing servicing. These proposals, if adopted, could cause significant changes that impact the entire mortgage industry. The lower capital requirements could increase competition by lowering barriers to entry on mortgage originations and could increase the concentration of performing loans with larger servicers that have a cost-advantage through economies of scale that would no longer be limited by capital constraints.

In February 2011, the Obama administration issued a report to Congress, outlining various options for long-term reform of Fannie Mae and Freddie Mac. These options involve reducing the role of Fannie Mae and Freddie Mac in the mortgage market and to ultimately wind down both institutions such that the private sector provides the majority of mortgage credit. The report states that any potential reform efforts will make credit less easily available and that any such changes should occur at a measured pace that supports the nation's economic recovery. Any of these options are likely to result in higher mortgage rates in the future, which could have a negative impact on our Mortgage production business. Additionally, it is unclear what impact these changes will have on the secondary mortgage markets, mortgage-backed securities pricing, and competition in the industry.

The potential changes to the government-sponsored mortgage programs, and related servicing compensation structures, could require us to fundamentally change our business model in order to effectively compete in the market. Our inability to make the necessary changes to respond to these changing market conditions or loss of our approved seller/servicer status with any of these entities, would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

Continued or worsening conditions in the real estate market have adversely impacted, and in the future could continue to adversely impact, our business, financial position, results of operations or cash flows.

Adverse economic conditions in the U.S. have resulted, and could continue to result, in increased mortgage loan payment delinquencies, home price depreciation and a lower volume of home sales. These trends have negatively impacted and may continue to negatively impact our Mortgage Production and Mortgage Servicing segments through increased loss severities in connection with loan repurchase and indemnification claims due to declining home prices, increased mortgage reinsurance losses due to increased delinquencies and loss severities, and lower home purchase mortgage originations. However, we have experienced a relatively smaller impact from these trends than many of our current and former competitors because we generally sell substantially all of the mortgage loans we originate shortly after origination, we do not generally maintain credit risk on the loans we originate or maintain a loan investment portfolio, substantially all of our mortgage loan originations are prime mortgages rather than Alt-A or subprime mortgages, and our mortgage loan servicing portfolio has experienced a lower rate of payment delinquencies than that of many of our competitors. Nevertheless, these trends have resulted in an increase in the incidence of loan repurchase and indemnification claims and associated losses, as well as an increase in mortgage reinsurance losses, resulting in an increase in our reserves for loan repurchase and indemnification losses and mortgage reinsurance losses. Continuation of these trends could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our Mortgage Production segment is substantially dependent upon our relationships with Realogy, Merrill Lynch and Charles Schwab, and the termination or non-renewal of our contractual agreements with these clients would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

We have relationships with several clients that represent a significant portion of our revenues and mortgage loan originations for our Mortgage Production segment. In particular, Realogy, Merrill Lynch and Charles Schwab represented approximately 27%, 15% and 11%, respectively, of our mortgage loan originations for the year ended December 31, 2010. The loss of any one of these clients, whether due to insolvency, their unwillingness or inability to perform their obligations under their respective contractual relationships with us, or if we are not able to renew on commercially reasonable terms any of their respective contractual relationships with us, would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

The termination of our status as the exclusive recommended provider of mortgage products and services promoted by Realogy's affiliates, would have a material adverse effect on our business, financial position, results of operations or cash flows.

We are party to a strategic relationship agreement dated as of January 31, 2005 between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy Services Venture Partner, Inc. and Cendant Corporation (now known as Avis Budget Group, Inc.). Under the Strategic Relationship Agreement we are the exclusive recommended provider of mortgage loans to the independent sales associates affiliated with the real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy. The marketing agreement entered into between Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby's International Affiliates, Inc. and PHH Mortgage Corporation similarly provides that we are the exclusive recommended provider of mortgage loans and related products to the independent sales associates of Realogy's real estate brokerage franchisees, which include Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc.

In addition, the Strategic Relationship Agreement provides that Realogy has the right to terminate the covenant requiring it to exclusively recommend us as the provider of mortgage loans to the independent sales associates affiliated with the real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy, following notice and a cure period, if:

- we materially breach any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, trademark license agreements or certain other related agreements, including, without limitation, our confidentiality agreements in the PHH Home Loans Operating Agreement and the Strategic Relationship Agreement, and our non-competition agreements in the Strategic Relationship Agreement;
- we become subject to any regulatory order or governmental proceeding and such order or proceeding prevents or materially impairs PHH Home Loans' ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by PHH Home Loans pursuant to the PHH Home Loans Operating Agreement;
- PHH Home Loans otherwise is not permitted by law, regulation, rule, order or other legal restriction to perform its origination function in any jurisdiction, but in such case exclusivity may be terminated only with respect to such jurisdiction; or
- PHH Home Loans does not comply with its obligations to complete an acquisition of a mortgage loan origination company under the terms of the Strategic Relationship Agreement.

If Realogy were to terminate its exclusivity obligations with respect to us, one of our competitors could replace us as the recommended provider of mortgage loans to Realogy and its affiliates and franchisees, which would result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy's affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

Moreover, certain of the events that give Realogy the right to terminate its exclusivity obligations with respect to us under the Strategic Relationship Agreement would also give Realogy the right to terminate its other agreements and arrangements with us. For example, the PHH Home Loans Operating Agreement also permits Realogy to terminate the mortgage venture with us upon our material breach of any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements or certain other related agreements that is not cured following any applicable notice or cure period or if we become subject to any regulatory order or governmental proceeding that prevents or materially impairs PHH Home Loans' ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by PHH Home Loans pursuant to the PHH Home Loans Operating Agreement. Upon a termination of the PHH Home Loans joint venture by Realogy or its affiliates, Realogy will have the right either (i) to require that we or certain of our affiliates purchase all of Realogy's interest in PHH Home Loans; or (ii) to cause us to sell our interest in PHH Home Loans to an unaffiliated third party designated by certain of Realogy's affiliates. Additionally, any termination of PHH Home Loans will also result in a termination of the Strategic Relationship Agreement and our exclusivity rights under the Strategic Relationship Agreement. Pursuant to the terms of the PHH Home Loans Operating Agreement, beginning on February 1, 2015, Realogy will have the right at any time upon two years' notice to us to terminate its interest in PHH Home Loans. If Realogy were to terminate PHH Home Loans or our other arrangements with Realogy, including its exclusivity obligations with respect to us, any such termination would likely result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy's affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies.

We may employ various economic hedging strategies in an attempt to mitigate the interest rate and prepayment risk inherent in many of our assets, including our mortgage loans held for sale, interest rate lock commitments and, from time to time, our mortgage servicing rights. Our hedging activities may include entering into derivative instruments. We also seek to manage interest rate risk in our Mortgage Production and Mortgage Servicing segments partially by monitoring and seeking to maintain an appropriate balance between our loan production volume and the size of our mortgage servicing portfolio, as the value of mortgage servicing rights and the income they provide tend to be counter-cyclical to the changes in production volumes and the gain or loss on loans that result from changes in interest rates. This approach requires our management to make assumptions with regards to future replenishment rates for our mortgage servicing rights, loan margins, the value of additions to our mortgage servicing rights and loan origination costs, and many factors can impact these estimates, including loan pricing margins and our ability to adjust staffing levels to meet changing consumer demand.

We are also exposed to foreign exchange risk associated with our investment in our Canadian operations and with foreign exchange forward contracts that we have entered into, or may in the future enter into, to hedge U.S. dollar denominated borrowings used to fund Canadian dollar denominated leases and operations. Our hedging decisions in the future to manage these foreign exchange risks will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy.

During the third quarter of 2008, we assessed the composition of our capitalized mortgage servicing portfolio and its relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness of the hedge given the current economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to mortgage servicing rights during the third quarter of 2008. As of December 31, 2010, there were no open derivatives related to mortgage servicing rights, which has resulted in increased volatility in the results of operations for our Mortgage Servicing segment. Our decisions regarding the levels, if any, of our derivatives related to mortgage servicing rights could result in continued volatility in the results of operations for our Mortgage Servicing segment.

Our hedging strategies may not be effective in mitigating the risks related to changes in interest rates or foreign exchange rates. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses, and could result in losses in excess of what our losses would have been from had we not used such hedging strategies. There have been periods, and it is likely that there will be periods in the future, during which we incur losses after consideration of the results of our hedging strategies. As stated earlier, the success of our interest rate risk management strategy and our replenishment strategies for our mortgage servicing rights are largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments, as well as our ability to successfully manage any capacity constraints in our mortgage production business. Our hedging strategies also rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes including, but not limited to, interest rates or prepayment speeds or foreign exchange rate fluctuations, we may incur losses that could have a material adverse effect on our business, financial position, results of operations or cash flows.

Changes in interest rates could materially and adversely affect our volume of mortgage loan originations or reduce the value of our mortgage servicing rights, either of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Changes in and the level of interest rates are key drivers of our mortgage loan originations in our Mortgage Production segment and mortgage loan refinancing activity, in particular. The level of interest rates are significantly affected by monetary and related policies of the federal government, its agencies and government sponsored entities, which are particularly affected by the policies of the Federal Reserve Board that regulates the supply of money and credit in the United States. The Federal Reserve Board's policies, including initiatives to stabilize the U.S. housing market and to stimulate overall economic growth, affect the size of the mortgage loan origination market, the pricing of our interest-earning assets and the cost of our interest-bearing liabilities. Changes in any of these policies are beyond our control, difficult to predict, particularly in the current economic environment, and could have a material adverse effect on our business, financial position, results of operations or cash flows.

Historically, rising interest rates have generally been associated with a lower volume of loan originations in our Mortgage Production segment due to a disincentive for borrowers to refinance at a higher interest rate, while falling interest rates have generally been associated with higher loan originations due to an incentive for borrowers to refinance at a lower interest rate. Our ability to generate Gain on mortgage loans, net in our Mortgage Production segment is significantly dependent on our level of mortgage loan originations. Accordingly, increases in interest rates could materially and adversely affect our mortgage loan origination volume, which could have a material and adverse effect on our Mortgage Production segment, as well as our overall business and our consolidated financial position, results of operations or cash flows.

Changes in interest rates are also a key driver of the performance of our Mortgage Servicing segment as the values of our mortgage servicing rights are highly sensitive to changes in interest rates. Historically, the value of our mortgage servicing rights have increased when interest rates rise and have decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates, with changes in fair value of our mortgage servicing rights being included in our consolidated results of operations. Because we do not currently utilize derivatives to hedge against changes in the fair value of our mortgage servicing rights, our consolidated financial positions, results of operations and cash flows are susceptible to significant volatility due to changes in the fair value of our mortgage servicing rights as interest rates change. As a result, substantial volatility in interest rates materially affect our Mortgage Servicing segment, as well as our consolidated financial position, results of operations and cash flows.

Losses incurred in connection with actual or projected loan repurchase and indemnification claims may exceed our financial statement reserves and we may be required to increase such reserves in the future. Increases to our reserves and losses incurred in connection with actual loan repurchases and indemnification payments could have a material adverse effect on our business, financial position, results of operation or cash flows.

In connection with the sale of mortgage loans, we make various representations and warranties concerning such loans that, if breached, require us to repurchase such loans or indemnify the purchaser of such loans for actual losses incurred in respect of such loans. These representations and warranties vary based on the nature of the transaction and the purchaser's or insurer's requirements but generally pertain to the ownership of the mortgage loan, the real property securing the loan and compliance with applicable laws and applicable lender and government-sponsored entity underwriting guidelines in connection with the origination of the loan. The aggregate unpaid principal balance of loans sold or serviced by us represents the maximum potential exposure related to loan repurchase and indemnification claims, including claims for breach of representation and warranty provisions. Due, in part, to recent increased mortgage payment delinquency rates and declining housing prices, we have experienced, and may in the future continue to experience, an increase in loan repurchase and indemnification claims due to actual or alleged breaches of representations and warranties in connection with the sale or servicing of mortgage loans. The estimation of our loan repurchase and indemnification liability is subjective and based upon our projections of the incidence of loan repurchase and indemnification claims, as well as loss severities. Given these trends, losses incurred in connection with such actual or projected loan repurchase and indemnification claims may be in excess of our financial statement reserves, and we may be required to increase such reserves and may sustain additional losses associated with such loan repurchase and indemnification claims in the future. Accordingly, increases to our reserves and losses incurred by us in connection with actual loan repurchases and indemnification payments in excess of our reserves could have a material adverse effect on our business, financial position, results of operations or cash flows.

Additionally, some of our counterparties from whom we have purchased mortgage loans or mortgage servicing rights and from whom we may seek indemnification or against whom we may assert a loan repurchase demand in connection with a breach of a representation or warranty are highly leveraged and have been adversely affected by the recent economic decline in the United States, including the pronounced downturn in the debt and equity capital markets and the U.S. housing market, and unprecedented levels of credit market volatility. As a result, we are exposed to counterparty risk in the event of non-performance by counterparties to our various contracts, including, without limitation, as a result of the rejection of an agreement or transaction in bankruptcy proceedings, which could result in substantial losses for which we may not have insurance coverage.

The fair values of a substantial portion of our assets are determined based upon significant estimates and assumptions made by our management. As a result, there could be material uncertainty about the fair value of such assets that, if subsequently proven incorrect or inaccurate, could have a material adverse effect on our business, financial position, results of operations or cash flows.

A substantial portion of our assets are recorded at fair value based upon significant estimates and assumptions with changes in fair value included in our consolidated results of operations. The determination of the fair value of such assets, including our mortgage loans held for sale, interest rate lock commitments and mortgage servicing rights, involves numerous estimates and assumptions made by our management. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with our mortgage servicing rights based upon assumptions involving interest rates as well as the prepayment rates and delinquencies and foreclosure rates of the underlying serviced mortgage loans.

As of December 31, 2010, 55% of our total assets were measured at fair value on a recurring basis, and 2% of our total liabilities were measured at fair value on a recurring basis. As of December 31, 2010, approximately 72% of our assets and liabilities measured at fair value were valued using primarily observable inputs and were categorized within Level Two of the valuation hierarchy. Our assets and liabilities categorized within Level Two of the valuation hierarchy are comprised of the majority of our mortgage loans held for sale and derivative assets and liabilities. As of December 31, 2010, approximately 28% of our assets and liabilities measured at fair value were valued using significant unobservable inputs and were categorized within Level Three of the valuation hierarchy. Approximately 80% of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of our mortgage servicing rights.

The ultimate realization of the value of our assets that are measured at fair value on a recurring basis may be materially different than the fair values of such assets as reflected in our consolidated statement of financial position as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our consolidated financial position, results of operations or cash flows. Accordingly, there may be material uncertainty about the fair value of a substantial portion of our assets.

We may be unable to fully or successfully execute or implement our business strategies or achieve our objectives, including our transformation initiatives and goals, and we may be unable to effectively manage the inherent risks of our businesses, including market, credit, operational, and legal and compliance risks, any failure of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

The businesses in which we engage are complex and heavily regulated and we are exposed to various market, credit, operational and legal and compliance risks. Due, in part, to these regulatory constraints and risks, we may be unable to fully or successfully execute or implement our business strategies or achieve our objectives, including our transformation initiatives and goals, and we may be unable to effectively manage the inherent risks of our businesses, including market, credit, operational, and legal and compliance risks, any failure of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

In 2009, after assessing our cost structure and processes, we initiated a transformation effort directed towards creating greater operational efficiencies, improving scalability of our operating platforms and reducing our operating expenses. This effort involves evaluating and improving operational and administrative processes, eliminating inefficiencies and targeting areas of the market where we can leverage our competitive strengths. We may be unable to fully or successfully execute or implement our transformation initiatives and objectives, in whole or in part, and, if we are successful, there can be no assurances that we can implement these initiatives in a cost efficient manner or that these initiatives will have the impact that we intend on our business activities and results of operations. Our inability to achieve the goals targeted by our transformation efforts, or to implement and execute these initiatives within the timeframe we have projected, could result in us not achieving our stated goals.

Risks Related to our Common Stock

Future issuances of our Common stock or securities convertible into our Common stock and hedging activities may result in dilution of our stockholders or depress the trading price of our Common stock.

If we issue any shares of our Common stock or securities convertible into our Common stock in the future, including the issuance of shares of Common stock upon conversion of our 4.0% Convertible Senior Notes due 2012 and 4.0% Convertible Senior Notes due 2014 or the issuance of shares of Common stock upon exercise or settlement of any outstanding stock options, restricted stock units or performance stock units granted under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, such issuances will dilute the voting power and ownership percentage of our stockholders and could substantially decrease the trading price of our Common stock. In addition, the price of our Common stock could also be negatively affected by possible sales of our Common stock by investors who engage in hedging or arbitrage trading activity that we expect to develop involving our Common stock following the issuance of the Convertible Notes.

We also may issue shares of our Common stock or securities convertible into our Common stock in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to increase our capital, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the size of future issuances of our Common stock or securities convertible into our Common stock or the effect, if any, that such future issuances might have to dilute the voting interests of our stockholders or otherwise on the market price for our Common stock.

The convertible note hedge and warrant transactions may negatively affect the value of our Common stock.

In connection with our offering of the 2012 Convertible Notes, we entered into convertible note hedge transactions that cover, subject to anti-dilution adjustments, approximately 12,195,125 shares of our Common stock and sold warrants to purchase, subject to anti-dilution adjustments, up to approximately 12,195,125 shares of our Common stock with affiliates of the initial purchasers of the 2012 Convertible Notes. In connection with the issuance and sale of the 2014 Convertible Notes, we also entered into convertible note hedge transactions that cover, subject to anti-dilution adjustments, approximately 8,525,484 shares of our Common stock and sold warrants to purchase, subject to anti-dilution adjustments, up to approximately 8,525,484 shares of our Common stock with affiliates of the initial purchasers of the 2014 Convertible Notes (together with the affiliates of the initial purchasers of the 2012 Convertible Notes that are parties to the convertible note hedge and warrant transactions associated with the 2012 Convertible Notes, the "Option Counterparties"). The convertible note hedge and warrant transactions are expected to reduce the potential dilution upon conversion of the 2012 Convertible Notes and 2014 Convertible Notes, respectively.

In connection with hedging these transactions, the Option Counterparties and/or their respective affiliates entered into various derivative transactions with respect to our Common stock. The Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Common stock or by selling or purchasing our Common stock in secondary market transactions while the Convertible Notes are convertible, which could adversely impact the price of our Common stock. In order to unwind their hedge position with respect to those exercised options, the Option Counterparties and/or their respective affiliates are likely to sell shares of our Common stock in secondary transactions or unwind various derivative transactions with respect to our Common stock during the observation period for the converted 2012 Convertible Notes and 2014 Convertible Notes. These activities could negatively affect the value of our Common stock.

Provisions in our charter and bylaws, the Maryland General Corporation Law, and certain of our debt indentures may prevent, delay or deter our acquisition by a third party.

Our charter and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, a classified Board of Directors, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board of Directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the Common stock.

We are also subject to certain provisions of the Maryland General Corporation Law which could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Common stock or may otherwise be in the best interest of our stockholders. These include, among other provisions:

- The "business combinations" statute which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder and
- The "control share" acquisition statute which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.

Our by-laws contain a provision exempting any share of our capital stock from the control share acquisition statute to the fullest extent permitted by the Maryland General Corporation Law. However, our Board of Directors has the exclusive right to amend our by-laws and, subject to their fiduciary duties, could at any time in the future amend the by-laws to remove this exemption provision.

Finally, if certain changes in control or other fundamental changes under the terms of the Convertible Notes or the 9 ¼ Senior Notes occur prior to their respective maturity date, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes and, for the Convertible Notes, in some cases, such a transaction will cause an increase in the conversion rate for a holder that elects to convert its notes in connection with such a transaction. In addition, the indentures for the 2012 Convertible Notes and 2014 Convertible Notes prohibit us from engaging in certain changes in control unless, among other things, the surviving entity assumes our obligations under the Convertible Notes. These and other provisions of the indentures for the Convertible Notes and the 9 ¼ Senior Notes due 2016 could prevent, delay or deter potential acquirers.

Certain provisions of the PHH Home Loans Operating Agreement and the Strategic Relationship Agreement that we have with Realogy and certain provisions in our other mortgage loan origination agreements could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay our stockholders in an acquisition transaction.

Pursuant to the terms of the PHH Home Loans Operating Agreement, Realogy has the right to terminate PHH Home Loans, at its election, at any time on or after February 1, 2015 by providing two years' notice to us. In addition, under the PHH Home Loans Operating Agreement, Realogy may terminate PHH Home Loans if we effect a change in control transaction involving certain competitors or other third parties. In connection with such termination, we would be required to make a liquidated damages payment in cash to Realogy of an amount equal to the sum of (i) two times PHH Home Loans' trailing 12 months net income (except that, in the case of a termination by Realogy following a change in control of us, we may be required to make a cash payment to Realogy in an amount equal to PHH Home Loans' trailing 12 months net income multiplied by (a) if the PHH Home Loans Operating Agreement is terminated prior to its twelfth anniversary, the number of years remaining in the first 12 years of the term of the PHH Home Loans Operating Agreement, or (b) if the PHH Home Loans Operating Agreement is terminated on or after its tenth anniversary, two years), and (ii) all costs reasonably incurred by Cendant (now known as Avis Budget Group, Inc.) and its subsidiaries in unwinding its relationship with us pursuant to the PHH Home Loans Operating Agreement and the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements. Pursuant to the terms of the Strategic Relationship Agreement, we are subject to a non-competition provision, the breach of which could result in Realogy having the right to terminate the Strategic Relationship Agreement, seek an injunction prohibiting us from engaging in activities in breach of the non-competition provision or result in our liability for damages to Realogy.

In addition, our agreements with some of our financial institution clients, such as Merrill Lynch and Charles Schwab, provide the applicable financial institution client with the right to terminate its relationship with us prior to the expiration of the contract term if we complete certain change in control transactions with certain third parties. Because we may be unable to obtain consents or waivers from such clients in connection with certain change in control transactions, the existence of these provisions may discourage certain third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction. For the year ended December 31, 2010, approximately 73% of our mortgage loan originations were derived from our private label channel.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal offices are located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Mortgage Production and Mortgage Servicing Segments

Our Mortgage Production and Mortgage Servicing segments have centralized operations in approximately 555,000 square feet of shared leased office space in the Mt. Laurel, New Jersey area. We have a second area of centralized offices that are shared by our Mortgage Production and Mortgage Servicing segments in Jacksonville, Florida, where approximately 150,000 square feet is occupied. In addition, our Mortgage Production segment leases 46 smaller offices located throughout the U.S. and our Mortgage Servicing segment leases one additional office located in New York.

Fleet Management Services Segment

Our Fleet Management Services segment maintains a headquarters office in a 210,000 square-foot office building in Sparks, Maryland. Our Fleet Management Services segment also leases office space and marketing centers in five locations in Canada and has four smaller regional locations throughout the U.S.

Item 3. Legal Proceedings

We are party to various claims and legal proceedings from time to time related to contract disputes and other commercial, employment and tax matters. We are not aware of any pending legal proceedings that we believe could have, individually or in the aggregate, a material adverse effect on our business, financial position, results of operations or cash flows.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Shares of our Common stock are listed on the NYSE under the symbol "PHH." The following table sets forth the high and low sales prices for our Common stock for the periods indicated as reported by the NYSE:

	Stock Price	
	High	Low
January 1, 2009 to March 31, 2009	$ 14.87	$ 8.50
April 1, 2009 to June 30, 2009	19.98	13.60
July 1, 2009 to September 30, 2009	22.88	15.78
October 1, 2009 to December 31, 2009	19.77	13.49
January 1, 2010 to March 31, 2010	23.81	15.84
April 1, 2010 to June 30, 2010	25.86	19.04
July 1, 2010 to September 30, 2010	22.39	17.83
October 1, 2010 to December 31, 2010	23.36	18.68

As of February 22, 2011, there were 6,909 holders of record of our Common stock.

Dividend Policy

Since our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) in 2005, we have not paid any cash dividends on our Common stock nor do we foresee paying any cash dividends on our Common stock in the foreseeable future.

The declaration and payment of dividends in the future will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant.

Many of our subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of our asset-backed debt arrangements and to regulatory restrictions applicable to the equity of our reinsurance subsidiary. The aggregate restricted net assets of these subsidiaries totaled $1.1 billion as of December 31, 2010. The restrictions on net assets of certain subsidiaries do not directly limit our ability to pay dividends from consolidated Retained earnings.

Certain debt arrangements require the maintenance of ratios and contain restrictive covenants applicable to our consolidated financial statement elements that potentially could limit our ability to pay dividends. See Note 16, "Stock-Related Matters," in the accompanying Notes to Consolidated Financial Statements for further information on these requirements.

Item 6. Selected Financial Data

The selected financial data set forth below is derived from our audited Consolidated Financial Statements for the periods indicated. Because of the inherent uncertainties of our business, the historical financial information for such periods may not be indicative of our future results of operations, financial position or cash flows.

	Year Ended and As of December 31,				
	2010	2009	2008[(1)]	2007	2006
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,438	$ 2,606	$ 2,056	$ 2,240	$ 2,288
Net income (loss) attributable to PHH Corporation	48	153	(254)	(12)	(16)
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.87	$ 2.80	$ (4.68)	$ (0.23)	$ (0.29)
Diluted earnings (loss) per share attributable to PHH Corporation	0.86	2.77	(4.68)	(0.23)	(0.29)
Consolidated Balance Sheets Data:					
Total assets	$ 11,270	$ 8,123	$ 8,273	$ 9,357	$10,760
Debt	8,085	5,160	5,764	6,279	7,647
PHH Corporation stockholders' equity	1,564	1,492	1,266	1,529	1,515

(1) Net loss attributable to PHH Corporation for the year ended December 31, 2008 included $42 million of income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with "Part I—Item 1. Business" and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements" and the risks and uncertainties described in "Part I—Item 1A. Risk Factors" set forth above.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is presented in sections as follows:

- Overview
- Results of Operations
- Risk Management
- Liquidity and Capital Resources
- Contractual Obligations
- Off-Balance Sheet Arrangements and Guarantees
- Critical Accounting Policies and Estimates
- Recently Issued Accounting Pronouncements

OVERVIEW

We are a leading outsource provider of mortgage and fleet management services. We conduct our business through three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment. Our Mortgage Production segment originates, purchases and sells mortgage loans through PHH Mortgage Corporation. Our Mortgage Servicing segment services mortgage loans originated by PHH Mortgage and PHH Home Loans. Our Mortgage Servicing segment also purchases mortgage servicing rights and acts as a subservicer for certain clients that own the underlying servicing rights. Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the United States and Canada.

Although our Fleet Management Services segment has generated a larger portion of our Net revenues, our Mortgage Production and Mortgage Servicing segments have contributed a significantly larger portion of our Net income (loss). Our Mortgage Production and Mortgage Servicing segments have experienced, and may continue to experience, high degrees of earnings volatility due to significant exposure to interest rates and the real estate markets, which impacts our loan origination volumes, valuation of our mortgage servicing rights, and foreclosure-related charges.

See "— Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K for additional information regarding our interest rate and market risks.

Executive Summary

We entered 2010 with an aggressive plan to improve our business across all of our operating segments by focusing on the following areas:

- executing our transformation plan to create greater operational efficiencies, improve scalability of our operating platforms and reduce operating expenses;
- increasing our market share for mortgage originations;
- improving our competitive position in the fleet market; and
- executing our liquidity plan to diversify our funding sources.

We made significant progress on our transformation initiatives, which included implementing new technologies to increase efficiencies within our Fleet and Mortgage operations, evaluating and improving operational and administrative processes, eliminating inefficiencies and targeting areas of the market where we can leverage our competitive strengths. We estimate that our projected expenses in 2011 would be $88 million higher than if we had not executed this plan; however, the actual benefits realized can vary from our estimates due to changes in mortgage origination volumes or the mix of business in our Mortgage Production segment. Our transformation plan produced immediate benefits in 2010, as our total expenses for 2010 would have been $18 million higher than 2009 had we not executed the plan. This is below our initial estimate of a $40 million impact in 2010 due to the fact that we delayed certain initiatives and increased the scope of our plan to target additional revenue and cost opportunities. Furthermore, a portion of these cost savings have been, and will continue to be, reinvested into the business in various areas, including further development of our information technology platform, increasing sales and marketing efforts and developing an enterprise risk management process.

The historically low interest rate environment during 2010 was conducive for refinance activity, which benefited our Mortgage Production segment; however, this benefit was partially offset by increased regulatory costs incurred during 2010. Our initiatives to grow our wholesale/correspondent originations and increase the penetration within our existing client base enabled us to grow our total origination volume by 30% from 2009 and increase our origination market share. The total loan margins in our Mortgage Production Segment were negatively impacted by this shift to wholesale/correspondent volume, as well as increased regulatory costs; however, we were able to grow market share and add loans to our servicing portfolio at historically low interest rates, which should add to our servicing cash flows over time.

We continued to see improvement in our Fleet Management Services segment results as its Segment profit increased 17% in 2010 compared to 2009. The number of service-only units grew during the second half of 2010 and we continued to see an improvement in leasing margins.

During 2010, we executed and achieved our liquidity plan and diversified our funding sources by issuing senior term notes, amending and extending our revolving credit facility and entering into new asset-backed lending commitments in both our Mortgage Production and Fleet Management Services segments.

We experienced interest rate volatility late in the fourth quarter of 2010 and mortgage interest rates increased through the end of 2010 and into 2011. Mortgage industry volumes are projected to decline over 30% from 2010 and margins have tightened in the beginning of 2011. We anticipate that the beginning of 2011 will be challenging as we attempt to continue to grow our originations in a higher interest rate environment. Although we face these challenges, we expect to be well positioned with our diversified origination channels and servicing platform. The industry is projecting lower originations in 2011, primarily from a decline in refinance activity offset by a pickup in purchase originations. We expect to continue our efforts to increase our share of the mortgage origination market and take advantage of the increased market for home purchases. Additionally, we plan to continue our transformation initiatives to improve the operating efficiencies across all of our business segments, and focus on improving profitability in our Fleet business by continuing to target service clients and provide new product offerings in maintenance and safety.

The following table presents summarized results for PHH Corporation for 2010 and 2009:

	Year Ended December 31,	
	2010	2009
	(In millions, except per share data)	
PHH Corporation Consolidated:		
Net income attributable to PHH Corporation	$ 48	$ 153
Basic earnings per share attributable to PHH Corporation	0.87	2.80
Diluted earnings per share attributable to PHH Corporation	0.86	2.77
Reportable Segments Profit (Loss):[1]		
Mortgage Production segment	$ 268	$ 306
Mortgage Servicing segment	(241)	(85)
Fleet Management Services segment	63	54

[1] Segment Profit (Loss) is described in Note 22, "Segment Information" in the accompanying Notes to Consolidated Financial Statements.

The following summarizes the key highlights that drove our operating performance and segment profit (loss) for our reportable segments during 2010 in comparison to 2009:

Mortgage Production Segment

- The mortgage production segment generated strong volumes as interest rate lock commitments expected to close increased by $12.1 billion (46%) during the year ended December 31, 2010 compared to the same period in 2009
- Total mortgage closing volumes increased and were driven by the increase in the mix of wholesale/correspondent closings to 32% during the year ended December 31, 2010 from 15% during the same period in 2009, which represents the execution of our strategy to expand on this channel in 2010 and grow market share
- Total loan margins during the year ended December 31, 2010 were lower than the same period in 2009 due to the lower value of initial capitalized MSRs resulting from continuing reductions in mortgage interest rates that occurred throughout most of 2010

Mortgage Servicing Segment

- The loan servicing portfolio grew as additions to the portfolio exceeded actual prepayments and the average loan servicing portfolio increased by $7.2 billion (5%) during the year ended December 31, 2010 compared to the same period in 2009
- The fair value of our MSRs declined by $166 million during the year ended December 31, 2010 compared to an increase of $111 million during the same period in 2009 due to changes in market-related inputs and assumptions and was primarily impacted in both periods by changes in mortgage interest rates
- Foreclosure-related charges were $72 million during the year ended December 31, 2010 compared to $70 million during the same period in 2009

Fleet Management Services Segment

- The results during the year ended December 31, 2010 as compared to the same period in 2009 were positively impacted by improvement in leasing margins and our focus on cost reductions
- Average leased units decreased 8% as existing clients have reduced fleets due to the current economic conditions and we continued to realize the impact of non-renewal of lease arrangements in previous years

See "—Results of Operations—2010 Compared With 2009" for additional information regarding our consolidated results and the results of each of our reportable segments for the respective period.

Industry Trends

Regulatory Trends

We are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. By agreement with our private label clients in our mortgage business, we are required to comply with additional requirements that our clients may be subject to through their regulators. These laws, regulations and judicial and administrative decisions include those pertaining to the following areas:

- Real estate settlement procedures;
- Consumer credit provisions; fair lending, fair credit reporting and truth in lending;
- The establishment of maximum interest rates, finance charges and other charges;
- Secured transactions; collections, foreclosure, repossession and claims-handling procedures;

- Privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies;
- Taxing and licensing of vehicles and environmental protection;
- Insurance regulations and licensing requirements pertaining to standards of solvency that must be met and maintained; reserves and provisions for unearned premiums, losses and other obligations and deposits of securities for the benefit of policyholders.

Financial Regulatory Reform

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law, certain provisions of which became effective on July 22, 2010. The Dodd-Frank Act establishes a new consumer financial protection agency with broad regulatory powers and increases federal regulatory oversight of many aspects of the financial services industry including the areas of mortgage originations and sales and asset-backed securitizations.

With respect to asset-securitizations, the Dodd-Frank Act requires sponsors and issuers of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Federal regulators have been authorized to provide exceptions to the risk retention requirements for certain "qualified mortgages" and mortgages meeting certain underwriting standards prescribed in such regulations.

If the mortgage loans sold into securities sponsored by Fannie Mae, Freddie Mac and Ginnie Mae do not meet the definition of a "qualified mortgage", then the GSEs may be required to retain a portion of the risk of assets they securitize, which may in turn substantially reduce or eliminate their ability to issue mortgage-backed securities.

Any disruption or limitations in the purchase or securitization of mortgage loans by Fannie Mae, Freddie Mac, or Ginnie Mae would have a significant negative impact on the entire industry, including us, since a majority of loans currently being originated are sold to, or sold pursuant to programs sponsored by, these entities.

Our Fleet Management Services segment utilizes asset-backed debt issued by Chesapeake, our fleet securitization subsidiary, to support the acquisition of vehicles used in our U.S. leasing operations. Historically, we have maintained subordinated rights to, and a first loss position in, excess of five percent of the assets supporting the securities and other indebtedness issued by Chesapeake. While we expect to retain our economic interest in the credit risk associated with the assets securitized by Chesapeake consistent with historic levels, we may be required to retain a larger economic interest in Chesapeake depending on the final risk retention regulations to be issued by federal regulators under the Dodd-Frank Act.

We are continuing to evaluate all aspects of the Dodd-Frank Act. This legislation and related regulations will likely lead to heightened federal regulation and oversight of our business activities and result in higher regulatory compliance costs across the mortgage industry. We believe that the increase in these costs is likely to result in higher loan origination fees or interest rates to potential mortgage borrowers.

Focus on Foreclosure Practices

During the third quarter of 2010, several of our mortgage servicing competitors announced the suspension of foreclosure proceedings in various judicial foreclosure states due to concerns associated with the preparation and execution of affidavits used in connection with foreclosure proceedings in such states. Due in part to these announcements, we have received inquiries from regulators and attorneys general of certain states as well as from the Committee on Oversight and Government Reform of the U.S. House of Representatives, requesting information as to our foreclosure processes and procedures. Additionally, various inquiries and investigations of, and legal proceedings against, certain of our competitors have been initiated by attorneys general of certain states and the U.S. Department of Justice, and certain title insurance companies have announced that they will suspend issuing title insurance policies on properties that have been foreclosed upon by such firms. We have not received any notice that a formal investigation or legal proceeding has been initiated against us by attorneys general or the U.S. Department of Justice.

We have completed a comprehensive review of our foreclosure procedures and based on this review we have not halted foreclosures in any states and have no plans to initiate a foreclosure moratorium. Potential delays in completing foreclosures could negatively impact both our liquidity position and ultimate loss severities; however, these recent developments are dynamic and the ultimate outcome of these actions is uncertain. We continue to monitor and evaluate the potential impact that the additional regulatory focus on foreclosure practices may have on our business.

Origination Practices

In December 2010, the U.S. Department of Housing and Urban Development ("HUD") notified PHH Mortgage of a complaint filed by the National Community Reinvestment Coalition ("NCRC"), a non-profit corporation. In its complaint to HUD, which included other industry participants, the NCRC alleges that the establishment of a minimum credit score requirement for loans insured by the Federal Housing Administration is racially discriminatory and has a disproportionate, adverse and disparate impact on certain minority borrowers. HUD has made no determination as to the merits of the NCRC's complaint or that PHH Mortgage has violated any laws or regulations. HUD will conduct an investigation of the NCRC's complaint, and if HUD determines that there is no reasonable cause to believe that an unlawful discriminatory housing practice has occurred, it will dismiss the case.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." in this Form 10-K for more information.

Mortgage Industry Overall Trends

The aggregate demand for mortgage loans in the U.S. is a primary driver of the Mortgage Production and Mortgage Servicing segments' operating results. The demand for mortgage loans is affected by external factors including prevailing mortgage rates, the strength of the U.S. housing market and investor underwriting standards for borrower credit and loan-to-value ratios. Economic conditions have impacted mortgage interest rates during the year ended December 31, 2010. Mortgage rates remained at historically low levels throughout 2010, which generated an increase in refinance activity. We observed a significant amount of interest rate volatility and an increase in interest rates late in the fourth quarter of 2010, which has continued into the first quarter of 2011. Although the level of interest rates is a key driver of refinancing activity, there are other factors which influence the level of refinance originations, including home prices, underwriting standards and product characteristics.

Mortgage Production Trends

The mortgage industry has continued to utilize more restrictive underwriting standards that makes it more difficult for borrowers with less than prime credit records, limited funds for down payments or a high loan-to-value ratio to qualify for a mortgage. As of January 2011, Fannie Mae's *Economics and Mortgage Market Analysis* forecasted a decrease in industry loan originations of approximately 32% in 2011 from 2010 levels, which was comprised of a 61% decrease in forecasted refinance activity offset by a 23% increase in forecasted purchase originations.

Given the extraordinary level of refinance activity experienced during 2010, we increased staffing levels in our Mortgage Production segment and entered into several outsourcing arrangements to assist us in processing and closing our current pipeline of loans and to maintain our service level standards with our private label clients. While these initiatives may increase production costs in the short-term, they provide us with significantly more flexibility in managing the changing level of origination volumes.

Loan margins across the industry declined on average during the fourth quarter of 2010 from the averages of the first three quarters of 2010. Loan margins have remained and we expect them to continue to remain higher than years prior to 2008, which we believe is reflective of a longer term view of the returns required to manage the underlying risk of a mortgage production business.

In response to the trends impacting the decline in overall industry originations and margins, we are actively working to grow our market share and improve our profitability. See "—Results of Operations—Segment Results—Mortgage Production Segment—2010 Compared with 2009" for a further discussion of these initiatives and their anticipated impact on our mortgage business.

The majority of industry loan originations during the year ended December 31, 2010 were fixed-rate loans that conform to the standards of the GSEs and substantially all of our loans closed to be sold were conforming. We continued to observe a lack of liquidity and lower valuations in the secondary mortgage market for non-conforming loans during the year ended December 31, 2010. We have observed that the market for prime loan production with loan amounts exceeding the GSE guidelines has begun to re-emerge, and we expect that this market will continue to develop into 2011.

Mortgage Servicing Trends

The declining housing market and general economic conditions, including elevated unemployment rates, have continued to negatively impact our Mortgage Servicing segment. Industry-wide mortgage loan delinquency rates have increased and may continue to increase over 2009 levels in correlation with unemployment rates. We expect foreclosure costs to remain elevated going into 2011 due to continuing focus on repurchase and indemnification requests from investors and insurers and challenging conditions in the housing market.

There has been a recent industry focus on mortgage loan repurchase obligations from private investors and securitizations. Several firms have initiated lawsuits representing private investors alleging failure to comply with applicable representation and warranty provisions in the private sale and securitization agreements. Given the recent industry focus, we could experience an increase in loan repurchases and indemnifications from private investors and we are continuing to monitor these trends and the related impact on our overall loan repurchase and indemnification obligations.

In addition to the increased focus on loan repurchases and indemnifications, we have experienced elevated provisions for reinsurance losses as a result of the continued weakness in the housing market and increasing delinquency and foreclosure experience. We expect our paid claims for certain book years to increase during 2011 as foreclosures are completed and insurance claims are processed and finalized. We hold securities in trust related to our potential obligation to pay such claims, which were $266 million and were included in Restricted cash, cash equivalents and investments in the accompanying Consolidated Balance Sheet as of December 31, 2010. We expect that the amount of securities currently held in trust will be significantly higher than future claims for reinsurance losses.

In January 2011, the Federal Housing Finance Agency directed Fannie Mae and Freddie Mac to develop a joint initiative to consider alternatives for future mortgage servicing structures and compensation. Under this proposal, the GSEs are considering potential structures in which the minimum service fee would be reduced or eliminated altogether. This would provide mortgage bankers with the ability to either sell all or a portion of the retained servicing fee for cash up front, or retain an excess servicing fee. While the proposal provides additional flexibility in managing liquidity and capital requirements, it is unclear how the various options might impact mortgage-backed security pricing and the related pricing of excess servicing fees. The GSEs are also considering different pricing options for non-performing loans to better align servicer incentives with MBS investors and provide the loan guarantor the ability transfer non-performing servicing. The Federal Housing Finance Agency has indicated that any change in the servicing compensation structure would be prospective and would not be expected to occur prior to mid-2012. These changes, if implemented, could have a significant impact on the entire mortgage industry and on the results of operations and cash flows of our mortgage business.

See "— Risk Management" in this Form 10-K for additional information regarding mortgage reinsurance and loan repurchases.

Fleet Management Services Trends

The fleet management industry can be impacted by the overall strength of the U.S. economy and the levels of corporate spending and capital investment. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. The U.S. commercial fleet management services market has continued to experience minimal growth over the last several years as reported by *Automotive Fleet.* Further, according to *Automotive Fleet,* only 49%, of the approximately 5.6 million, commercial cars and trucks operating in the U. S. during 2009, were included in managed fleets of 15 or more vehicles. The industry is concentrated in a limited number of national firms and the top five fleet management services providers accounted for 83% of the total number of vehicles funded and managed by the top 10 U.S. companies. The total number of funded vehicles for the top 10 fleet management companies declined approximately 3.9% during the year ending December 31, 2010. Consistent with this trend, we experienced a decline in our leased units in the year ended December 31, 2010 and we expect that this trend will continue into 2011. Although we have experienced a decline in our leased units, we have seen positive trends in our service-only units in the second half of 2010, which we expect to continue into 2011.

Inflation

An increase in inflation could have a significant impact on our Mortgage Production and Mortgage Servicing segments. Interest rates normally increase during periods of rising inflation. Historically, as interest rates increase, mortgage loan production decreases, particularly production from loan refinancing. An environment of gradual interest rate increases may, however, signify an improving economy or increasing real estate values, which in turn may stimulate increased home buying activity. Generally, in periods of reduced mortgage loan production, the associated profit margins also decline due to increased competition among mortgage loan originators, which further pressures mortgage production profitability. Conversely, in a rising interest rate environment, our mortgage loan servicing revenues generally increase because mortgage prepayment rates tend to decrease, extending the average life of our servicing portfolio and increasing the value of our MSRs. See discussion below under "—Risk Management," "Part I—Item 1A. Risk Factors— Risks Related to our Company—Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies." and "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Inflation does not have a significant impact on our Fleet Management Services segment.

RESULTS OF OPERATIONS

Consolidated Results

The following table presents our consolidated results of operations for 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009 (In millions)	2008
Net fee income	$ 448	$ 425	$ 371
Fleet lease income	1,370	1,441	1,585
Gain on mortgage loans, net	635	610	259
Mortgage net finance (expense) income	(73)	(58)	2
Loan servicing income	415	431	430
Valuation adjustments related to mortgage servicing rights, net	(427)	(280)	(733)
Other income	70	37	142
Net revenues	2,438	2,606	2,056
Depreciation on operating leases	1,224	1,267	1,299
Fleet interest expense	91	89	162
Goodwill impairment	—	—	61
Total other expenses	1,008	970	977
Total expenses	2,323	2,326	2,499
Income (loss) before income taxes	115	280	(443)
Income tax expense (benefit)	39	107	(162)
Net income (loss)	76	173	(281)
Less: net income (loss) attributable to noncontrolling interest	28	20	(27)
Net income (loss) attributable to PHH Corporation	$ 48	$ 153	$ (254)

2010 COMPARED WITH 2009

Our Net income (loss) attributable to PHH Corporation decreased by $105 million during 2010 compared to 2009 primarily due to a decline in segment profit in our Mortgage Production segment and an increase in segment loss in our Mortgage Servicing segment partially offset by an increase in segment profit in our Fleet Management Services segment. A more detailed discussion of the results for our reportable segments is presented within Segment Results below.

Our effective income tax rates were 33.7% and 38.3% for 2010 and 2009, respectively. Income tax expense changed favorably by $68 million primarily due to the change in Income (loss) before income taxes resulting in a $58 million decrease in federal income tax expense and a $9 million decrease in state and local income taxes. The determination of the effective income tax rates for 2010 and 2009 excludes $11 million and $9 million, respectively, of the Income tax expense attributable to noncontrolling interest. See Note 13, "Income Taxes," in the accompanying Notes to Consolidated Financial Statements for further information.

2009 COMPARED WITH 2008

Our Net income (loss) attributable to PHH Corporation increased by $407 million during 2009 compared to 2008 primarily due to favorable changes in segment profit (loss) in our Mortgage Production and Mortgage Servicing segments that were partially offset by a decrease in segment profit in our Fleet Management Services segment. In addition, for 2009 as compared to 2008 there was an unfavorable change of $57 million in other (expense) income not allocated to our reportable segments, primarily related to a terminated merger agreement with General Electric Capital Corporation during 2008. A more detailed discussion of the results for our reportable segments is presented within Segment Results below.

Our effective income tax rates were 38.3% and (36.6)% for 2009 and 2008, respectively. Income tax expense (benefit) changed unfavorably by $269 million primarily due to the change in Income (loss) before income taxes resulting in a $253 million increase in federal income tax expense and a $37 million increase in state and local income taxes, which was partially offset by a $19 million favorable change in the impact of Realogy Corporation's noncontrolling interest in the profit or loss of PHH Home Loans. The determination of the effective income tax rates for 2009 and 2008 excludes $9 million and ($10) million, respectively, of the Income tax expense (benefit) attributable to noncontrolling interest.

Segment Results

Discussed below are the results of operations for each of our reportable segments. Certain income and expenses not allocated to our reportable segments and intersegment eliminations are presented as Other in Note 22, "Segment Information," in the accompanying Notes to Consolidated Financial Statements. Segment profit or loss is presented as the income or loss before income tax expense or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production segment profit or loss excludes Realogy's noncontrolling interest in the profits and losses of PHH Home Loans.

During the first quarter of 2010, our Mortgage and Fleet businesses paid dividends to PHH Corporation in order to effect a reallocation of capital between our businesses ("recapitalization"). Management evaluated several data sources, including rating agency leverage benchmarks, industry comparables and asset-backed securities market subordination levels to establish the revised equity levels in our businesses. The dividend payments impacted the balances under our intercompany funding arrangements, which are used to determine the allocation of our financing costs to our segments. Had the dividends been paid at the beginning of 2009, segment profit for our Mortgage Production segment would have changed favorably by $14 million and segment profit for our Fleet Management Services segment would have decreased by $14 million for 2009.

The following table presents a summary of our segment results:

	Year Ended and As of December 31,		
	2010	2009 (In millions)	2008
Net Revenues:			
Mortgage Production	$ 911	$ 880	$ 462
Mortgage Servicing	(63)	82	(276)
Fleet Management Services	1,593	1,649	1,827
Other	(3)	(5)	43
Total Net Revenues	$ 2,438	$ 2,606	$ 2,056
Segment Profit (Loss) [1]**:**			
Mortgage Production	$ 268	$ 306	$ (90)
Mortgage Servicing	(241)	(85)	(430)
Fleet Management Services	63	54	62
Other	(3)	(15)	42
Total Segment Profit (Loss)	$ 87	$ 260	$ (416)
Assets:			
Mortgage Production	$ 4,605	$ 1,464	$ 1,228
Mortgage Servicing	2,291	2,269	2,056
Fleet Management Services	4,216	4,331	4,956
Other	158	59	33
Total Assets	$ 11,270	$ 8,123	$ 8,273

[1] Segment Profit (Loss) is described in Note 22, "Segment Information" in the accompanying Notes to Consolidated Financial Statements.

Mortgage Production Segment

The following tables present a summary of our financial results and key related drivers for the Mortgage Production segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,		
	2010	2009	2008
	($ in millions, except average loan amount)		
Loans closed to be sold	$ 37,747	$ 29,370	$ 20,753
Fee-based closings	11,247	8,194	13,166
Total closings	$ 48,994	$ 37,564	$ 33,919
Purchase closings	$ 20,270	$ 15,401	$ 21,403
Refinance closings	28,724	22,163	12,516
Total closings	$ 48,994	$ 37,564	$ 33,919
Fixed rate	$ 38,657	$ 30,512	$ 20,008
Adjustable rate	10,337	7,052	13,911
Total closings	$ 48,994	$ 37,564	$ 33,919
Retail closings	$ 33,429	$ 31,834	$ 28,867
Wholesale/correspondent closings	15,565	5,730	5,052
Total closings	$ 48,994	$ 37,564	$ 33,919
First mortgage closings (units)	197,010	153,694	115,873
Second-lien closings (units)	8,687	10,692	30,176
Total number of loans closed (units)	205,697	164,386	146,049
Average loan amount	$ 238,187	$ 228,510	$ 232,241
Loans sold	$ 34,535	$ 29,002	$ 21,079
Applications	$ 74,628	$ 54,283	$ 48,545
IRLCs expected to close	$ 38,330	$ 26,210	$ 19,790

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Mortgage fees	$ 291	$ 275	$ 208
Gain on mortgage loans, net	635	610	259
Mortgage interest income	97	79	92
Mortgage interest expense	(113)	(90)	(99)
Mortgage net finance expense	(16)	(11)	(7)
Other income	1	6	2
Net revenues	911	880	462
Salaries and related expenses	369	336	297
Occupancy and other office expenses	34	32	44
Other depreciation and amortization	10	14	13
Other operating expenses	202	172	164
Goodwill impairment	—	—	61
Total expenses	615	554	579
Income (loss) before income taxes	296	326	(117)
Less: net income (loss) attributable to noncontrolling interest	28	20	(27)
Segment profit (loss)	$ 268	$ 306	$ (90)

2010 COMPARED WITH 2009

Mortgage Production Statistics

Interest rate lock commitments expected to close ("IRLCs") increased by 46% during 2010 compared to 2009 due to the significant refinance activity in 2010 as well the increase in wholesale/correspondent volume as further described below. Total closings increased 30% during 2010 compared to 2009 which was comprised of a 32% increase in purchase closings and a 30% increase in refinance closings. The higher purchase closings in 2010 was primarily driven by improvement in home sales as compared to 2009 and the acceleration of purchase closings due to the expiration of the home purchase tax credit. The higher refinance closings in 2010 was a result of the significant decline in mortgage rates throughout most of 2010, which generated an increase in refinance activity.

The mix of total closings shifted from a higher percentage of retail closings in 2009 towards more wholesale/correspondent closings in 2010, which is due to our efforts to expand production in this channel. The increase in wholesale/correspondent originations has allowed us to grow our overall originations and market share; however, retail closings are generally more profitable than wholesale/correspondent and have higher loan margins and higher expenses.

Mortgage Fees

Loans closed to be sold and fee-based closings are key drivers of Mortgage fees. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and appraisal and other income generated by our appraisal services business. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from our private-label mortgage outsourcing activities. Fees associated with the origination and acquisition of mortgage loans are recognized as earned.

Mortgage fees increased by $16 million (6%) primarily due to the 5% increase in retail closings coupled with the 37% increase in fee-based originations during 2010 compared to 2009.

Gain on Mortgage Loans, Net

Interest rate lock commitments expected to close are the primary driver of Gain on mortgage loans, net. Gain on mortgage loans, net includes realized and unrealized gains and losses on our mortgage loans, as well as the changes in fair value of our interest rate locks and loan-related derivatives. The fair value of our interest rate locks is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of our interest rate lock commitments and mortgage loans approximates a whole-loan price, which includes the value of the related mortgage servicing rights. Mortgage servicing rights are recognized and capitalized at the date the loans are sold and subsequent changes in the fair value are recorded in Change in fair value of mortgage servicing rights in the Mortgage Servicing segment.

The components of Gain on mortgage loans, net were as follows:

	Year Ended December 31, 2010	2009	Change	% Change
	(In millions)			
Gain on loans	$ 624	$ 552	$ 72	13 %
Change in fair value of Scratch and Dent and certain non-conforming mortgage loans	(19)	(20)	1	5 %
Economic hedge results	30	78	(48)	(62)%
Total change in fair value of mortgage loans and related derivatives	11	58	(47)	(81)%
Gain on mortgage loans, net	$ 635	$ 610	$ 25	4 %

The $72 million increase in gain on loans during 2010 compared to 2009 was primarily due to a 46% increase in interest rate lock commitments expected to close that was partially offset by lower total margins and the higher mix of wholesale/correspondent volume. Although loan pricing margins were slightly higher in 2010 than in 2009, the decrease in total margin during 2010 was primarily attributable to the lower value of initial capitalized mortgage servicing rights resulting from continuing reductions in interest rates and relatively lower servicing values in 2010 compared to 2009. Loan pricing margins generally widen when mortgage interest rates decline and tighten when mortgage interest rates increase, as loan originators balance origination volume with operational capacity. The higher mix of wholesale/correspondent volume caused a reduction in Gain on loans as the cost to acquire the loan from the wholesale/correspondent originator reduces the gain from subsequently selling the loan into the secondary market.

The $47 million unfavorable variance from the change in fair value of mortgage loans and related derivatives was mostly attributable to a $48 million unfavorable variance from economic hedge results due to increased interest rate volatility and higher costs of hedging the larger volume of outstanding IRLCs in 2010 compared to 2009. The change in fair value of Scratch and Dent and certain non-conforming mortgage loans is primarily attributable to additions to the population of Scratch and Dent loans resulting from repurchases and salability issues. Scratch and Dent loans represent loans with origination flaws or performance issues.

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Production segment consists of interest income on mortgage loans and interest expense allocated on debt used to fund mortgage loans and is driven by the average balance of loans held for sale, the average volume of outstanding borrowings, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings.

Mortgage net finance expense allocable to the Mortgage Production segment increased by $5 million (45%) during 2010 compared to 2009 due to a $23 million (26%) increase in Mortgage interest expense partially offset by an $18 million (23%) increase in Mortgage interest income. A significant portion of our loan originations are funded with variable-rate short-term debt. The increase in Mortgage interest expense was primarily attributable to the higher average volume of loans closed to be sold. The increase in Mortgage interest income was primarily due to the higher average volume of loans held for sale due to the increase in loans closed to be sold partially offset by a lower average note rate on loans held for sale resulting from a decline in mortgage interest rates for conforming first mortgage loans. Additionally, Mortgage net finance expense was favorably impacted by $14 million in 2010 compared to 2009 as a result of the reallocation of capital between businesses.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment consist of commissions paid to employees involved in the loan origination process, as well as compensation, payroll taxes and benefits paid to employees in our mortgage production operations and allocations for overhead. Salaries and related expenses increased by $33 million (10%) during 2010 compared to 2009, due to a $35 million increase in salaries and related benefits and a $3 million increase in commissions expense due to higher retail closings which were partially offset by a $5 million decrease in incentive compensation. The increase in salaries and related benefits was primarily attributable to an increase in costs associated with temporary and contract personnel in response to higher loan origination volumes coupled with an increase in salaries and other benefit costs due to an increase in permanent employees during 2010 compared to 2009.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment consist of production-related direct expenses, appraisal expense and allocations for overhead. Other operating expenses increased by $30 million (17%) during 2010 compared to 2009 primarily due to an $12 million increase in corporate overhead costs associated with executing our transformation plan coupled with an increase in production-related direct expenses due to an increase in total closings and retail originations during 2010 compared to 2009.

2009 COMPARED WITH 2008

Mortgage Production Statistics

The change in mix between fee-based closings and loans closed to be sold was primarily due to a decrease in fee-based closings from our financial institutions clients during 2009 compared to 2008. Long-term mortgage interest rates declined to historic lows during the fourth quarter of 2008 and remained historically low throughout 2009, which resulted in a greater percentage of fixed-rate conforming mortgage loan originations, whereas our fee-based closings from our financial institutions clients have historically consisted of a greater percentage of ARMs. The change in mix of first and second-lien originations is attributable to the product offerings of our financial institutions clients during 2009 as compared to 2008, which is reflective of the general economic trends including home price depreciation, which has reduced the available equity of potential borrowers.

The increase in IRLCs expected to close was primarily attributable to an increase in refinance activity resulting from historically low mortgage interest rates during 2009 and the change in mix between fee-based closings and loans closed to be sold.

Mortgage Fees

Loans closed to be sold and fee-based closings are the key drivers of Mortgage fees. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and appraisal and other income generated by our appraisal services business. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from our private-label mortgage outsourcing activities. Fees associated with the origination and acquisition of MLHS are recognized as earned.

Mortgage fees increased by $67 million (32%) primarily due to an 11% increase in total closings, an increase in first mortgage retail originations and the impact of a decrease in second-lien originations that was partially offset by a change in mix between fee-based closings and loans closed to be sold during 2009 compared to 2008. Mortgage fees associated with first mortgage retail originations are generally higher than those associated with second-lien originations and closed mortgage loan purchases, as we have a greater involvement in the origination process.

Gain on Mortgage Loans, Net

Interest rate lock commitments expected to close are the primary driver of Gain on mortgage loans, net. Gain on mortgage loans, net includes realized and unrealized gains and losses on our MLHS, as well as the changes in fair value of all loan-related derivatives, including our IRLCs and freestanding loan-related derivatives. The fair value of our IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of our IRLCs and MLHS approximates a whole-loan price, which includes the value of the related MSRs. MSRs are recognized and capitalized at the date the loans are sold and subsequent changes in the fair value of MSRs are recorded in Change in fair value of mortgage servicing rights in the Mortgage Servicing segment.

Prior to January 1, 2008, our IRLCs and loan-related derivatives were initially recorded at zero value at inception with changes in fair value recorded as a component of Gain on mortgage loans, net. Pursuant to the transition provisions of updates to Accounting Standards Codification 815, "Derivatives and Hedging" we recognized a benefit to Gain on mortgage loans, net during 2008 of approximately $30 million, as the value attributable to servicing rights related to IRLCs as of January 1, 2008 was excluded from the transition adjustment for the adoption of ASC 820, "Fair Value Measurements and Disclosures." See Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements.

The components of Gain on mortgage loans, net were as follows:

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Gain on loans	$ 552	$ 353	$ 199	56 %
Change in fair value of MLHS and related derivatives:				
ARMs	—	(20)	20	100 %
Scratch and Dent and Alt-A loans	(7)	(28)	21	75 %
Second-lien loans	(6)	(6)	—	—
Construction loans	(5)	—	(5)	n/m[1]
Jumbo loans	(2)	(15)	13	87 %
Economic hedge results	78	(55)	133	n/m[1]
Total change in fair value of MLHS and related derivatives	58	(124)	182	n/m[1]
Benefit of transition provision of updates to ASC 815	—	30	(30)	(100)%
Gain on mortgage loans, net	$ 610	$ 259	$ 351	136 %

[1] n/m — Not meaningful.

Gain on mortgage loans, net increased by $351 million (136%) from 2008 to 2009 due to a $199 million increase in gain on loans and a $182 million favorable variance from the change in fair value of MLHS and related derivatives that were partially offset by the $30 million benefit of the transition provision of updates to ASC 815 during 2008.

The $199 million increase in gain on loans during 2009 compared to 2008 was primarily due to significantly higher margins and a 32% increase in IRLCs expected to close. The significantly higher margins during 2009 were primarily attributable to an increase in industry refinance activity for conforming first mortgage loans, resulting from lower mortgage interest rates, coupled with lower overall industry capacity. Loan margins generally widen when mortgage interest rates decline and tighten when mortgage interest rates increase, as loan originators balance origination volume with operational capacity.

The $182 million favorable variance from the change in fair value of MLHS and related derivatives was due to a $133 million favorable variance from economic hedge results and a $49 million reduction in unfavorable valuation adjustments for certain mortgage loans. The favorable variance from economic hedge results was primarily due to a decrease in hedge costs during 2009 compared to 2008 and a favorable change in mortgage interest rates whereby the increase in value of IRLCs and MLHS exceeded the decrease in value of the related derivatives. The reduction in unfavorable valuation adjustments for certain mortgage loans was primarily due to a reduction in unfavorable adjustments related to Scratch and Dent and Alt-A, ARMs and jumbo loans that were partially offset by an increase in unfavorable adjustments related to construction loans. The unfavorable valuation adjustments for Scratch and Dent and Alt-A, second-lien, construction and jumbo loans during 2009 were primarily due to decreases in the collateral values and credit performance of these loans. The unfavorable valuation adjustment for Scratch and Dent and Alt-A, ARMs, jumbo and second-lien loans during 2008 was the result of a continued decrease in demand for these types of loans due to the adverse secondary mortgage market conditions unrelated to changes in interest rates.

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Production segment consists of interest income on MLHS and interest expense allocated on debt used to fund MLHS and is driven by the average balance of loans held for sale, the average volume of outstanding borrowings, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings. Mortgage net finance expense allocable to the Mortgage Production segment increased by $4 million (57%) during 2009 compared to 2008 due to a $13 million (14%) decrease in Mortgage interest income that was partially offset by a $9 million (9%) decrease in Mortgage interest expense. The $13 million decrease in Mortgage interest income was primarily due to lower interest rates related to loans held for sale. The $9 million decrease in Mortgage interest expense was attributable to a lower cost of funds from our outstanding borrowings. The lower cost of funds from our outstanding borrowings was primarily attributable to a decrease in short-term interest rates. A significant portion of our loan originations are funded with variable-rate short-term debt. The average daily one-month LIBOR, which is used as a benchmark for short-term rates, was 235 basis points bps lower during 2009 compared to 2008.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment consist of commissions paid to employees involved in the loan origination process, as well as compensation, payroll taxes and benefits paid to employees in our mortgage production operations and allocations for overhead. Salaries and related expenses increased by $39 million (13%) during 2009 compared to 2008 due to a $22 million increase in commissions expense, a $19 million increase in management incentives and an $8 million increase in costs associated with temporary and contract personnel that were partially offset by a $10 million decrease in salaries and related benefits. The increase in commissions expense was primarily attributable to an 11% increase in total closings and an increase in first mortgage retail originations during 2009 compared to 2008, as there is higher commission cost associated with these loans. The increase in costs associated with temporary and contract personnel was due to the modification of our cost structure to a more flexible workforce. The decrease in salaries and related benefits was primarily attributable to a reduction in average permanent employees for 2009 compared to 2008.

Occupancy and Other Office Expenses

Occupancy and other office expenses decreased by $12 million (27%) during 2009 compared to 2008, primarily due to the reduction of leased space.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment consist of production-related direct expenses, appraisal expense and allocations for overhead. Other operating expenses increased by $8 million (5%) during 2009 compared to 2008. This increase was primarily attributable to a $16 million increase in production-related direct expenses as a result of the increase in total closings and first mortgage retail originations, which was partially offset by an $8 million reduction in other expenses resulting from our efforts to reduce overall costs.

Mortgage Servicing Segment

The following tables present a summary of our financial results and key related drivers for the Mortgage Servicing segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,		
	2010	2009	2008
		($ in millions)	
Average loan servicing portfolio	$ 156,825	$ 149,628	$ 152,681
Ending loan servicing portfolio	$ 166,075	$ 151,481	$ 149,750
Number of loans serviced	1,005,950	954,063	975,120
Weighted-average servicing fee (in basis points)	30	31	33

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Mortgage interest income	$ 15	$ 12	$ 83
Mortgage interest expense	(69)	(61)	(72)
Mortgage net finance (expense) income	(54)	(49)	11
Loan servicing income	415	431	430
Change in fair value of mortgage servicing rights	(427)	(280)	(554)
Net derivative loss related to mortgage servicing rights	—	—	(179)
Valuation adjustments related to mortgage servicing rights	(427)	(280)	(733)
Net loan servicing (loss) income	(12)	151	(303)
Other income (expense)	3	(20)	16
Net revenues	(63)	82	(276)
Salaries and related expenses	37	39	31
Occupancy and other office expenses	9	9	11
Other depreciation and amortization	1	1	1
Other operating expenses	131	118	111
Total expenses	178	167	154
Segment loss	$ (241)	$ (85)	$ (430)

2010 Annual Report

2010 COMPARED WITH 2009

Mortgage Net Finance (Expense) Income

Mortgage net finance (expense) income allocable to the Mortgage Servicing segment consists of interest income credits from escrow balances, income from investment balances (including investments held by Atrium) and interest expense allocated on debt used to fund our mortgage servicing rights, which is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings.

Mortgage net finance (expense) income increased by $5 million (10%) during 2010 compared to 2009 due to an $8 million (13%) increase in Mortgage interest expense partially offset by a $3 million (25%) increase in Mortgage interest income. During 2010, Mortgage interest expense and Mortgage interest income both increased by $6 million compared to 2009 due to the consolidation of a mortgage loan securitization trust resulting from the adoption of accounting standards updates to ASC 810, "Consolidation", whereby we consolidated securitized mortgage loans and the related debt certificates. Mortgage interest income has continued to be reduced by lower short-term interest rates as escrow balances earn income based on one-month LIBOR. The ending one-month LIBOR rate at December 31, 2010 was 26 basis points, which has continued to significantly reduce the earnings opportunity related to our escrow balances.

Loan Servicing Income

Loan servicing income includes recurring servicing fees, other ancillary fees and net reinsurance loss from Atrium. Recurring servicing fees are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. Net reinsurance loss represents premiums earned on reinsurance contracts, net of ceding commission and adjustments to the reserves for reinsurance losses. The primary drivers for Loan servicing income are the average loan servicing portfolio and average servicing fee.

The components of Loan servicing income were as follows:

	Year Ended December 31,			
	2010	2009	Change	% Change
	(In millions)			
Net service fee revenue	$ 401	$ 422	$ (21)	(5)%
Late fees and other ancillary servicing revenue	66	58	8	14 %
Curtailment interest paid to investors	(33)	(44)	11	25 %
Net reinsurance loss	(19)	(5)	(14)	(280)%
Loan servicing income	$ 415	$ 431	$ (16)	(4)%

The decrease in Loan servicing income during 2010 compared to 2009 was primarily due to a decrease in net service fee revenue and an increase in net reinsurance loss partially offset by a decrease in curtailment interest paid to investors and an increase in late fees and other ancillary servicing revenue.

The $21 million decrease in net service fee revenue was primarily due to the sale of excess servicing associated with a portion of our MSRs executed during the fourth quarter of 2009 and an increase in guarantee fees as a result of a greater composition of loans sold to the GSEs included in our capitalized loan servicing portfolio partially offset by a 5% increase in the average loan servicing portfolio. The $14 million increase in net reinsurance loss was primarily attributable to an $8 million increase in the provision for reinsurance-related reserves due to higher delinquencies associated with reinsured loans coupled with a $6 million decrease in premiums earned related to outstanding reinsurance agreements which were placed into runoff during 2009. The $11 million decrease in curtailment interest paid to investors was primarily due to a 9% decrease in loans included in our loan servicing portfolio that paid off during 2010 compared to 2009. The increase in late fees and other ancillary servicing revenue was due to $5 million in servicer incentives earned under federal government modification programs, a $4 million increase in tax service fees attributable to a 30% increase in total closings and a $2 million increase in late fees related to timing of payments on delinquent mortgage loans.

Change in Fair Value of Mortgage Servicing Rights

The fair value of our mortgage servicing rights ("MSRs") is estimated based upon projections of expected future cash flows from our MSRs considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the MSRs valuation.

The components of Change in fair value of mortgage servicing rights were as follows:

	Year Ended December 31,			
	2010	2009	Change	% Change
	(In millions)			
Actual prepayments of the underlying mortgage loans	$ (184)	$ (244)	$ 60	25 %
Actual receipts of recurring cash flows	(41)	(56)	15	27 %
Credit-related fair value adjustments[1]	(36)	(91)	55	60 %
Market-related fair value adjustments[2]	(166)	111	(277)	n/m[3]
Change in fair value of mortgage servicing rights	$ (427)	$ (280)	$ (147)	(53)%

(1) Represents the change in fair value of MSRs primarily due to changes in portfolio delinquencies and foreclosures.

(2) Represents the change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

(3) n/m — Not meaningful.

The change in fair value of MSRs due to actual prepayments is driven by two factors: (i) the number of loans that prepaid during the period and (ii) the current value of the mortgage servicing right asset at the time of prepayment. Actual prepayments were 12% lower in 2010 as compared to 2009. Additionally, the average MSR value of prepayments was 14 basis points lower for 2010 compared to 2009.

Credit-related fair value adjustments reduced the value of our MSRs by $36 million during 2010 as portfolio delinquencies and foreclosures have begun to stabilize, but remained elevated. The $91 million decline during 2009 was primarily due to the continued deteriorating economic conditions in the broader U.S. economy which resulted in an increase in total delinquencies attributable to the capitalized servicing portfolio.

The $166 million unfavorable change during 2010 due to market-related fair value adjustments was primarily due to a decrease in mortgage interest rates which led to higher expected prepayments. The $111 million favorable change during 2009 was primarily due to an increase in mortgage interest rates leading to lower expected prepayments.

Refer to "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for an analysis of the impact of 25 bps, 50 bps and 100 bps changes in interest rates on the valuation of our MSRs at December 31, 2010.

Other Income (Expense)

Other income (expense) allocable to the Mortgage Servicing segment consists primarily of net gains or losses on Investment securities and changed favorably by $23 million during 2010 compared to 2009. This favorable change was primarily due to changes in the fair value of Investment securities during 2009, which were primarily attributable to significant increases in the delinquency of the underlying mortgage loans and an acceleration of our assumption of projected losses, which caused a decline in the expected cash flows from the underlying securities.

Other Operating Expenses

The following table presents a summary of the components of Other operating expenses:

	Year Ended December 31,			
	2010	2009	Change	% Change
		(In millions)		
Foreclosure-related charges	$ 72	$ 70	$ 2	3%
Other expenses	59	48	11	23%
Other operating expenses	$ 131	$ 118	$ 13	11%

Other operating expenses allocable to the Mortgage Servicing segment include servicing-related direct expenses, costs associated with mortgage loans in foreclosure and real estate owned and allocations for overhead. Other operating expenses increased by $13 million (11%) during 2010 compared to 2009 primarily related to a $5 million increase in direct expenses associated with a sustained elevation of delinquencies and foreclosures in our mortgage servicing portfolio and a $4 million increase in corporate overhead costs associated with executing our transformation plan. Other operating expenses were also negatively impacted by a $2 million increase in foreclosure-related charges primarily due to the persistence of loan repurchases and indemnifications and the related impact on loss provisions.

2009 COMPARED WITH 2008

Mortgage Net Finance (Expense) Income

Mortgage net finance (expense) income allocable to the Mortgage Servicing segment consists of interest income credits from escrow balances, income from investment balances (including investments held by Atrium) and interest expense allocated on debt used to fund our MSRs, which is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings.

Mortgage net finance (expense) income changed unfavorably by $60 million during 2009 compared to 2008 due to a $71 million (86%) decrease in Mortgage interest income that was partially offset by an $11 million (15%) decrease in Mortgage interest expense. The decrease in Mortgage interest income was due to lower short-term interest rates and lower average escrow balances in 2009 compared to 2008. Escrow balances earn income based on one-month LIBOR, which was 235 basis points lower, on average, during 2009 compared to 2008. The lower average escrow balances were due to the 2% decrease in the average loan servicing portfolio. The ending one-month LIBOR rate at December 31, 2009 was 23 basis points, which has significantly reduced the earnings opportunity related to our escrow balances compared to historical periods. The decrease in Mortgage interest expense was due to lower cost of funds from our outstanding borrowings, primarily due to the decrease in short-term interest rates, and lower average borrowings allocable to our Mortgage Servicing segment.

Loan Servicing Income

Loan servicing income includes recurring servicing fees, other ancillary fees and net reinsurance loss from Atrium. Recurring servicing fees are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. Net reinsurance loss represents premiums earned on reinsurance contracts, net of ceding commission and adjustments to the reserve for reinsurance losses. The primary driver for Loan servicing income is the average loan servicing portfolio.

The components of Loan servicing income were as follows:

	Year Ended December 31,			
	2009	2008	Change	% Change
		(In millions)		
Net service fee revenue	$ 422	$ 431	$ (9)	(2)%
Late fees and other ancillary servicing revenue	58	43	15	35 %
Curtailment interest paid to investors	(44)	(27)	(17)	(63)%
Net reinsurance loss	(5)	(17)	12	71 %
Loan servicing income	$ 431	$ 430	$ 1	—

Loan servicing income increased by $1 million from 2008 to 2009 due to an increase in late fees and other ancillary servicing revenue and a decrease in net reinsurance loss that were nearly offset by an increase in curtailment interest paid to investors and a decrease in net service fee revenue. The $15 million increase in late fees and other ancillary servicing revenue was primarily due to a $7 million gain recognized from the sale of excess servicing associated with a portion of our MSRs as well as an increase in the expected proceeds from the sale of MSRs during 2007, coupled with an increase in loss mitigation revenue and recording fees. The $12 million decrease in net reinsurance loss during 2009 compared to 2008 was primarily due to a decrease in the provision for reinsurance losses. The $17 million increase in curtailment interest paid to investors was primarily due to a 68% increase in loans included in our loan servicing portfolio that paid off during 2009 compared to 2008. The $9 million decrease in net service fee revenue was primarily due to the 2% decrease in the average loan servicing portfolio coupled with the impact of higher delinquencies in our loan servicing portfolio.

Valuation Adjustments Related to Mortgage Servicing Rights

Valuation adjustments related to mortgage servicing rights include Change in fair value of mortgage servicing rights and Net derivative loss related to mortgage servicing rights. The components of Valuation adjustments related to mortgage servicing rights are discussed separately below.

Change in Fair Value of Mortgage Servicing Rights: The fair value of our MSRs is estimated based upon projections of expected future cash flows from our MSRs considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the MSRs valuation.

The components of Change in fair value of mortgage servicing rights were as follows:

	Year Ended December 31,			
	2009	2008	Change	% Change
		(In millions)		
Actual prepayments of the underlying mortgage loans	$ (244)	$ (144)	$ (100)	(69)%
Actual receipts of recurring cash flows	(56)	(65)	9	14 %
Credit-related fair value adjustments[1]	(91)	(58)	(33)	(57)%
Market-related fair value adjustments[2]	111	(287)	398	n/m[3]
Change in fair value of mortgage servicing rights	$ (280)	$ (554)	$ 274	49 %

[1] Represents the change in fair value of MSRs primarily due to changes in portfolio delinquencies and foreclosures.

[2] Represents the change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

[3] n/m — Not meaningful.

The fluctuation in the decline in value of our MSRs due to actual prepayments during 2009 compared to 2008 was primarily attributable to higher prepayment rates. The actual prepayment rate of mortgage loans in our capitalized servicing portfolio was 19% and 11% of the unpaid principal balance of the underlying mortgage loans during 2009 and 2008, respectively.

The increase in credit-related fair value adjustments during 2009 compared to 2008 was primarily due to the deteriorating economic conditions in the broader U.S. economy.

The $111 million favorable change during 2009 due to market-related fair value adjustments was primarily due to an increase in mortgage interest rates leading to lower expected prepayments. The $287 million unfavorable change during 2008 was primarily due to a decrease in mortgage interest rates leading to higher expected prepayments.

Net Derivative Loss Related to Mortgage Servicing Rights: During 2008, we assessed the composition of our capitalized mortgage loan servicing portfolio and its related relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness given the economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to MSRs during the third quarter of 2008. As of December 31, 2009, there were no open derivatives related to MSRs. See"— Risk Management" in this Form 10-K for discussion of interest rate risk associated with our Mortgage servicing rights and "Part I—Item 1A. Risk Factors—Risks Related to our Company—Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies." in this Form 10-K for more information.

The value of derivatives related to our MSRs decreased by $179 million during 2008. As described below, our net results from MSRs risk management activities were gains of $111 million and losses of $466 million during 2009 and 2008, respectively.

The following table outlines Net gain (loss) on MSRs risk management activities:

	Year Ended December 31,	
	2009	2008
	(In millions)	
Change in fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model	$ 111	$ (287)
Net derivative loss related to mortgage servicing rights	—	(179)
Net gain (loss) on MSRs risk management activities	$ 111	$ (466)

Although we did not use derivative instruments to hedge our MSRs during 2009, we were able to effectively replenish the lost servicing value from payoffs with new originations. During 2009, we experienced $24.3 billion in loan payoffs in our capitalized servicing portfolio, representing $244 million of MSRs, whereas we were able to add $27.7 billion mortgage loans to our capitalized loan servicing portfolio, with an initial MSR value of $497 million.

Other (Expense) Income

Other (expense) income allocable to the Mortgage Servicing segment consists primarily of net gains or losses on Investment securities and changed unfavorably by $36 million during 2009 compared to 2008. Our Investment securities consist of interests that continue to be held in the sale or securitization of mortgage loans, or retained interests. The realized and unrealized losses during 2009 were primarily attributable to significant increases in the delinquency of the underlying mortgage loans and an acceleration of our assumption of projected losses, which caused a decline in the expected cash flows from the underlying securities. The unrealized gains during 2008 were primarily attributable to a favorable progression of trends in expected prepayments and realized losses as compared to our initial estimates, leading to greater expected cash flows from the underlying securities.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Servicing segment consist of compensation, payroll taxes and benefits paid to employees in our mortgage loan servicing operations and allocations for overhead. Salaries and related expenses increased by $8 million (26%) during 2009 compared to 2008, primarily due to an increase in employees in our mortgage loan servicing operations associated with higher delinquencies and foreclosures, as well as an increase in management incentives.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Servicing segment include servicing-related direct expenses, costs associated with mortgage loans in foreclosure and REO and allocations for overhead. Other operating expenses increased by $7 million (6%) during 2009 compared to 2008. This increase was primarily attributable to increased expenses due to managing the increased delinquencies in our mortgage servicing portfolio.

Fleet Management Services Segment

The following tables present a summary of our financial results and related drivers for the Fleet Management Services segment, and are followed by a discussion of each of the key components of our Net revenues and Total expenses:

	Average for the Year Ended December 31,		
	2010	2009	2008
	(In thousands of units)		
Leased vehicles	290	314	335
Maintenance service cards	287	275	299
Fuel cards	276	282	296
Accident management vehicles	290	305	323

	Year Ended December 31,		
	2010	2009	2008
	(In millions)		
Fleet management fees	$ 157	$ 150	$ 163
Fleet lease income	1,370	1,441	1,585
Other income	66	58	79
Net revenues	1,593	1,649	1,827
Salaries and related expenses	75	86	100
Occupancy and other office expenses	17	18	19
Depreciation on operating leases	1,224	1,267	1,299
Fleet interest expense	94	95	169
Other depreciation and amortization	11	11	11
Other operating expenses	109	118	167
Total expenses	1,530	1,595	1,765
Segment profit	$ 63	$ 54	$ 62

2010 COMPARED WITH 2009

Fleet Management Fees

Fleet management fees consist primarily of the revenues of our principal fee-based products: fuel cards, maintenance services, accident management services and monthly management fees for leased vehicles. Fleet management fees are driven by leased vehicles and service unit counts as well as the usage of fee-based services.

Fleet management fees increased by $7 million (5%) during 2010 compared to 2009 primarily due to the higher usage of fee-based fleet management services, partially offset by lower average leased vehicles and service unit counts. Fleet management fees were also positively impacted in 2010 by the addition of transportation safety training services, which were the result of the acquisition of the assets of a former supplier. These services did not have a significant impact on our overall profitability during 2010, but we expect fees from these services to continue to increase into 2011 as the full-year operating results are realized.

Fleet Lease Income

Fleet lease income consists of leasing revenue related to operating and direct financing leases as well as the gross sales proceeds associated with our lease syndications. We originate certain leases with the intention of syndicating to banks and other financial institutions, which includes the sale of the underlying assets and assignment of any rights to the leases. Upon the transfer and assignment we record the proceeds from the sale within Fleet lease income and recognize the cost of goods sold within Other operating expenses for the undepreciated cost of the asset sold.

Leasing revenue related to operating leases consists of an interest component for the funding cost inherent in the lease as well as a depreciation component for the cost of the vehicles under lease. Leasing revenue related to direct financing leases consist of an interest component for the funding cost inherent in the lease.

Fleet lease income decreased by $71 million (5%) during 2010 compared to 2009 due to the 8% decrease in the average number of leased vehicles, coupled with a decrease in lease syndication revenue resulting from a decrease in the amount of lease syndications during 2010 compared to 2009.

Other Income

Other income primarily consists of gross sales proceeds from our owned vehicle dealerships and the gain or loss from the sale of used vehicles. The cost of vehicles sold from our owned dealerships is included in cost of goods sold within Other operating expenses.

Other income increased by $8 million (14%) during 2010 compared to 2009 primarily due to increased vehicle sales to retail customers at our dealerships.

Salaries and Related Expenses

Salaries and related expenses decreased by $11 million (13%) during 2010 compared 2009 primarily due to a $7 million decrease related to the reduction in the average number of employees and a $4 million decrease related to a reduction in incentive compensation.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our vehicles under operating leases included in Net investment in fleet leases. Depreciation on operating leases during 2010 decreased by $43 million (3%) compared to 2009 primarily due to an 8% decrease in vehicles under operating leases, partially offset by the impact of higher depreciation associated with an increase in purchases of new vehicles under lease in 2010 compared to 2009.

Fleet Interest Expense

Fleet interest expense decreased by $1 million during 2010 compared to 2009 primarily due to a decrease in short-term interest rates related to borrowings associated with leased vehicles and lower average outstanding borrowings that were partially offset by an unfavorable change in the market value of interest rate cap agreements related to vehicle management asset-backed debt and an increase in the amortization of deferred financing fees during 2010 compared to 2009. The one-month LIBOR, which is used as a benchmark for short-term interest rates, was 6 basis points lower, on average, during 2010 compared to 2009.

Other Operating Expenses

The following table presents a summary of the components of Other operating expenses:

	Year Ended December 31,			
	2010	2009	Change	% Change
	(In millions)			
Cost of goods sold	$ 75	$ 87	$ (12)	(14)%
Other expenses	34	31	3	10 %
Total Other operating expenses	$ 109	$ 118	$ (9)	(8)%

The decrease in Other operating expenses is primarily due to a decrease in the cost of goods sold attributable to a decrease in lease syndication volume that was partially offset by an increase in cost of goods sold from our dealerships. The increase in other expenses is primarily attributable to an increase in corporate overhead costs associated with executing our transformation plan.

2009 COMPARED WITH 2008

Fleet Management Fees

Fleet management fees consist primarily of the revenues of our principal fee-based products: fuel cards, maintenance services, accident management services and monthly management fees for leased vehicles. Fleet management fees decreased by $13 million (8%) during 2009 compared to 2008 primarily due to declines in average unit counts, which resulted in an $11 million decrease in revenues from our principal fee-based products. The decline in average unit counts, as detailed in the table above, was primarily attributable to deteriorating economic conditions in the broader U.S. economy.

Fleet Lease Income

Fleet lease income decreased by $144 million (9%) during 2009 compared to 2008, primarily due to decreases in billings and lease syndication volume. The decrease in billings was primarily attributable to lower interest rates on variable-rate leases and a decline in average leased vehicles, as detailed in the table above.

Other Income

Other income decreased by $21 million (27%) during 2009 compared to 2008, primarily due to a decrease in interest income. Other income for 2008 included a $7 million gain recognized on the early termination of a technology development and licensing arrangement.

Salaries and Related Expenses

Salaries and related expenses decreased by $14 million (14%) during 2009 compared to 2008, primarily due to a decrease in headcount as a result of management's efforts to reduce costs. Salaries and related expenses for 2009 and 2008 included a severance charge of $4 million and $5 million, respectively.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our leased asset portfolio. Depreciation on operating leases decreased by $32 million (2%) during 2009 compared to 2008, primarily due to a decrease in vehicles under operating leases.

Fleet Interest Expense

Fleet interest expense decreased by $74 million (44%) during 2009 compared to 2008, primarily due to decreasing short-term interest rates related to borrowings associated with leased vehicles. The average daily one-month LIBOR, which is used as a benchmark for short-term rates, was 235 basis points lower during 2009 compared to 2008.

Other Operating Expenses

Other operating expenses decreased by $49 million (29%) during 2009 compared to 2008, primarily due to a decrease in cost of goods sold as a result of the decreases in lease syndication volume.

RISK MANAGEMENT

In the normal course of business, we are exposed to various risks including, but not limited to, interest rate risk, consumer credit risk, commercial credit risk, counterparty credit risk, liquidity risk, and foreign exchange risk. The Finance and Risk Management Committee of the Board of Directors provides oversight with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices. Our Chief Risk Officer, working with each of our businesses, is responsible for governance processes and monitoring of these risks including the establishment of risk strategy and documentation of risk policies and controls.

Risks unique to our Mortgage business are governed through various committees including, but not limited to: (i) interest rate risk, including development of hedge strategy and policies, monitoring hedge positions and counterparty risk; (ii) quality control, including audits related to the processing, underwriting and closing of loans, findings of any fraud-related reviews and reviews of post-closing functions, such as FHA insurance and monitoring of overall portfolio delinquency trends and recourse activity; and (iii) credit risk, including establishing credit policy, product development and changes to underwriting guidelines.

Risks unique to our Fleet business are governed through a committee that is responsible for approving risk management policies and procedures that include, but are not limited to the following: (i) credit and counterparty risks; (ii) credit losses and reserves; (iii) collections and accounts receivable; (iv) residual risk on closed-end units; (v) legal, compliance, and commercial litigation issues; and (vi) and operational, supply chain and price risks.

Liquidity risk is managed on a consolidated level by a committee, which reviews our current position and projected liquidity needs over the next three to four months including any potential and/or pending events that could impact liquidity positively or negatively as well as assessing our longer-term liquidity needs.

See "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" and "Part I—Item 1A. Risk Factors—Risks Related to our Company—Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies."

Interest Rate Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. Additionally, our escrow earnings on our mortgage servicing rights and our net investment in variable-rate lease assets are sensitive to changes in short-term interest rates such as LIBOR and commercial paper rates. We also are exposed to changes in short-term interest rates on certain variable rate borrowings including our mortgage warehouse asset-backed debt, vehicle management asset-backed debt and our unsecured revolving credit facility. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

Our Mortgage Services business is subject to variability in results of operations in both the Mortgage Production and Mortgage Servicing segments due to fluctuations in interest rates. In a declining interest rate environment, we would expect our Mortgage Production segment's results of operations to be positively impacted by higher loan origination volumes and high loan margins. On the contrary, we would expect the results of operations of our Mortgage Servicing segment to decline due to higher actual and projected loan prepayments related to our capitalized loan servicing portfolio. In a rising interest rate environment, we would expect a negative impact on the results of operations of our Mortgage Production segment and our Mortgage Servicing segment's results of operations to be positively impacted. The interaction between the results of operations of our Mortgage Production and Mortgage Servicing segments is a core component of our overall interest rate risk strategy.

Our Fleet Management Services business is subject to variability in results of operations due to fluctuations in interest rates due to changes in variable-rate leases that may be funded by fixed-rate or variable rate debt.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company— Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies." and "Changes in interest rates could materially and adversely affect our volume of mortgage loan originations or reduce the value of our mortgage servicing rights, either of which could have a material adverse effect on our business, financial position, results of operations or cash flows." in this Form 10-K for more information.

Mortgage Loans and Interest Rate Lock Commitments

Interest rate lock commitments represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. Our Mortgage loans held for sale, which are held in inventory awaiting sale into the secondary market, and our Interest rate lock commitments are subject to changes in mortgage interest rates from the date of the commitment through the sale of the loan into the secondary market. As such, we are exposed to interest rate risk and related price risk during the period from the date of the lock commitment through (i) the lock commitment cancellation or expiration date; or (ii) through the date of sale into the secondary mortgage market. Loan commitments generally range between 30 and 90 days; and our holding period of the mortgage loan from funding to sale is typically within 60 days.

Forward delivery commitments on MBS or whole loans are used to hedge our commitments to fund mortgages and loans held for sale. These forward delivery commitments fix the forward sales price that will be realized in the secondary market and thereby reduce the interest rate and price risk to us. Our expectation of how many of our interest rate lock commitments will ultimately close is a key factor in determining the notional amount of derivatives used in hedging the position.

Mortgage Servicing Rights

Our mortgage servicing rights ("MSRs") are subject to substantial interest rate risk as the mortgage notes underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. Since our Mortgage Production segment's results of operations are positively impacted when interest rates decline, our Mortgage Production segment's results of operations may fully or partially offset the change in fair value of MSRs either negating or minimizing the need to hedge the change in fair value of our MSRs with derivatives.

We consider the estimated benefit of new originations on our Mortgage Production segment's results of operations to determine the net economic value change from a decline in interest rates, and we continuously evaluate our ability to replenish lost MSR value and cash flow due to increased prepayments. During the year ended December 31, 2010, we replenished approximately 154% of the unpaid principal balance of loans in our servicing portfolio that paid off during the year. Loan payoffs in our capitalized servicing portfolio were $21.3 billion, as compared to additions of $32.9 billion.

This risk management approach requires management to make assumptions with regards to future replenishment rates, loan margins, the value of additions to MSRs and loan origination costs. Many factors can impact these estimates, including loan pricing margins and the ability to adjust staffing levels to meet changing consumer demand.

As of and during the years ended December 31, 2010 and 2009, there were no open derivatives related to our MSRs. Our decisions regarding the use of derivatives related to MSRs, if any, could result in continued volatility in the results of operations for our Mortgage Servicing segment into 2011.

Indebtedness

The debt used to finance much of our operations is exposed to interest rate fluctuations. We may use certain hedging strategies and derivative instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies may include swaps and interest rate caps. To more closely match the characteristics of the related assets, including the net investment in variable-rate lease assets, either variable-rate debt or fixed-rate debt is issued, which may be swapped to variable LIBOR-based rates. From time to time, derivatives that convert variable cash flows to fixed cash flows are used to manage the risk associated with variable-rate debt and net investment in variable-rate lease assets. Such derivatives may include freestanding derivatives and derivatives designated as cash flow hedges.

Consumer Credit Risk

Our exposures to consumer credit risk include:

- Loan repurchase and indemnification obligations from breaches of representation and warranty provisions of our loan sales or servicing agreements, which result in indemnification payments or exposure to loan defaults and foreclosures;
- Mortgage reinsurance losses; and
- A decline in the fair value of mortgage servicing rights as a result of increases in involuntary prepayments from increasing portfolio delinquencies.

We are not subject to the majority of the credit-related risks inherent in maintaining a mortgage loan portfolio because loans are not held for investment purposes. Nearly all mortgage loans originated are sold in the secondary mortgage market within 60 days of origination. Conforming loan sales are primarily in the form of mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.

For our loan servicing portfolio, we utilize several risk mitigation strategies in an effort to minimize losses from delinquencies, foreclosures and real estate owned including: collections, loan modifications, and foreclosure and property disposition. Since the majority of the risk resides with the investor and not with us, these techniques may vary based on individual investor and insurer requirements.

To minimize losses from loan repurchases and indemnifications, we closely monitor investor and agency eligibility requirements for loan sales. To monitor our production for such issues, our quality review teams perform audits related to the processing, underwriting and closing of mortgage loans prior to, or shortly after, the sale of loans to identify any potential repurchase exposures due to breach of representations and warranties. Subsequently, when an investor requests that we repurchase a loan that we originated, a comprehensive review is performed prior to authorizing the repurchase of the loan.

Loan performance is an indicator of the inherent risk associated with our origination and servicing activities. The following tables summarize certain information regarding the total loan servicing portfolio, which includes loans associated with capitalized Mortgage servicing rights as well as loans subserviced for others:

	As of December 31,		
	2010	2009	2008
Delinquent Mortgage Loans: [1]			
30 days	2.01%	2.26%	2.31%
60 days	0.60%	0.69%	0.62%
90 days or more	1.27%	1.73%	0.74%
Total delinquency	3.88%	4.68%	3.67%
Foreclosures/real estate owned [2]	2.37%	2.32%	1.42%
Major Geographical Concentrations:			
California	14.4%	13.6%	12.4%
Florida	6.8%	7.1%	7.2%
New Jersey	6.2%	6.7%	7.1%
New York	6.3%	6.5%	6.7%
Other	66.3%	66.1%	66.6%

(1) Represents delinquencies as a percentage of the total unpaid principal balance of the portfolio.

(2) As of December 31, 2010, 2009, and 2008 there were loans in foreclosure with unpaid principal balances of $3.3 billion, $2.9 billion and $1.6 billion, respectively.

The following table summarizes the percentage of loans that are greater than 90 days delinquent, in foreclosure and real estate owned based on the unpaid principal balance for significant geographical concentrations:

	As of December 31, 2010
Florida	14.6%
California	12.6%
New Jersey	8.9%
New York	6.5%
Illinois	4.8%

Loan Repurchases and Indemnifications

Representations and warranties are provided to purchasers and insurers on a significant portion of loans sold and are assumed on purchased mortgage servicing rights. In the event of a breach of these representations and warranties, we may be required to repurchase a mortgage loan or indemnify the purchaser, and we may bear any loss on the mortgage loan. If there is no breach of a representation and warranty provision, there is no obligation to repurchase the loan or indemnify the investor against loss. In limited circumstances, the full risk of loss on loan sold is retained to the extent the liquidation of the underlying collateral is insufficient. In some instances where we have purchased loans from third parties, we may have the ability to recover the loss from the third party.

During the year ended December 31, 2010, we experienced increases in actual and projected repurchases, indemnifications and related loss severity associated with the representations and warranties that we provide to purchasers and insurers of our sold loans. These increases are expected to remain at elevated levels during 2011, and are primarily due to continued high levels of delinquencies and lower home values. These trends are considered in the determination of our foreclosure-related reserves; however, changes in these trends and other economic factors as well as the level and composition of our mortgage production volumes will impact the balance of our foreclosure-related reserves. We have considered the recent industry concerns regarding improper mortgage loan and foreclosure documentation, as well as the higher focus on foreclosure reviews and we have determined that no adjustments to reserves are required as there is no evidence that we will experience a higher risk of repurchases as a result of these trends.

Foreclosure-related reserves are maintained for the liabilities for probable losses related to repurchase and indemnification obligations and related to on-balance sheet loans in foreclosure and real estate owned. A summary of the activity in foreclosure-related reserves is as follows:

	Year Ended December 31,	
	2010	2009
	(In millions)	
Balance, beginning of period	$ 86	$ 81
Realized foreclosure losses [(1)]	(63)	(73)
Increase in reserves due to:		
Changes in assumptions	74	70
New loan sales	14	8
Balance, end of period	$ 111	$ 86

(1) Realized foreclosure losses for the year ended December 31, 2009 include an $11 million settlement with an individual investor for all future potential repurchase liabilities.

Foreclosure-related reserves consist of the following:

Loan Repurchase and Indemnification Liability

As of December 31, 2010 and 2009, liabilities for probable losses related to our repurchase and indemnification obligations of $74 million and $51 million, respectively, were included in Other liabilities in the accompanying Consolidated Balance Sheets.

We subject the population of repurchase and indemnification requests received to a review and appeal process to establish the validity of the claim and the corresponding obligation. The following table presents the unpaid principal balance of our unresolved requests by status:

	As of December 31, 2010			As of December 31, 2009		
	Investor Requests	Insurer Requests	Total	Investor Requests	Insurer Requests	Total
	(In millions)					
Agency Invested:						
Claim pending [1]	$ 9	$ 1	$ 10	$ 8	$ 1	$ 9
Appealed [2]	34	22	56	13	4	17
Open to review [3]	50	9	59	26	8	34
Total Agency requests	93	32	125	47	13	60
Private Invested:						
Claim pending [1]	1	$ 2	$ 3	$ 2	$ 1	$ 3
Appealed [2]	15	7	22	14	3	17
Open to review [3]	13	2	15	8	4	12
Total Private requests	29	11	40	24	8	32
Total unresolved requests	$ 122	$ 43	$ 165	$ 71	$ 21	$ 92

(1) Claim pending status represents loans that have completed the review process where we have agreed with the representation and warranty breach and are pending final execution.

(2) Appealed status represents loans that have completed the review process where we have disagreed with the representation and warranty breach and are pending response from the claimant. Based on claims received and appealed during the year ended December 31, 2010 that have been resolved, we were successful in refuting over 90% of claims appealed.

(3) Open to review status represents loans where we have not completed our review process. We appealed approximately 70% of claims received and reviewed during the year ended December 31, 2010.

Mortgage Loans in Foreclosure and Real Estate Owned

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made by us on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances. As of December 31, 2010, mortgage loans in foreclosure were $106 million, net of an allowance for probable losses of $22 million, and were included in Other assets in the accompanying Consolidated Balance Sheets.

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell. As of December 31, 2010, real estate owned were $39 million, net of a $15 million adjustment to record these amounts at their estimated net realizable value, and were included in Other assets in the accompanying Consolidated Balance Sheet.

See Note 14, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements for further information on Foreclosure-related reserves.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—Losses incurred in connection with actual or projected loan repurchase and indemnification claims may exceed our financial statement reserves and we may be required to increase such reserves in the future. Increases in our reserves and losses incurred in connection with actual loan repurchase and indemnification payments could have a material adverse effect on our business, financial position, results of operations or cash flows."

Mortgage Reinsurance

We have exposure to consumer credit risk through losses from two contracts with primary mortgage insurance companies, that are inactive and in runoff. Our exposure to losses through these reinsurance contracts is based on mortgage loans pooled by year of origination. As of December 31, 2010, the contractual reinsurance period for each pool was 10 years and the weighted-average remaining reinsurance period was 5 years. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. We indemnify the primary mortgage insurers for losses that fall between a stated minimum and maximum loss rate on each annual pool. In return for absorbing this loss exposure, we are contractually entitled to a portion of the insurance premium from the primary mortgage insurers.

We are required to hold securities in trust related to this potential obligation, which were $266 million as of December 31, 2010 and were included in Restricted cash, cash equivalents and investments in the accompanying Consolidated Balance Sheet. As of December 31, 2010, a liability of $113 million was included in Other liabilities in the accompanying Consolidated Balance Sheet for incurred and incurred but not reported losses associated with our mortgage reinsurance activities, which was determined on an undiscounted basis. During 2010, we recorded an expense associated with the liability for estimated losses of $43 million within Loan servicing income in the accompanying Consolidated Statement of Operations.

A summary of the activity in reinsurance-related reserves is as follows:

	Year Ended December 31,	
	2010	2009
	(In millions)	
Balance, beginning of period	$ 108	$ 83
Realized reinsurance losses [1]	(38)	(10)
Increase in reinsurance reserves	43	35
Balance, end of period	$ 113	$ 108

[1] Realized reinsurance losses for the year ended December 31, 2009 include a $7 million payment associated with the termination of reinsurance agreements.

The following table summarizes certain information regarding mortgage loans that are subject to reinsurance by year of origination as of December 31, 2010 unless otherwise noted:

Year of Origination:	Unpaid Principal Balance (UPB)	Maximum Potential Exposure to Reinsurance Loss	Average Credit Score[3]	Delinquencies[1][3]	Foreclosures/ Real estate owned/ Bankruptcies[2][3]
	(In millions)				
2003 and prior	$ 1,387	$ 245	694	6.77 %	6.51 %
2004	951	104	692	5.85 %	10.65 %
2005	917	45	695	6.70 %	13.94 %
2006	611	18	692	7.25 %	18.83 %
2007	1,258	41	700	6.40 %	18.46 %
2008	2,166	63	726	4.90 %	5.49 %
2009	446	7	758	0.16 %	0.06 %
Total	$ 7,736	$ 523	707	5.81 %	10.27 %

[1] Represents delinquent mortgage loans for which payments are 60 days or more outstanding as a percentage of the total unpaid principal balance.

[2] Calculated as a percentage of the total unpaid principal balance.

[3] Based on September 30, 2010 data.

The following table summarizes the geographical concentration and defaults for loans subject to reinsurance in states representing more than 5% of the total outstanding reinsurance as of September 30, 2010:

	Percent of Outstanding Reinsurance	Defaults [1]
Pennsylvania	10.1%	12.8%
Texas	9.0%	9.1%
Minnesota	5.8%	12.2%
Florida	5.3%	24.4%
Illinois	5.2%	17.5%

(1) Represents delinquent mortgage loans for which payments are 60 days or more outstanding, foreclosure, real estate owned and bankruptcies as a percentage of the total unpaid principal balance.

We record a liability for mortgage reinsurance losses when losses are incurred. The projections used in the development of our liability for mortgage reinsurance assume we will incur losses related to reinsured mortgage loans originated from 2003 through 2009. While the maximum potential exposure to reinsurance losses as of December 31, 2010 was $523 million, our total expected losses to be incurred over the remaining term of the reinsurance agreements was $192 million, of which $104 million relates to loans originated from 2005 through 2007. We record incurred and incurred but not reported losses as of the balance sheet date, rather than the maximum potential future exposure to reinsurance losses. Expected future losses and expected future premiums are considered in determining whether or not an additional premium deficiency reserve is required. Based upon our estimates of expected future losses and expected future premiums, no premium deficiency reserve is required.

See Note 14, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements.

Change in Fair Value of Mortgage Servicing Rights

The fair value of mortgage servicing rights is impacted by changes in delinquencies and foreclosures of the underlying mortgage loans. As loan delinquencies and foreclosures increase, estimated involuntary prepayments increase causing a decline in fair value due to a reduction in the weighted average life of the Mortgage servicing right asset.

Commercial Credit Risk

We are exposed to commercial credit risk for our clients under the lease and service agreements for PHH Arval. We manage such risk through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow PHH Arval to refuse any additional orders; however, the obligation remains for all leased vehicle units under contract at that time. The fleet management service agreements can generally be terminated upon 30 days written notice.

Vehicle leases are primarily classified as operating leases; however, as of December 31, 2010, direct financing leases comprised 3% of our Net investment in fleet leases. Direct financing leases and receivables that were greater than 90 days delinquent as of December 31, 2010 were $19 million.

Historical credit losses for receivables related to vehicle leasing and fleet management services have not been significant and as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.03% in any of the last three fiscal years.

Counterparty & Concentration Risk

We are exposed to risk in the event of non-performance by counterparties to various agreements, derivative contracts, and sales transactions. In general, we manage such risk by evaluating the financial position and creditworthiness of counterparties, monitoring the amount for which we are at risk, requiring collateral, typically cash, in instances in which financing is provided and/or dispersing the risk among multiple counterparties.

As of December 31, 2010, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties with respect to our derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to our diverse client base. With the exception of the financing provided to customers of our mortgage business, we do not normally require collateral or other security to support credit sales.

The Mortgage Production segment has exposure to risk related to the volume of transactions with individual counterparties of our Mortgage Production segment. During the year ended December 31, 2010, approximately 27% of our mortgage loan originations were derived from our relationship with Realogy and its affiliates, and Merrill Lynch, USAA and Charles Schwab accounted for approximately 15%, 14% and 11%, respectively, of our mortgage loan originations. The insolvency or inability for Realogy, Merrill Lynch, USAA or Charles Schwab to perform their obligations under their respective agreements with us could have a negative impact on our Mortgage Production segment.

The Mortgage Servicing segment has exposure to risk associated with the amount of our servicing portfolio for which we must maintain compliance with the requirements of the GSE servicing guides. As of December 31, 2010, 66% of our servicing portfolio relates to loans governed by these servicing guides.

For the year ending December 31, 2010, the Fleet Management Services segment had no significant client concentrations as no client represented more than 5% of the Net revenues of the business.

Liquidity Risk

Liquidity risk represents our ongoing ability to originate and finance mortgage loans, sell mortgage loans into secondary markets, purchase and fund vehicles under management, retain mortgage servicing rights and otherwise fund our working capital needs. We estimate how our liquidity needs may be impacted by a number of factors including fluctuations in asset and liability levels due to our business strategy, changes in our business operations, levels of interest rates and unanticipated events. We also assess market conditions and capacity for debt issuance in various markets we access to fund our business needs. Additionally, management has established internal processes to anticipate future cash needs and continuously monitor the availability under our existing debt arrangements. We address liquidity risk by maintaining committed borrowing capacity in excess of our expected needs and attempting to minimize the frequency of our market access by extending the tenor of our funding arrangements.

Foreign Exchange Risk

We also have exposure to foreign exchange risk through (i) our investment in our Canadian operations; (ii) any U.S. dollar borrowing arrangements we may enter into to fund Canadian dollar denominated leases and operations; and (iii) through any foreign exchange forward contracts that we may enter into. Currency swap agreements may be used to manage such risk.

LIQUIDITY AND CAPITAL RESOURCES

We manage our liquidity and capital structure to fund growth in assets, to fund business operations, and to meet contractual obligations, including maturities of our indebtedness. In developing our liquidity plan, we consider how our needs may be impacted by various factors including maximum liquidity needs during the period, fluctuations in assets and liability levels due to changes in business operations, levels of interest rates, and working capital needs. Our primary operating funding needs arise from the origination and financing of mortgage loans, the purchase and funding of vehicles under management and the retention of mortgage servicing rights. Sources of liquidity include: equity capital (including retained earnings); the unsecured debt markets; committed and uncommitted credit facilities, secured borrowings, including the asset-backed debt markets; cash flows from operations (including service fee and lease revenues); cash flows from assets under management; and proceeds from the sale or securitization of mortgage loans and lease assets.

Conditions in the asset-backed securities markets in the U.S. and Canada and the credit markets generally impact our access and the costs to fund our business. In order to provide adequate liquidity throughout a broad array of operating environments, our funding plan relies upon multiple sources of liquidity and considers our projected cash needs to fund mortgage loan originations, purchase vehicles for lease, hedge our pipeline of mortgage originations, hedge our mortgage servicing rights (if any) and meet various other obligations. We maintain liquidity at the parent company level through access to the unsecured debt markets and through unsecured committed bank facilities. These various unsecured sources of funds are utilized to provide for a portion of the operating needs of our mortgage and fleet management businesses. In addition, secured borrowings, including asset-backed debt and asset sales and securitizations, are utilized to fund both vehicle purchases and mortgage loans held for sale.

We are continuing to monitor developments in regulations that may impact our businesses including the Dodd-Frank Act and ongoing GSE reforms that could have a material impact on our liquidity. See "—Item 1A. Risk Factors—Risks Related to our Company—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows, and —We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows. " for more information.

Given our expectation for business volumes, we believe that our sources of liquidity are adequate to fund our operations for the next 12 months. We expect aggregate capital expenditures for 2011 to be between $35 million and $50 million, in comparison to $17 million for 2010.

Recent Funding Developments

Key funding highlights during the year ended December 31, 2010 include:

- We issued $350 million of Senior Notes; a portion of the proceeds of this issuance were used to repay the outstanding borrowings under of our revolving unsecured credit facility.
- We amended our revolving credit facility, extending $525 million of commitments through February 2012, with the option to extend to February 2013.
- We issued and obtained commitments for further issuances of notes totaling $660 million for our Canadian fleet operations, $301 million of which is a dedicated bank conduit facility.
- We obtained up to $1.0 billion of committed funding for our U.S. fleet operations through a bank conduit facility.
- We diversified our mortgage asset-backed facilities and expanded the use of mortgage gestation facilities.

Cash Flows

At December 31, 2010, we had $195 million of Cash and cash equivalents, an increase of $45 million from $150 million at December 31, 2009. The following table summarizes the changes in Cash and cash equivalents during the years ended December 31, 2010 and 2009:

	Year Ended December 31,		
	2010	2009	Change
	(In millions)		
Cash (used in) provided by:			
Operating activities	$ (1,680)	$ 1,283	$ (2,963)
Investing activities	(1,040)	(550)	(490)
Financing activities	2,768	(655)	3,423
Effect of changes in exchange rates on Cash and cash equivalents	(3)	(37)	34
Net increase in Cash and cash equivalents	$ 45	$ 41	$ 4

Operating Activities

Our cash flows from operating activities reflect the net cash generated or used in our business operations and can be significantly impacted by the timing of mortgage loan originations and sales. In addition to depreciation and amortization, the operating results of our reportable segments are impacted by the following significant non-cash activities:

- **Mortgage Production** —Capitalization of mortgage servicing rights
- **Mortgage Servicing** —Change in fair value of mortgage servicing rights
- **Fleet Management Services** —Depreciation on operating leases

During the year ended December 31, 2010, cash used in our operating activities was $1.7 billion. This is reflective of $2.6 billion of net cash used to fund the significant increase in mortgage loan originations and in the operating activities of our Mortgage Production segment that was partially offset by cash provided by the operating activities of our Fleet Management Services and Mortgage Servicing segments. The net cash used in the operating activities of our Mortgage production segment generated the $3.1 billion growth in the Mortgage loans held for sale balance in our Consolidated Balance Sheets between December 31, 2010 and 2009, which is the result of timing differences between origination and sale at the end of each year. The increase in Mortgage loans held for sale was funded by an increase in Mortgage Asset-Backed Debt as further described in Financing Activities below.

During the year ended December 31, 2009, cash provided by our operating activities was $1.3 billion. This was reflective of cash generated by the operating activities of our Fleet Management Services and Mortgage Servicing segments, as well as $338 million of net cash provided by the origination and sales of mortgage loans held for sale, that was partially offset by cash used in the operating activities of our Mortgage Production segment.

Investing Activities

Our cash flows from investing activities primarily include cash outflows for purchases of vehicle inventory, net of cash inflows for sales of vehicles within the Fleet Management Services segment as well as changes in the funding requirements of Restricted cash, cash equivalents and investments for all of our business segments. Cash flows related to the acquisition and sale of vehicles fluctuate significantly from period to period due to the timing of the underlying transactions.

During the year ended December 31, 2010, cash used in our investing activities was ($1.0) billion, which primarily consisted of $1.5 billion in net cash outflows for the purchase of new vehicles due to increased customer demand for vehicle leases that was partially offset by $353 million of proceeds received from the sale of used vehicles and a $67 million net decrease in Restricted cash, cash equivalents and investments.

During the year ended December 31, 2009, cash used in our investing activities was ($550) million, which primarily consisted of $655 million in net cash outflows from the investment and sale of vehicles, which was reflective of the reduced demand for vehicle leases during that time.

Financing Activities

Our cash flows from financing activities include proceeds from and payments on borrowings under our Vehicle-Management Asset-Backed Debt, Mortgage Asset-Backed Debt and Unsecured Debt facilities. The fluctuations in amount of borrowings within each period are due to working capital needs and the funding requirements for assets supported by our secured and unsecured debt, including Net investment in vehicle leases, Mortgage loans held for sale, and Mortgage servicing rights.

During the year ended December 31, 2010, cash provided by our financing activities was $2.8 billion related to net proceeds from borrowings resulting from the increased funding requirements for Mortgage loans held for sale and net investment in vehicles described in the Operating Activities and Investing Activities sections above.

During the year ended December 31, 2009, cash used in our financing activities was $655 million related to net payments from borrowings, cash paid for debt issue costs and cash paid for hedging transactions related to the issuance of the 2014 Convertible Notes. The net payments from borrowings were primarily related to a decrease in the funding requirements for mortgage loans held for sale described in the Operating Activities section above.

Secondary Mortgage Market

We rely on the secondary mortgage market for a substantial amount of liquidity to support our mortgage operations. Nearly all mortgage loans that we originate are sold in the secondary mortgage market within 60 days of origination, primarily in the form of mortgage-backed securities ("MBS"), asset-backed securities ("ABS") and whole-loan transactions. A large component of the MBS we sell is guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae (collectively, "Agency MBS").

Historically, we have also originated non-agency (or non-conforming) loans that were sold in the secondary mortgage market through the issuance of non-conforming MBS and ABS or whole-loan transactions. We have also publicly issued both non-conforming MBS and ABS that are registered with the Securities and Exchange Commission, in addition to private non-conforming MBS and ABS. Generally, these types of securities have their own credit ratings and require some form of credit enhancement, such as over-collateralization, senior-subordinated structures, primary mortgage insurance, and/or private surety guarantees. Secondary market liquidity for all non-conforming products has been severely limited since the second quarter of 2007 and we have not issued non-agency MBS or ABS since 2007. We continue to observe a lack of liquidity and lower valuations in the secondary mortgage market for non-conforming loans during the year ended December 31, 2010. During 2010, our sales of non-agency loans have been focused on whole-loan sales to specified investors under best-efforts commitments, and we expect this to continue into 2011.

The following table sets forth the composition of our total mortgage loan originations, including fee-based closings, by product type:

	Year Ended December 31,		
	2010	2009	2008
Conforming [1]	80%	82%	64%
Non-conforming:			
Jumbo[2]	17%	13%	19%
Second lien	3%	5%	15%
Other	—	—	2%
Total Non-conforming	20%	18%	36%

(1) Represents mortgage loans that conform to the standards of the GSEs (collectively Fannie Mae, Freddie Mac and Ginnie Mae).

(2) Represents mortgage loans that have loan amounts exceeding the GSE guidelines.

The Agency MBS, whole-loan, and non-conforming markets for mortgage loans have historically provided substantial liquidity for our mortgage loan production operations. We focus our business process on consistently producing mortgage loans that meet investor requirements to continue to access these markets. Our loans closed to be sold originated during the year ended December 31, 2010 were primarily conforming.

See "—Overview—Mortgage Production and Mortgage Servicing Segments—Mortgage Industry Trends" and "Part I—Item 1A. Risk Factors—Risks Related to our Company— Adverse developments in the secondary mortgage market have had, and in the future could have, a material adverse effect on our business, financial position, results of operations and cash flows." for more information regarding the secondary mortgage market.

Indebtedness

We utilize both secured and unsecured debt as key components of our financing strategy. Our primary financing needs arise from our assets under management programs which are summarized in the table below:

	December 31,	
	2010	2009
	(In millions)	
Restricted cash, cash equivalents and investments	$ 531	$ 596
Mortgage loans held for sale	4,329	1,218
Net investment in fleet leases	3,492	3,610
Mortgage servicing rights	1,442	1,413
Assets under management programs	$ 9,794	$ 6,837

Asset-backed debt is used primarily to support our investments in vehicle management and mortgage assets, and is secured by collateral which include certain Mortgage loans held for sale and Net investment in fleet leases, among other assets. The outstanding balance under the Asset-backed debt facilities varies daily based on our current funding needs for eligible collateral.

The following table summarizes our indebtedness as of December 31, 2010:

	Balance	Total Assets Held as Collateral (1)
	(In millions)	
Vehicle Management Asset-Backed Debt	$ 3,066	$ 3,642
Mortgage Warehouse and Other Asset-Backed Debt	3,777	3,971
Unsecured Debt	1,212	—
Mortgage Loan Securitization Debt Certificates, at Fair Value(2)	30	—
Total Debt	$ 8,085	$ 7,613

(1) Assets held as collateral are not available to pay our general obligations.

(2) Mortgage Loan Securitization Debt Certificates were consolidated with securitized mortgage loans as a result of the adoption of updates to ASC 810. As of December 31, 2010, the balance of the securitized mortgage loans was $42 million, and was included in Other Assets in the Consolidated Balance Sheet. Cash flows of the loans support payment of the debt certificates and creditors of the securitization trust do not have recourse to us. See Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements for additional information.

Unsecured credit facilities are utilized to fund our short-term working capital needs, and are utilized to supplement asset-backed facilities and provide for a portion of the operating needs of our mortgage and fleet management businesses. During the second quarter of 2010, we amended the terms of the unsecured facilities to reduce capacity from $1.3 billion to $805 million, and capacity was further reduced to $525 million on January 6, 2011 upon the termination of commitments of certain lenders.

At December 31, 2010, we did not have any outstanding amounts borrowed under the unsecured Amended Credit Facility. During the three months ended December 31, 2010, the maximum and weighted-average daily balances of the Amended Credit Facility were $275 million and $25 million, respectively. During the year ended December 31, 2010, the maximum and weighted-average daily balances of the facility were $561 million and $205 million, respectively.

See Note 11, "Debt and Borrowing Arrangements", in the accompanying Notes to Consolidated Financial Statements for additional information regarding the components of our indebtedness.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company— We are substantially dependent upon our secured and unsecured funding arrangements. If any of our funding arrangements are terminated, not renewed or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would have a material adverse effect on our business, financial position, results of operations and cash flows." for more information.

Vehicle Management Asset-Backed Debt

Vehicle management asset-backed debt primarily represents variable-rate debt issued by our wholly owned subsidiary, Chesapeake Funding LLC, to support the acquisition of vehicles used by our Fleet Management Services segment's U.S. leasing operations and debt issued by Fleet Leasing Receivables Trust, a special purpose trust, used to finance leases originated by our Canadian fleet operation.

Vehicle-management asset-backed debt structures may provide creditors an interest in: (i) a pool of master leases or a pool of specific leases; (ii) the related vehicles under lease; and/or (iii) the related receivables billed to clients for the monthly collection of lease payments and ancillary service revenues (such as fuel and maintenance services). This interest is generally granted to a specific series of note holders either on a pro-rata basis relative to their share of the total outstanding debt issued through the facility or through a direct interest in a specific pool of leases. Repayment of the obligations of the facilities is non-recourse to us and is sourced from the monthly cash flow generated by lease payments and ancillary service payments made under the terms of the related master lease contracts.

Our funding strategy for the Fleet Management Services segment may include the issuance of Asset-backed Term Notes, which provide a fixed funding amount at the time of issuance, or Asset-backed Variable-funding notes under which the committed capacity may be drawn upon as needed during a commitment period, which is typically 364 days in duration. The available committed capacity under Variable-funding notes may be used to fund growth in Net investment in fleet leases during the term of the commitment.

As with the Asset-backed Variable-funding notes, certain Asset-backed Term Notes contain provisions that allow the outstanding debt to revolve for specified periods of time. During these revolving periods, the monthly collection of lease payments allocable to each outstanding series creates availability to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration, the revolving period of the related series of notes ends and the repayment of principal commences, amortizing monthly with the allocation of lease payments until the notes are paid in full.

Our ability to maintain liquidity through Vehicle management asset-backed debt is dependent on:

- market demand for ABS, specifically demand for ABS collateralized by fleet leases,
- the quality and eligibility of assets underlying the arrangements,
- our ability to negotiate terms acceptable to us,

- maintaining our role as servicer of the underlying lease assets,
- our ability to maintain a sufficient level of eligible assets, collateral or credit enhancements, and
- our ability to comply with certain financial covenants (see "—Debt Covenants" below for additional information).

Mortgage Warehouse Asset-Backed Debt

Mortgage warehouse asset-backed debt primarily represents variable-rate mortgage repurchase facilities to support the origination of mortgage loans. As discussed in further detail above under "—Secondary Mortgage Market," we originate mortgage loans for sale in the secondary mortgage market, either in the form of MBS or whole-loan transactions. Our funding strategy for our Mortgage Production segment includes managing capacity to warehouse loans for the period between the date of mortgage loan funding and sale or securitization. The warehouse period is typically within 60 days.

Mortgage repurchase facilities, also called warehouse lines of credit, are one component of our funding strategy, and they provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the facility during the warehouse period. Repayment of the facilities typically comes from the sale or securitization of the loans into the secondary mortgage market. We utilize both committed and uncommitted warehouse facilities and we evaluate our needs under these facilities based on forecasted volume of mortgage loan closings and sales.

Our funding strategies for mortgage origination may also include the use of committed and uncommitted mortgage gestation facilities. Gestation facilities effectively finance mortgage loans that are eligible for sale to an agency prior to the issuance of the related MBS. As of December 31, 2010, we have $1 billion of commitments under off-balance sheet gestation facilities with JP Morgan Chase and Bank of America and $420 million of those facilities was utilized.

Our ability to maintain liquidity through Mortgage warehouse asset-backed debt is dependent on:

- market demand for MBS and liquidity in the secondary mortgage market,
- the quality and eligibility of assets underlying the arrangements,
- our ability to negotiate terms acceptable to us,
- our ability to access the asset-backed debt market,
- our ability to maintain a sufficient level of eligible assets or credit enhancements,
- our ability to access the secondary market for mortgage loans,
- maintaining our role as servicer of the underlying mortgage assets, and
- our ability to comply with certain financial covenants (see "—Debt Covenants" below for additional information).

Unsecured Debt

Historically, the public debt markets have been an important source of financing for us, due to their efficiency and low cost relative to certain other sources of financing. Since 2008, the credit markets have experienced extreme volatility and disruption, which has resulted in a significant tightening of credit, including with respect to unsecured debt. Prior to the disruption in the credit markets, we typically accessed these markets by issuing unsecured commercial paper and Medium term notes. During the years ended December 31, 2010, 2009, and 2008, there was no funding available to us in the commercial paper markets, and availability is unlikely given our short-term credit ratings. Although it is our policy to maintain available capacity under our committed unsecured credit facilities to fully support our outstanding unsecured commercial paper, given that the commercial paper markets are unavailable to us, our committed unsecured credit facilities also provide us with an alternative source of liquidity.

Our credit ratings as of February 22, 2011 were as follows:

	Moody's Investors Service	Standard & Poor's	Fitch Ratings
Senior debt	Ba2	BB+	BB+
Short-term debt	NP	B	B

As of October 21, 2010, the rating outlook on our senior unsecured debt provided by Moody's Investors Service was Stable, and the rating outlook on our senior unsecured debt provided by Standard & Poor's and Fitch Ratings were Negative.

A security rating is not a recommendation to buy, sell or hold securities, may not reflect all of the risks associated with an investment in our debt securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

As a result of our senior unsecured long-term debt no longer being investment grade, our access to the public debt markets may be severely limited. We may be required to rely upon alternative sources of financing, such as bank lines and private debt placements and pledge otherwise unencumbered assets. Furthermore, we may be unable to retain all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance some of our capital-intensive activities, such as our ongoing investment in mortgage servicing rights and other retained interests.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—Our senior unsecured long-term debt ratings are below investment grade and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all." in this Form 10-K for more information.

Debt Capacity and Maturities

Capacity under all borrowing agreements is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. Capacity under asset-backed funding arrangements may be further limited by the asset eligibility requirements. Available capacity as of December 31, 2010 consisted of:

	Capacity	Utilized Capacity	Available Capacity
		(In millions)	
Vehicle Management Asset-Backed Debt:			
Term notes, in revolving period	$ 989	$ 989	$ —
Variable funding notes	1,301	871	430
Mortgage Asset-Backed Debt:			
Committed warehouse facilities	2,825	2,419	406
Servicing advance facility	120	68	52
Unsecured Committed Credit Facilities[1]	810	17	793

[1] Utilized capacity reflects $17 million of letters of credit issued under the Amended Credit Facility, which are not included in Debt in the Consolidated Balance Sheet.

The capacity of our Unsecured committed credit facilities was reduced to $525 million as of January 6, 2011 upon the expiration of certain commitments as discussed above. Capacity for Mortgage-asset backed debt shown above does not reflect $750 million available under uncommitted warehouse facilities, and $580 million available under committed off-balance sheet gestation facilities.

The following table provides the contractual debt maturities as of December 31, 2010:

	Vehicle Asset Backed Debt [1]	Mortgage Asset Backed Debt	Unsecured Debt	Mortgage Loan Securitization Debt Certificates	Total
			(In millions)		
Within one year	$ 1,197	$ 3,777	$ —	$ 9	$ 4,983
Between one and two years	950	—	250	8	1,208
Between two and three years	607	—	421	7	1,035
Between three and four years	306	—	250	—	556
Between four and five years	9	—	-	—	9
Thereafter	2	—	358	9	369
	$ 3,071	$ 3,777	$ 1,279	$ 33	$ 8,160

[1] Maturities of vehicle management asset-backed notes, a portion of which are amortizing in accordance with their terms, represent estimated payments based on the expected cash inflows related to the securitized vehicle leases and related assets.

Debt Covenants

Certain of our debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on our indebtedness and the indebtedness of our material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions

Among other covenants, the Amended Credit Facility, the RBS repurchase facility. the CSFB Mortgage repurchase facility, the Bank of America repurchase facility, the Bank of America gestation facility and the JP Morgan Chase gestation facility require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion; and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 6.5:1. The Senior Note indenture requires that we maintain a debt to tangible equity ratio not greater than 8.5:1 on the last day of each fiscal quarter. The Medium-term note indenture requires that we maintain a debt to tangible equity ratio of not more than 10:1.

The Amended Credit Facility, the Bank of America repurchase facility, and the JPMorgan Chase gestation facility require us to maintain a minimum of $1.0 billion in committed mortgage repurchase or warehouse facilities, with no more than $500 million of gestation facilities and excluding, uncommitted facilities provided by Fannie Mae. In addition, the RBS repurchase facility and the CSFB Mortgage repurchase facility require PHH Mortgage to maintain a minimum of $2.5 billion and $2.0 billion in mortgage repurchase or warehouse facilities, respectively, comprised of any uncommitted facilities provided by Fannie Mae and any committed mortgage repurchase or warehouse facility, including the respective facility.

At December 31, 2010, we were in compliance with all of our financial covenants related to our debt arrangements.

Under certain of our financing, servicing, hedging and related agreements and instruments, the lenders or trustees have the right to notify us if they believe we have breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, we believe we would have various periods in which to cure certain of such events of default. If we do not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of our debt could be accelerated and our ability to incur additional indebtedness could be restricted. In addition, an event of default or acceleration under certain of our agreements and instruments would trigger cross-default provisions under certain of our other agreements and instruments.

See Note 16, “Stock-Related Matters” in the accompanying Notes to Consolidated Financial Statements for information regarding debt covenants that may limit our ability to pay dividends.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations as of December 31, 2010:

	2011	2012	2013	2014 (In millions)	2015	Thereafter	Total
Asset-backed debt [1][2]	$ 4,974	$ 950	$ 607	$ 306	$ 9	$ 2	$ 6,848
Unsecured debt [1]	—	250	421	250	—	358	1,279
Mortgage Loan Securitization Debt Certificates	9	8	7	—	—	9	33
Operating leases	19	18	16	12	12	63	140
Capital leases [1]	1	—	—	—	—	—	1
Other purchase commitments	112	3	2	—	—	—	117
	$ 5,115	$ 1,229	$ 1,053	$ 568	$ 21	$ 432	$ 8,418

(1) The table above excludes future cash payments related to interest expense. Interest payments during 2010 totaled $169 million. Interest is calculated on most of our debt obligations based on variable rates referenced to LIBOR or other short-term interest rate indices. A portion of our interest cost related to vehicle management asset-backed debt is charged to lessees pursuant to lease agreements.

(2) Represents the contractual maturities for asset-backed debt arrangements as of December 31, 2010, except for our vehicle management asset-backed notes, where estimated payments have been used based on the expected cash inflows related to the securitized vehicle leases and related assets.

For further information about our Asset-backed debt, Unsecured debt and Mortgage securitization debt certificates, see"—Liquidity and Capital Resources—Indebtedness" and Note 11, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements.

Operating lease obligations include (i) leases for our Mortgage Production and Servicing segments in Mt. Laurel, New Jersey; Jacksonville, Florida and other smaller regional locations throughout the U.S; and (ii) leases for our Fleet Management Services segment for its headquarters office in Sparks, Maryland, office space and marketing centers in five locations in Canada and four smaller regional locations throughout the U.S.

Other purchase commitments include various commitments to purchase goods or services from specific suppliers made by us in the ordinary course of our business, including those related to capital expenditures. Other purchase commitments exclude our liability for income tax contingencies, which totaled $9 million as of December 31, 2010, since we cannot predict with reasonable certainty or reliability of the timing of cash settlements to the respective taxing authorities for these estimated contingencies. For more information regarding our liability for income tax contingencies, see Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements.

For further information about our Operating lease and Other purchase commitments, see Note 15, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements.

As of December 31, 2010, we had commitments to fund mortgage loans with agreed-upon rates or rate protection amounting to $7.3 billion.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require the payment of a fee. We may settle the forward delivery commitments on MBS or whole loans on a net basis; therefore, the commitments outstanding do not necessarily represent future cash obligations. Our $21.1 billion of forward delivery commitments on MBS or whole loans as of December 31, 2010 generally will be settled within 90 days of the individual commitment date.

For further information about our commitments to fund or sell mortgage loans, see Note 7, "Derivatives" in the accompanying Notes to Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In the ordinary course of business, we enter into numerous agreements that contain guarantees and indemnities whereby we indemnify another party for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that we could be required to make under these guarantees and the maximum potential amount of future payments cannot be estimated . With respect to certain guarantees, such as indemnifications of landlords against third-party claims, we maintain insurance coverage that mitigates any potential payments to be made.

We utilize committed mortgage gestation facilities as a component of our financing strategy. Certain gestation agreements are accounted for as sale transactions and result in mortgage loans and related debt that are not included in our Consolidated Balance Sheets. As of December 31, 2010, we have $1 billion of commitments under off-balance sheet gestation facilities and $420 million of these facilities were utilized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Fair Value Measurements

We have an established and documented process for determining fair value measurements. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We determine fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs, and may include valuation techniques such as present value cash flow models, option-pricing models or other conventional valuation methods. In addition, when estimating the fair value of liabilities, we may use the quoted price of an identical liability when traded and as an asset and quoted prices for similar liabilities or similar liabilities when traded as assets, if available.

We use unobservable inputs when observable inputs are not available. These inputs are based upon our judgments and assumptions, which represent our assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality and liquidity and are developed based on the best information available. The incorporation of counterparty credit risk did not have a significant impact on the valuation of our assets and liabilities recorded at fair value on a recurring basis as of December 31, 2010. The use of different assumptions may have a material effect on the estimated fair value amounts recorded in our financial statements. See "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for a sensitivity analysis based on hypothetical changes in interest rates.

As of December 31, 2010, 55% of our Total assets were measured at fair value on a recurring basis, and 2% of our Total liabilities were measured at fair value on a recurring basis.

Approximately 72% of our assets and liabilities measured at fair value on a recurring basis were valued using primarily observable inputs. These amounts were categorized within Level Two of the valuation hierarchy as defined by ASC 820, "Fair Value Measurements and Disclosures" and are comprised of the majority of our Mortgage loans held for sale and derivative assets and liabilities.

Approximately 28% of our assets and liabilities measured at fair value on a recurring basis were valued using significant unobservable inputs and were categorized within Level Three of the valuation hierarchy as defined by ASC 820. Approximately 80% of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of our Mortgage servicing rights. See "—Mortgage Servicing Rights" below.

The remainder of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of certain non-conforming mortgage loans held for sale, interest rate lock commitments and the conversion option and purchased options associated with the 2014 Convertible Notes. Certain non-conforming mortgage loans held for sale are classified within Level Three due to the lack of observable market pricing data and the inactive market for trading such mortgage loans. The fair value of our interest rate lock commitments ("IRLCs") is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of commitments that will result in a closed mortgage loan, which can vary based on the age of the underlying commitment and changes in mortgage interest rates. The valuation of our IRLCs approximates a whole-loan price, which includes the value of the related mortgage servicing rights. Our IRLCs are classified within Level Three of the valuation hierarchy due to the unobservable inputs used by us and the inactive market for trading such instruments. The estimated fair value of the conversion option and purchased options associated with the 2014 Convertible Notes uses an option pricing model and is primarily impacted by changes in the market price and volatility of our Common stock.

See Note 19, "Fair Value Measurements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding the fair value hierarchy, our assets and liabilities carried at fair value and activity related to our Level Three financial instruments.

Mortgage Servicing Rights

The fair value of our mortgage servicing rights ("MSRs") is estimated based upon projections of expected future cash flows. We use a third-party model as a basis to forecast prepayment rates at each monthly point for each interest rate path calculated using a probability weighted option adjusted spread ("OAS") model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage rates to the mortgage interest rate in our servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of our capitalized servicing portfolio to refinance if interest rates decline and estimated levels of home equity.

We utilize an MSR committee, which consists of key members of management to approve our MSR valuation policies and ensure that the fair value of our MSRs is appropriate considering all available internal and external data. We validate assumptions used in estimating the fair value of our MSRs against a number of third-party sources, which may include peer surveys, MSR broker surveys, third-party valuations and other market-based sources. Key assumptions include prepayment rates, discount rate and volatility.

If we experience a 10% adverse change in prepayment rates, OAS and volatility, the fair value of our MSRs would be reduced by $71 million, $65 million and $24 million, respectively. These sensitivities are hypothetical and for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from management's intervention to mitigate these variations.

Mortgage Loans Held for Sale

Mortgage loans held for sale ("MLHS") represent mortgage loans originated or purchased by us and held until sold to secondary market investors. We elected to measure MLHS at fair value, which is intended to better reflect the underlying economics of our business, as well as eliminate the operational complexities of our risk management activities related to MLHS and applying hedge accounting.

The fair value of MLHS is estimated by utilizing either: (i) the value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk; (ii) current commitments to purchase loans; or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As of December 31, 2010, we classified Scratch and Dent (loans with origination flaws or performance issues), second-lien, certain non-conforming and construction loans within Level Three of the valuation hierarchy due to the relative illiquidity observed in the market and lack of trading activity between willing market participants. The valuation of our MLHS classified within Level Three of the valuation hierarchy is based upon either the collateral value or expected cash flows of the underlying loans using assumptions that reflect the current market conditions. When determining the value of these Level Three assets, we considered our own loss experience related to these assets, as well as discount factors that we observed when the market for these assets was active.

Goodwill

The carrying value of our Goodwill is assessed for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill is assessed for impairment by comparing the carrying value of reporting units to their fair value. Our reporting units are the Fleet Management Services segment, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. The fair value of reporting units may be determined using an income approach, using discounted cash flows, or a combination of an income approach and a market approach, wherein comparative market multiples are used.

The carrying value of our Goodwill was $25 million as of December 31, 2010 and is attributable entirely to our Fleet Management Services segment. See Note 4, "Goodwill and Other Intangible Assets" in the accompanying Notes to Consolidated Financial Statements.

Income Taxes

We are subject to the income tax laws of the various jurisdictions in which we operate, including U.S federal, state, local and Canadian jurisdictions. These tax laws are complex, may be subject to different interpretations, and require the use of judgment in their application.

We record income taxes in accordance with ASC 740, "Income Taxes" which requires that deferred tax assets and liabilities be recognized. Deferred taxes are recorded for the expected future consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not, and are reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized.

As of December 31, 2010 and 2009, we had net deferred tax liabilities, which consisted of deferred tax assets primarily resulting from federal and state loss carryforwards and credits netted against deferred tax liabilities primarily resulting from the temporary differences created from originated Mortgage servicing rights and depreciation and amortization (primarily related to accelerated Depreciation on operating leases for tax purposes). The loss carryforwards are expected to reverse in future periods, offsetting taxable income resulting from the reversal of these temporary differences.

Based on projections of taxable income and prudent tax planning strategies available at our discretion, we determined that it is more-likely-than-not that certain deferred tax assets would be realized; however, we had valuation allowances of $54 million and $70 million as of December 31, 2010 and 2009, respectively, which primarily represent state net operating loss carryforwards that we believe that it is more likely than not that the loss carryforwards will not be realized. As of December 31, 2010 and 2009, we had no valuation allowances for deferred tax assets generated from federal net operating losses. Should a change in circumstances lead to a change in our judgments about the realization of deferred tax assets in future years, we would adjust the valuation allowances in the period that the change in circumstances occurs, along with a charge or credit to income tax expense. Significant changes to our estimates and assumptions may result in an increase or decrease to our tax expense in a subsequent period.

We record liabilities for income tax contingencies using a two-step process. We must first presume the tax position will be examined by the relevant taxing authority and determine whether it is "more likely than not" that the position will be sustained upon examination, based on its technical merits. Once an income tax position meets the "more likely than not" recognition threshold, it is then measured to determine the amount of the benefit to recognize in the financial statements.

Liabilities for income tax contingencies are reviewed periodically and are adjusted as events occur that affect our estimates, such as the availability of new information, subsequent transactions or events, the lapsing of applicable statutes of limitations, the conclusion of tax audits, the measurement of additional estimated liabilities based on current calculations (including interest and/or penalties), the identification of new income tax contingencies, the release of administrative tax guidance affecting our estimates of income tax liabilities or the rendering of relevant court decisions. The ultimate resolution of income tax contingency liabilities could have a significant impact on our effective income tax rate in a given financial statement period. Liabilities for income tax contingencies, including accrued interest and penalties, were $9 million and $8 million as of December 31, 2010 and 2009, respectively, and are reflected in Other liabilities in the accompanying Consolidated Balance Sheets.

Mortgage Loan Repurchase and Indemnification Liability

We have exposure to potential mortgage loan repurchase and indemnifications in our capacity as a loan originator and servicer. The estimation of the liability for probable losses related to repurchase and indemnification obligations considers both (i) specific, non-performing loans currently in foreclosure where we believe it will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling cost. The liability related to probable future repurchase or indemnification obligations is estimated based upon recent and historical repurchase and indemnification trends segregated by year of origination. An estimated loss severity, based on current loss rates for similar loans, is then applied to probable repurchases and indemnifications to estimate the liability for loan repurchases and indemnifications.

The underlying trends for loan repurchases and indemnifications are volatile and there is a significant amount of uncertainly regarding our expectations of future loan repurchases and indemnifications and related loss severities. We have observed an increase in loan repurchase and indemnification requests from investors and insurers due to the deteriorating economic conditions and the related impact on mortgage loan performance. Due to the significant uncertainties surrounding these estimates and the lack of historical insight into the patterns of repurchase and indemnification requests by investors and insurers, it is possible that our exposure exceeds our mortgage loan repurchase and indemnification liability. Our estimate of the mortgage loan repurchase and indemnification liability considers the current macro-economic environment and recent repurchase trends; however, if we experience a prolonged period of higher repurchase and indemnification activity or if weakness in the housing market continues and further declines in home values occur, then our realized losses from loan repurchases and indemnifications may ultimately be in excess of our liability. Given the levels of realized losses in recent periods, there is a reasonable possibility that future losses may be in excess of our recorded liability.

See Note 14, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements for further information.

Liability for Reinsurance Losses

The liability for reinsurance losses is determined based upon an actuarial analysis of loans subject to mortgage reinsurance that considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans including credit score and loan-to-value ratios. This actuarial analysis is updated on a quarterly basis and projects the future reinsurance losses over the term of the reinsurance contract as well as the estimated incurred and incurred but not reported losses as of the end of each reporting period. In addition to the actuarial analysis, the incurred and incurred but not reported losses provided by the primary mortgage insurance companies for loans subject to reinsurance are evaluated to assess the estimate of the actuarial-based reserve. See Note 14, "Credit Risk" in the accompanying Consolidated Financial Statements for more information regarding the activity in our reinsurance liability.

As of December 31, 2010, the actuarial estimate of total losses to be incurred over the remaining term of the reinsurance contracts was $192 million, which includes losses already incurred and not yet paid. As of December 31, 2010, the reserve for reinsurance losses was $113 million and expected future premium revenue to be earned over the remaining term of the reinsurance contracts was $81 million. We believe the current reinsurance reserve, combined with expected future premium revenue, will be sufficient to cover our expected future losses.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For detailed information regarding recently issued accounting pronouncements and the expected impact on our financial statements, see Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. Additionally, our escrow earnings on our mortgage servicing rights and our net investment in variable-rate lease assets are sensitive to changes in short-term interest rates such as LIBOR and commercial paper rates. We also are exposed to changes in short-term interest rates on certain variable rate borrowings including our mortgage warehouse asset-backed debt, vehicle management asset-backed debt and our unsecured revolving credit facility. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

Interest Rate Risk

See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" in this Form 10-K for a further description of our assets and liabilities subject to interest rate risk.

Sensitivity Analysis

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our debt portfolio, certain other interest-bearing liabilities and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a probability weighted OAS model to determine the fair value of MSRs and the impact of parallel interest rate shifts on MSRs. The primary assumptions in this model are prepayment speeds, OAS (discount rate) and implied volatility. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations, non-parallel shifts in the spread relationships between MBS, swaps and Treasury rates and changes in primary and secondary mortgage market spreads. For mortgage loans, IRLCs and forward delivery commitments on MBS or whole loans, we rely on market sources in determining the impact of interest rate shifts. In addition, for IRLCs, the borrower's propensity to close their mortgage loans under the commitment is used as a primary assumption.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used December 31, 2010 market rates on our instruments to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of December 31, 2010 given hypothetical instantaneous parallel shifts in the yield curve:

	Change in Fair Value					
	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
	(In millions)					
Mortgage assets:						
Restricted investments	$ 4	$ 2	$ 1	$ (1)	$ (3)	$ (5)
Mortgage loans held for sale	199	115	59	(63)	(126)	(254)
Interest rate lock commitments	193	126	68	(79)	(163)	(339)
Forward loan sale commitments	(444)	(254)	(130)	137	276	555
Total Mortgage loans held for sale, interest rate lock commitments and related derivatives	(52)	(13)	(3)	(5)	(13)	(38)
Mortgage servicing rights	(603)	(234)	(98)	82	150	249
Other assets	1	—	—	(1)	(1)	(2)
Total mortgage assets	(650)	(245)	(100)	75	133	204
Total vehicle assets	12	6	3	(3)	(6)	(12)
Interest rate contracts	(2)	(1)	(1)	1	2	4
Total liabilities	(35)	(18)	(9)	9	18	35
Total, net	$ (675)	$ (258)	$ (107)	$ 82	$ 147	$ 231

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the accompanying consolidated balance sheets of PHH Corporation and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in Items 8 and 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PHH Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 28, 2011

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2010	2009	2008
Revenues			
Mortgage fees	$ 291	$ 275	$ 208
Fleet management fees	157	150	163
Net fee income	448	425	371
Fleet lease income	1,370	1,441	1,585
Gain on mortgage loans, net	635	610	259
Mortgage interest income	110	89	173
Mortgage interest expense	(183)	(147)	(171)
Mortgage net finance (expense) income	(73)	(58)	2
Loan servicing income	415	431	430
Change in fair value of mortgage servicing rights	(427)	(280)	(554)
Net derivative loss related to mortgage servicing rights	—	—	(179)
Valuation adjustments related to mortgage servicing rights, net	(427)	(280)	(733)
Net loan servicing (loss) income	(12)	151	(303)
Other income	70	37	142
Net revenues	2,438	2,606	2,056
Expenses			
Salaries and related expenses	497	482	440
Occupancy and other office expenses	60	59	74
Depreciation on operating leases	1,224	1,267	1,299
Fleet interest expense	91	89	162
Other depreciation and amortization	22	26	25
Other operating expenses	429	403	438
Goodwill impairment	—	—	61
Total expenses	2,323	2,326	2,499
Income (loss) before income taxes	115	280	(443)
Income tax expense (benefit)	39	107	(162)
Net income (loss)	76	173	(281)
Less: net income (loss) attributable to noncontrolling interest	28	20	(27)
Net income (loss) attributable to PHH Corporation	$ 48	$ 153	$ (254)
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.87	$ 2.80	$ (4.68)
Diluted earnings (loss) per share attributable to PHH Corporation	$ 0.86	$ 2.77	$ (4.68)

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
($ in millions, except share data)

	December 31,	
	2010	2009
ASSETS		
Cash and cash equivalents	$ 195	$ 150
Restricted cash, cash equivalents and investments (including $254 of available-for-sale securities at fair value at December 31, 2010)	531	596
Mortgage loans held for sale	4,329	1,218
Accounts receivable, net of allowance for doubtful accounts of $4 and $6	573	469
Net investment in fleet leases	3,492	3,610
Mortgage servicing rights	1,442	1,413
Property, plant and equipment, net	46	49
Goodwill	25	25
Other assets	637	593
Total assets [1]	$ 11,270	$ 8,123
LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$ 521	$ 495
Debt	8,085	5,160
Deferred taxes	728	702
Other liabilities	358	262
Total liabilities [2]	9,692	6,619
Commitments and contingencies (Note 15)	—	—
EQUITY		
Preferred stock, $0.01 par value; 1,090,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 273,910,000 shares authorized; 55,699,218 shares issued and outstanding at December 31, 2010; 54,774,639 shares issued and outstanding at December 31, 2009	1	1
Additional paid-in capital	1,069	1,056
Retained earnings	465	416
Accumulated other comprehensive income	29	19
Total PHH Corporation stockholders' equity	1,564	1,492
Noncontrolling interest	14	12
Total equity	1,578	1,504
Total liabilities and equity	$ 11,270	$ 8,123

(1) Our Consolidated Balance Sheet at December 31, 2010 includes the following assets of variable interest entities which can be used only to settle their obligations: Cash and cash equivalents, $47; Restricted cash, cash equivalents and investments, $241; Mortgage loans held for sale, $389; Accounts receivable, net, $64; Net investment in fleet leases, $3,356; Property, plant, and equipment, net, $1; Other assets, $82; and Total assets, $4,180.

(2) Our Consolidated Balance Sheet at December 31, 2010 includes the following liabilities of variable interest entities which creditors or beneficial interest holders do not have recourse to PHH Corporation and Subsidiaries: Accounts payable and accrued expenses, $38; Debt, $3,367; Other liabilities, $5; and Total liabilities, $3,410.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
($ in millions, except share data)

	PHH Corporation Stockholders						
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
	Shares	Amount					
Balance at December 31, 2007	54,078,637	$ 1	$ 972	$ 527	$ 29	$ 32	$ 1,561
Adjustments to distributions of assets and liabilities to Cendant (now known as Avis Budget Group, Inc.) related to the Spin-Off	—	—	—	4	—	—	4
Effect of adoption of ASC 820 and ASC 825, net of income taxes of $(10)	—	—	—	(14)	—	—	(14)
Comprehensive loss:							
Net loss	—	—	—	(254)	—	(27)	
Currency translation adjustment	—	—	—	—	(26)	—	
Change in unfunded pension liability, net of income taxes of $(4)	—	—	—	—	(6)	—	
Total comprehensive loss	—	—	—	(254)	(32)	(27)	(313)
Distributions to noncontrolling interest	—	—	—	—	—	(4)	(4)
Proceeds on sale of sold warrants (Note 11)	—	—	24	—	—	—	24
Reclassification of purchased options and conversion option, net of income taxes of $(1) (Note 11)	—	—	(1)	—	—	—	(1)
Stock compensation expense	—	—	11	—	—	—	11
Stock options exercised, including excess tax benefit of $0	28,765	—	1	—	—	—	1
Restricted stock award vesting, net of excess tax benefit of $0	148,892	—	(2)	—	—	—	(2)
Balance at December 31, 2008	54,256,294	$ 1	$ 1,005	$ 263	$ (3)	$ 1	$ 1,267
Comprehensive income:							
Net income	—	—	—	153	—	20	
Currency translation adjustment	—	—	—	—	21	—	
Change in unfunded pension liability, net of income taxes of $1	—	—	—	—	1	—	
Total comprehensive income	—	—	—	153	22	20	195
Distributions to noncontrolling interest	—	—	—	—	—	(9)	(9)
Proceeds on sale of sold warrants (Note 11)	—	—	35	—	—	—	35
Stock compensation expense	—	—	13	—	—	—	13
Stock options exercised, including excess tax benefit of $0	302,760	—	4	—	—	—	4
Restricted stock award vesting, net of excess tax benefit of $0	215,585	—	(1)	—	—	—	(1)
Balance at December 31, 2009	54,774,639	$ 1	$ 1,056	$ 416	$ 19	$ 12	$ 1,504

Continued.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
($ in millions, except share data)

	PHH Corporation Stockholders						
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total Equity
	Shares	Amount					
Balance at December 31, 2009	54,774,639	$ 1	$ 1,056	$ 416	$ 19	$ 12	$ 1,504
Adjustments to distributions of assets and liabilities to Cendant (now known as Avis Budget Group, Inc.) related to the Spin-Off	—	—	—	1	—	—	1
Comprehensive income:							
Net income	—	—	—	48	—	28	
Currency translation adjustment	—	—	—	—	9	—	
Unrealized gains on available-for-sale securities, net of income taxes of $0	—	—	—	—	1	—	
Total comprehensive income	—	—	—	48	10	28	86
Distributions to noncontrolling interest	—	—	—	—	—	(26)	(26)
Purchase of noncontrolling interest			(1)				(1)
Stock compensation expense	—	—	8	—	—	—	8
Stock options exercised, including excess tax benefit of $0	593,429	—	10	—	—	—	10
Restricted stock award vesting, net of excess tax benefit of $0	331,150	—	(4)	—	—	—	(4)
Balance at December 31, 2010	55,669,218	$ 1	$ 1,069	$ 465	$ 29	$ 14	$ 1,578

See Notes to Consolidated Financial Statements.

2010 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 76	$ 173	$ (281)
Adjustments to reconcile Net income (loss) to net cash (used in) provided by operating activities:			
Goodwill impairment charge	—	—	61
Capitalization of originated mortgage servicing rights	(456)	(496)	(328)
Net unrealized loss on mortgage servicing rights and related derivatives	427	280	733
Vehicle depreciation	1,224	1,267	1,299
Other depreciation and amortization	22	26	25
Origination of mortgage loans held for sale	(38,140)	(29,592)	(20,580)
Proceeds on sale of and payments from mortgage loans held for sale	35,496	29,930	21,252
Net gain on interest rate lock commitments, mortgage loans held for sale and related derivatives	(614)	(638)	(190)
Deferred income tax expense (benefit)	27	123	(118)
Other adjustments and changes in other assets and liabilities, net	258	210	20
Net cash (used in) provided by operating activities	(1,680)	1,283	1,893
Cash flows from investing activities:			
Investment in vehicles	(1,463)	(1,073)	(1,959)
Proceeds on sale of investment vehicles	353	418	532
Proceeds on sale of mortgage servicing rights	8	92	179
Net cash paid on derivatives related to mortgage servicing rights	—	—	(111)
Purchases of property, plant and equipment	(17)	(11)	(21)
Purchases of restricted investments	(400)	—	—
Proceeds from restricted investments	148	—	—
Decrease (increase) in Restricted cash and cash equivalents	319	18	(35)
Other, net	12	6	7
Net cash used in investing activities	(1,040)	(550)	(1,408)
Cash flows from financing activities:			
Net decrease in short-term borrowings	—	—	(133)
Proceeds from borrowings	61,242	44,347	30,291
Principal payments on borrowings	(58,406)	(44,913)	(30,627)
Issuances of Company Common stock	10	4	1
Proceeds from the sale of Sold Warrants (Note 11)	—	35	24
Cash paid for Purchased Options (Note 11)	—	(66)	(51)
Cash paid for debt issuance costs	(51)	(54)	(54)
Other, net	(27)	(8)	(4)
Net cash provided by (used in) financing activities	$ 2,768	$ (655)	$ (553)

Continued.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
($ in millions)

	Year Ended December 31,		
	2010	2009	2008
Effect of changes in exchange rates on Cash and cash equivalents	$ (3)	$ (37)	$ 28
Net increase (decrease) in Cash and cash equivalents	45	41	(40)
Cash and cash equivalents at beginning of period	150	109	149
Cash and cash equivalents at end of period	$ 195	$ 150	$ 109
Supplemental Disclosure of Cash Flows Information:			
Interest payments	$ 169	$ 164	$ 292
Income tax (refunds) payments, net	(9)	(21)	28

See Notes to Consolidated Financial Statements.

2010 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

PHH Corporation and subsidiaries (collectively, "PHH" or the "Company") is a leading outsource provider of mortgage and fleet management services operating in the following business segments:

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.
- **Mortgage Servicing** — performs servicing activities for originated and purchased loans.
- **Fleet Management Services** — provides commercial fleet management services.

The Consolidated Financial Statements include the accounts and transactions of PHH and its subsidiaries, as well as entities in which the Company directly or indirectly has a controlling interest and variable interest entities of which the Company is the primary beneficiary. PHH Home Loans, LLC and its subsidiaries are consolidated within the Consolidated Financial Statements, and Realogy Corporation's ownership interest is presented as a noncontrolling interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, which is commonly referred to as GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include, but are not limited to, those related to the valuation of mortgage servicing rights, mortgage loans held for sale, other financial instruments and goodwill, the estimation of liabilities for mortgage loan repurchases and indemnifications and reinsurance losses, and the determination of certain income tax assets and liabilities and associated valuation allowances. Actual results could differ from those estimates.

Unless otherwise noted and except for share and per share data, dollar amounts presented within these Notes to Consolidated Financial Statements are in millions.

CHANGES IN ACCOUNTING POLICIES

Financing Receivables. In July 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" an update to ASC 310. This update enhances the disclosure requirements of ASC 310 regarding the credit quality of financing receivables and the allowance for credit losses and requires entities to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. In addition, ASU No. 2010-20 requires disclosure of credit quality indicators, past due information, and modifications of financing receivables. The disclosure provisions of the updates to ASU 2010-20 for end of period disclosure requirements were adopted effective December 31, 2010 and were included in Note 14, "Credit Risk" and discussion below. Further updates to ASU 2010-20 relate to disclosures about activity that occurs during a reporting period, and are effective for interim and annual reporting periods beginning on or after December 15, 2010. These updates enhance the disclosure requirements for financing receivables and credit losses, but will not impact the Company's financial position, results of operations or cash flows.

Transfers of Financial Assets. In June 2009, the FASB updated Accounting Standards Codification ("ASC") 860, "Transfers and Servicing" to eliminate the concept of a qualifying special-purpose entity, modify the criteria for applying sale accounting to transfers of financial assets or portions of financial assets, differentiate between the initial measurement of an interest held in connection with the transfer of an entire financial asset recognized as a sale and participating interests recognized as a sale and remove the provision allowing classification of interests received in a guaranteed mortgage securitization transaction that does not qualify as a sale as available-for-sale or trading securities. The updates to ASC 860 clarify (i) that an entity must consider all arrangements or agreements made contemporaneously or in contemplation of a transfer, (ii) the isolation analysis related to the transferor and its consolidated subsidiaries and (iii) the principle of effective control over the transferred financial asset. The updates also enhance financial statement disclosures. Revised recognition and measurement provisions are to be applied to transfers occurring on or after the effective date and the disclosure provisions are to be applied to transfers that occurred both before and after the effective date. The updates to this standard were adopted effective January 1, 2010. Except for the elimination of qualifying special-purpose entities addressed in the updates to ASC 810, "Consolidation" below, the adoption of the updates to ASC 860 did not impact the Consolidated Financial Statements.

Consolidation of Variable Interest Entities. In June 2009, the FASB updated Consolidation guidance in ASC 810 to modify certain characteristics that identify a variable interest entity ("VIE"), revise the criteria for determining the primary beneficiary of a VIE, add an additional reconsideration event to determining whether an entity is a VIE, eliminating troubled debt restructurings as an excluded reconsideration event and enhance disclosures regarding involvement with a VIE. Additionally, with the elimination of the concept of qualifying special-purpose entities ("QSPEs") in the updates to ASC 860, entities previously considered QSPEs are now within the scope of ASC 810. Entities required to consolidate or deconsolidate a VIE will recognize a cumulative effect in retained earnings for any difference in the carrying amount of the interest recognized. The Company adopted the updates to ASC 810 effective January 1, 2010. As a result of the adoption of updates to ASC 810, assets of consolidated VIEs that can be used only to settle the obligations of the VIE and liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company are presented separately on the face of the Consolidated Balance Sheets. As a result of the updates to ASC 860 eliminating the concept of QSPEs, the Company was required to consolidate a mortgage loan securitization trust that previously met the QSPE scope exception. Upon consolidation, the fair value option of measuring the assets and liabilities of the mortgage loan securitization trust at fair value was elected under ASC 825, "Financial Instruments." See Note 19, "Fair Value Measurements" for the transition adjustment related to the adoption of the updates to ASC 810 and ASC 860, which had no impact on Retained earnings, and Note 20, "Variable Interest Entities" for further discussion.

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board issued ASC 820, "Fair Value Measurements and Disclosures" ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also prioritizes the use of market-based assumptions, or observable inputs, over entity-specific assumptions or unobservable inputs when measuring fair value and establishes a three-level hierarchy based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. The fair value hierarchy designates quoted prices in active markets for identical assets or liabilities at the highest level and unobservable inputs at the lowest level. (See below for additional information regarding the fair value hierarchy.) ASC 820 also nullified the guidance which required the deferral of gains and losses at the inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique.

The provisions of ASC 820 were adopted for assets and liabilities that are measured at fair value on a recurring basis effective January 1, 2008. As a result of the adoption of ASC 820 for assets and liabilities that are measured at fair value on a recurring basis, a $9 million decrease in Retained earnings was recorded as of January 1, 2008. This amount represents the transition adjustment, net of income taxes, resulting from recognizing gains and losses related to interest rate lock commitments ("IRLCs") that were previously deferred. The fair value of IRLCs, as determined for the January 1, 2008 transition adjustment, excluded the value attributable to servicing rights, in accordance with the transition provisions of updates to ASC 815, "Derivatives and Hedging." The fair value associated with the servicing rights is included in the fair value measurement of all written loan commitments issued after January 1, 2008.

The following table summarizes the transition adjustment at the date of adoption of ASC 820:

	Balance January 1, 2008 Prior to Adoption	Transition Adjustment	Balance January 1, 2008 After Adoption
		(In millions)	
Derivative assets	$ 177	$ (3)	$ 174
Derivative liabilities	121	(12)	133
Income tax benefit		6	
Cumulative-effect adjustment, net of income taxes		$ (9)	

In February 2008, the FASB updated ASC 820 to delay the effective date for one year for nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value on a recurring basis. The deferral for nonfinancial assets and nonfinancial liabilities was elected and provisions of ASC 820 were adopted for the assessment of impairment of Goodwill, other intangible assets, net investment in operating leases, net investment in off-lease vehicles, real estate owned and Property, plant and equipment, net effective January 1, 2009. The measurement of fair value for nonfinancial assets incorporates the assumptions market participants would use in pricing the asset considering its highest and best use, where available, which may differ from the intended use of such assets and related assumptions and therefore may result in a different fair value than the fair value measured on a basis prior to the application of ASC 820. There were no events or circumstances resulting in the measurement of fair value for any significant nonfinancial assets other than real estate owned during 2009 and 2010. See Note 19, "Fair Value Measurements" for additional information.

In January 2010, the FASB updated ASC 820, "Fair Value Measurements and Disclosures" to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation for assets and liabilities classified within level three of the valuation hierarchy. The updates to this standard also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Effective January 1, 2010, the disclosure provisions of the updates to ASC 820 were adopted for transfers in and out of level one and level two, level of disaggregation and inputs and valuation techniques used to measure fair value and are included in Note 19, "Fair Value Measurements". Certain other updates to disclosures about the reconciliation of level three activity are effective for fiscal years and interim periods beginning after December 15, 2010, which will enhance the disclosure requirements and will not impact the Company's financial position, results of operations or cash flows.

Fair Value Option. In February 2007, the FASB issued ASC 825, "Financial Instruments". ASC 825 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "Fair Value Option"). Unrealized gains and losses on items for which the Fair Value Option has been elected are reported in earnings. Additionally, fees and costs associated with instruments for which the Fair Value Option is elected are recognized as earned and expensed as incurred, rather than deferred. The Fair Value Option is applied instrument by instrument (with certain exceptions), is irrevocable (unless a new election date occurs) and is applied only to an entire instrument.

Effective January 1, 2008, the provisions of ASC 825 were adopted and upon adoption, the election was made to measure certain eligible items at fair value, including all Mortgage loans held for sale ("MLHS") and Investment securities existing at the date of adoption. An automatic election was also made to record future MLHS and retained interests in the sale or securitization of mortgage loans at fair value. The fair value election for MLHS is intended to better reflect the underlying economics of, and eliminate the operational complexities of, risk management activities related to MLHS and applying hedge accounting pursuant to ASC 815 "Derivatives and Hedging". The fair value election for Investment securities enables all gains and losses on the investments to be recorded through the Consolidated Statements of Operations.

With the election of the Fair Value Option for MLHS, fees and costs associated with the origination and acquisition of MLHS are no longer deferred, which was the policy prior to this election. Prior to the election of the Fair Value Option, interest receivable related to MLHS was included in Accounts receivable, net in the Consolidated Balance Sheets; however, subsequent to the election, interest receivable is recorded as a component of the fair value of the underlying MLHS and is included in Mortgage loans held for sale in the Consolidated Balance Sheet. Investment securities were classified as either available-for-sale or trading securities or hybrid financial instruments prior to the election of the Fair Value Option for these securities. The recognition of unrealized gains and losses in earnings related to investments classified as trading securities and hybrid financial instruments is consistent with the recognition prior to the election of the Fair Value Option. However, prior to this election, available-for-sale securities were carried at fair value with unrealized gains and losses reported net of income taxes as a separate component of Equity. Unrealized gains or losses included in Equity as of January 1, 2008, prior to the election of the Fair Value Option, were not significant. As a result of the election of the Fair Value Option, a $5 million decrease in Retained earnings was recorded as of January 1, 2008, which represents the transition adjustment, net of income taxes, resulting from the recognition of fees and costs, net associated with the origination and acquisition of MLHS that were previously deferred. See Note 19, "Fair Value Measurements" for additional information.

The following table summarizes the transition adjustment at the date of adoption of ASC 825:

	Balance January 1, 2008 Prior to Adoption	Transition Adjustment	Balance January 1, 2008 After Adoption
Mortgage loans held for sale	$ 1,564	$ (4)	$ 1,560
Accounts receivable, net	686	(5)	681
Income tax benefit		4	
Cumulative-effect adjustment, net of income taxes		$ (5)	

Written Loan Commitments. In November 2007, the Securities and Exchange Commission (the "SEC") issued updates to ASC 815 "Derivatives and Hedging". Updates to ASC 815 express the view of the SEC staff that, consistent with the guidance in ASC 860, "Transfers and Servicing" and ASC 825, the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Updates to ASC 815 also retain the view of the SEC staff that internally developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The provisions of updates to ASC 815 were adopted effective January 1, 2008. Updates to ASC 815 require prospective application to derivative loan commitments issued or modified after the date of adoption. Upon adoption of updates to ASC 815 on January 1, 2008, the expected net future cash flows related to the servicing of mortgage loans associated with IRLCs issued from the adoption date forward are included in the fair value measurement of the IRLCs at the date of issuance. Prior to the adoption of updates to ASC 815, the net future cash flows related to the servicing of mortgage loans associated with the IRLCs were not included in their fair value. This change in accounting policy results in the recognition of earnings on the date the IRLCs are issued rather than when the mortgage loans are sold or securitized. Pursuant to the transition provisions of updates to ASC 815, a benefit to Gain on mortgage loans, net was recognized in the Consolidated Statement of Operations for the year ended December 31, 2008 of approximately $30 million, as the value attributable to servicing rights related to IRLCs as of January 1, 2008 was excluded from the transition adjustment for the adoption of ASC 820.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Receivables. In January 2011, the FASB issued ASU No. 2011-01, "Deferral of the Effective Date of Disclosures about Trouble Debt Restructurings in Update No. 2010-20", an update to ASC 310, "Receivables". Under the existing effective date in ASU No. 2010-20, companies would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. The amendments in this update temporarily defer that effective date, enabling public entity creditors to provide those disclosures after the FASB clarifies the guidance for determining what constitutes a troubled debt restructuring. This amendment does not defer the effective date of the other disclosure requirements in ASU No. 2010-20 as discussed above. This update is effective immediately. The Company does not expect the adoption of ASU No. 2011-01 to have an impact on the Consolidated Financial Statements.

Goodwill. In December 2010, the FASB issued ASU No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts", an update to ASC 350, "Intangibles – Goodwill and Other". ASC 350 requires that entities perform a two-step test when evaluating goodwill impairment by first assessing whether the carrying value of the reporting unit exceeds the fair value (Step 1) and, if it does, perform additional procedures to determine if goodwill has been impaired (Step 2). This update amends ASC 350 to require entities performing the goodwill impairment test to perform Step 2 of the test for reporting units with zero or negative carrying amounts if it is more likely than not that a goodwill impairment exists based on qualitative considerations. ASU No. 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU No. 2010-28 to have an impact on the Consolidated Financial Statements.

Business Combinations. In December 2010, the FASB issued ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations", an update to ASC 805, "Business Combinations". This update amends ASC 805 to require a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro-forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2010-29 to have a significant impact on the Consolidated Financial Statements.

Revenue Recognition. In October 2009, the FASB issued ASU No. 2009-13, "Multiple Deliverable Arrangements", an update to ASC 605, "Revenue Recognition". This update amends ASC 605 for how to determine whether an arrangement involving multiple deliverables (i) contains more than one unit of accounting and (ii) how the arrangement consideration should be measured and allocated to the separate units of accounting. ASU No. 2009-13 is effective prospectively for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of adopting ASU No. 2009-13.

REVENUE RECOGNITION

Mortgage Production. Mortgage production includes the origination and sale of residential mortgage loans. Mortgage loans are originated through various channels, including relationships with financial institutions, real estate brokerage firms, and corporate clients. The Company also purchases mortgage loans originated by third party financial institutions. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and appraisal and other income generated by the appraisal services business. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from private-label mortgage outsourcing activities.

Gain on mortgage loans, net includes the realized and unrealized gains and losses on Mortgage loans held for sale, as well as the changes in fair value of all loan-related derivatives, including interest rate lock commitments and freestanding loan-related derivatives.

Originated mortgage loans are principally sold directly to government-sponsored entities and other investors. Each type of mortgage loan transfer is evaluated for sales treatment through a review that includes both an accounting and a legal analysis to determine whether or not the transferred assets have been isolated from the transferor. To the extent the transfer of assets qualifies as a sale, the asset is derecognized and the gain or loss is recorded on the sale date. In the event the transfer of assets does not qualify as a sale, the transfer would be treated as a secured borrowing.

Loans are placed on non-accrual status when any portion of the principal or interest is 90 days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when the principal and interest become current and it is probable that the amounts are fully collectible.

Mortgage Servicing. Mortgage servicing involves the servicing of residential mortgage loans on behalf of the investor. Loan servicing income represents recurring servicing and other ancillary fees earned for servicing mortgage loans owned by investors as well as net reinsurance income or loss resulting from mortgage reinsurance contracts. Servicing fees received for servicing mortgage loans owned by investors are based on a stipulated percentage of the outstanding monthly principal balance on such loans, or the difference between the weighted-average yield received on the mortgage loans and the amount paid to the investor, less guaranty fees, expenses associated with business relationships and interest on curtailments. Loan servicing income is receivable only out of interest collected from mortgagors, and is recorded as income when collected. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected. Costs associated with loan servicing are charged to expense as incurred.

Fleet Management and Leasing. Fleet management services are provided to corporate clients and government agencies and include management and leasing of vehicles and other fee-based services for clients' vehicle fleets. Vehicles are leased primarily to corporate fleet users under open-end operating and direct financing lease arrangements where the client bears substantially all of the vehicle's residual value risk. The lease term under the open-end lease agreements provides for a minimum lease term of 12 months and after the minimum term, the leases may be continued at the lessees' election for successive monthly renewals. In limited circumstances, vehicles are leased under closed-end leases where the Company bears all of the vehicle's residual value risk. Gains or losses on the sales of vehicles under closed-end leases are recorded in Other income in the period of sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease revenues for operating leases, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Lease revenues for direct financing leases contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Direct finance leases are placed on non-accrual status when it is determined that the value of past due lease receivables will not be recoverable.

The interest component of lease revenue is determined in accordance with the pricing supplement to the respective lease agreement. The interest component of lease revenue is generally calculated on a variable-rate basis that fluctuates in accordance with changes in the variable-rate index; however, in certain circumstances, the lease may contain a fixed rate that would remain constant for the life of the lease. The depreciation component of lease revenue is based on the straight-line depreciation of the vehicle over its expected lease term. The management fee component of lease revenue is recognized on a straight-line basis over the life of the lease.

Revenue for other fleet management services is recognized as earned when such services are provided to the lessee. These services include fuel cards, accident management services and maintenance services, and revenue for these services based on a negotiated percentage of the purchase price for the underlying products or services provided by certain third-party suppliers and is recognized when the service is provided by the supplier.

An allowance for uncollectible receivables is recorded when it becomes probable, based on the age of outstanding receivables, that the receivables will not be collected. For clients that file for bankruptcy protection, pre-petition balances are fully reserved and post-petition balances are reserved if the leases are rejected from the bankruptcy petition or if the client enters into liquidation.

Certain truck and equipment leases are originated with the intention of syndicating to banks and other financial institutions. When operating leases are sold, the underlying assets are transferred and any rights to the leases and their future leasing revenues are assigned to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, the proceeds from the sale are recorded as revenue and an expense for the undepreciated cost of the asset sold is recognized. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded in Other income. Under certain of these sales agreements, a portion of residual risk in connection with the fair value of the asset at lease termination is retained and a liability is recorded for the retention of this risk.

INCOME TAXES

The Company is subject to the income tax laws of the various jurisdictions in which it operates, including U.S federal, state, local and Canadian jurisdictions. Consolidated federal and state income tax returns are filed.

Income tax expense consists of two components: current and deferred. Current tax expense represents the amount of taxes currently payable to or receivable from a taxing authority plus amounts accrued for income tax contingencies (including tax, penalty and interest). Deferred tax expense generally represents the net change in the deferred tax asset or liability balance during the year plus any change in the valuation allowance. Income tax expense excludes the tax effects related to adjustments recorded to Accumulated other comprehensive income (loss) as well as the tax effects of cumulative effects of changes in accounting principles. Interest and penalties related to income tax contingencies are recognized in Income tax expense (benefit) in the Consolidated Statements of Operations.

Deferred income taxes are determined using the balance sheet method. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Deferred tax assets and liabilities are regularly reviewed to assess their potential realization and to establish a valuation allowance when it is "more likely than not" that some portion will not be realized. Generally, any change in the valuation allowance is recorded in income tax expense; however, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded concurrently through Goodwill rather than Income tax expense (benefit).

The Company must presume that an uncertain income tax position will be examined by the relevant taxing authority and must determine whether it is more likely than not that the position will be sustained upon examination based on its technical merit. An uncertain income tax position that meets the "more likely than not" recognition threshold is then measured to determine the amount of the benefit to recognize in the financial statements. A liability is recorded for the amount of the unrecognized income tax benefit included in: (i) previously filed income tax returns and (ii) financial results expected to be included in income tax returns to be filed for periods through the date of the Consolidated Financial Statements.

Cash and Cash Equivalents

Marketable securities with original maturities of three months or less are included in Cash and cash equivalents.

Restricted Cash, Cash Equivalents and Investments

Restricted cash, cash equivalents and investments primarily relates to (i) amounts specifically designated to purchase assets, repay debt and/or provide over-collateralization within asset-backed debt arrangements, (ii) funds collected and held for pending mortgage closings and (iii) accounts held in trust for the capital fund requirements of and potential claims related to mortgage reinsurance activities.

Restricted cash and cash equivalents include marketable securities with original maturities of three months or less. Restricted investments are recorded at fair value and classified as available-for-sale.

Mortgage Loans Held for Sale

Mortgage loans held for sale represent loans originated or purchased and held until sold to secondary market investors. Mortgage loans are typically warehoused for a period of up to 60 days after origination or purchase before sale into the secondary market. The servicing rights and servicing obligations of mortgage loans are generally retained upon sale in the secondary market.

Mortgage loans held for sale are measured at fair value on a recurring basis.

Net Investment in Fleet Leases

Net investment in fleet leases includes vehicles under operating leases and direct financing lease receivables, as well as vehicles that are in transit awaiting delivery to clients or sale. From time to time, certain direct financing lease funding structures are utilized, which include the receipt of substantial lease prepayments for lease originations by the Canadian fleet management operations.

Vehicles under operating leases are stated at cost, net of accumulated depreciation. The initial cost of the vehicles is recorded net of incentives and allowances from vehicle manufacturers. Leased vehicles are depreciated on a straight-line basis over a term that generally ranges from 3 to 6 years. Direct finance leases are stated at the net present value of future expected cash flows.

An allowance for uncollectible lease receivables is recorded as a reduction to Net investment in fleet leases when it is determined that the value of past due lease receivables will not be recoverable upon sale of the underlying asset. The exposure to losses typically arises from clients that file for bankruptcy protection, as pre-petition receivables are fully reserved and post-petition balances are reserved if the leases are rejected from the bankruptcy petition or if the client enters into liquidation. Charge offs are recorded after the leased vehicles have been disposed and final shortfall has been determined.

MORTGAGE SERVICING RIGHTS

A mortgage servicing right is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering the mortgage loan servicing portfolio. Mortgage servicing rights are created through either the direct purchase of servicing from a third party or through the sale of an originated mortgage loan. Residential mortgage loans represent the single class of servicing rights which are measured at fair value on a recurring basis.

The initial value of capitalized mortgage servicing rights is recorded as an addition to Mortgage servicing rights in the Consolidated Balance Sheets and within Gain on mortgage loans, net in the Consolidated Statements of Operations. Valuation changes adjust the carrying amount of Mortgage servicing rights in the Consolidated Balance Sheets and are recognized in Change in fair value of mortgage servicing rights in the Consolidated Statements of Operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of Other depreciation and amortization in the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of Other depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives are 30 years for buildings and range from 3 to 5 years for capitalized software, 1 to 20 years for leasehold improvements and 3 to 10 years for furniture, fixtures and equipment.

Internal software development costs are capitalized during the application development stage. The costs capitalized relate to external direct costs of materials and services and employee costs related to the time spent on the project during the capitalization period. Capitalized software is evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of Goodwill and indefinite-lived intangible assets is assessed for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill is assessed for impairment by comparing the carrying value of reporting units to their fair value. The Company's reporting units are the Fleet Management Services segment, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. The fair value of reporting units may be determined using an income approach, discounted cash flows or a combination of an income approach and a market approach, wherein comparative market multiples are used.

Indefinite-lived intangible assets are comprised entirely of trademarks for all periods presented. Fair value of trademarks is determined by discounting cash flows determined from applying a hypothetical royalty rate to projected revenues associated with these trademarks.

Intangible assets subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Amortizable intangible assets included on the Consolidated Balance Sheets consist primarily of customer lists that are amortized on a straight-line basis over a 20-year period.

Costs to renew or extend recognized intangible assets are expensed as the costs are incurred.

DERIVATIVE INSTRUMENTS

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates. As a matter of policy, derivatives are not used for speculative purposes. Derivative instruments that are measured at fair value on a recurring basis are included in Other assets or Other liabilities in the Consolidated Balance Sheets.

FAIR VALUE

A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety. The valuation hierarchy consists of the following levels:

Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.

Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Company's assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.

Fair value is based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company's assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality, the Company's creditworthiness and liquidity and are developed based on the best information available.

When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors. In the event that certain inputs to the valuation of assets and liabilities are actively quoted and can be validated to external sources, the realized and unrealized gains and losses included in the tables above include changes in fair value determined by observable factors.

Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs.

MORTGAGE LOAN REPURCHASE AND INDEMNIFICATION LIABILITY

The Company has exposure to potential mortgage loan repurchase and indemnifications in its capacity as a loan originator and servicer. The estimation of the liability for probable losses related to repurchase and indemnification obligations considers both (i) specific, non-performing loans currently in foreclosure where the Company believes it will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling cost. The liability related to probable future repurchase or indemnification obligations is estimated based upon recent and historical repurchase and indemnification trends segregated by year of origination. An estimated loss severity, based on current loss rates for similar loans, is then applied to probable repurchases and indemnifications to estimate the liability for loan repurchases and indemnifications. The liability for mortgage loan repurchases and indemnifications is included within Other Liabilities in the Consolidated Balance Sheets.

LIABILITY FOR REINSURANCE LOSSES

The liability for reinsurance losses is determined based upon an actuarial analysis of loans subject to mortgage reinsurance that considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans including credit score and loan-to-value ratios. This actuarial analysis is updated on a quarterly basis and projects the future reinsurance losses over the term of the reinsurance contract as well as the estimated incurred and incurred but not reported losses as of the end of each reporting period. In addition to the actuarial analysis, the incurred and incurred but not reported losses provided by the primary mortgage insurance companies for loans subject to reinsurance are evaluated to assess the estimate of the actuarial-based reserve. The liability for reinsurance losses is included within Other Liabilities in the Consolidated Balance Sheets.

CUSTODIAL ACCOUNTS

The Company has a fiduciary responsibility for servicing accounts related to customer escrow funds and custodial funds due to investors aggregating approximately $3.0 billion and $2.3 billion as of December 31, 2010 and 2009, respectively. These funds are maintained in segregated bank accounts, and these amounts are not included in the assets and liabilities presented in the Consolidated Balance Sheets. The Company receives certain benefits from these deposits, as allowable under federal and state laws and regulations. Income earned on these escrow accounts is recorded in Mortgage interest income in the Consolidated Statements of Operations.

SUBSEQUENT EVENTS

Subsequent events are evaluated through the date of filing with the Securities and Exchange Commission.

2. Earnings (Loss) Per Share

Basic earnings (loss) per share attributable to PHH Corporation was computed by dividing Net income (loss) attributable to PHH Corporation during the period by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share attributable to PHH Corporation was computed by dividing Net income (loss) attributable to PHH Corporation by the weighted-average number of shares outstanding, assuming all potentially dilutive common shares were issued.

For the years ended December 31, 2010 and 2009, the weighted-average computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method excludes: (i) approximately 0.4 million and 2.8 million, respectively, of outstanding stock-based compensation awards as their inclusion would be anti-dilutive; (ii) the assumed conversion of the 2012 Convertible Notes and related purchased options and sold warrants as their inclusion would be anti-dilutive; (iii) sold warrants related to the Company's 2014 Convertible Notes as their inclusion would be anti-dilutive; and (iv) the 2014 Convertible Notes and related purchased options as they are currently to be settled only in cash. The Convertible Notes are further discussed in Note 11, "Debt and Borrowing Arrangements."

For the year ended December 31, 2008, the weighted-average computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method excludes: (i) approximately 4.2 million of outstanding stock-based compensation awards, as their inclusion would be anti-dilutive and (ii) the assumed conversion of the 2012 Convertible Notes and related purchased options and sold warrants as their inclusion would be anti-dilutive.

The following table summarizes the calculations of basic and diluted earnings (loss) per share attributable to PHH Corporation for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
	(In millions, except share and per share data)		
Net income (loss) attributable to PHH Corporation	$ 48	$ 153	$ (254)
Weighted-average common shares outstanding — basic	55,480,388	54,625,178	54,284,089
Effect of potentially dilutive securities:			
Stock options	150,832	49,143	—
Restricted stock units	586,044	541,113	—
Weighted-average common shares outstanding — diluted	56,217,264	55,215,434	54,284,089
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.87	$ 2.80	$ (4.68)
Diluted earnings (loss) per share attributable to PHH Corporation	$ 0.86	$ 2.77	$ (4.68)

3. Restricted Cash, Cash Equivalents and Investments

The following table summarizes Restricted cash, cash equivalents and investment balances:

	December 31, 2010	December 31, 2009
	(In millions)	
Restricted cash and cash equivalents	$ 277	$ 596
Restricted investments, at fair value	254	—
Restricted cash, cash equivalents and investments	$ 531	$ 596

During the year ended December 31, 2010, the restricted cash related to our reinsurance activities was invested in certain debt securities as permitted under its reinsurance agreements. These investments remain in trust for capital fund requirements and potential reinsurance losses, as summarized in the following table:

	December 31, 2010				
Restricted investments classified as available-for-sale:	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses	Weighted-average remaining maturity
			(In millions)		
Corporate securities	$ 71	$ 71	$ —	$ —	30 mos.
Agency securities [(1)]	106	107	1	—	26 mos.
Government securities	76	76	—	—	28 mos.
Total available-for-sale securities	$ 253	$ 254	$ 1	$ —	27 mos.

(1) Represents bonds and notes issued by various agencies including, but not limited to, Fannie Mae, Freddie Mac and Federal Home Loan Banks.

During the year ended December 31, 2010, the amount of realized gains and losses from the sale of available-for-sale securities was not significant. There were no available-for-sale securities outstanding during the year ended or as of December 31, 2009.

4. Goodwill and Other Intangible Assets

Goodwill and Intangible assets are recorded within the Fleet Management Services segment and consisted of:

	December 31, 2010			December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets:			(In millions)			
Other Assets:						
Customer lists	$ 40	$ 20	$ 20	$ 40	$ 18	$ 22
Other	13	12	1	13	12	1
	$ 53	$ 32	$ 21	$ 53	$ 30	$ 23
Unamortized Intangible Assets:						
Goodwill	$ 25			$ 25		
Other Assets:						
Trademarks	15			15		
	$ 40			$ 40		

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Due to deteriorating market conditions, the Company assessed the carrying value of Goodwill for each of the reporting units as of September 30, 2008 and determined that there was an indication of impairment of Goodwill associated with its PHH Home Loans reporting unit, which is included in the Mortgage Production segment. A valuation of PHH Home Loans was performed as of September 30, 2008 utilizing a discounted cash flow approach with its most recent short-term projections and long-term outlook for the business and the industry. This valuation, and the related allocation of fair value to the assets and liabilities of the reporting unit, indicated that the entire amount of Goodwill related to the PHH Home Loans reporting unit was impaired. The primary cause of the impairment was the continued weakness in the housing market, coupled with continued adverse conditions in the mortgage market during the year ended December 31, 2008.

During the year ended December 31, 2008, a non-cash charge for Goodwill impairment of $61 million was recorded ($56 million, net of a $5 million income tax benefit) and Net loss attributable to noncontrolling interest included an impairment charge of $30 million. The Goodwill impairment impacted Net loss attributable to PHH Corporation for the year ended December 31, 2008 by $26 million.

Amortization expense included within Other depreciation and amortization relating to intangible assets was as follows:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Customer lists	$ 2	$ 2	$ 2
Other	—	—	1
	$ 2	$ 2	$ 3

Based on the amortizable intangible assets as of December 31, 2010, estimated future amortization expense is expected to approximate $2 million for each of the next five fiscal years.

5. Mortgage Servicing Rights

The total servicing portfolio consists of loans associated with capitalized mortgage servicing rights, loans held for sale, and the servicing portfolio associated with loans subserviced for others. The total servicing portfolio, including loans subserviced for others was $166.1 billion, $151.5 billion, and $149.8 billion as of December 31, 2010, 2009 and 2008, respectively. Mortgage servicing rights ("MSRs") recorded in the Consolidated Balance Sheets are related to the capitalized servicing portfolio, and are created either through the direct purchase of servicing from a third party, or through the sale of an originated loan.

The activity in the loan servicing portfolio associated with capitalized servicing rights consisted of:

	Year Ended December 31,		
	2010	2009	2008
Unpaid principal balance of loans included in capitalized portfolio:		(In millions)	
Balance, beginning of period	$ 127,700	$ 129,078	$ 126,540
Additions	32,940	27,739	20,156
Payoffs, sales and curtailments	(25,887)	(29,117)	(17,618)
Balance, end of period	$ 134,753	$ 127,700	$ 129,078

2010 Annual Report

The activity in capitalized MSRs consisted of:

	Year Ended December 31,		
	2010	2009 (In millions)	2008
Mortgage Servicing Rights:			
Balance, beginning of period	$ 1,413	$ 1,282	$ 1,502
Additions	456	497	334
Changes in fair value due to:			
Realization of expected cash flows	(261)	(391)	(267)
Changes in market inputs or assumptions used in the valuation model	(166)	111	(287)
Sales	—	(86)	—
Balance, end of period	$ 1,442	$ 1,413	$ 1,282

The value of MSRs is driven by the net positive cash flows associated with servicing activities. These cash flows include contractually specified servicing fees, late fees and other ancillary servicing revenue. Contractually specified servicing fees, late fees and other ancillary servicing revenue were recorded within Loan servicing income as follows:

	Year Ended December 31,		
	2010	2009 (In millions)	2008
Net service fee revenue	$ 401	$ 422	$ 431
Late fees	20	18	20
Other ancillary servicing revenue [1]	45	40	23

(1) Includes a $3 million gain on the sale of excess servicing during the year ended December 31, 2009.

As of December 31, 2010 and 2009, the MSRs had a weighted-average life of approximately 5.7 years and 5.3 years, respectively. Approximately 70% of the MSRs associated with the loan servicing portfolio were restricted from sale without prior approval from private-label clients or investors as of both December 31, 2010 and 2009.

The following summarizes certain information regarding the initial and ending capitalization rates of the MSRs:

	Year Ended December 31,	
	2010	2009
Initial capitalization rate of additions to MSRs	1.39%	1.79%
Weighted-average servicing fee of additions to MSRs (in basis points)	30	33

	December 31,	
	2010	2009
Capitalized servicing rate	1.07%	1.11%
Capitalized servicing multiple	3.5	3.6
Weighted-average servicing fee (in basis points)	30	31

See Note 19, "Fair Value Measurements" for additional information regarding the valuation of MSRs.

6. Mortgage Loan Sales

Residential mortgage loans are sold through one of the following methods: (i) sales to Fannie Mae and Freddie Mac and loan sales to other investors guaranteed by Ginnie Mae (collectively "GSEs"), or (ii) sales to private investors. During the year ended December 31, 2010, 95% of mortgage loan sales were to the GSEs and the remaining 5% were sold to private investors.

The Company may have continuing involvement in mortgage loans sold by retaining one or more of the following: servicing rights and servicing obligations, recourse obligations and/or beneficial interests (such as interest-only strips, principal-only strips, or subordinated interests). The Company is exposed to interest rate risks through its continuing involvement with mortgage loans sold, including mortgage servicing rights and other retained interests, as the value of those instruments fluctuate as changes in interest rates impact borrower prepayments on the underlying mortgage loans. (See Note 7, "Derivatives" for additional information regarding interest rate risk.) The Company did not retain any interests from sales or securitizations other than mortgage servicing rights during the years ended December 31, 2010 and 2009.

During the year ended December 31, 2010, mortgage servicing rights were retained on approximately 95% of mortgage loans sold. Conforming conventional loans serviced are sold or securitized through Fannie Mae or Freddie Mac programs. Such servicing is generally performed on a non-recourse basis, whereby foreclosure losses are the responsibility of Fannie Mae or Freddie Mac. Government loans serviced are generally sold or securitized through Ginnie Mae programs and are either insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Department of Veteran Affairs. Additionally, non-conforming mortgage loans are serviced for various private investors on a non-recourse basis. See Note 5, "Mortgage Servicing Rights" for further information related to the capitalized servicing portfolio and mortgage servicing rights.

A majority of mortgage loans are sold on a non-recourse basis; however, representations and warranties have been made that are customary for loan sale transactions, including eligibility characteristics of the mortgage loans and underwriting responsibilities, in connection with the sales of these assets. See Note 14, "Credit Risk" for a further description of representation and warranty obligations.

The following table sets forth information regarding cash flows relating to loan sales in which the Company has continuing involvement:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Proceeds from new loan sales or securitizations	$ 33,756	$ 28,000	$ 19,049
Servicing fees received [1]	401	422	431
Other cash flows received on retained interests [2]	1	4	12
Purchases of delinquent or foreclosed loans[3]	(61)	(65)	(79)
Servicing advances [4]	(1,455)	(1,085)	(735)
Repayment of servicing advances	1,398	1,050	678

(1) Excludes late fees and other ancillary servicing revenue.

(2) Represents cash flows received on retained interests other than servicing fees.

(3) Excludes indemnification payments to investors and insurers of the related mortgage loans.

(4) As of December 31, 2010 and 2009, outstanding servicing advance receivables of $187 million and $141 million, respectively, were included in Accounts receivable, net.

During the years ended December 31, 2010, 2009, and 2008, pre-tax gains of $666 million, $582 million, and $233 million, respectively, related to the sale or securitization of residential mortgage loans were recognized in Gain on mortgage loans, net in the Consolidated Statement of Operations.

7. Derivatives

The Company did not have any derivative instruments designated as hedging instruments as of and during the years ended December 31, 2010 or 2009. The following is a description of the risk management policies related to interest rate lock commitments, Mortgage loans held for sale, Mortgage servicing rights, debt and foreign exchange risk.

MARKET RISK

The Company's principal market exposure is to interest rate risk, specifically long-term U.S. Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. The Company also has exposure to LIBOR due to its impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. From time to time various financial instruments are used to manage and reduce this risk, including swap contracts, forward delivery commitments on mortgage-backed securities or whole loans, futures and options contracts.

Interest Rate Lock Commitments. Interest rate lock commitments ("IRLCs") represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of the IRLC through the loan funding date or expiration date. The loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. Forward delivery commitments on mortgage-backed securities or whole loans and options on forward contracts are used to manage the interest rate and price risk. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. See Note 19, "Fair Value Measurements" for further discussion regarding IRLCs.

Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on Mortgage loans held for sale from the loan funding date until the date the loan is sold into the secondary market. Mortgage forward delivery commitments on mortgage-backed securities or whole loans are primarily used to fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Forward delivery commitments may not be available for all products that the Company originates; therefore, a combination of derivative instruments, including forward delivery commitments for similar products may be used to minimize the interest rate and price risk. See Note 19, "Fair Value Measurements" for additional information regarding mortgage loans and related forward delivery commitments.

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") are subject to substantial interest rate risk as the mortgage notes underlying the servicing rights permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. The amount and composition of derivatives used, if any, will depend on the exposure to loss of value on the MSRs, the expected cost of the derivatives, expected liquidity needs, and the expected increase to earnings generated by the origination of new loans resulting from the decline in interest rates. This serves as an economic hedge of the MSRs, which provides a benefit when increased borrower refinancing activity results in higher production volumes, which would partially offset declines in the value of the MSRs thereby reducing the need to use derivatives. The benefit of this economic hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, this benefit may not be realized under certain circumstances regardless of the change in interest rates.

As of and during the years ended December 31, 2010 and 2009, there were no derivatives used to offset potential adverse changes in the fair value of MSRs that could affect reported earnings.

During the year ended December 31, 2008, a combination of derivative instruments were used to offset potential adverse changes in the fair value of MSRs. These derivatives were freestanding derivatives and were not designated in a hedge relationship, and included interest rate swap contracts, interest rate futures contracts, interest rate forward contracts, mortgage forward contracts, options on forward contracts, options on futures contracts, options on swap contracts and principal-only swaps. During the year ended December 31, 2008, the Company assessed the composition of the capitalized mortgage loan servicing portfolio and its relative sensitivity to refinance if interest rates decline, the cost of hedging and the anticipated effectiveness of the hedge given the economic environment. Based on that assessment, the Company made the decision to close out substantially all of its derivatives related to MSRs during the three months ended September 30, 2008. For the year ended December 31, 2008, changes in fair value of MSR-related derivatives were recorded in Net derivative (loss) gain related to mortgage servicing rights.

Debt. The Company may use various hedging strategies and derivative financial instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies may include swaps and interest rate caps. To more closely match the characteristics of the related assets, including the net investment in variable-rate lease assets, either variable-rate debt or fixed-rate debt is issued, which may be swapped to variable LIBOR-based rates.

In conjunction with the issuance of the 2014 Convertible Notes the conversion option (derivative liability) and purchased options (derivative asset) were issued, each of which are indexed to the Company's Common stock. The conversion option and purchased options are recognized in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense. The conversion option allowed the Company to reduce the coupon rate of the 2014 Convertible Notes and the associated semiannual interest payments. The purchased options and sold warrants are intended to reduce the potential dilution to the Company's Common stock upon conversion of the 2014 Convertible Notes and generally have the effect of increasing the conversion price from $25.805 to $34.74 per share. See Note 11, "Debt and Borrowing Arrangements" for further discussion regarding the 2014 Convertible Notes and the related conversion option, purchased options and sold warrants.

FOREIGN EXCHANGE RISK

The Company also has exposure to foreign exchange risk through: (i) our investment in our Canadian operations; (ii) any U.S. dollar borrowing arrangements we may enter into to fund Canadian dollar denominated leases and operations; and (iii) through any foreign exchange forward contracts that we may enter into. Currency swap agreements are used to manage such risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DERIVATIVE ACTIVITY

Derivative instruments are recorded in Other assets and Other liabilities in the Consolidated Balance Sheets. The following table presents the balances of outstanding derivative amounts on a gross basis, prior to the application of counterparty and collateral netting:

	December 31, 2010			December 31, 2009		
	Asset Derivatives	Liability Derivatives	Notional	Asset Derivatives	Liability Derivatives	Notional
	(In millions)					
Interest rate lock commitments	$ 42	$ 46	$ 7,328	$ 31	$ 5	$ 4,441
Forward delivery commitments: [1]						
Not subject to master netting arrangements	61	14	4,703	44	9	3,976
Subject to master netting arrangements[2]	248	68	16,438	34	4	2,898
Interest rate contracts	4	—	653	8	—	911
Convertible note-related agreements	54	54	— [3]	37	37	— [3]
Foreign exchange contracts	—	—	30	—	2	285
Gross derivative assets and liabilities	409	182		154	57	
Netting adjustments:						
Offsetting receivables/ payables	(241)	(241)		(4)	(4)	
Cash collateral paid (received)	—	190		(6)	(1)	
Net fair value of derivative instruments	$ 168	$ 131		$ 144	$ 52	

(1) The net notional amount of Forward delivery commitments is $10.3 billion and $4.2 billion as of December, 31 2010 and 2009, respectively.

(2) Represents derivative instruments that are executed with the same counterparties and subject to master netting arrangements. Forward delivery commitments subject to netting shown above were presented in the Balance sheets as follows:

	December 31, 2010		December 31, 2009	
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
	(In millions)			
Other Assets	$ 10	$ 3	$ 34	$ 4
Other Liabilities	238	65	—	—
Total	$ 248	$ 68	$ 34	$ 4

(3) The notional amount of the derivative instruments related to the issuance of the 2014 Convertible Notes represents 9.6881 million shares of the Company's Common stock as of December 31, 2010 and 2009.

The following table summarizes the gains (losses) recorded in the Consolidated Statement of Operations for derivative instruments:

	Statement of Operations Presentation	December 31, 2010	December 31, 2009
		(In millions)	
Interest rate lock commitments	Gain on mortgage loans, net	$ 1,212	$ 667
Option contracts	Gain on mortgage loans, net	(26)	—
Forward delivery commitments	Gain on mortgage loans, net	(132)	(30)
Interest rate contracts	Fleet interest expense	(6)	(3)
Foreign exchange contracts	Fleet interest expense	(11)	(41)
Total derivative instruments		$ 1,037	$ 593

8. Vehicle Leasing Activities

The components of Net investment in fleet leases were as follows:

	December 31, 2010	December 31, 2009
	(In millions)	
Operating Leases:		
Vehicles under open-end operating leases	$ 7,601	$ 7,446
Vehicles under closed-end operating leases	208	263
Vehicles under operating leases	7,809	7,709
Less: Accumulated depreciation	(4,671)	(4,382)
Net investment in operating leases	3,138	3,327
Direct Financing Leases:		
Lease payments receivable	106	121
Less: Unearned income	(3)	(4)
Net investment in direct financing leases	103	117
Off-Lease Vehicles:		
Vehicles not yet subject to a lease	248	164
Vehicles held for sale	7	9
Less: Accumulated depreciation	(4)	(7)
Net investment in off-lease vehicles	251	166
Net investment in fleet leases	$ 3,492	$ 3,610

	December 31, 2010	December 31, 2009
Vehicles under open-end leases	97%	95%
Vehicles under closed-end leases	3%	5%
Vehicles under variable-rate leases	80%	76%
Vehicles under fixed-rate leases	20%	24%

The following table presents the future minimum lease payments to be received as of December 31, 2010. Amounts presented include the monthly payments for the unexpired portion of the minimum lease term, which is 12 months under open-end lease agreements, and the residual value guaranteed by the lessee during the minimum lease term. The interest component included in future minimum payments is based on the rate in effect at the inception of each lease.

	Future Minimum Lease Payments	
	Operating Leases	Direct Financing Leases
	(In millions)	
2011	$ 891	$ 63
2012	39	6
2013	29	5
2014	19	2
2015	10	1
Thereafter	3	3
	$ 991	$ 80

For variable-rate leases, changes in interest rates subsequent to the inception are used to calculate contingent rentals which are recorded in Fleet lease income in the Consolidated Statement of Operations. Contingent rentals from operating leases were not significant for the year ended December 31, 2010 and were $(9) million and $(16) million for the years ended December 31, 2009 and 2008, respectively. Contingent rentals from direct financing leases were not significant.

9. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of:

	December 31,	
	2010	2009
	(In millions)	
Furniture, fixtures and equipment	$ 76	$ 76
Capitalized software	118	119
Building and leasehold improvements	10	10
	204	205
Less: Accumulated depreciation and amortization	(158)	(156)
	$ 46	$ 49

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of:

	December 31, 2010	December 31, 2009
	(In millions)	
Accounts payable	$ 278	$ 264
Repurchase eligible loans [1]	134	139
Accrued payroll and benefits	42	58
Accrued interest	37	20
Other	30	14
	$ 521	$ 495

[1] Repurchase eligible loans represent sold mortgage loans that are held by investors where the Company has the right, but not the obligation, to repurchase the loan. Corresponding assets related to the loan balances of $134 million and $139 million are recorded within Other Assets in the Consolidated Balance Sheets as of December 31, 2010 and 2009, respectively.

11. Debt and Borrowing Arrangements

The following table summarizes the components of indebtedness:

	December 31, 2010		December 31, 2009	
	Balance	Weighted Average Interest Rate[1]	Balance	Weighted Average Interest Rate[1]
	(In millions)			
Term notes, in amortization	$ 1,167	2.2%	$ 657	2.0%
Term notes, in revolving period	989	2.0%	2,202	2.0%
Variable funding notes	871	1.9%	—	—
Other	39	5.1%	33	5.4%
Total Vehicle Management Asset-Backed Debt	3,066		2,892	
Committed warehouse facilities	2,419	2.1%	622	3.0%
Uncommitted warehouse facilities	1,290	1.2%	330	1.0%
Servicing advance facility	68	2.8%	44	2.7%
Total Mortgage Asset-Backed Debt	3,777		996	
Term notes	782	8.1%	439	7.2%
Convertible notes	430	4.0%	401	4.0%
Credit facilities	—	—	432	1.0%
Total Unsecured Debt	1,212		1,272	
Mortgage Loan Securitization Debt Certificates, at Fair Value [2]	30	7.0%	—	—
Total Debt	$ 8,085		$ 5,160	

[1] Represents the weighted-average stated interest rate of the facilities as of the respective date. Facilities are variable-rate, except for the Term Notes, Convertible Notes, and Mortgage Loan Securitization Debt Certificates which are fixed-rate.

[2] Mortgage Loan Securitization Debt Certificates were consolidated with securitized mortgage loans as a result of the adoption of updates to ASC 810. (See Note 1, "Summary of Significant Accounting Policies" for additional information). As of December 31, 2010, the balance of the securitized mortgage loans was $42 million and was included in Other Assets in the Consolidated Balance Sheet. Cash flows of the loans support payment of the debt certificates and creditors of the securitization trust do not have recourse to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets held as collateral that are not available to pay the Company's general obligations as of December 31, 2010 consisted of:

	Vehicle Asset-Backed Debt	Mortgage Asset-Backed Debt
	(In millions)	
Restricted cash and cash equivalents	$ 241	$ —
Accounts receivable	50	80
Mortgage loans held for sale	—	3,891
Net investment in fleet leases	3,351	—
Total	$ 3,642	$ 3,971

The following table provides the contractual debt maturities as of December 31, 2010:

	Vehicle Asset Backed Debt [1]	Mortgage Asset Backed Debt	Unsecured Debt	Mortgage Loan Securitization Debt Certificates	Total
			(In millions)		
Within one year	$ 1,197	$ 3,777	$ —	$ 9	$ 4,983
Between one and two years	950	—	250	8	1,208
Between two and three years	607	—	421	7	1,035
Between three and four years	306	—	250	—	556
Between four and five years	9	—	—	—	9
Thereafter	2	—	358	9	369
	$ 3,071	$ 3,777	$ 1,279	$ 33	$ 8,160

(1) Maturities of vehicle management asset-backed notes, a portion of which are amortizing in accordance with their terms, represent estimated payments based on the expected cash inflows related to the securitized vehicle leases and related assets.

Capacity under all borrowing agreements is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. Capacity under asset-backed funding arrangements may be further limited by the asset eligibility requirements. Available capacity under committed asset-backed debt arrangements and unsecured credit facilities as of December 31, 2010 consisted of:

	Capacity	Utilized Capacity	Available Capacity
		(In millions)	
Vehicle Management Asset-Backed Debt:			
Term notes, in revolving period	$ 989	$ 989	$ —
Variable funding notes	1,301	871	430
Mortgage Asset-Backed Debt:			
Committed warehouse facilities	2,825	2,419	406
Servicing advance facility	120	68	52
Unsecured Committed Credit Facilities[1]	810	17	793

(1) Utilized capacity reflects $17 million of letters of credit issued under the Amended Credit Facility, which are not included in Debt in the Consolidated Balance Sheet.

The capacity of our Unsecured committed credit facilities was reduced to $525 million as of January 6, 2011 upon the expiration of certain commitments as discussed below. Capacity for Mortgage-asset backed debt shown above does not reflect $750 million not drawn under uncommitted warehouse facilities.

The fair value of debt was $8.2 billion and $5.1 billion as of December 31, 2010 and 2009, respectively.

VEHICLE MANAGEMENT ASSET-BACKED DEBT

Vehicle management asset-backed debt primarily represents variable-rate debt issued by a wholly owned subsidiary, Chesapeake Funding LLC, to support the acquisition of vehicles by the Fleet Management Services segment's U.S. leasing operations and debt issued by the consolidated special purpose trust, Fleet Leasing Receivables Trust ("FLRT"), our Canadian special purpose trust, used to finance leases originated by the Canadian fleet operation. Vehicle-management asset-backed debt structures may provide creditors an interest in: (i) a pool of master leases or a pool of specific leases; (ii) the related vehicles under lease; and/or (iii) the related receivables billed to clients for the monthly collection of lease payments and ancillary service revenues (such as fuel and maintenance services). This interest is generally granted to a specific series of note holders either on a pro-rata basis relative to their share of the total outstanding debt issued through the facility or through a direct interest in a specific pool of leases. Repayment of the obligations of the facilities is non-recourse to the Company and is sourced from the monthly cash flow generated by lease payments and ancillary service payments made under the terms of the related master lease contracts.

Vehicle management asset-backed debt includes Asset-backed term notes, which provide a fixed funding amount at the time of issuance, or Asset-backed Variable-funding notes under which the committed capacity may be drawn upon as needed during a commitment period, which is typically 364 days in duration. The available capacity under Variable-funding notes may be used to fund future amortization of other Vehicle-management asset-backed debt or to fund growth in Net investment in fleet leases during the term of the commitment.

As with the Asset-backed Variable-funding notes, certain Asset-backed term notes may contain provisions that allow the outstanding debt to revolve for specified periods of time. During these revolving periods, the monthly collection of lease payments allocable to each outstanding series creates availability to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration of the revolving period, the repayment of principal commences, and the notes begin amortizing monthly with the allocation of lease payments until the notes are paid in full. During the amortization period, the monthly collection of lease payments allocable to the series in amortization must be used to make repayments on each series of the notes through the earlier of (i) 125 months following the commencement of the amortization period, or (ii) when the respective series of notes are paid in full. The repayments are allocated to each series of amortizing notes based upon the outstanding balance of those notes relative to all other outstanding series notes issued by Chesapeake as of the commencement of the amortization period. The amount of monthly lease collections allocated to the repayment of principal on amortizing notes is calculated after the payment of interest, servicing fees, administrator fees and servicer advance reimbursements.

Term notes

On January 27, 2010, FLRT entered into the 2010-1 indenture supplement to finance a fixed pool of eligible lease assets in Canada, pursuant to which $359 million of Asset-backed term notes have been issued. The notes were issued as amortizing and four of the five subclasses were denominated in Canadian dollars with the remaining subclass denominated in U.S. dollars.

As of December 31, 2010, Term Notes outstanding that are revolving in accordance with their terms are Chesapeake Series 2009-2 and 2009-3. Expiration dates of Term Notes in their revolving period range from February 17, 2011 to October 20, 2011.

As of December 31, 2010, Term Notes outstanding that are amortizing in accordance with their terms are Chesapeake Series 2009-1 and 2009-4 and the FLRT Series 2010-1. Final repayment dates of Term Notes in their amortization period range from October 2012 to December 2013.

Variable-funding notes

As of December 31, 2010, Variable Funding Notes outstanding include the FLRT Series 2010-2 and Chesapeake Series 2010-1.

On August 31, 2010, FLRT entered into the Series 2010-2 indenture supplement pursuant to which $243 million in aggregate principal amount of notes may be issued under commitments provided by lenders to finance eligible fleet lease assets in Canada. On that date, $134 million of senior asset-backed notes were issued and used to pay down amounts outstanding under the Amended Credit Facility. In October 2010, the committed aggregate principal amount of the notes was increased to $301 million. The Company has the ability to issue additional notes up to the commitment amount until the scheduled expiration date. Commitments under the Series 2010-2 indenture supplement are scheduled to expire on August 30, 2011, but are renewable subject to agreement by the parties. These notes were denominated in Canadian dollars and were issued as amortizing.

On June 1, 2010, Chesapeake entered into the Series 2010-1 Indenture Supplement pursuant to which $1.0 billion in aggregate principal amount of variable funding notes may be issued under commitments provided by a syndicate of lenders. On that date, $500 million of notes were issued and used to repay the remaining outstanding balance of an outstanding series of variable funding notes, increase borrowings relative to the pool of eligible lease assets and fund certain other fees and costs in connection with the issuance of the Series 2010-1 variable funding notes. The Company has the ability to draw up to the $1.0 billion commitment amount, collateralized by eligible assets, to fund the ongoing borrowing needs of the U.S. leasing operations. As of December 31, 2010, commitments under the Series 2010-1 Indenture Supplement are scheduled to expire on May 31, 2011, but are renewable subject to agreement by the parties. If the scheduled expiration date of the commitments is not extended, the notes' amortization period will begin.

MORTGAGE ASSET-BACKED DEBT

Mortgage asset-backed debt primarily represents variable-rate mortgage warehouse facilities to support the origination of mortgage loans, which provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the facility during the warehouse period. Repayment of the facilities typically comes from the sale or securitization of the loans into the secondary mortgage market. These facilities are typically 364-day facilities, and the range of maturity dates for committed facilities as of December 31, 2010 is March 30, 2011 to March 31, 2012

Committed Warehouse Facilities

As of December 31, 2010, the Company has outstanding committed mortgage warehouse facilities with the Royal Bank of Scotland, plc, Credit Suisse First Boston Capital LLC, Ally Bank, Bank of America, and Fannie Mae.

On December 16, 2010, the Company entered into a $1 billion committed facility with Fannie Mae.

On October 14, 2010, a $200 million committed 364-day variable-rate mortgage repurchase facility was entered into with Bank of America pursuant to a master repurchase agreement and certain related agreements.

On June 25, 2010, the variable-rate committed mortgage warehouse facility with the Royal Bank of Scotland, plc, was amended to reduce the committed capacity from $1.5 billion to $800 million, and was extended to June 24, 2011, among other provisions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 26, 2010, the Company entered into two committed 364-day variable-rate mortgage repurchase facilities with Credit Suisse First Boston Mortgage Capital, LLC pursuant to master repurchase agreements. The facilities consist of a $350 million facility and a $150 million facility entered into by PHH Mortgage and PHH Home Loans, LLC and its subsidiaries, respectively. Effective December 17, 2010, the committed amount of the CSFB PHH Home Loans repurchase facility was increased to $325 million.

On April 8, 2010, PHH Home Loans entered into a $150 million 356-day variable-rate committed mortgage repurchase facility with Ally Bank pursuant to a master repurchase agreement and certain related agreements.

Uncommitted Warehouse Facilities

As of December 31, 2010, the Company has outstanding uncommitted mortgage repurchase facilities with Fannie Mae and Bank of America.

The variable-rate uncommitted facilities with Fannie Mae have total capacity of up to $3.0 billion as of December 31, 2010; available capacity under these uncommitted facilities may be reduced by certain amounts outstanding under the committed facility with Fannie Mae.

Servicing Advance Facility

As of December 31, 2010, the Company has a committed facility with FNMA that provides for the early reimbursement of certain servicing advances made on behalf of FNMA.

UNSECURED DEBT

Term Notes

On August 11, 2010, the Company issued $350 million in aggregate principal amount of 9 1/4% Senior Notes due in 2016 under an indenture with The Bank of New York Mellon, as trustee. The notes were subsequently registered under a public registration statement. The proceeds of the issuance were primarily used to pay down the outstanding balance of the Amended Credit Facility.

Term notes also include $425 million of Medium-term notes that were publicly issued under an indenture dated as of November 6, 2000 by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A, as amended and supplemented. The effective interest rate of the Medium-term notes, which includes the accretion of the discount and issuance costs, was 7.2% as of both December 31, 2010 and 2009.

Credit Facilities

Credit facilities primarily represents an Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, among PHH, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. On June 25, 2010, the Amended Credit Facility was further amended to reduce the capacity of the facility from $1.3 billion to $805 million. Certain lenders consented to amendments (the "Extending Lenders") which extended the termination date of $525 million of commitments from January 6, 2011 to February 29, 2012. Provided certain conditions are met, the Company may extend the commitments of the Extending Lenders for an additional year at its request. Capacity of this facility was reduced to $525 million on January 6, 2011 upon the termination of the commitments related to certain lenders that did not consent to the extension.

As of December 31, 2010, there were no outstanding amounts borrowed under the Amended Credit Facility. The interest rate of commitments of the facility ranged from 1.1% to 5.5% as of December 31, 2010.

Convertible Notes

On April 2, 2008, a private offering of 2012 Convertible Notes was completed to certain qualified institutional buyers with an aggregate principal amount of $250 million and a maturity date of April 15, 2012.

On September 29, 2009, a private offering of 2014 Convertible Notes was completed to certain qualified institutional buyers with an aggregate principal balance of $250 million and a maturity date of September 1, 2014.

The Convertible Notes are senior unsecured obligations, which rank equally with all existing and future senior debt of the Company. The 2012 and 2014 Convertible Notes are governed by indentures dated April 2, 2008 and September 29, 2009, respectively, with The Bank of New York Mellon, as trustee and bear interest at 4.0% per year, payable semiannually in arrears in cash. In connection with the issuance of the convertible notes due in 2014 and 2012, an original issue discount and issuance costs were recognized of $74 million and $60 million, respectively, which are being accreted to Mortgage interest expense in the Consolidated Statements of Operations. The carrying amount of the notes is net of the unamortized discount of $70 million and $99 million, as of December 31, 2010 and 2009 respectively. The weighted-average effective rate of the convertible notes, which includes the accretion of the discount and issuance costs, is 12.7% as of December 31, 2010 and 2009.

Under the 2014 and 2012 Convertible Note Indentures, holders may convert all or any portion of the convertible notes at any time (i) in the event of the occurrence of certain triggering events related to the price of the Convertible Notes, the price of the Company's Common stock or certain corporate events or (ii) from, and including, March 1, 2014 and October 15, 2011, respectively, through the third business day immediately preceding their maturity on September 1, 2014 and April 15, 2012, respectively.

Upon conversion of the 2012 notes, the Company will deliver the principal portion in cash and, if the conversion price calculated for each business day over a period of 60 consecutive business days exceeds the principal amount (the "Conversion Premium"), shares of its Common stock or cash for the Conversion Premium. The 2014 notes currently may only be settled in cash upon conversion, as discussed further below. Subject to certain exceptions, the holders of the Convertible Notes may require the Company to repurchase all or a portion of their Convertible Notes upon a fundamental change, as defined under the convertible notes indentures. The Company will generally be required to increase the conversion rate for holders that elect to convert their Convertible Notes in connection with a make-whole fundamental change. In addition, the conversion rate may be adjusted upon the occurrence of certain events. The Company may not redeem the 2014 Convertible Notes or the 2012 Convertible Notes prior to their maturity on September 1, 2014 and April 15, 2012, respectively.

In connection with the issuance of the convertible notes, the Company entered into hedging transactions with respect to the Conversion Premium (or, purchased options) and warrant transactions whereby the Company sold warrants to acquire, subject to certain anti-dilution adjustments, shares of its Common stock. The purchased options and sold warrants are intended to reduce the potential dilution of the Company's Common stock upon conversion. These transactions generally have the effect of increasing the conversion price for the 2014 notes to $34.74 per share from $25.805 (based on the initial conversion rate of 38.7522 shares per $1,000 principal amount of the notes) and for the 2012 notes to $27.20 per share from $20.50 (based on the initial conversion rate of 48.7805 shares per $1,000 principal amount).

The New York Stock Exchange regulations require stockholder approval prior to the issuance of shares of common stock or securities convertible into common stock that will, or will upon issuance, equal or exceed 20% of outstanding shares of common stock. Unless and until stockholder approval to exceed this limitation is obtained, the conversion of the 2014 notes will be settled entirely in cash. Based on these settlement terms, the Company determined that at the time of issuance of the 2014 Convertible Notes, the related conversion option and purchased options did not meet all the criteria for equity classification. The conversion option and purchased options associated with the 2014 notes are recognized as a derivative and are presented in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense in the Consolidated Financial Statements. See Note 7, "Derivatives" in these Notes to Consolidated Financial Statements for additional information regarding the conversion option and purchased options.

As of December 31, 2010 and 2009, the sold warrants associated with the 2014 and 2012 notes and the conversion option and purchased options associated with the 2012 notes met all the criteria for equity classification because they are all indexed to the Company's stock. As such, these derivative instruments are recorded within Additional paid-in capital and have no impact on the Consolidated Statements of Operations.

There were no conversions of the Convertible Notes during the years ended December 31, 2010 and 2009.

DEBT COVENANTS

Certain debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on indebtedness of the Company and its material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions.

Among other covenants, the Amended Credit Facility, the RBS repurchase facility, the CSFB Mortgage repurchase facility and the Bank of America repurchase facility require that the Company maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 6.5:1. The Senior Note indenture requires that the Company maintain a debt to tangible equity ratio not greater than 8.5:1 on the last day of each fiscal quarter. The Medium-term note indenture requires that the Company maintain a debt to tangible equity ratio of not more than 10:1.

The Amended Credit Facility and the Bank of America repurchase facility require the Company to maintain a minimum of $1.0 billion in committed mortgage repurchase or warehouse facilities, with no more than $500 million of gestation facilities included towards the minimum, excluding the uncommitted facilities provided by Fannie Mae. In addition, the RBS repurchase facility and the CSFB Mortgage repurchase facility require PHH Mortgage Corporation to maintain a minimum of $2.5 billion and $2.0 billion in mortgage repurchase or warehouse facilities, respectively, comprised of the uncommitted facilities provided by Fannie Mae and any committed mortgage repurchase or warehouse facility, including the respective facility.

At December 31, 2010, the Company was in compliance with all of its financial covenants related to its debt arrangements.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments, the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure certain of such events of default. If it does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of its debt could be accelerated and its ability to incur additional indebtedness could be restricted. In addition, an event of default or acceleration under certain agreements and instruments would trigger cross-default provisions under certain of its other agreements and instruments.

See Note 16, "Stock-Related Matters" in these Notes to Consolidated Financial Statements for information regarding restrictions on the Company's ability to pay dividends pursuant to certain debt arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Pension and Other Post Employment Benefits

Defined Contribution Savings Plans. The Company and PHH Home Loans sponsor separate defined contribution savings plans that provide certain eligible employees an opportunity to accumulate funds for retirement. Contributions of participating employees are matched on the basis specified by these plans. The cost for contributions to these plans was $9 million, $9 million and $13 million during the years ended December 31, 2010, 2009 and 2008, respectively and are included in Salaries and related expenses in the Consolidated Statements of Operations.

Defined Benefit Pension Plan and Other Employee Benefit Plan. The Company sponsors a domestic non-contributory defined benefit pension plan, which covers certain eligible employees. Benefits are based on an employee's years of credited service and a percentage of final average compensation, or as otherwise described by the plan. In addition, a post employment benefits plan is maintained for retiree health and welfare for certain eligible employees. Both the defined benefit pension plan and the other post employment benefits plan are frozen plans, wherein the plans only accrue additional benefits for a very limited number of employees.

The measurement date for all benefit obligations and plan assets is December 31. The following table provides benefit obligations, plan assets and the funded status of the plans:

	Pension Benefits		Other Post Employment Benefits	
	2010	2009	2010	2009
Benefit obligation — December 31	$ 38	$ 34	$ 2	$ 2
Fair value of plan assets — December 31	31	27	—	—
Unfunded status	(7)	(7)	(2)	(2)
Unfunded pension liability recorded in Accumulated other comprehensive income (loss):				
Net loss	13	12	—	—
Transition obligation	—	—	—	—
Net amount recognized — December 31	$ 6	$ 5	$ (2)	$ (2)

During the years ended December 31, 2010, 2009 and 2008, both the net periodic benefit cost related to the defined benefit pension plan and the expense recorded for the other post employment benefits plan were not significant.

As of December 31, 2010, future expected benefit payments to be made from the defined benefit pension plan's assets, which reflect expected future service, were $1 million in the year ending December 31, 2011, $2 million in the years ending December 31, 2012 through 2015 and $11 million for the five years ending December 31, 2020.

The Company's policy is to contribute amounts to the defined benefit pension plan sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws and additional amounts at the discretion of the Company. Contributions of $1 million and $2 million were made to the plan during the years ended December 31, 2010 and 2009, respectively. An estimate of the expected contributions to the defined benefit pension plan is between $1 million and $2 million for the year ending December 31, 2011.

13. Income Taxes

The following table summarizes Income tax expense (benefit):

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Current:			
Federal	$ —	$ (28)	$ (24)
State	7	1	(14)
Foreign	5	11	7
Income Tax Contingencies:			
Change in income tax contingencies	—	—	(11)
Interest and penalties	1	—	(2)
Total current income tax expense	13	(16)	(44)
Deferred:			
Federal	27	109	(123)
State	—	20	6
Foreign	(1)	(6)	(1)
Total deferred income tax expense	26	123	(118)
Income tax expense (benefit):	$ 39	$ 107	$ (162)

The following table summarizes Income (loss) before income taxes:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Domestic operations	$ 102	$ 265	$ (465)
Foreign operations	13	15	22
Income (loss) before income taxes	$ 115	$ 280	$ (443)

No provision has been made for federal deferred taxes on approximately $100 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2010 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized federal deferred tax liability for unremitted earnings is not practicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities represent the basis differences between assets and liabilities measured for financial reporting versus for income-tax return purposes. The following table summarizes the significant components of deferred tax assets and liabilities:

	December 31, 2010	December 31, 2009
	(In millions)	
Deferred tax assets:		
Accrued liabilities, provisions for losses and deferred income	$ 69	$ 60
Federal loss carryforwards and credits	271	171
State loss carryforwards and credits	55	69
Alternative minimum tax credit carryforward	24	24
Other	10	10
Gross Deferred tax assets	429	334
Valuation allowance	(54)	(70)
Deferred tax assets, net of valuation allowance	375	264
Deferred tax liabilities:		
Originated mortgage servicing rights	397	390
Purchased mortgage servicing rights	66	43
Depreciation and amortization	640	533
Deferred tax liabilities	1,103	966
Net deferred tax liability	$ 728	$ 702

The deferred tax assets valuation allowance primarily relates to federal and state loss carryforwards. The valuation allowance will be reduced when and if it is determined that it is more likely than not that all or a portion of the deferred tax assets will be realized. The federal and state loss carryforwards will expire from 2013 to 2030 and from 2011 to 2030, respectively.

The total alternative minimum tax credit of $24 million is not subject to limitations, and primarily consists of credits of $23 million existing at the time of the spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) that are available to the Company. As of December 31, 2010, it has been determined that all alternative minimum tax carryforwards can be utilized in future years; therefore, no reserve or valuation allowance has been recorded.

Total income taxes differ from the amount that would be computed by applying the U.S. federal statutory rate as follows:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Income (loss) before income taxes	$ 115	$ 280	$ (443)
Statutory federal income tax rate	(35)%	(35)%	(35)%
Income taxes computed at statutory federal rate	$ 40	$ 98	$ (155)
State and local income taxes, net of federal tax benefits	6	15	(22)
Liabilities for income tax contingencies	1	—	(2)
Changes in state apportionment factors	—	2	(3)
Changes in valuation allowance	2	1	5
Non-deductible portion of Goodwill impairment	—	—	7
Noncontrolling interest [1]	(11)	(9)	10
Other	1	—	(2)
Income tax expense (benefit)	$ 39	$ 107	$ (162)
Effective tax rate	33.7%	38.3%	(36.6)%

[1] Represents Realogy Corporation's portion of income taxes related to the income or loss attributable to PHH Home Loans.

Significant items that impact the effective tax rate include:

State and local income taxes, net of federal tax benefits. The impact to the effective tax rate from State and local income taxes primarily represents the volatility in the pre-tax income or loss, as well as the mix of income and loss from the operations by entity and state income tax jurisdiction. The effective state tax rate has stayed consistent for the tax years ended 2010, 2009 and 2008.

Changes in valuation allowance. The impact to the effective tax rate from Changes in valuation allowance primarily represents loss carryforwards generated during the year for which the Company believes it is more likely than not that the amounts will not be realized. For the years ended December 31, 2010, 2009 and 2008, the significant differences in the change in valuation allowance were primarily driven by the volatility in tax losses generated in each period. Specific to tax year ended December 31, 2008, the valuation allowance was reduced by $9 million as a result of the receipt of approval from the IRS in April 2008 regarding an accounting method change.

Noncontrolling interest. The impact to the effective tax rate from noncontrolling interest primarily represents the impact of PHH Home Loans' election to report as a partnership for federal and state income tax purposes, whereby, the tax expense is reported by the individual LLC members. Accordingly, the Company's income tax expense (benefit) includes only its proportionate share of the income tax related to the income or loss generated by PHH Home Loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The activity in the liability for unrecognized income tax benefits (including the liability for potential payment of interest and penalties) consisted of:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Balance, beginning of period	$ 8	$ 8	$ 22
Activity related to the IRS Method Change[1]	—	—	(20)
Activity related to tax positions taken during the current year	1	—	—
Activity related to tax positions taken during prior years	—	—	6
Balance, end of period	$ 9	$ 8	$ 8

(1) A net increase to the Benefit from income taxes of $11 million was recorded for the year ended December 31, 2008 as a result of recording the effect of an accounting method change that was approved by the IRS.

As of December 31, 2010, 2009 and 2008, the effective income tax rate would be positively impacted by the favorable resolution of income tax contingencies or reductions in valuation allowances of approximately $11 million, $10 million and $10 million, respectively.

It is expected that the amount of unrecognized income tax benefits will change in the next twelve months primarily due to activity in future reporting periods related to income tax positions taken during prior years. This change may be material; however, the impact of these unrecognized income tax benefits cannot be projected on the results of operations or financial position for future reporting periods due to the volatility of market and other factors.

The estimated liability for the potential payment of interest and penalties included in the liability for unrecognized income tax benefits was $1 million as December 31, 2010 and was not significant as of December 31, 2009.

On February 1, 2005, the Company began operating as an independent, publicly traded company pursuant to the Spin-Off. The Company became a consolidated income tax filer with the IRS and certain state jurisdictions subsequent to the Spin-Off. All federal and certain state income tax filings prior thereto were part of Cendant Corporation's consolidated income tax filing group and the Company is indemnified subject to the Amended Tax Sharing Agreement. See Note 15, "Commitments and Contingencies" for a description of the resolution of tax contingencies related to the Spin-Off.

As of December 31, 2010, foreign and state income tax filings were subject to examination for periods including and subsequent to 2004, dependent upon jurisdiction.

The Company and its subsidiaries are currently undergoing an IRS audit for the tax years ended December 31, 2006, 2007 and 2008.

14. Credit Risk

The Company is subject to the following forms of credit risk:

- **Consumer credit risk** - through mortgage banking activities as a result of originating and servicing residential mortgage loans
- **Commercial credit risk** - through fleet management and leasing activities
- **Counterparty credit risk** - through derivative transactions, sales agreements and various mortgage loan origination and servicing agreements

Accounts Receivable

Accounts receivable is primarily related to advances on mortgage loans serviced, trade accounts receivable from fleet management and leasing activities and receivables from loan production activities. As of December 31, 2010 and 2009, Accounts receivable, net consisted of:

	December 31,	
	2010	2009
	(In millions)	
Fleet management trade receivables	$ 312	$ 255
Mortgage servicing advances	186	141
Other	79	79
Accounts receivable, gross	577	475
Allowance for doubtful accounts	(4)	(6)
Accounts receivable, net	$ 573	$ 469

Consumer Credit Risk

The Company is not subject to the majority of the risks inherent in maintaining a mortgage loan portfolio because loans are not held for investment purposes and are generally sold to investors within 60 days of origination. The majority of mortgage loans sales are on a non-recourse basis; however, the Company has exposure in certain circumstances in its capacity as a loan originator and servicer to loan repurchases and indemnifications through representation and warranty provisions. Additionally, the Company has exposure through its reinsurance agreements that are inactive and in runoff.

Loan performance is an indicator of the inherent risk associated with our origination and servicing activities. In limited circumstances, the Company has exposure to possible losses on loans within the servicing portfolio due to loan repurchases and indemnifications, as further discussed below. The following tables summarize certain information regarding the total loan servicing portfolio, which includes loans associated with the capitalized Mortgage servicing rights as well as loans subserviced for others:

	December 31,	
	2010	2009
Loan Servicing Portfolio Composition:	(In millions)	
Owned	$ 140,160	$ 129,663
Subserviced	25,915	21,818
Total servicing portfolio	$ 166,075	$ 151,481
Conventional loans	$ 136,261	$ 129,840
Government loans	23,100	14,872
Home equity lines of credit	6,714	6,769
Total servicing portfolio	$ 166,075	$ 151,481
Weighted-average interest rate	4.9%	5.3%

	December 31,			
	2010		2009	
Portfolio Delinquency[(1)]	Number of Loans	Unpaid Balance	Number of Loans	Unpaid Balance
30 days	2.36%	2.01%	2.57%	2.26%
60 days	0.67%	0.60%	0.73%	0.69%
90 or more days	1.21%	1.27%	1.62%	1.73%
Total delinquency	4.24%	3.88%	4.92%	4.68%
Foreclosure/real estate owned [(2)]	2.30%	2.37%	2.18%	2.32%

(1) Represents the loan servicing portfolio delinquencies as a percentage of the total number of loans and the total unpaid balance of the portfolio.

(2) As of December 31, 2010 and 2009, there were 18,554 and 16,553 of loans in foreclosure with unpaid principal balances of $3.3 billion and $2.9 billion, respectively.

Foreclosure Related Reserves

Representations and warranties are provided to purchasers and insurers on a significant portion of loans sold and are assumed on purchased mortgage servicing rights. In the event of a breach of these representations and warranties, the Company may be required to repurchase a mortgage loan or indemnify the purchaser, and any loss on the mortgage loan may be borne by the Company. If there is no breach of a representation and warranty provision, there is no obligation to repurchase the loan or indemnify the investor against loss. In limited circumstances, the full risk of loss on loans sold is retained to the extent the liquidation of the underlying collateral is insufficient. In some instances where the Company has purchased loans from third parties, it may have the ability to recover the loss from the third party.

Foreclosure-related reserves are maintained for the liabilities for probable losses related to repurchase and indemnification obligations and related to on-balance sheet loans in foreclosure and real estate owned. A summary of the activity in foreclosure-related reserves is as follows:

	Year Ended December 31,	
	2010	2009
	(In millions)	
Balance, beginning of period	$ 86	$ 81
Realized foreclosure losses [1]	(63)	(73)
Increase in reserves due to:		
Changes in assumptions	74	70
New loan sales	14	8
Balance, end of period	$ 111	$ 86

(1) Realized foreclosure losses for the year ended December 31, 2009 include an $11 million settlement with an individual investor for all future potential repurchase liabilities.

Foreclosure related reserves consist of the following:

Loan Repurchases and Indemnifications

The maximum exposure to representation and warranty provisions exceeds the amount of loans in the capitalized portfolio of $134.8 billion; however, the range of total possible losses cannot be estimated because the Company does not service all of the loans for which it has provided representations or warranties. Approximately $210 million of loans sold as of December 31, 2010 have been identified in which the Company has full risk of loss or has identified a breach of representation and warranty provisions; 15% of which were at least 90 days delinquent (calculated based upon the unpaid principal balance of the loans).

As of December 31, 2010 and December 31, 2009, liabilities for probable losses related to repurchase and indemnification obligations of $74 million and $51 million, respectively, are included in Other liabilities in the Consolidated Balance Sheets. In determining our liability, the Company considers both: (i) specific non-performing loans that are currently in foreclosure where the Company believes it will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling cost. The liability related to probable future repurchase or indemnification obligations is estimated based upon recent and historical repurchase and indemnification trends segregated by year of origination. The Company has not adjusted our reserve methodology as a result of recent industry concerns regarding improper mortgage loan and foreclosure documentation, or regarding a higher focus on foreclosure reviews as there is no evidence that we will experience a higher risk of repurchases as a result of these trends. An estimated loss severity, based on current loss rates for similar loans, is then applied to probable repurchases and indemnifications to estimate the liability for loan repurchases and indemnifications.

Mortgage Loans in Foreclosure and Real Estate Owned

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances.

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell.

The carrying values of the mortgage loans in foreclosure and real estate owned are recorded within Other Assets on the Consolidated Balance Sheets as follows:

	December 31,	
	2010	2009
	(In millions)	
Mortgage loans in foreclosure	$ 128	$ 113
Allowance for probable losses	(22)	(20)
Mortgage loans in foreclosure, net	$ 106	$ 93
Real Estate Owned	$ 54	$ 51
Adjustment to estimated net realizable value	(15)	(15)
Real Estate Owned, net	$ 39	$ 36

Mortgage Reinsurance

The Company has exposure to consumer credit risk through losses from two contracts with primary mortgage insurance companies, that are inactive and in runoff. The Company's exposure to losses through these reinsurance contracts is based on mortgage loans pooled by year of origination.

As of December 31, 2010, the contractual reinsurance period for each pool was 10 years and the weighted-average reinsurance period was 5 years. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. The Company indemnifies the primary mortgage insurers for losses that fall between a stated minimum and maximum loss rate on each annual pool. In return for absorbing this loss exposure, the Company is contractually entitled to a portion of the insurance premium from the primary mortgage insurers.

The Company is required to hold securities in trust related to this potential obligation, which were $266 million, included in Restricted cash, cash equivalents and investments in the Consolidated Balance Sheet as of December 31, 2010. The amount of securities held in trust is contractually specified in the reinsurance agreements and is based on the original risk assumed under the contracts and the incurred losses to date.

The unpaid reinsurance losses outstanding as of December 31, 2010 were $7 million. As of December 31, 2010, $113 million was included in Other liabilities in the Consolidated Balance Sheet for incurred and incurred but not reported losses associated with mortgage reinsurance activities, which was determined on an undiscounted basis. The reinsurance-related reserves are determined based upon an actuarial analysis of loans subject to mortgage reinsurance that considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans including credit score and loan-to-value ratios. This actuarial analysis is updated on a quarterly basis and projects the future reinsurance losses over the term of the reinsurance contract as well as the estimated incurred and incurred but not reported losses as of the end of each reporting period. In addition to the actuarial analysis, the incurred and incurred but not reported losses provided by the primary mortgage insurance companies for loans subject to reinsurance are evaluated to assess the estimate of the actuarial-based reserve.

A summary of the activity in reinsurance-related reserves is as follows:

	Year Ended December 31,	
	2010	2009
	(In millions)	
Balance, beginning of period	$ 108	$ 83
Realized reinsurance losses [1]	(38)	(10)
Increase in liability for reinsurance losses	43	35
Balance, end of period	$ 113	$ 108

[1] Realized reinsurance losses for the year ended December 31, 2009 include a $7 million payment associated with the termination of reinsurance agreements.

Commercial Credit Risk

The Company is exposed to commercial credit risk for its clients under the vehicle lease and fleet management service agreements. Such risk is managed through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow the Company to refuse any additional orders upon the occurrence of certain credit events; however, the obligation remains for all leased vehicle units under contract at that time. The fleet management service agreements can generally be terminated upon 30 days written notice. As of December 31, 2010 and 2009, there were no significant client concentrations related to vehicle leases or fleet management service agreements.

Vehicle leases are primarily classified as operating leases; however, certain leases are classified as direct financing leases and recorded within Net investment in fleet leases in the Consolidated Balance Sheets as more fully described below. During the year ended December 31, 2010, $51 million of direct financing leases were sold. The following table summarizes the status of direct financing leases and related receivables:

	December 31, 2010
	(in millions)
Current amount	$ 85
30-59 days	4
60-89 days	3
Greater than 90 days [1]	19
Direct financing lease receivables, gross[2]	111
Allowance for credit losses	(3)
Direct financing lease receivables, net [3]	$ 108

[1] Direct financing leases greater than 90 days that are still accruing are $16 million as of December 31, 2010.

[2] Direct financing leases on non-accrual status were $3 million as of December 31, 2010.

[3] Includes amounts related to the current billings of direct financing leases, which are recorded within Accounts receivable, net in the Consolidated Balance Sheets.

The portion of direct financing leases from Net investment in fleet leases is included in the table above based on the most aged monthly lease billing of each lessee. Historical credit losses for receivables related to vehicle leasing and fleet management services have not been significant. Receivables are charged-off after leased vehicles have been disposed and final shortfall has been determined.

Counterparty Credit Risk

Counterparty credit risk exposure includes risk of non-performance by counterparties to various agreements and sales transactions. Such risk is managed by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in derivative and financing transactions. The Company attempts to mitigate counterparty credit risk associated with derivative contracts by monitoring the amount for which it is at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties.

As of December 31, 2010, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties with respect to derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to a diverse client base. With the exception of the financing provided to customers of the mortgage business, collateral or other security is not normally required to support credit sales.

During the year ended December 31, 2010, approximately 27% of mortgage loan originations were derived from relationship with Realogy and its affiliates and Merrill Lynch and Charles Schwab accounted for approximately 15% and 11%, respectively, of our mortgage loan originations. The insolvency or inability for Realogy, Merrill Lynch or Charles Schwab to perform their obligations under their respective agreements could have a negative impact on the Company's financial position and results of operations.

15. Commitments and Contingencies

Tax Contingencies

On February 1, 2005, the Company began operating as an independent, publicly traded company pursuant to our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.). In connection with the spin-off, the Company and Cendant entered into a Tax Sharing Agreement. The agreement governs the allocation of liabilities for taxes between Cendant and the Company, with respect to the status of the tax-free spin-off and the ultimate settlement of taxes, for tax years prior to and including the spin-off, under federal and state examinations, and among other provisions.

Cendant disclosed in its Annual Report on Form 10-K for the year ended December 31, 2009 that it and its subsidiaries are the subject of an IRS audit for the tax years ended December 31, 2003 through 2006. The Company, since it was a subsidiary of Cendant through January 31, 2005, was included in this IRS audit of Cendant and may have been subject to liability to both the IRS, and Cendant, for certain taxes that might have been assessed pursuant to the audit, as provided under applicable law and as provided in the tax sharing agreement.

During the third quarter of 2010, the IRS concluded its examination of Cendant's taxable years 2003 through 2006, and the material issues with respect to the Company's potential indemnification obligations to Cendant under the Tax Sharing Agreement have been favorably resolved. An additional deferred tax asset with a corresponding increase to Retained earnings was recorded related to the Company's allocated portion of deferred tax assets for the Company's share of net operating loss carryforwards generated in tax years prior to and including the spin-off. The Company's state income tax liability associated with the federal audit settlement, per the Tax Sharing Agreement, is expected to be immaterial. With the conclusion of these audits, there are no further material tax contingencies related to the Tax Sharing Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Legal Contingencies

The Company is party to various claims and legal proceedings from time to time related to contract disputes and other commercial, employment and tax matters. The Company is not aware of any pending legal proceedings that it believes could have, individually or in the aggregate, a material adverse effect on its business, financial position, results of operations or cash flows.

Lease Commitments

The Company is committed to making rental payments under noncancelable operating leases related to various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2010 were as follows:

	Future Minimum Lease Payments (In millions)
2011	$ 19
2012	18
2013	16
2014	12
2015	12
Thereafter	63
	$ 140

Commitments under capital leases as of December 31, 2010 and 2009 were not significant. Rental expense of $24 million, $21 million and $32 million was incurred during the years ended December 31, 2010, 2009 and 2008, respectively and are included in Occupancy and other office expenses in the Consolidated Statements of Operations. Rental expense for the year ended December 31, 2008 is net of $1 million of sublease rental income.

Purchase Commitments

In the normal course of business, various commitments are made to purchase goods or services from specific suppliers, including those related to capital expenditures. Aggregate purchase commitments as of December 31, 2010 were as follows:

	Purchase Commitments (In millions)
2011	$ 112
2012	3
2013	2
2014	—
2015	—
Thereafter	—
	$ 117

Indemnification of Cendant

In connection with the our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.), the Company entered into a separation agreement with Cendant (the "Separation Agreement"), pursuant to which, the Company has agreed to indemnify Cendant for any losses (other than losses relating to taxes, indemnification for which is provided in the Amended Tax Sharing Agreement) that any party seeks to impose upon Cendant or its affiliates that relate to, arise or result from: (i) any of the Company's liabilities, including, among other things: (a) all liabilities reflected in the Company's pro forma balance sheet as of September 30, 2004 or that would be, or should have been, reflected in such balance sheet, (b) all liabilities relating to the Company's business whether before or after the date of the spin-off, (c) all liabilities that relate to, or arise from any performance guaranty of Avis Group Holdings, Inc. in connection with indebtedness issued by Chesapeake Funding LLC (which changed its name to Chesapeake Finance Holdings LLC effective March 7, 2006), (d) any liabilities relating to the Company's or its affiliates' employees and (e) all liabilities that are expressly allocated to the Company or its affiliates, or which are not specifically assumed by Cendant or any of its affiliates, pursuant to the Separation Agreement or the Amended Tax Sharing Agreement; (ii) any breach by the Company or its affiliates of the Separation Agreement or the Amended Tax Sharing Agreement and (iii) any liabilities relating to information in the registration statement on Form 8-A filed with the SEC on January 18, 2005, the information statement filed by the Company as an exhibit to its Current Report on Form 8-K filed on January 19, 2005 (the "January 19, 2005 Form 8-K") or the investor presentation filed as an exhibit to the January 19, 2005 Form 8-K, other than portions thereof provided by Cendant.

There are no specific limitations on the maximum potential amount of future payments to be made under this indemnification, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under this indemnification, if any, as the triggering events are not subject to predictability.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of business, numerous agreements are entered into that contain guarantees and indemnities where a third-party is indemnified for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances.

While some guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, and the maximum potential amount of future payments cannot be estimated. With respect to certain guarantees, such as indemnifications of landlords against third-party claims, insurance coverage is maintained that mitigates any potential payments.

Committed mortgage gestation facilities are a component of the Company's financing arrangements. Certain gestation agreements are accounted for as sale transactions and result in mortgage loans and related debt that are not included in the Consolidated Balance Sheets. As of December 31, 2010, there are $1 billion of commitments under off-balance sheet gestation facilities and $420 million of these facilities were utilized.

16. Stock-Related Matters

Charter Amendment

On June 12, 2009, following approval by stockholders, the Company's Charter was amended to increase the number of authorized shares of capital stock from 110,000,000 shares to 275,000,000 shares and authorized shares of Common stock from 108,910,000 shares to 273,910,000 shares.

Rights Agreement

The Company entered into a Rights Agreement, dated as of January 28, 2005, with the Bank of New York, which entitled stockholders to acquire shares of Common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires beneficial ownership of 15% or more of outstanding Common stock or commences a tender offer for at least 15% of Common stock, in each case, in a transaction that the Board of Directors does not approve. The Company entered into an amendment of this Rights Agreement on May 28, 2010 that accelerated the expiration of the Rights Agreement. Following the amendment, the Rights Agreement terminated on May 28, 2010.

Restrictions on Paying Dividends

Many subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain asset-backed debt arrangements and to regulatory restrictions applicable to the equity of the Company's reinsurance subsidiary. The aggregate restricted net assets of these subsidiaries totaled $1.1 billion as of December 31, 2010. These restrictions on net assets of certain subsidiaries, however, do not directly limit the ability to pay dividends from consolidated Retained earnings.

Certain debt arrangements require the maintenance of ratios and contain restrictive covenants applicable to consolidated financial statement elements that potentially could limit the ability to pay dividends. Requirements of debt arrangements that could limit the ability to pay dividends include, but are not limited to:

- Pursuant to the Amended Credit Facility, the Company may not declare or pay any dividend, other than dividends payable solely in common stock, without the written consent of the lenders representing more than 50% of the aggregate commitments in effect at such time. Provided that we are not in default under the Amended Credit Facility, we may declare or pay a dividend so long as the Convertible Notes due 2012 have been repaid, prefunded, extended or refinanced and after giving effect to such dividend: (i) the aggregate unrestricted Cash and cash equivalents is at least $50 million; and (ii) no amounts are borrowed under the Amended credit facility and no more than $50 million of letters of credit are outstanding. Such restrictions will be suspended so long as the Company's corporate ratings are equal to or better than at least two of the following: Baa3 from Moody's Investors Service, BBB- from Standard & Poor's and BBB- from Fitch Ratings (in each case on stable outlook or better).

- Pursuant to the Senior Note indenture, the Company is restricted from paying dividends if, after giving effect to the dividend payment, the debt to tangible equity ratio exceeds 6:1 on the last day of each month.

- Pursuant to the Medium-term note indenture, the Company is restricted from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1.

17. Accumulated Other Comprehensive Income (Loss)

The after-tax components of Accumulated other comprehensive income (loss) were as follows:

	Currency Translation Adjustment	Unrealized Gains on Available-for-Sale Securities	Pension Adjustment	Accumulated Other Comprehensive Income (Loss)
		(In millions)		
Balance at December 31, 2007	$ 32	$ —	$ (3)	$ 29
Change during 2008	(26)	—	(6)	(32)
Balance at December 31, 2008	6	—	(9)	(3)
Change during 2009	21	—	1	22
Balance at December 31, 2009	27	—	(8)	19
Change during 2010	9	1	—	10
Balance at December 31, 2010	$ 36	$ 1	$ (8)	$ 29

All components of Accumulated other comprehensive income (loss) presented above are net of income taxes except for currency translation adjustment, which excludes income taxes on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely invested.

18. Stock-Based Compensation

The PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "Plan") governs awards of share based compensation. Employees have been awarded stock-based compensation in the form of RSUs and stock options to purchase shares of Common stock under the Plan. The stock option awards have a maximum contractual term of ten years from the grant date. Service-based stock awards may vest upon the fulfillment of a service condition (i) ratably over a period of up to five years from the grant date, (ii) four years after the grant date or (iii) ratably over a period of up to three years beginning four years after the grant date with the possibility of accelerated vesting of 17% to 33% of the total award annually if certain performance criteria are achieved. Performance-based stock awards require the fulfillment of a service condition and the achievement of certain performance criteria and (i) vest ratably over four years from the grant date or (ii) vest three years from the grant date if both conditions are met. The performance criteria also impact the number of awards that may vest. All outstanding and unvested stock options and RSUs vest immediately upon a change in control. In addition, RSUs are granted to non-employee Directors as part of their compensation for services rendered as members of the Company's Board of Directors. These RSUs vest immediately when granted. New shares of Common stock are issued to employees and Directors to satisfy the stock option exercise and RSU conversion obligations. The Plan also allows awards of stock appreciation rights, restricted stock and other stock- or cash-based awards. RSUs granted entitle employees to receive one share of PHH Common stock upon the vesting of each RSU. The aggregate number of shares of PHH Common stock issuable under the Plan is 11,050,000.

Compensation cost for service-based stock awards is generally recognized on a straight-line basis over the requisite service period, subject to accelerated recognition of compensation cost for the portion of the award for which it is probable that the performance criteria will be achieved. Compensation cost for performance-based stock awards is recognized over the requisite service period for the portion of the award for which it is probable that the performance condition will be achieved. Compensation cost is recognized net of estimated forfeitures.

Stock options vested and expected to vest and RSUs expected to be converted into shares of Common stock reflected in the tables below exclude awards estimated to be forfeited. There are no outstanding performance-based stock awards that vest ratably over four years from the grant date or serviced-based stock awards that vest four years from the grant date that are unvested at December 31, 2010.

2009 Modified Awards. A Transition Services and Separation Agreement was executed with a former Chief Executive Officer in August 2009. Under the terms of this agreement, the former Chief Executive Officer's stock-based awards were modified to extend the vesting period for unvested awards and the exercise period for vested stock options. The 2009 Modified Awards resulted in incremental compensation cost of approximately $2 million, which was recorded in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2009.

2008 Modified Awards. During the year ended December 31, 2008, certain RSU and stock option agreements were revised affecting 274 and 3 employees, respectively, to provide for vesting based solely on a service condition. The modification resulted in incremental compensation cost of approximately $2 million, which was recorded in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2008.

During the year ended December 31, 2008, 37,760 shares of unrestricted Common stock were granted as replacement awards to certain employees who were unable to exercise their stock options due to an extended black-out period. As a result of this grant, approximately $1 million of compensation cost was recognized in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2008.

The following tables summarize stock option activity for the year ended December 31, 2010:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Performance-Based Stock Options				
Outstanding at January 1, 2010	18,409	$ 21.16		
Outstanding at December 31, 2010	18,409	$ 21.16	2.5	$ —
Exercisable at December 31, 2010	18,409	$ 21.16	2.5	$ —
Stock options vested and expected to vest	18,409	$ 21.16	2.5	$ —
Service-Based Stock Options				
Outstanding at January 1, 2010	2,846,388	$ 18.51		
Granted	46,351	20.19		
Granted due to modification	120,168	18.16		
Exercised	(593,429)	17.64		
Forfeited or expired	(641,547)	19.92		
Forfeited or expired due to modification	(131,722)	19.75		
Outstanding at December 31, 2010	1,646,209	$ 18.19	4.4	$ 8
Exercisable at December 31, 2010	1,207,651	$ 18.78	3.2	$ 5
Stock options vested and expected to vest	1,638,802	$ 18.20	4.4	$ 8
Total Stock Options				
Outstanding at January 1, 2010	2,864,797	$ 18.53		
Granted	46,351	20.19		
Granted due to modification	120,168	18.16		
Exercised	(593,429)	17.64		
Forfeited or expired	(641,547)	19.92		
Forfeited or expired due to modification	(131,722)	19.75		
Outstanding at December 31, 2010	1,664,618	$ 18.23	4.4	$ 8
Exercisable at December 31, 2010	1,226,060	$ 18.82	3.2	$ 5
Stock options vested and expected to vest	1,657,211	$ 18.23	4.4	$ 8

Generally, options are granted with exercise prices at the fair market value of the Company's shares of Common stock, which is considered equal to the closing share price on the date of grant. However, the exercise price of certain stock options granted during the year ended December 31, 2009 is equal to 1.2 times the closing share price on the grant date.

The weighted-average grant-date fair value per stock option for awards granted or modified during the years ended December 31, 2010, 2009, and 2008 was $10.51, $7.17 and $3.94, respectively. The weighted-average grant-date fair value of stock options was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,		
	2010	2009	2008
Expected life (in years)	2.7	4.0	6.0
Risk-free interest rate	0.90%	1.70%	3.30%
Expected volatility	40.5%	60.6%	38.4%
Dividend yield	—	—	—

The expected life of the stock options is estimated based on their vesting and contractual terms. The risk-free interest rate reflected the yield on zero-coupon Treasury securities with a term approximating the expected life of the stock options. The expected volatility was based on the historical volatility of the Company's Common stock.

The intrinsic value of options exercised was $3 million during the year ended December 31, 2010 and was not significant during the years ended December 31, 2009 and 2008.

The following tables summarize restricted stock unit activity for the year ended December 31, 2010:

	Number of RSUs[1]	Weighted-Average Grant-Date Fair Value
Performance-Based RSUs		
Outstanding at January 1, 2010	350,197	$ 14.69
Granted	—	—
Granted due to modification	36,000	13.79
Forfeited	(9,600)	13.79
Forfeited or expired due to modification	(36,000)	13.79
Outstanding at December 31, 2010	340,597	$ 14.72
RSUs expected to be converted into shares of Common stock	327,365	$ 14.75
Service-Based RSUs		
Outstanding at January 1, 2010	1,582,248	$ 17.49
Granted[2]	69,347	21.11
Granted due to modification	22,224	19.02
Converted	(545,274)	17.91
Forfeited	(165,099)	17.06
Forfeited or expired due to modification	(22,224)	19.02
Outstanding at December 31, 2010	941,222	$ 17.58
RSUs expected to be converted into shares of Common stock	869,959	$ 17.66

Total RSUs	Number of RSUs[1]	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2010	1,932,445	$ 16.98
Granted[2]	69,347	21.11
Granted due to modification	58,224	15.79
Converted	(545,274)	17.91
Forfeited	(174,699)	16.88
Forfeited or expired due to modification	(58,224)	15.79
Outstanding at December 31, 2010	1,281,819	$ 16.82
RSUs expected to be converted into shares of Common stock	1,197,324	$ 16.86

[1] The performance criteria impact the number of awards that may vest. The number of RSUs represents the maximum number that can be earned, at 1.2 times a 100% target level, except for the number expected to be converted into shares of Common stock.

[2] These grants include 35,150 RSUs earned by non-employee Directors for services rendered as members of the Board of Directors.

The weighted-average grant-date fair value per RSU for awards granted or modified during the years ended December 31, 2010, 2009 and 2008 was $20.60, $14.58 and $17.18, respectively. The total fair value of RSUs converted into shares of Common stock during the years ended December 31, 2010, 2009, and 2008 was $10 million, $6 million, and $3 million, respectively.

The following table summarizes expense recognized related to stock-based compensation arrangements during the years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Stock-based compensation expense	$ 7	$ 13	$ 11
Income tax benefit related to stock-based compensation expense	(2)	(5)	(4)
Stock-based compensation expense, net of income taxes	$ 5	$ 8	$ 7

As of December 31, 2010, there was $7 million of total unrecognized compensation cost related to outstanding and unvested stock options and RSUs all of which would be recognized upon a change in control. As of December 31, 2010, there was $6 million of unrecognized compensation cost related to outstanding and unvested stock options and RSUs that are expected to vest and be recognized over a weighted-average period of 2.4 years.

19. Fair Value Measurements

As of December 31, 2010 and 2009, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt and derivative instruments included in Equity. See Note 11, "Debt and Borrowing Arrangements" for the fair value of Debt as of December 31, 2010 and 2009. For financial instruments that were not recorded at fair value, such as Cash and cash equivalents and Restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments. The incorporation of counterparty credit risk did not have a significant impact on the valuation of assets and liabilities recorded at fair value as of December 31, 2010 or 2009.

Recurring Fair Value Measurements

See Note 1, "Summary of Significant Accounting Policies" for a description of the valuation hierarchy of inputs used in determining fair value measurements. For assets and liabilities measured at fair value on a recurring basis, the valuation methodologies, significant inputs, and classification pursuant to the valuation hierarchy are as follows:

Restricted Investments. Restricted investments are classified within Level Two of the valuation hierarchy. Restricted investments represent certain high credit quality debt securities, classified as available-for-sale, held in trust for the capital fund requirements of and potential claims related to mortgage reinsurance. See Note 3, "Restricted Cash, Cash Equivalents and Investments" for additional information. The fair value of restricted investments is estimated using current broker prices from multiple pricing sources.

Mortgage Loans Held for Sale. Mortgage loans are classified within Level Two and Level Three of the valuation hierarchy.

For Level Two mortgage loans held for sale ("MLHS"), fair value is estimated using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to servicing rights and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. The Agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level, which are published on a regular basis. The Company has the ability to access this market and it is the market into which the Company would typically sell conforming mortgage loans.

Level Three MLHS include Scratch and Dent (as defined below), second-lien, certain non-conforming and construction loans which lack observable pricing data as the market for these loans is considered illiquid or distressed. For Level Three MLHS, fair value is estimated utilizing either a discounted cash flow model or underlying collateral values. The prepayment speed, discount rates, yields and annualized credit loss assumptions used to measure the fair value of MLHS using a discounted cash flow valuation methodology as of December 31, 2010 were 13%, 7-10%, 3-8% and 5-31%, respectively. For MLHS valued using underlying collateral values as of December 31, 2010 and 2009, an adjustment was made for a pricing discount based on the most recent observable price in an active market.

The following table reflects the difference between the carrying amount of Mortgage loans held for sale measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity:

	December 31, 2010		December 31, 2009	
	Total	Loans 90 or more days past due and on non-accrual status	Total	Loans 90 or more days past due and on non-accrual status
	(In millions)			
Mortgage loans held for sale:				
Carrying amount	$ 4,329	$ 14	$ 1,218	$ 14
Aggregate unpaid principal balance	4,356	21	1,257	26
Difference	$ (27)	$ (7)	$ (39)	$ (12)

The following table summarizes the components of Mortgage loans held for sale:

	December 31, 2010	December 31, 2009
	(In millions)	
First mortgages:		
Conforming[1]	$ 4,123	$ 1,106
Non-conforming	138	27
Construction loans	11	16
Total first mortgages	4,272	1,149
Second lien	11	24
Scratch and Dent[2]	40	43
Other	6	2
Total	$ 4,329	$ 1,218

(1) Represents mortgage loans that conform to the standards of the government-sponsored entities.

(2) Represents mortgage loans with origination flaws or performance issues.

Securitized Mortgage Loans. Securitized mortgage loans are classified within Level Three of the valuation hierarchy. Securitized mortgage loans represent loans securitized using a trust that is consolidated as a variable interest entity. See Note 20, "Variable Interest Entities" for additional information. Loans held in the securitization trust are fixed-rate second lien residential mortgage loans that were originated primarily in 2007, have a weighted-average coupon rate of 9% and a weighted-average maturity of 12 years.

The fair value of securitized mortgage loans is estimated using a discounted cash flow model which projects remaining cash flows with expected prepayment speeds, loss rates and loss severities as the key drivers. As of December 31, 2010, the prepayment assumption of 12% (annual rate) was based on market prepayment curves from current industry data, the loss rate of 14% (cumulative rate) was based on the default curve adjusted for the actual performance of the underlying collateral and the weighted-average discount rate of 14% (annual rate) was based on an expectation of the market-risk premium for these types of securities.

Derivative Instruments. Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy.

Forward Delivery Commitments: Forward delivery commitments are classified within Level Two of the valuation hierarchy. Forward delivery commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. The fair value of forward delivery commitments is primarily based upon the current agency mortgage-backed security market to-be-announced pricing specific to the forward loan program, delivery coupon and delivery date of the trade. Best efforts sales commitments are also entered into for certain loans at the time the borrower commitment is made. These best efforts sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.

Interest Rate Lock Commitments: Interest rate lock commitments ("IRLCs") are classified within Level Three of the valuation hierarchy. IRLCs represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan (or "pullthrough"). The estimate of pullthrough is based on changes in pricing and actual borrower behavior. The average pullthrough percentage used in measuring the fair value of IRLCs was 78% as of December 31, 2010.

Option Contracts: Option contracts are classified within Level Two of the valuation hierarchy. Option contracts represent the rights to buy or sell mortgage-backed securities at specified prices in the future. The fair value of option contracts is based upon the underlying current to be announced pricing of the agency mortgage-backed security market, and a market-based volatility.

Interest Rate Contracts: Interest rate contracts are classified within Level Two of the valuation hierarchy. Interest rate contracts represent interest rate cap and swap agreements which are used to mitigate the impact of increases in short-term interest rates on variable-rate debt used to fund fixed-rate leases. The fair value of interest rate contracts is based upon projected short term interest rates and a market-based volatility.

Foreign Exchange Contracts: Foreign exchange contracts are classified within Level Two of the valuation hierarchy. Foreign exchange contracts are used to mitigate the exchange risk associated with Canadian dollar denominated lease assets collateralizing U.S. dollar denominated borrowings. The fair value of foreign exchange contracts is determined using current exchange rates.

Convertible Note-Related Agreements: Derivative instruments related to the Convertible notes due in 2014 include conversion options and purchase options. Convertible note-related agreements are classified within Level Three of the valuation hierarchy due to the inactive, illiquid market for the agreements. The fair value of the conversion option and purchased options is determined using an option pricing model and is primarily impacted by changes in the market price and volatility of the Company's Common stock. The convertible notes and related purchased options and conversion option are further discussed in Note 11, "Debt and Borrowing Arrangements."

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") are classified within Level Three of the valuation hierarchy due to the use of significant unobservable inputs and the inactive market for such assets.

The fair value of MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates (developed using a model described below), the Company's historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. A probability weighted option adjusted spread ("OAS") model generates and discounts cash flows for the MSR valuation. The OAS model generates numerous interest rate paths, then calculates the MSR cash flow at each monthly point for each interest rate path and discounts those cash flows back to the current period. The MSR value is determined by averaging the discounted cash flows from each of the interest rate paths. The interest rate paths are generated with a random distribution centered around implied forward interest rates, which are determined from the interest rate yield curve at any given point of time.

A key assumption in the estimate of the fair value of MSRs is forecasted prepayments. A third-party model is used as a basis to forecast prepayment rates at each monthly point for each interest rate path in the OAS model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage interest rates to the mortgage interest rates in the servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of the capitalized loan servicing portfolio to refinance if interest rates decline and estimated levels of home equity. On a quarterly basis, assumptions used in estimating fair value are validated against a number of third-party sources, which may include peer surveys, MSR broker surveys, third-party valuations and other market-based sources.

The significant assumptions used in estimating the fair value of MSRs were as follows (in annual rates):

	December 31,	
	2010	2009
Weighted-average prepayment speed (CPR)	12%	13%
Option adjusted spread, in basis points	844	587
Volatility	29%	30%

The following table summarizes the estimated change in the fair value of MSRs from adverse changes in the significant assumptions:

	December 31, 2010		
	Weighted-Average Prepayment Speed	Option Adjusted Spread	Volatility
		(In millions)	
Impact on fair value of 10% adverse change	$ (71)	$ (65)	$ (24)
Impact on fair value of 20% adverse change	(136)	(125)	(48)

These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from management's intervention to mitigate these variations.

Mortgage Loan Securitization Debt Certificates. Mortgage loan securitization debt certificates are classified within Level Three of the valuation hierarchy. This debt represents senior securitization certificates payable to third-parties through the securitization trust, which is consolidated as a variable interest entity.

The fair value of mortgage loan securitization debt certificates is estimated using a discounted cash flow model which projects remaining cash flows with expected prepayment speeds. As of December 31, 2010, the prepayment assumption of 12% (annual rate) was based on market prepayment curves from current industry data and the discount rate of 10% (annual rate) was based on an expectation of the market-risk premium for these types of securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets and liabilities measured at fair value on a recurring basis were included in the Consolidated Balance Sheets as follows:

	December 31, 2010				
	Level One	Level Two	Level Three	Cash Collateral and Netting[1]	Total
			(In millions)		
Assets:					
Restricted investments	$ —	$ 254	$ —	$ —	$ 254
Mortgage loans held for sale	—	4,157	172	—	4,329
Mortgage servicing rights	—	—	1,442	—	1,442
Other assets:					
Derivative assets:					
Interest rate lock commitments	—	—	42	—	42
Forward delivery commitments	—	309	—	(241)	68
Interest rate contracts	—	4	—	—	4
Convertible note-related agreements	—	—	54	—	54
Securitized mortgage loans	—	—	42	—	42
Liabilities:					
Other liabilities:					
Derivative liabilities:					
Interest rate lock commitments	—	—	46	—	46
Forward delivery commitments	—	82	—	(51)	31
Convertible note-related agreements	—	—	54	—	54
Debt:					
Mortgage loan securitization debt certificates	—	—	30	—	30

	December 31, 2009				
	Level One	Level Two	Level Three	Cash Collateral and Netting[1]	Total
			(In millions)		
Assets:					
Mortgage loans held for sale	$ —	$ 1,107	$ 111	$ —	$ 1,218
Mortgage servicing rights	—	—	1,413	—	1,413
Other assets:					
Investment securities	—	—	12	—	12
Derivative assets	—	86	68	(10)	144
Liabilities:					
Other liabilities:					
Derivative liabilities	—	15	42	(5)	52

(1) Adjustments to arrive at the carrying amounts of assets and liabilities presented in the Consolidated Balance Sheets which represent the effect of netting the payable or receivable and cash collateral held or placed with the same counterparties under master netting arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The activity in assets and liabilities classified within Level Three of the valuation hierarchy consisted of:

	Year Ended December 31, 2010					
			Other Assets			Debt
	Mortgage loans held for sale	Mortgage servicing rights	Investment securities	Interest rate lock commitments, net	Securitized mortgage loans	Mortgage loan securitization debt certificates
	(In millions)					
Balance, January 1, 2010	$ 111	$ 1,413	$ 12	$ 26	$ —	$ —
Realized and unrealized (losses) gains for assets [1]	(27)	(427)	—	1,212	7	—
Realized and unrealized losses for liabilities	—	—	—	—	—	4
Purchases, issuances and settlements, net	61	456	(1)	(1,242)	(16)	(14)
Transfers into level three [2]	104	—	—	—	—	—
Transfers out of level three [3]	(77)	—	—	—	—	—
Transition adjustment [4]	—	—	(11)	—	51	40
Balance, December 31, 2010	$ 172	$ 1,442	$ —	$ (4)	$ 42	$ 30

	Year Ended December 31, 2009			
	Mortgage loans held for sale	Mortgage servicing rights	Investment securities	Derivatives, net
	(In millions)			
Balance, January 1, 2009	$ 177	$ 1,282	$ 37	$ 70
Realized and unrealized (losses) gains [1]	(24)	(280)	(21)	667
Purchases, issuances and settlements, net	(27)	411	(4)	(711)
Transfers into level three, net [5]	(15)	—	—	—
Balance, December 31, 2009	$ 111	$ 1,413	$ 12	$ 26

(1) For Mortgage servicing rights, Realized and unrealized gains (losses) represent the change in the fair value due to the realization of expected cash flows and changes in market inputs and assumptions used in the MSR valuation model.

(2) Represents transfers to Scratch and Dent and Non-Conforming loans from conforming loans during the year ended December 31, 2010. Loans that transfer into Level Three represent mortgage loans with origination flaws, performance issues, or characteristics that would make them not currently saleable through the Agency-mortgage backed security market.

(3) Represents Scratch and Dent and construction loans that were foreclosed upon, construction loans that converted to first mortgages and Scratch and Dent or Non-Conforming loans with origination flaws, performance issues or characteristics that were corrected during the year ended December 31, 2010. Mortgage loans in foreclosure are measured at fair value on a non-recurring basis, as discussed in further detail below.

(4) Represents the transition adjustment related to the adoption of updates to ASC 810 and ASC 860 resulting in the consolidation of a mortgage loan securitization trust (See Note 1, "Summary of Significant Accounting Policies" and Note 20, "Variable Interest Entities" for additional information).

(5) Represents Scratch and Dent loans that were foreclosed upon and construction loans that converted to first mortgages, net of transfers into the Scratch and Dent population from the conforming or foreclosure populations during the year ended December 31, 2009. Mortgage loans in foreclosure are measured at fair value on a non-recurring basis, as discussed in further detail below.

The following tables summarize the realized and unrealized gains and losses related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Statements of Operations and the unrealized gains and losses included in the Consolidated Statements of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets:

	Year Ended December 31, 2010					
	Mortgage loans held for sale	Mortgage servicing rights	Interest rate lock commitments	Securitized mortgage loans	Mortgage loan securitization debt certificates	Related to assets and liabilities held at December 31, 2010
	(In millions)					
Gain on mortgage loans, net	$ (36)	$ —	$ 1,212	$ —	$ —	$ (20)
Change in fair value of mortgage servicing rights	—	(427)	—	—	—	(165)
Mortgage interest income	9	—	—	6	—	—
Mortgage interest expense	—	—	—	—	(6)	—
Other income	—	—	—	1	1	2

	Year Ended December 31, 2009				
	Mortgage loans held for sale	Mortgage servicing rights	Investment securities	Derivatives, net	Related to assets and liabilities held at December 31, 2009
	(In millions)				
Gain on mortgage loans, net	$ (31)	$ —	$ —	$ 667	$ (11)
Change in fair value of mortgage servicing rights	—	(280)	—	—	111
Mortgage interest income	7	—	—	—	1
Other income	—	—	(21)	—	2

Non-Recurring Fair Value Measurements

Goodwill and Other Intangible Assets. The carrying value of Goodwill and indefinite-lived intangible assets is assessed for impairment annually, or more frequently if circumstances indicate impairment may have occurred, by comparing the carrying value of the asset to the fair value.

The fair value of goodwill is based on the underlying value of the related reporting units and may be determined using an income approach, discounted cash flows or a combination of an income approach and a market approach, wherein comparative market multiples are used.

The fair value of indefinite-lived intangible assets is based on a discounted cash flow analysis applying a hypothetical royalty rate to projected revenues associated with these trademarks.

During the years ended December 31, 2010 and 2009, there were no impairments recognized as a result of the fair value measurement of Goodwill and other intangible assets.

Other Assets. Other assets that are evaluated for impairment using fair value measurements on a non-recurring basis consists of mortgage loans in foreclosure and real estate owned ("REO"). The evaluation of impairment reflects an estimate of losses currently incurred at the balance sheet date, which will likely not be recoverable from guarantors, insurers or investors. The impairment of mortgage loans in foreclosure, which represents the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances on those loans, is based on the fair value of the underlying collateral, determined on a loan level basis, less costs to sell. Fair value of the collateral is estimated by considering appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions. REO, which are acquired from mortgagors in default, are recorded at the lower of adjusted carrying amount at the time the property is acquired or fair value of the property, less estimated costs to sell. Fair value of REO is estimated using appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions.

The allowance for probable losses associated with mortgage loans in foreclosure and the adjustment to record REO at their estimated net realizable value were based upon fair value measurements from Level Two of the valuation hierarchy. During the years ended December 31, 2010 and 2009, total foreclosure-related charges of $72 million and $70 million, respectively, were recorded in Other operating expenses, which include changes in the estimate of losses related to off-balance sheet exposure to loan repurchases and indemnifications in addition to the provision for valuation adjustments for mortgage loans in foreclosure and REO. See Note 14, "Credit Risk" for further discussion regarding the balances of mortgage loans in foreclosure, REO, and the off-balance sheet exposure to loan repurchases and indemnifications.

20. Variable Interest Entities

The Company determines whether an entity is a variable interest entity ("VIE") and whether it is the primary beneficiary at the date of initial involvement with the entity. The Company reassesses whether it is the primary beneficiary of a VIE upon certain events that affect the VIE's equity investment at risk and upon certain changes in the VIE's activities. The purposes and activities of the VIE are considered in determining whether the Company is the primary beneficiary, including the variability and related risks the VIE incurs and transfers to other entities and their related parties. Based on these factors, a qualitative assessment is made and, if inconclusive, a quantitative assessment of whether it would absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual returns. If the Company determines that it is the primary beneficiary of the VIE, the VIE is consolidated within the Consolidated Financial Statements.

Assets and liabilities of consolidated variable interest entities are included in the Consolidated Balance Sheets as follows:

	December 31, 2010			
	PHH Home Loans[1]	Chesapeake and D.L Peterson Trust	FLRT and PHH Lease Receivables LP	Mortgage Securitization Trust
	(In millions)			
ASSETS				
Cash	$ 40	$ 4	$ —	$ —
Restricted cash[2]	—	202	39	—
Mortgage loans held for sale	384	—	—	—
Accounts receivable, net	14	50	—	—
Net investment in fleet leases	—	2,854	502	—
Property, plant and equipment, net	1	—	—	—
Other assets	10	12	18	42
Total assets	$ 449	$ 3,122	$ 559	$ 42
Assets held as collateral[3]	$ 331	$ 3,106	$ 506	$ —
LIABILITIES				
Accounts payable and accrued expenses	$ 20	$ 3	$ 16	$ —
Debt	304	2,577	450	30
Other liabilities	5	—	—	—
Total liabilities[4]	$ 329	$ 2,580	$ 466	$ 30

	December 31, 2009	
	PHH Home Loans[1]	Chesapeake and D.L Peterson Trust
	(In millions)	
ASSETS		
Cash	$ 40	$ 3
Restricted cash[2]	—	297
Mortgage loans held for sale	60	—
Accounts receivable, net	2	21
Net investment in fleet leases	—	3,046
Property, plant and equipment, net	1	—
Other assets	6	22
Total assets	$ 109	$ 3,389
Assets held as collateral[3]	$ —	$ 3,400
LIABILITIES		
Accounts payable and accrued expenses	$ 14	$ 3
Debt	—	2,859
Other liabilities	2	—
Total liabilities[4]	$ 16	$ 2,862

(1) Net assets of PHH Home Loans are not available to pay the Company's general obligations.

(2) Restricted cash of Chesapeake Funding and FLRT primarily relates to amounts specifically designated to purchase assets, to repay debt and/or to provide over-collateralization related to vehicle management asset-backed debt arrangements.

(3) Assets held as collateral related to the entity's borrowing arrangements, which are not available to pay the Company's general obligations. See Note 11, "Debt and Borrowing Arrangements" for further information.

(4) Total liabilities exclude intercompany payables as discussed below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PHH Home Loans

In connection with the spin-off, PHH Broker Partner Corporation, a wholly owned subsidiary of the Company, entered into the PHH Home Loans Operating Agreement with Realogy Services Venture Partner, Inc, a wholly owned subsidiary of Realogy Corporation. The Company owns 50.1% of PHH Home Loans, through PHH Broker Partner, and Realogy owns the remaining 49.9%. PHH Home Loans was formed for the purpose of originating and selling mortgage loans primarily sourced through Realogy's owned real estate brokerage business, NRT, and corporate relocation business, Cartus.

For the year ended December 31, 2010, approximately 27% of the mortgage loans originated by the Company were derived from Realogy Corporation's affiliates, of which approximately 81% were originated by PHH Home Loans. All loans originated by PHH Home Loans are sold to PHH Mortgage or to unaffiliated third-party investors at arm's-length terms. The PHH Home Loans Operating Agreement provides that at least 15% of the total number of all loans originated by PHH Home Loans be sold to unaffiliated third party investors. PHH Home Loans does not hold any mortgage loans for investment purposes or retain mortgage servicing rights for any loans it originates.

In addition to the assets and liabilities of PHH Home Loans that were consolidated as outlined above, PHH Home Loans impacted the Company's financial position and results of operations as follows:

- During the years ended December 31, 2010, 2009 and 2008, PHH Home Loans originated residential mortgage loans of $10.5 billion, $10.3 billion and $8.7 billion, respectively.
- During the years ended December 31, 2010, 2009 and 2008, PHH Home Loans brokered or sold $7.9 billion, $11.1 billion and $5.4 billion, respectively, of mortgage loans to the Company under the terms of a loan purchase agreement.
- For the years ended December 31, 2010, 2009, and 2008, the Consolidated Statement of Operations includes net income (loss) for PHH Home Loans of $46 million, $38 million, and ($51) million, respectively, before net income or loss attributable to noncontrolling interests as adjusted for the elimination of intercompany income for mortgage loans brokered or sold by PHH Home Loans to the Company.
- As of December 31, 2010 and 2009, the Company had an investment in PHH Home Loans of $66 million and $77 million, respectively and intercompany receivables from PHH Home Loans of $38 million and $15 million, respectively.
- As of December 31, 2010, the Company had outstanding commitments from PHH Home Loans to purchase or fund $642 million of mortgage loans and lock commitments expected to result in closed mortgage loans.

The Company manages PHH Home Loans through PHH Broker Partner with the exception of certain specified actions that are subject to approval by Realogy through PHH Home Loans' board of advisors, which consists of representatives of Realogy and PHH. The board of advisors has no managerial authority, and its primary purpose is to provide a means for Realogy to exercise its approval rights over those specified actions of PHH Home Loans for which Realogy's approval is required. PHH Mortgage operates under a Management Services Agreement between PHH Mortgage and PHH Home Loans, pursuant to which PHH Mortgage provides certain mortgage origination processing and administrative services for PHH Home Loans. In exchange for such services, PHH Home Loans pays PHH Mortgage a fee per service and a fee per loan, subject to a minimum amount.

PHH Home Loans is financed through equity contributions, and sales of mortgage loans to PHH Mortgage and other investors, and secured and unsecured subordinated indebtedness. The Company maintains an unsecured subordinated Intercompany Line of Credit with PHH Home Loans with $100 million capacity. This indebtedness is not collateralized by the assets of PHH Home Loans. The Company has extended the subordinated financing to increase PHH Home Loans' capacity to fund mortgage loans and supports certain covenants of the entity. There were no borrowings outstanding under this Intercompany Line of Credit as of December 31, 2010 or 2009.

Subject to certain regulatory and financial covenant requirements, net income generated by PHH Home Loans is distributed quarterly to its members pro rata based upon their respective ownership interests. PHH Home Loans may also require additional capital contributions from the Company and Realogy under the terms of PHH Home Loans Operating Agreement if it is required to meet minimum regulatory capital and reserve requirements imposed by any governmental authority or any creditor of PHH Home Loans or its subsidiaries. During the years ended December 31, 2010 and 2009, the Company received $11 million and $8 million, respectively, of distributions from PHH Home Loans. The Company did not make any capital contributions to support PHH Home Loans during the years ended December 31, 2010 and 2009.

Realogy's ownership interest is presented in the Consolidated Financial Statements as a noncontrolling interest. The Company's determination of the primary beneficiary was based on both quantitative and qualitative factors, which indicated that its variable interests will absorb a majority of the expected losses and receive a majority of the expected residual returns of PHH Home Loans. The Company has maintained the most significant variable interests in the entity, which include the majority ownership of common equity interests, the outstanding Intercompany Line of Credit, PHH Home Loans Loan Purchase and Sale Agreement, and the Management Services Agreement. The Company has been the primary beneficiary of PHH Home Loans since its inception, and there have been no current period events that would change the decision regarding whether or not to consolidate PHH Home Loans.

The Company is not obligated to provide additional financial support to PHH Home Loans; however, the termination of this joint venture could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Additionally, the insolvency or inability for Realogy to perform its obligations under the PHH Home Loans Operating Agreement, or its other agreements with the Company, could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

Pursuant to the PHH Home Loans Operating Agreement, Realogy has the right to terminate the Strategic Relationship Agreement and terminate this venture upon the occurrence of certain events. If Realogy were to terminate its exclusivity obligations with respect to the Company or terminate this venture, it could have a material adverse impact on the Company's business, financial position, results of operations or cash flows.

In addition, beginning on February 1, 2015, Realogy may terminate the PHH Home Loans Operating Agreement at any time by giving two years' notice to the Company. Upon Realogy's termination of the PHH Home Loans Operating Agreement, Realogy will have the option either to require that PHH purchase their interest in PHH Home Loans at fair value, plus, in certain cases, liquidated damages, or to cause the Company to sell its interest in PHH Home Loans to a third party designated by Realogy at fair value plus, in certain cases, liquidated damages. In the case of a termination by Realogy following a change in control of PHH, the Company may be required to make a cash payment to Realogy in an amount equal to PHH Home Loans' trailing 12 months net income multiplied by the greater of (i) the number of years remaining in the first 12 years of the term of PHH Home Loans Operating Agreement or (ii) two years.

The Company has the right to terminate the PHH Home Loans Operating Agreement upon, among other things, a material breach by Realogy of a material provision of the PHH Home Loans Operating Agreement, in which case the Company has the right to purchase Realogy's interest in PHH Home Loans at a price derived from an agreed-upon formula based upon fair market value (which is determined with reference to that trailing 12 months EBITDA) for PHH Home Loans and the average market EBITDA multiple for mortgage banking companies.

Upon termination, all of PHH Home Loans agreements will terminate automatically (excluding certain privacy, non-competition, venture-related transition provisions and other general provisions), and Realogy will be released from any restrictions under the PHH Home Loans agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third-party mortgage operation.

Chesapeake and D.L. Peterson Trust

Vehicle acquisitions in the U.S. for the Fleet Management services segment are primarily financed through the issuance of asset-backed variable funding notes issued by the Company's wholly owned subsidiary Chesapeake Funding LLC. D.L. Peterson Trust ("DLPT"), a bankruptcy remote statutory trust, holds the title to all vehicles that collateralize the debt issued by Chesapeake Funding. DLPT also acts as a lessor under both operating and direct financing lease agreements. Chesapeake Funding's assets primarily consist of a loan made Chesapeake Finance Holdings LLC, a wholly owned subsidiary of the Company. Chesapeake Finance owns all of the special units of beneficial interest in the leased vehicles and eligible leases and certain other assets issued by DLPT, representing all interests in DLPT.

The Company determined that each of Chesapeake Funding, Chesapeake Finance and DLPT are VIEs and that it is the primary beneficiary due to insufficient equity investment at risk. The determination was made on a qualitative basis, considering the nature and purpose of each of the entities and how risk transfers to interest holders through their variable interests. The Company holds the significant variable interests, which include equity interests, ownership of certain amounts of asset-backed debt issued by Chesapeake and interests in DLPT. There are no significant variable interests that would absorb losses prior to the Company or that hold variable interests that exceed those of the Company.

In addition to the assets and liabilities of Chesapeake and DLPT that were consolidated as outlined above, the entities impacted the Company's financial position and results of operations as follows:

- Certain debt transactions were executed between the Company and Chesapeake during the years ended December 31, 2010 and 2009, and as of December 31, 2010 and 2009, the Company had an intercompany payable to Chesapeake and DLPT of $2 million and $1 million, respectively.

- The Consolidated Statement of Operations for the years ended December 31, 2010, 2009, and 2008 includes Net income for Chesapeake and DLPT of $40 million, $30 million and $24 million, respectively after adjustments for the elimination of intercompany income for servicing fees.

Fleet Leasing Receivables Trust

Fleet Leasing Receivables Trust ("FLRT") is a Canadian special purpose trust and its primary business activities include the acquisition, disposition and administration of purchased or acquired lease assets from our other Canadian subsidiaries and the borrowing of funds or the issuance of securities to finance such acquisitions. PHH Fleet Lease Receivables LP is a bankruptcy remote special purpose entity that holds the beneficial ownership of lease assets transferred from Canadian subsidiaries.

Upon the initial funding of the FLRT entity during the year ended December 31, 2010, the Company determined that it is the primary beneficiary and that FLRT and PHH Fleet Lease Receivables LP are VIEs. The determination was made on a qualitative basis after considering the nature and purpose of each of the entities and how the risk transferred to interest holders through their variable interests.

In addition to the assets and liabilities of FLRT and PHH Lease Receivables LP that were consolidated as outlined above, the entities impacted the Company's financial position and results of operations as follows:

- Certain debt transactions were executed between the Company and FLRT during the year ended December 31, 2010, and as of December 31, 2010, the Company had intercompany receivables of $4 million.

- The Consolidated Statement of Operations for the year ended December 31, 2010 includes Net loss for FLRT and PHH Fleet Lease Receivables LP of $3 million.

Mortgage Loan Securitization Trust

As a result of the adoption of updates to ASC 810 and ASC 860 as of January 1, 2010, a mortgage loan securitization trust that previously met the qualifying special purpose entity scope exception was consolidated. The Company holds subordinate debt certificates of the trust with a fair value of $12 million as of December 31, 2010. The Company's investment in the subordinated debt and residual interests, in connection with its function as servicer for the trust, provides the Company with a controlling financial interest in the trust.

21. Related Party Transactions

Spin-Off from Cendant

Prior to, and in connection with, the spin-off, the Company entered into various agreements with Cendant and Realogy. The Company continues to operate under certain of these agreements, including: (i) the PHH Home Loans Operating Agreement, the related Trademark License Agreements with PHH Mortgage and PHH Home Loans, the Management Services Agreement, the Marketing Agreement between PHH Mortgage and Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. and other agreements for the purpose of originating and selling mortgage loans primarily sourced through NRT and Cartus; (ii) a Strategic Relationship Agreement between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy, Realogy Services Venture Partner, Inc. and Cendant, and (iii) the Amended Tax Sharing Agreement governing the allocation of liability for taxes between Cendant and the Company, indemnification for liability for taxes and responsibility for preparing and filing tax returns and defending tax contests, as well as other tax-related matters.

See Note 20, "Variable Interest Entities" for disclosure regarding the potential impacts to the Company in the event of a termination of the Strategic Relationship Agreement and PHH Home Loans.

22. Segment Information

Operations are conducted through three business segments: Mortgage Production, Mortgage Servicing and Fleet Management Services.

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.

- **Mortgage Servicing** — performs servicing activities for originated and purchased loans.

- **Fleet Management Services** — provides commercial fleet management services.

Certain income and expenses not allocated to the three reportable segments and intersegment eliminations are reported under the heading Other. The Company's operations are substantially located in the U.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management evaluates the operating results of each of the reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss before income tax expense or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production segment profit or loss excludes Realogy Corporation's noncontrolling interest in the profit or loss of PHH Home Loans.

Segment results for the year ended and as of December 31, were as follows:

	Net Revenues			Segment Profit (Loss)[3]			Total Assets as of December 31,	
	2010	2009	2008	2010	2009	2008	2010	2009
				(In millions)				
Mortgage Production Segment	$ 911	$ 880	$ 462	$ 268	$ 306	$ (90)	$ 4,605	$ 1,464
Mortgage Servicing Segment	(63)	82	(276)	(241)	(85)	(430)	2,291	2,269
Fleet Management Services Segment	1,593	1,649	1,827	63	54	62	4,216	4,331
Other [1][2]	(3)	(5)	43	(3)	(15)	42	158	59
Total	$ 2,438	$ 2,606	$ 2,056	$ 87	$ 260	$ (416)	$ 11,270	$ 8,123

	Interest Income			Interest Expense		
	2010	2009	2008	2010	2009	2008
			(In millions)			
Mortgage Production Segment	$ 97	$ 79	$ 92	$ 113	$ 90	$ 99
Mortgage Servicing Segment	15	12	83	69	61	72
Fleet Management Services Segment	2	9	16	94	95	169
Other [1][2]	(2)	(2)	(2)	(2)	(10)	(7)
Total	$ 112	$ 98	$ 189	$ 274	$ 236	$ 333

	Depreciation on Operating Leases			Other Depreciation and Amortization		
	2010	2009	2008	2010	2009	2008
			(In millions)			
Mortgage Production Segment	$ —	$ —	$ —	$ 10	$ 14	$ 13
Mortgage Servicing Segment	—	—	—	1	1	1
Fleet Management Services Segment	1,224	1,267	1,299	11	11	11
Other [1][2]	—	—	—	—	—	—
Total	$ 1,224	$ 1,267	$ 1,299	$ 22	$ 26	$ 25

(1) Amounts included under the heading Other represent intersegment eliminations and amounts not allocated to the Company's reportable segments.

(2) Segment loss reported under the heading Other for the year ended December 31, 2009 includes approximately $3 million of severance for a former chief executive officer. Segment profit reported under the heading Other for the year ended December 31, 2008 includes income related to a terminated agreement with General Electric Capital Corporation. On January 2, 2008, the Company entered into a settlement agreement with the respective parties and received a reverse termination fee of $50 million, which is included in Other income for the year ended December 31, 2008, partially offset by $5 million for the reimbursement of certain fees for third-party consulting services.

(3) The following is a reconciliation of Income (loss) before income taxes to segment profit (loss):

	Year Ended December 31,		
	2010	2009 (In millions)	2008
Income (loss) before income taxes	$ 115	$ 280	$ (443)
Less: net income (loss) attributable to noncontrolling interest	28	20	(27)
Segment profit (loss)	$ 87	$ 260	$ (416)

(4) During the year ended December 31, 2008, a non-cash Goodwill impairment of $61 million was recorded related to the PHH Home Loans reporting unit, which is included in the Mortgage Production segment. As a result of the Goodwill impairment, net loss attributable to noncontrolling interest and segment loss for the year ended December 31, 2008 were impacted by $30 million and $31 million, respectively.

23. Selected Quarterly Financial Data—(unaudited)

Provided below is selected unaudited quarterly financial data for 2010 and 2009.

	Quarter Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(In millions, except per share data)			
Net revenues	$ 577	$ 371	$ 572	$ 918
Income (loss) before income taxes	19	(215)	(2)	313
Net income (loss)	8	(126)	7	187
Net income (loss) attributable to PHH Corporation	8	(133)	(8)	181
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.15	$ (2.40)	$ (0.14)	$ 3.26
Diluted earnings (loss) per share attributable to PHH Corporation	0.15	(2.40)	(0.14)	3.25

	Quarter Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(In millions, except per share data)			
Net revenues	$ 587	$ 768	$ 507	$ 744
Income (loss) before income taxes	5	186	(80)	169
Net income (loss)	5	111	(48)	105
Net income (loss) attributable to PHH Corporation	2	106	(52)	97
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.04	$ 1.93	$ (0.94)	$ 1.76
Diluted earnings (loss) per share attributable to PHH Corporation	0.04	1.91	(0.94)	1.74

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF OPERATIONS
(In millions)

	Year Ended December 31,		
	2010	2009	2008
Revenues:			
Net revenues from consolidated subsidiaries	$ 143	$ 52	$ 61
Interest income	1	—	—
Other income	—	—	50
Net revenues	144	52	111
Expenses:			
Salaries and related expenses	16	22	12
Interest expense	105	79	83
Other operating expenses	26	20	23
Total expenses	147	121	118
Loss before income taxes and equity in earnings (loss) of subsidiaries	(3)	(69)	(7)
Benefit from income taxes	(2)	(26)	(3)
Loss before equity in earnings (loss) of subsidiaries	(1)	(43)	(4)
Equity in earnings (loss) of subsidiaries	49	196	(250)
Net income (loss)	$ 48	$ 153	$ (254)

See Notes to Condensed Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED BALANCE SHEETS
(In millions)

	December 31,	
	2010	2009
ASSETS		
Cash and cash equivalents	$ 92	$ 2
Due from consolidated subsidiaries	1,300	49
Investment in consolidated subsidiaries	1,319	2,571
Other assets	333	204
Total assets	$ 3,044	$ 2,826
LIABILITIES AND EQUITY		
Debt	$ 1,212	$ 1,200
Other liabilities	268	134
Total liabilities	1,480	1,334
Commitments and contingencies	—	—
EQUITY		
Preferred stock	—	—
Common stock	1	1
Additional paid-in capital	1,069	1,056
Retained earnings	465	416
Accumulated other comprehensive income	29	19
Total PHH Corporation stockholders' equity	1,564	1,492
Total liabilities and equity	$ 3,044	$ 2,826

See Notes to Condensed Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2010	2009	2008
Net cash provided by operating activities	$ 75	$ 48	$ 2
Cash flows from investing activities:			
Purchases of property, plant and equipment	(5)	—	—
Investment in consolidated subsidiaries	—	—	(2)
Dividends from consolidated subsidiaries	46	19	2
Net cash provided by investing activities	41	19	—
Cash flows from financing activities:			
Net cash provided by (used in) consolidated subsidiaries	—	315	(81)
Net decrease in short-term borrowings	—	—	(133)
Proceeds from borrowings	3,482	2,762	3,505
Principal payments on borrowings	(3,498)	(3,118)	(3,262)
Proceeds from the sale of Sold Warrants (See Note 1)	—	35	24
Cash paid for Purchased Options	—	(66)	(51)
Cash paid for debt issuance costs	(19)	(1)	(9)
Issuances of Company Common stock	10	4	—
Other, net	(1)	2	—
Net cash used in financing activities	(26)	(67)	(7)
Net increase (decrease) in Cash and cash equivalents	90	—	(5)
Cash and cash equivalents at beginning of period	2	2	7
Cash and cash equivalents at end of period	$ 92	$ 2	$ 2

See Notes to Condensed Financial Statements.

PHH CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Debt and Borrowing Arrangements

The following table summarizes the components of unsecured indebtedness:

	December 31, 2010		December 31, 2009	
	Balance	Weighted Average-Interest Rate[1]	Balance	Weighted Average-Interest Rate[1]
	(In millions)			
Term notes	$ 782	8.1%	$ 439	7.2%
Convertible notes	430	4.0%	401	4.0%
Credit facilities	—	—	360	1.0%
Total Unsecured Debt	$ 1,212		$ 1,200	

[1] Represents the weighted-average stated interest rate of the facilities as of the respective date. Term Notes and Convertible Notes are fixed-rate facilities and the Credit Facilities are variable-rate.

The following table provides the contractual debt maturities as of December 31, 2010:

	Unsecured Debt (In millions)
Within one year	$ —
Between one and two years	250
Between two and three years	421
Between three and four years	250
Between four and five years	—
Thereafter	358
	$ 1,279

Capacity under all borrowing agreements is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. Available capacity under unsecured credit facilities as of December 31, 2010 consisted of:

	Capacity	Utilized Capacity	Available Capacity
	(In millions)		
Unsecured Committed Credit Facilities[1]	$ 810	$ 17	$ 793

[1] Utilized capacity reflects $17 million of letters of credit issued under the Amended Credit Facility, which are not included in Debt in the Condensed Balance Sheet.

The capacity of the Unsecured committed credit facilities was reduced to $525 million as of January 6, 2011 upon the expiration of certain commitments as discussed below.

The fair value of debt was $1.3 billion and $1.2 billion as of December 31, 2010 and 2009, respectively.

UNSECURED DEBT

Term Notes

On August 11, 2010, the Company issued $350 million in aggregate principal amount of 9 1/4% Senior Notes due 2016 under an indenture with The Bank of New York Mellon, as trustee. These notes were subsequently registered under a public registration statement. The proceeds of the issuance were primarily used to pay down the outstanding balance of the Amended Credit Facility.

Term notes also include $425 million of Medium-term notes that were publicly issued under an indenture dated as of November 6, 2000 by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A, as amended and supplemented. The effective interest rate of the Medium-term notes was 7.2% as of both December 31, 2010 and 2009.

Credit Facilities

Credit facilities primarily represents an Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, among PHH, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. On June 25, 2010, the Amended Credit Facility was further amended to reduce the capacity of the facility from $1.3 billion to $805 million. Certain lenders consented to amendments (the "Extending Lenders") which extended the termination date of $525 million of commitments from January 6, 2011 to February 29, 2012. Provided certain conditions are met, the Company may extend the commitments of the Extending Lenders for an additional year at its request. Capacity of this facility was reduced to $525 million on January 6, 2011 upon the termination of the commitments related to certain lenders that did not consent to the extension.

As of December 31, 2010, there were no outstanding amounts borrowed under the Amended Credit Facility. The interest rate of commitments of the facility ranged from 1.1% to 5.5% as of December 31, 2010.

Convertible Notes

On April 2, 2008, a private offering of 2012 Convertible Notes was completed to certain qualified institutional buyers with an aggregate principal amount of $250 million and a maturity date of April 15, 2012.

On September 29, 2009, a private offering of 2014 Convertible Notes was completed to certain qualified institutional buyers with an aggregate principal balance of $250 million and a maturity date of September 1, 2014.

The Convertible Notes are senior unsecured obligations, which rank equally with all existing and future senior debt of the Company. The 2012 and 2014 Convertible Notes are governed by indentures dated April 2, 2008 and September 29, 2009, respectively, with The Bank of New York Mellon, as trustee and bear interest at 4.0% per year, payable semiannually in arrears in cash. In connection with the issuance of the convertible notes due in 2014 and 2012, an original issue discount and issuance costs were recognized of $74 million and $60 million, respectively, which are being accreted to Interest expense in the Condensed Statements of Operations. The carrying amount of the notes is net of the unamortized discount of $70 million and $99 million, as of December 31, 2010 and 2009 respectively. The weighted-average effective rate of the convertible notes, which includes the accretion of the discount and issuance costs, is 12.7% as of December 31, 2010 and 2009.

PHH CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS— (Continued)

Under the 2014 and 2012 Convertible Note Indentures, holders may convert all or any portion of the convertible notes at any time (i) in the event of the occurrence of certain triggering events related to the price of the Convertible Notes, the price of the Company's Common stock or certain corporate events or (ii) from, and including, March 1, 2014 and October 15, 2011, respectively, through the third business day immediately preceding their maturity on September 1, 2014 and April 15, 2012, respectively.

Upon conversion of the 2012 notes, the Company will deliver the principal portion in cash and, if the conversion price calculated for each business day over a period of 60 consecutive business days exceeds the principal amount (the "Conversion Premium"), shares of its Common stock or cash for the Conversion Premium. The 2014 notes currently may only be settled in cash upon conversion, as discussed further below. Subject to certain exceptions, the holders of the Convertible Notes may require the Company to repurchase all or a portion of their Convertible Notes upon a fundamental change, as defined under the convertible notes indentures. The Company will generally be required to increase the conversion rate for holders that elect to convert their Convertible Notes in connection with a make-whole fundamental change. In addition, the conversion rate may be adjusted upon the occurrence of certain events. The Company may not redeem the 2014 Convertible Notes or the 2012 Convertible Notes prior to their maturity on September 1, 2014 and April 15, 2012, respectively.

In connection with the issuance of the convertible notes, the Company entered into hedging transactions with respect to the Conversion Premium (or, purchased options) and warrant transactions whereby the Company sold warrants to acquire, subject to certain anti-dilution adjustments, shares of its Common stock. The purchased options and sold warrants are intended to reduce the potential dilution of the Company's Common stock upon conversion. These transactions generally have the effect of increasing the conversion price for the 2014 notes to $34.74 per share from $25.805 (based on the initial conversion rate of 38.7522 shares per $1,000 principal amount of the notes) and for the 2012 notes to $27.20 per share from $20.50 (based on the initial conversion rate of 48.7805 shares per $1,000 principal amount).

The New York Stock Exchange regulations require stockholder approval prior to the issuance of shares of common stock or securities convertible into common stock that will, or will upon issuance, equal or exceed 20% of outstanding shares of common stock. Unless and until stockholder approval to exceed this limitation is obtained, the conversion of the 2014 notes will be settled entirely in cash. Based on these settlement terms, the Company determined that at the time of issuance of the 2014 Convertible Notes, the related conversion option and purchased options did not meet all the criteria for equity classification. The conversion option and purchased options associated with the 2014 notes are recognized as a derivative and are presented in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Interest expense in the Condensed Statements of Operations.

As of December 31, 2010 and 2009, the sold warrants associated with the 2014 and 2012 notes and the conversion option and purchased options associated with the 2012 notes met all the criteria for equity classification because they are all indexed to the Company's stock. As such, these derivative instruments are recorded within Additional paid-in capital and have no impact on the Condensed Statements of Operations.

There were no conversions of the Convertible Notes during the years ended December 31, 2010 and 2009.

DEBT COVENANTS

Certain debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on indebtedness of the Company and its material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions.

PHH CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS— (Continued)

Among other covenants, the Amended Credit Facility requires that the Company maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 6.5:1. The Senior Note indenture requires that the Company maintain a debt to tangible equity ratio not greater than 8.5:1 on the last day of each fiscal quarter. The Medium-term note indenture requires that the Company maintain a debt to tangible equity ratio of not more than 10:1.

At December 31, 2010, the Company was in compliance with all of its financial covenants related to its debt arrangements.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments, the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure certain of such events of default. If it does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of its debt could be accelerated and its ability to incur additional indebtedness could be restricted. In addition, an event of default or acceleration under certain agreements and instruments would trigger cross-default provisions under certain of its other agreements and instruments.

2. Guarantees and Indemnifications

PHH Corporation provides guarantees to third parties on behalf of its consolidated subsidiaries. These include guarantees of payments under derivative contracts that are used to manage interest rate risk, rent payments to landlords under operating lease agreements, payments of principal under certain borrowing arrangements and guarantees of performance under certain service arrangements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	PHH Corporation and Subsidiaries			PHH Corporation		
	2010	2009	2008	2010	2009	2008
	(In millions)					
Deferred tax asset valuation allowance:						
Balance, beginning of period	$ 70	$ 74	$ 69	$ 8	$ 6	$ 6
Additions:						
Charged to costs and expenses	2	2	5	—	2	—
Charged to other accounts	(18)	—	—	(2)	—	—
Deductions	—	(6)	—	—	—	—
Balance, end of period	$ 54	$ 70	$ 74	$ 6	$ 8	$ 6

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K for the year ended December 31, 2010, management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on that evaluation, management concluded that our disclosure controls and procedures were effective as of December 31, 2010.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, which is commonly referred to as GAAP. The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating our internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 as required under Section 404 of the Sarbanes-Oxley Act of 2002. Management's assessment of the effectiveness of our internal control over financial reporting was conducted using the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report which is included in this Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the internal control over financial reporting of PHH Corporation and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2010 of the Company and our report dated February 28, 2011 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 28, 2011

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item and not otherwise set forth below is incorporated herein by reference to the information under the headings "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance" and "Committees of the Board" in the Company's definitive Proxy Statement related to the Company's 2011 Annual Meeting of Stockholders, which the Company expects to file with the Commission, pursuant to Regulation 14A, no later than 120 days after December 31, 2010 (the "2011 Proxy Statement").

EXECUTIVE OFFICERS

Our executive officers as of February 22, 2011 are set forth in the table below. All executive officers are appointed by and serve at the pleasure of the Board of Directors.

Name	Age[(1)]	Position(s)
Jerome J. Selitto	69	President and Chief Executive Officer
Sandra E. Bell	53	Executive Vice President and Chief Financial Officer
Luke S. Hayden	54	Executive Vice President, Mortgage
George J. Kilroy	63	Executive Vice President, Fleet
Smriti Laxman Popenoe	42	Executive Vice President and Chief Risk Officer
Adele T. Barbato	62	Senior Vice President and Chief Human Resources Officer
Jeff S. Bell	40	Senior Vice President and Chief Information Officer
William F. Brown	53	Senior Vice President, General Counsel and Secretary
Mark E. Johnson	51	Senior Vice President and Treasurer
Jonathan T. McGrain	47	Senior Vice President, Corporate Communications
Milton S. Prime	48	Senior Vice President

(1) As of December 31, 2010

Jerome J. Selitto serves as our President and Chief Executive Officer, a position he has held since October 2009. Prior to joining us, Mr. Selitto worked at Ellie Mae as a senior consultant and as a member of the senior management team from 2007 to 2009. In 2000, Mr. Selitto founded DeepGreen Financial, an innovative web-based federal savings bank and mortgage company and held the position of Chief Executive Officer until 2005. From 1992 to 1999, he served as founder and Vice Chairman of Amerin Guaranty Corporation (now Radian Guaranty), a mortgage insurance company. Mr. Selitto previously served as a Managing Director at First Chicago Corporation and PaineWebber Inc., and as a senior executive at Kidder, Peabody & Co., William R. Hough & Company, and the Florida Federal Savings and Loan Association.

Sandra E. Bell serves as our Executive Vice President and Chief Financial Officer, a position she has held since October 2008. Prior to joining us, Ms. Bell was the Managing Partner of Taurus Advisors, LLC, a strategic financial advisory firm since 2006. From 2004 to 2006, Ms. Bell served as Executive Vice President and Chief Financial Officer of the Federal Home Loan Bank of Cincinnati. Ms. Bell also served as Managing Director at Deutsche Bank Securities from 1991 to 2004.

Luke S. Hayden serves as our Executive Vice President, Mortgage, a position he has held since May 2010. Prior to joining us, Mr. Hayden was Chief Executive Officer of Mortgage Renaissance Investment Trust since 2009. From 2007 to 2008, Mr. Hayden was the Executive Vice President and Senior Managing Director at GMAC ResCap. From 2006 to 2007, Mr. Hayden was the President of Hayden Consulting, LLC. Mr. Hayden spent 13 years at JP Morgan Chase Corporation from 1992 to 2005, including tenure as Executive Vice President of Consumer Market Risk Management responsible for Chase Home Finance's mortgage portfolio and capital markets activities. Prior to JP Morgan Chase, Mr. Hayden also held senior positions at Security Pacific National Bank and First Interstate Bank of California.

George J. Kilroy serves as our Executive Vice President, Fleet, a position he has held since March 2001. From June 2009 to October 2009, Mr. Kilroy also served as our Acting Chief Executive Officer and President. From May 1997 to March 2001, Mr. Kilroy served as Senior Vice President, Business Development. Mr. Kilroy joined PHH Arval in 1976 as an Account Executive in the Truck and Equipment Division and has held positions of increasing responsibility, including head of Diversified Services and Financial Services.

Smriti Laxman Popenoe serves as our Executive Vice President and Chief Risk Officer a position she has held since September 2010. Prior to joining us, Ms. Popenoe was a Principal at TriSim, Inc., a financial advisory firm that counsels participants in the fixed income markets since 2009. Ms. Popenoe also served as Senior Vice President, Balance Sheet Management at Wachovia (now Wells Fargo) from 2006 to 2009. Ms. Popenoe spent 9 years with Freddie Mac from 1994 to 2003, including tenure as Senior Portfolio Director, Mortgage Portfolio.

Adele T. Barbato serves as our Senior Vice President and Chief Human Resources Officer, a position she has held since February 2010. Prior to joining us, from 2006 to May 2009, Ms. Barbato was the Senior Vice President, Human Resources of Drexel University. Ms. Barbato also served as Senior Vice President, Human Resources with MedQuist, Inc. from 2005 to 2006 and was with Unisys Corporation from 1999 to 2005, including tenure as Vice President, Human Resources – International Operations and Global Diversity.

Jeff S. Bell serves as Senior Vice President and Chief Information Officer, a position he has held since February 2010. Prior to joining us, Mr. Bell was Senior Vice President of eCommerce at Countrywide's (now Bank of America) Consumer Markets Division since 2008. Mr. Bell previously founded AndersonBell Partners, from 2006 to 2008 and founded Kaleidico, LLC in 2006. Mr. Bell was the Chief Information Officer at DeepGreen Financial from 2000 to 2006.

William F. Brown serves as our Senior Vice President, General Counsel and Secretary, a position he has held since February 2005. Mr. Brown has served as Senior Vice President and General Counsel of Cendant Mortgage since June 1999 and oversees its legal, contract, licensing and regulatory compliance functions. From June 1997 to June 1999, Mr. Brown served as Vice President and General Counsel of Cendant Mortgage. From January 1995 to June 1997, Mr. Brown served as Counsel in the PHH Corporate Legal Department.

Mark E. Johnson serves as our Senior Vice President and Treasurer, a position he has held since December 2008. Mr. Johnson served as Vice President and Treasurer from February 2005 to December 2008. Prior to the spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.), Mr. Johnson served as Vice President, Secondary Marketing of Cendant Mortgage since May 2003 and was responsible for various funding initiatives and financial management of certain subsidiary operations.

Jonathan T. McGrain serves as our Senior Vice President, Corporate Communications, a position he has held since January 2010. Prior to joining us, Mr. McGrain was Communications Counsel of Catinat Group, Ltd since 2008. Mr. McGrain also served as Director of Marketing and Communications at VinaCapital Investment Management, Ltd in 2007 and Senior Vice President, Marketing and Communications from 2006 to 2007. He previously served as Senior Vice President, Corporate Communications of Radian Group Inc from 1999 to 2006.

Milton S. Prime serves as our Senior Vice President, Business Transformation a position he has held since December 2009. From April 2006 to December 2009, Mr. Prime served as Vice President of Internal Audit, during which time he was responsible for directing the internal audit activities of PHH Corporation. From February 2005 to April 2006, Mr. Prime served as Vice President of Internal Audit for PHH Mortgage Corporation. Prior to joining us, Mr. Prime served as Vice President of Financial Control for Mizuho Corporate Bank, USA, where he was employed from August 1996 to June 2004.

Item 11. Executive Compensation

Information required under this Item is incorporated herein by reference to the information under the headings "Executive Compensation," "Director Compensation" and "Compensation Committee Report" in the Company's 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required under this Item is incorporated herein by reference to the information under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Company's 2011 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required under this Item is incorporated herein by reference to the information under the headings "Certain Relationships and Related Transactions" and "Board of Directors—Independence of the Board of Directors" in the Company's 2011 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required under this Item is incorporated herein by reference to the information under the heading "Principal Accountant Fees and Services" in the Company's 2011 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1). Financial Statements

Information in response to this Item is included in Item 8 of Part II of this Form 10-K.

(a)(2). Financial Statement Schedules

Information in response to this Item is included in Item 8 of Part II of this Form 10-K and incorporated herein by reference to Exhibit 12 attached to this Form 10-K.

(a)(3) and (b). Exhibits

Information in response to this Item is incorporated herein by reference to the Exhibit Index to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 28th day of February, 2011.

PHH CORPORATION

By: /s/ JEROME J. SELITTO
Name: Jerome J. Selitto
Title: President and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. The undersigned hereby constitute and appoint Jerome J. Selitto, Sandra E. Bell and William F. Brown, and each of them, their true and lawful agents and attorneys-in-fact with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned and in their respective names as Directors and officers of PHH Corporation, any amendment or supplement hereto. The undersigned hereby confirm all acts taken by such agents and attorneys-in-fact, or any one or more of them, as herein authorized.

Signature	Title	Date
/s/ JEROME J. SELITTO Jerome J. Selitto	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2011
/s/ SANDRA E. BELL Sandra E. Bell	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2011
/s/ JAMES O. EGAN James O. Egan	Non-Executive Chairman of the Board of Directors	February 28, 2011
/s/ JAMES W. BRINKLEY James W. Brinkley	Director	February 28, 2011
/s/ ALLAN Z. LOREN Allan Z. Loren	Director	February 28, 2011
/s/ GREGORY J. PARSEGHIAN Gregory J. Parseghian	Director	February 28, 2011
/s/ DEBORAH M. REIF Deborah M. Reif	Director	February 28, 2011
/s/ CARROLL R. WETZEL, JR. Carroll R. Wetzel, Jr.	Director	February 28, 2011

EXHIBIT INDEX

Exhibit No.	Description	Incorporation by Reference
3.1	Amended and Restated Articles of Incorporation.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on February 1, 2005.
3.2	Articles Supplementary.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 27, 2008.
3.3	Articles of Amendment to the Charter of PHH Corporation effective as of June 12, 2009.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 16, 2009.
3.4	Amended and Restated By-Laws.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on April 2, 2009.
4.1	Specimen common stock certificate.	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005.
4.2	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Amended and Restated Articles of Incorporation, as amended, and Amended and Restated By-laws of the registrant defining the rights of holders of common stock of the registrant.	Incorporated by reference to Exhibit 3.1 to our Current Reports on Form 8-K filed on February 1, 2005, March 27, 2008, June 16, 2009 and April 2, 2009, respectively.
4.3	Indenture dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.3.1	Supplemental Indenture No. 1 dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.3.2	Supplemental Indenture No. 2 dated as of January 30, 2001 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 8, 2001.
4.3.3	Supplemental Indenture No. 3 dated as of May 30, 2002 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.5 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed on August 8, 2007.

Exhibit No.	Description	Incorporation by Reference
4.3.4	Supplemental Indenture No. 4 dated as of August 31, 2006 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 1, 2006.
4.3.5	Form of PHH Corporation Internotes.	Incorporated by reference to Exhibit 4.6 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed on May 9, 2008.
4.3.6	Form of 7.125% Note due 2013.	Incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed on February 24, 2003.
4.4‡‡	Amended and Restated Base Indenture dated as of December 17, 2008 among Chesapeake Finance Holdings LLC, as Issuer, and JP Morgan Chase Bank, N.A., as indenture trustee.	Incorporated by reference to Exhibit 10.76 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.
4.4.1	Series 2009-1 Indenture Supplement, dated as of June 9, 2009, among Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.5.11 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 5, 2009.
4.4.2	Series 2009-2 Indenture Supplement, dated as of September 11, 2009, among Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 16, 2009.
4.4.3	Series 2009-3 Indenture Supplement, dated as of November 18, 2009, among Chesapeake Funding, LLC as issuer and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.4.3 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.4	Form of Series 2009-3 Class A Investor Note	Incorporated by reference to Exhibit 4.4.4 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.5	Form of Series 2009-3 Class B Investor Note	Incorporated by reference to Exhibit 4.4.5 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.6	Form of Series 2009-3 Class C Investor Note	Incorporated by reference to Exhibit 4.4.6 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.7	Series 2009-4 Indenture Supplement, dated as of December 18, 2009 among Chesapeake Funding, LLC as issuer and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.4.7 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.

Exhibit No.	Description	Incorporation by Reference
4.4.8	Form of Series 2009-4 Class A Investor Note	Incorporated by reference to Exhibit 4.4.8 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.9	Form of Series 2009-4 Class B Investor Note	Incorporated by reference to Exhibit 4.4.9 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.10	Form of Series 2009-4 Class C Investor Note	Incorporated by reference to Exhibit 4.4.10 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.11	Series 2010-1 Indenture Supplement, dated as of June 1, 2010 among Chesapeake Funding, LLC as issuer and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.4.11 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.12	Form of Series 2010-1 Floating Rate Asset Backed Variable Funding Investor Notes, Class A.	Incorporated by reference to Exhibit 4.4.12 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.4.13	Form of Series 2010-1 Floating Rate Asset Backed Investor Notes, Class B.	Incorporated by reference to Exhibit 4.4.13 to our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 3, 2010.
4.5	Indenture dated as of April 2, 2008, by and between PHH Corporation and The Bank of New York, as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on April 4, 2008.
4.5.1	Form of Global Note 4.00% Convertible Senior Note Due 2012.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on April 4, 2008.
4.6	Indenture dated as of September 29, 2009, by and between PHH Corporation and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.
4.6.1	Form of Global Note 4.00% Convertible Senior Note Due 2014.	Incorporated by reference to Exhibit A of Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.
4.7	Trust Indenture dated as of November 16, 2009, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.1	Series 2010-1 Supplemental Indenture dated as of January 27, 2010, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Incorporated by reference to Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.

Exhibit No.	Description	Incorporation by Reference
4.7.2	Fleet Leasing Receivables Trust Series 2010-1 Class A-1a Asset-Backed Note.	Incorporated by reference to Schedule A-1a of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.3	Fleet Leasing Receivables Trust Series 2010-1 Class A-1b Asset-Backed Note.	Incorporated by reference to Schedule A-1b of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.4	Fleet Leasing Receivables Trust Series 2010-1 Class A-2a Asset-Backed Note.	Incorporated by reference to Schedule A-2a of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.5	Fleet Leasing Receivables Trust Series 2010-1 Class A-2b Asset-Backed Note.	Incorporated by reference to Schedule A-2b of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.6	Fleet Leasing Receivables Trust Series 2010-1 Class B Asset-Backed Note.	Incorporated by reference to Schedule B of Exhibit 4.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.7.7	Series 2010-2 Supplemental Indenture dated as of August 31, 2010, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Incorporated by reference to Exhibit 4.7.7 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 3, 2010.
4.7.8	Fleet Leasing Receivables Trust Series 2010-2 Class A Asset-Backed Note.	Incorporated by reference to Exhibit 4.7.8 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 3, 2010.
4.7.9	Fleet Leasing Receivables Trust Series 2010-2 Class B Asset-Backed Note.	Incorporated by reference to Exhibit 4.7.9 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 3, 2010.
4.8	Indenture dated as of August 11, 2010 between PHH Corporation, as Issuer, and The Bank of New York Mellon Trust Company, N.A., as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on August 12, 2010.
4.8.1	Form of 9¼% Senior Note Due 2016.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on August 12, 2010.

Exhibit No.	Description	Incorporation by Reference
10.1	Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein (the "Lenders"), and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.47 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.1.1	Second Amendment, dated as of November 2, 2007, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on November 2, 2007.
10.1.2	Third Amendment, dated as of March 27, 2008, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.1.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 5, 2009.
10.1.3‡‡	Fourth Amendment, dated as of June 25, 2010, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein and JP Morgan Chase Bank, N.A. as a Lender and as a Administrative Agent for the lenders.	Incorporated by reference to Exhibit 10.1.3 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 filed on August 3, 2010.
10.2	Purchase Agreement dated March 27, 2008 by and between PHH Corporation, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.1	Master Terms and Conditions for Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.2	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on April 4, 2008.

Exhibit No.	Description	Incorporation by Reference
10.2.3	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.4	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.5	Master Terms and Conditions for Convertible Debt Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.6	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.7	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.8	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.9	Master Terms and Conditions for Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.10	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.11	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on April 4, 2008.
10.2.12	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on April 4, 2008.
10.3	Second Amended and Restated Master Repurchase Agreement dated as of June 18, 2010, between The Royal Bank of Scotland PLC, as Buyer, PHH Mortgage Corporation, as Seller.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 23, 2010.
10.3.1	Third Amended and Restated Guaranty dated as of June 18, 2010, made by PHH Corporation in favor of The Royal Bank of Scotland, PLC.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on June 23, 2010.
10.4	Purchase Agreement dated June 2, 2009 by and among PHH Corporation, PHH Vehicle Management Services, LLC, Chesapeake Funding LLC and J.P. Morgan Securities, Inc, Banc of America Securities LLC and Citigroup Global Markets, Inc., as representatives of several initial purchasers.	Incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 3, 2010.

Exhibit No.	Description	Incorporation by Reference
10.5‡‡	Purchase Agreement dated September 2, 2009 by and among PHH Corporation, PHH Vehicle Management Services, LLC, Chesapeake Funding LLC and J.P. Morgan Securities, Inc, Banc of America Securities LLC and Citigroup Global Markets, Inc., as representatives of several initial purchasers.	Incorporated by reference to Exhibit 10.12 to our Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2009 filed on January 12, 2010.
10.6	Purchase Agreement dated September 23, 2009, by and between PHH Corporation, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.1	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.2	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.3	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.4	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.5	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.6	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.7	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.8	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.9	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on September 29, 2009.

Exhibit No.	Description	Incorporation by Reference
10.6.10	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.11	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.12	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on September 29, 2009.
10.6.13	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 1, 2009.
10.6.14	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 1, 2009.
10.6.15	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 1, 2009.
10.6.16	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 1, 2009.
10.6.17	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on October 1, 2009.
10.6.18	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on October 1, 2009.
10.7†	Form of Indemnification Agreement.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 20, 2010.
10.7.1†	PHH Corporation Unanimous Written Consent of the Board of Directors effective August 18, 2010.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 20, 2010.
10.7.2†	PHH Corporation Management Incentive Plan.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 6, 2010.
10.7.3†	Form of PHH Corporation Management Incentive Plan Award Notice.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 6, 2010.

Exhibit No.	Description	Incorporation by Reference
10.7.4†	PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on February 1, 2005.
10.7.5†	Amendment Number One to the PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.35 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.7.6†	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009).	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 22, 2009.
10.7.7†	First Amendment to the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, effective August 18, 2010.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on August 20, 2010.
10.7.8†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended.	Incorporated by reference to Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.7.9†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement.	Incorporated by reference to Exhibit 10.29 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.7.10†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.36 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.7.11†	Form of PHH Corporation 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.37 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.7.12†‡‡	Form of 2009 Performance Unit Award Notice and Agreement for Certain Executive Officers, as approved by the Compensation Committee on March 25, 2009.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2009.
10.7.13†	Transition Services and Separation Agreement by and between PHH Corporation and Terence W. Edwards dated August 5, 2009.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 5, 2009.
10.7.14†	Amendment to the Transition Services and Separation Agreement by and between PHH Corporation and Terence W. Edwards dated as of September 11, 2009.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 16, 2009.
10.7.15†	Release by and between PHH Corporation and Terence W. Edwards dated as of September 11, 2009.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on September 16, 2009.

Exhibit No.	Description	Incorporation by Reference
10.7.16†	Employment Agreement dated as of October 26, 2009, between Jerome J. Selitto and PHH Corporation.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 30, 2009.
10.7.17†	Separation Agreement between PHH Corporation and Mark R. Danahy dated as of August 4, 2010.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 4, 2010.
10.8	Trust Purchase Agreement dated January 27, 2010 between Fleet Leasing Receivables Trust, as purchaser, PHH Fleet Lease Receivables L.P., as seller, PHH Vehicle Management Services Inc., as servicer and PHH Corporation, as performance guarantor.	Incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
10.8.1	Agency Agreement dated as of January 25, 2010, between BNY Trust Company of Canada as trustee of Fleet Leasing Receivables Trust, PHH Vehicle Management Services Inc., as financial services agent of Fleet Leasing Receivables Trust and as originator, PHH Fleet Lease Receivables L.P., as seller and Merrill Lynch Canada Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., as agents.	Incorporated by reference to Exhibit 10.15.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
10.8.2‡‡	Agency Agreement dated as of January 25, 2010, between BNY Trust Company of Canada as trustee of Fleet Leasing Receivables Trust, PHH Vehicle Management Services Inc., as financial services agent of Fleet Leasing Receivables Trust and as originator, PHH Fleet Lease Receivables L.P., as seller and Merrill Lynch Canada Inc. and Banc of America Securities LLC, as agents.	Incorporated by reference to Exhibit 10.15.2 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
10.9	Mortgage Loan Participation Purchase and Sale Agreement dated as of July 23, 2010, between PHH Mortgage Corporation, as seller, and Bank of America, N.A., as purchaser.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 29, 2010.
10.10‡‡	Purchase Agreement, dated August 6, 2010, by and between PHH Corporation, Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and RBS Securities Inc., as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 9, 2010.
10.11	Registration Rights Agreement, dated August 11, 2010, by and between PHH Corporation and Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and RBS Securities Inc., as representatives of several initial purchasers of the notes.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August, 12, 2010.
10.12	Mortgage Loan Participation Sale Agreement dated as of September 2, 2010, between PHH Mortgage Corporation, as seller, and JPMorgan Chase Bank, National Association, as purchaser.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 3, 2010.

Exhibit No.	Description	Incorporation by Reference
10.13	Letter Agreement between Fannie Mae and PHH Mortgage Corporation dated December 16, 2010.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 22, 2010.
12	Computation of Ratio of Earnings to Fixed Charges.	Filed herewith.
21	Subsidiaries of the Registrant.	Filed herewith.
23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
24	Powers of Attorney.	Incorporated by reference to the signature page to this Annual Report on Form 10-K.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
101.INS	XBRL Instance Document	Furnished herewith.
101.SCH	XBRL Taxonomy Extension Schema Document	Furnished herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Furnished herewith.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Furnished herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Furnished herewith.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Furnished herewith.

‡ Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act which portions have been omitted and filed separately with the Commission.

‡‡ Confidential treatment has been granted for certain portions of this Exhibit pursuant to an order under the Exchange Act which portions have been omitted and filed separately with the Commission.

† Management or compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratios)

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Earnings available to cover fixed charges:					
Income (loss) before income taxes	$ 115	$ 280	$ (443)	$ (45)	$ (4)
Plus: fixed charges	282	243	344	492	477
Earnings available to cover fixed charges	$ 397	$ 523	$ (99)	$ 447	$ 473
Fixed charges:					
Interest expense	$ 274	$ 236	$ 333	$ 480	$ 465
Estimated interest portion of net rental expense[1]	8	7	11	12	12
Total fixed charges	$ 282	$ 243	$ 344	$ 492	$ 477
Ratio of earnings to fixed charges	1.41	2.15	—[2]	0.91[2]	0.99[2]

(1) One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest factor.

(2) The ratio coverage of earnings to fixed charges was less than 1:1. Earnings were deficient to cover fixed charges by $443 million, $45 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The earnings deficiencies were due to unfavorable valuation adjustments related to mortgage servicing rights, net.

Exhibit 21

SUBSIDIARIES OF REGISTRANT
As of December 31, 2010

Name of Subsidiary	Jurisdiction of Incorporation or Formation
1st Elite Home Loans, LLC	DE
Atrium Insurance Corporation	NY
Atrium Reinsurance Corporation	VT
Axiom Financial, LLC	UT
Cartus Home Loans, LLC	DE
Canadian Lease Management Ltd.	Canada
Century 21 Mortgage Corporation	MA
Chesapeake Finance Holdings LLC	DE
Chesapeake Funding LLC	DE
Coldwell Banker Home Loans, LLC	DE
Coldwell Banker Mortgage Corporation	MA
D. L. Peterson Trust	DE
Dealers Holding, Inc.	MD
Domain Distinctive Property Finance Corporation	MA
DRH Funding LLC	DE
Driversshield.com FS Corp.	NY
Edenton Motors, Inc.	MD
ERA Home Loans, LLC	DE
ERA Mortgage Corporation	MA
First Fleet Corporation	MA
First Fleet Master Titling Trust	DE
Fleet Leasing Receivables Trust	Canada
FLR GP1 Inc.	Canada
FLR GP2 Inc.	Canada
FLR LP Inc.	Canada
Haddonfield Holding Corporation	DE
Instamortgage.com Corporation	MD
J.W. Geckle Trust	MD
JHH Partnership	MD
Landover Mortgage, LLC	WA
Long Island Mortgage Group, Inc. (dba Corcoran Capital; L'Argent Funding Consultants; Home Key Mortgage Bankers; Royal Capital; Manhattan Island Capital; Long Island Mortgage Resources; NYC Capital; Madison Avenue Capital)	NY
MortgageSave.com Corporation	MA
NE Moves Mortgage, LLC	MA
Pacific Access Mortgage, LLC	HI
PHH (Bermuda) Holdings Ltd.	Bermuda
PHH Auto Finance LLC	MD
PHH Broker Partner Corporation	MD
PHH Canadian Holdings, Inc.	DE
PHH Caribbean Leasing, Inc.	MD

Name of Subsidiary	Jurisdiction of Incorporation or Formation
PHH Charitable Trust	U.K.
PHH Continental Leasing, LLC	MD
PHH Corner Leasing, Inc.	MD
PHH Corporate Services, Inc.	DE
PHH de Brasil Paricopaceos Ltda.	Brazil
PHH Financial Services LLC	MD
PHH Fleet Lease Receivables L.P.	Canada
PHH Home Loans, LLC (dba Sunbelt Lending Services; Hamera Home Loans; ERA Home Loans; Burnet Home Loans; Coldwell Banker Home Loans; Cartus Home Loans; First Capital; Preferred Mortgage Group)	DE
PHH Leasing of Canada Ltd	Canada
PHH Market Leasing, Inc.	MD
PHH Milford Leasing, Inc.	MD
PHH Mortgage Capital LLC	DE
PHH Mortgage Corporation	NJ
PHH Mortgage Services Corporation	MD
PHH Preferred Mortgage, LLC	DE
PHH Services B.V.	Netherlands
PHH St. Paul Leasing, Inc.	DE
PHH Sub 1 Inc.	DE
PHH Sub 2 Inc.	DE
PHH Vehicle Management Services Group LLC	DE
PHH Vehicle Management Services, Inc.	Canada
PHH Vehicle Management Services, LLC (dba PHH Arval)	DE
Preferred Mortgage Group, LLC	DE
Princeton Commercial Lending, Inc.	CA
Raven Funding LLC	DE
RMR Financial, LLC (dba Princeton Capital; Mortgage California)	CA
Speedy Title & Appraisal Review Services LLC	DE
VMS Holdings LLC	DE
Williamsburg Motors, Inc.	MD

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-170309 on Form S-4, Registration Statement No. 333-155751 on Form S-3 and Registration Statement Nos. 333-161020, 333-122477, 333-123055, and 333-128144 on Form S-8 of our reports dated February 28, 2011, relating to the consolidated financial statements and financial statement schedules of PHH Corporation and the effectiveness of PHH Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of PHH Corporation and subsidiaries for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2011

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jerome J. Selitto, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Jerome J. Selitto
Jerome J. Selitto
President and Chief Executive Officer

Date: February 28, 2011

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra E. Bell, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Sandra E. Bell
Sandra E. Bell
Executive Vice President and
Chief Financial Officer

Date: February 28, 2011

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Jerome J. Selitto
Jerome J. Selitto
President and Chief Executive Officer

Date: February 28, 2011

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Sandra E. Bell
Sandra E. Bell
Executive Vice President and
Chief Financial Officer

Date: February 28, 2011

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

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Board of Directors

James O. Egan[1,3,4]
Independent Director
Non-Executive Chairman of the Board
Chair, Audit Committee
Chair, Corporate Governance Committee

James W. Brinkley[2,3,4]
Independent Director

Allan Z. Loren[2,3,4]
Independent Director
Chair, Human Capital and Compensation Committee

Gregory J. Parseghian[1,3,4,5]
Independent Director
Chair, Finance and Risk Management Committee

Deborah M. Reif[2,3,4,5]
Independent Director

Jerome J. Selitto
Director

Carroll R. Wetzel, Jr.[1,4,5]
Independent Director

Committee Assignments:
[1]Audit, [2]Human Capital and Compensation,
[3]Corporate Governance, [4]Executive,
[5]Finance and Risk Management

Executive Officers

Jerome J. Selitto
President and Chief Executive Officer

David Coles
Interim Executive Vice President and
Chief Financial Officer

Luke S. Hayden
Executive Vice President, Mortgage

George J. Kilroy
Executive Vice President, Fleet

Smriti Laxman Popenoe
Executive Vice President and Chief Risk Officer

Adele T. Barbato
Senior Vice President and
Chief Human Resources Officer

Jeff S. Bell
Senior Vice President and Chief Information Officer

William F. Brown
Senior Vice President, General Counsel and Secretary

Mark E. Johnson
Senior Vice President and Treasurer

Jonathan T. McGrain
Senior Vice President, Corporate Communications

Milton S. Prime
Senior Vice President

Other Corporate Officers

Hugo Arias
Vice President and Assistant Treasurer

Peter Au-Yang
Vice President, Human Resources

Michael R. Bogansky
Vice President, Assistant Controller, Financial Reporting

Christopher R. Brewer
Vice President, One Platform

Michael A. Carver
Vice President, Business Process Reengineering

J. Christopher Clifton
Vice President, Legal and Assistant Secretary

Rita L. Ennis
Vice President, Human Resources

John J. Erdmann
Vice President and Controller

Steven E. Grem
Vice President, HR Outsourcing Relationships

Leith W. Kaplan
Vice President, Legal and Assistant Secretary

Maryann Kelly
Vice President, IT

Brian T. Kukwa
Vice President, eCommerce

Aleksandrs P. Malinovskis
Vice President, Financial Planning and Analysis

Michael F. McDonald
Vice President, Assistant Controller, Financial Accounting

Michael D. Orner
Vice President, Chief Audit and Controls Officer

Efosa Osayamwen
Vice President, IT Systems

Woody Priester
Vice President, IT and Chief Information Security Officer

Mark Rhodes
Vice President, Tax

Kathryn M. Ruggieri
Vice President, Talent Management & Organizational Effectiveness

Jared B. Wilbanks
Vice President, IT Services

Michael Nixon
Assistant Treasurer

Joseph Weikel
Assistant Secretary

Corporate Headquarters
PHH Corporation
3000 Leadenhall Road
Mount Laurel, NJ 08054
(856) 917-1744

Annual Meeting
The 2011 Annual Meeting of Stockholders will be held on June 8, 2011 at 10:00 a.m., local time, at our corporate headquarters, 3000 Leadenhall Road, Mount Laurel, NJ 08054.

Stock Listing
New York Stock Exchange
Ticker Symbol "PHH"

Transfer Agent
BNY Mellon Shareowner Services
Attn: Shareholder Relations
P.O. Box 358016
Pittsburgh, PA 15252-8016
(866) 245-7559
www.bnymellon.com/shareowner/isd

Electronic Access
Please join PHH in its commitment to being an environmentally responsible corporation by electing to receive future stockholder materials electronically. Log on to *www.bnymellon.com/shareowner/isd* for enrollment instructions. Stockholders that hold PHH shares in a brokerage account may sign up for electronic delivery at *www.proxyvote.com.*

Investor Information
The Company's Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Conduct for Employees and Officers, Code of Business Conduct and Ethics for Directors, Board committee charters, and other investor information, may be accessed via the internet at *www.phh.com* and are also available, free of charge, upon request directly to the Company as follows:

PHH Corporation
Investor Relations
3000 Leadenhall Road
Mail Stop CC
Mount Laurel, NJ 08054
(856) 917-7405

PHH Corporation

PHH

PHH Corporation


PHH

www.phh.com